Exhibit 99.1

Lufax Holding Ltd Supplemental and Updated Disclosures

Lufax Holding Ltd (the “Company” or “we”) has filed an application (the “Listing Application”) with the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) in connection with a proposed dual primary listing by way of introduction (the “Listing”) of its ordinary shares on the Main Board of the Hong Kong Stock Exchange.

The Listing Application contains new and supplemental descriptions of certain aspects of the Company’s business and financial information as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time (the “Listing Rules”), as well as updated disclosures of certain information previously disclosed in the Company’s annual report on Form 20-F for the year ended December 31, 2021 (the “2021 Form 20-F”). This Supplemental and Updated Disclosures exhibit sets forth such new, supplemental and updated information and disclosures as described below. The disclosures herein supplement, and should be read in conjunction with, the disclosures in the 2021 Form 20-F and other disclosures furnished on Form 6-K. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Listing Application.

There is no assurance as to if or when the Listing will take place. This communication is neither an offer to sell nor a solicitation of an offer to buy, nor shall there be any offer, solicitation, or sale of the Company’s securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful.

FORWARD-LOOKING STATEMENTS

This exhibit contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates, and projections about us, our industries, and the regulatory environment in which we and companies integral to our business operate. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “target,” “goal,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions.

Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our operations and business prospects; our business and operating strategies and our ability to implement such strategies; our ability to develop and manage our operations and business; our future general and administrative expenses; competition for, among other things, capital, technology and skilled personnel; our ability to control costs; our dividend policy; changes to regulatory and operating conditions in the industry and geographical markets in which we operate; and other factors described under “Item 3. Key Information—D. Risk Factors” of our 2021 Form 20-F and “Risk Factors” in this exhibit.

The forward-looking statements made in this exhibit relate only to events or information as of the date on which the statements are made in this exhibit. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this exhibit completely in conjunction with documents we filed with or furnished to the SEC and with the understanding that our actual future results may be materially different from what we expect.

TABLE OF CONTENTS

RECENT DEVELOPMENTS	4

RISK FACTORS	7

INDUSTRY OVERVIEW	55

REGULATORY OVERVIEW	65

HISTORY AND CORPORATE STRUCTURE	86

BUSINESS	96

CONTRACTUAL ARRANGEMENTS	134

FINANCIAL INFORMATION	146

RELATIONSHIP WITH THE CONTROLLING SHAREHOLDERS	190

CONNECTED TRANSACTIONS	198

SUBSTANTIAL SHAREHOLDERS	232

DIRECTORS AND SENIOR MANAGEMENT	234

GLOSSARY OF TECHNICAL TERMS	247

RECENT DEVELOPMENTS

    The following section sets forth certain recent developments that have been updated and/or supplemented in the Listing Application.

RECENT DEVELOPMENTS

Business Developments

We have tightened customer selection and optimized our direct sales force to be more nimble, productive and effective in customer targeting and selection. We reduced the size of our direct sales network from 58,038 full-time employees as of September 30, 2022 to 46,331 full-time employees as of December 31, 2022. Though these adjustments have resulted in reduced new loan volumes, we expect that new loans should generate better results as compared to the historical loan vintages as a whole from a loan life-cycle point of view.

In addition, China began to modify its zero-COVID policy in the fourth quarter of 2022. There has been a spike in the number of cases of COVID-19 as China has adjusted to the new policy. Our risk metrics worsened for the fourth quarter of 2022 as a result of the effects on economic activity in China. This will adversely affect our top-line and bottom-line financial performance for the fourth quarter of 2022 and for the full year 2022. We expect that our financial results for the fourth quarter of 2022 will show a net loss. While we believe the change in policy towards COVID-19 strengthens the case for a U-shaped recovery in our financial performance, the timing and magnitude of any such recovery are still uncertain and subject to many contingencies.

Regulatory Developments

Overseas Listing

On December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Offshore Securities Offering and Listing by Domestic Enterprises (Draft for Comments) (《國務院關於境內企業境外發行證券和上市的管理規定 (徵求意見稿)》), or the Administrative Provisions, and the Administrative Measures for the Filing of Offshore Securities Offering and Listing by Domestic Enterprises (Draft for Comments) (《境內企業境外發行證券和上市備案管理辦法(徵求意見稿)》), or the Filing Measures, both of which have a comment period that expired on January 23, 2022. Pursuant to the Administrative Provisions and Filing Measures, or, collectively, the Draft Offshore Listing Regulations, a filing-based regulatory system will be applied to both “direct overseas offering and listing” and “indirect overseas offering and listing” of PRC domestic companies. For more details, please see “Regulatory Overview—Regulations Relating to M&A Rules and Overseas Listing.”

Our Directors, after consulting our PRC Legal Adviser, are of the view that, as of the date of this document, since the Draft Offshore Listing Regulations have not been formally adopted yet, we are not required to file formal written submission to the CSRC applying for the filing under the Draft Offshore Listing Regulations. Assuming the Draft Offshore Listing Regulations are adopted in their current forms, subject to the discretion and interpretation of the CSRC, we and our PRC Legal Adviser are currently not aware of any of the circumstances explicitly stipulated in Article 7 of the Administrative Provisions prohibiting a domestic company from conducting an overseas listing that are applicable to us. Therefore, as of the date of this document, our Directors believe that we will be able to comply with the Draft Offshore Listing Regulations in any material aspects. Furthermore, our Directors are of the view that, as advised by our PRC Legal Adviser, subject to the discretion and interpretation of the CSRC, as long as we comply with all relevant legal requirements, and submit all relevant materials in accordance with the Draft Offshore Listing Regulations, there is no material impediment for us to complete such filing procedure for this Listing, and the Draft Offshore Listing Regulations do not and will not have any material adverse impact on our business operation.

Furthermore, at the press conference held for the Draft Offshore Listing Regulations on December 24, 2021, the officials from the CSRC confirmed that if a company with a VIE structure is in compliance with applicable PRC laws and regulations, after completing the filing procedures, the company may conduct overseas listing. Based on the foregoing, our PRC Legal Adviser is of the view that the Draft Offshore Listing Regulations allow PRC domestic companies with VIE structures which comply with applicable PRC laws, regulations and regulatory requirements to conduct overseas listings after completing the filing procedures.

RECENT DEVELOPMENTS

In addition, at the press conference, the officials also clarified that the initial public offerings by PRC domestic companies and financing by existing overseas-listed PRC domestic companies will be required to complete the filing if Draft Offshore Listing Regulations become effective in the current forms, and the other existing overseas-listed companies will be allowed to complete the filing within a sufficient transitional period. For more details, please refer to “Risk Factors—Risks Relating to Doing Business in China—The approval of and filings with the CSRC or other PRC government authorities may be required in connection with our offshore listings under PRC law, and, if required, we cannot predict whether we will be able to obtain such approval or complete such filings or how long they might take.” See “Regulatory Overview” and “Risk Factors” for additional information.

Cybersecurity and Data Privacy

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law (《中華人民共和國數據安全法》), which took effect in September 2021. On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law of the PRC (《中華人民共和國個人信息保護法》), effective on November 1, 2021. On December 28, 2021, Cyberspace Administration of China, or the CAC, and other twelve PRC regulatory authorities jointly revised and promulgated the Measures for Cybersecurity Review (《網絡安全審查辦法》), or the Cybersecurity Review Measures, which came into effect on February 15, 2022. The Cybersecurity Review Measures provides that, among others, a network platform operator is required to make a filing for a cybersecurity review by the Cybersecurity Review Office prior to its listing in a foreign country if it possesses personal information of more than one million users. On January 11, 2023, we consulted the China Cybersecurity Review Technology and Certification Center (the “CCRC”), which was entrusted by the CAC to set up cybersecurity review consultation hotlines, on a no-name basis. The CCRC has advised us that (i) the term of “listing in a foreign country” under the Cybersecurity Review Measures does not apply to listings in Hong Kong, therefore a company does not need to proactively apply for a cybersecurity review for listing in Hong Kong, and (ii) a company does not need to apply for a cybersecurity review according to the Regulations on Cyber Data Security Management (Draft for Comments) (《網絡數據安全管理條例(徵求意見稿)》) since it has not become effective. Our PRC Legal Adviser is of the view, based on consultation with the CCRC, that the term of “listing in a foreign country” under the Cybersecurity Review Measures does not apply to listings in Hong Kong for purposes of the obligation to proactively apply for a cybersecurity review with the CAC. However, given the Cybersecurity Review Measures were recently promulgated, there are substantial uncertainties as to the interpretation, application and enforcement of the Cybersecurity Review Measures. For more information, please see “Regulatory Overview—Regulations Relating to Information Security and Privacy Protection.”

In addition, the Cybersecurity Review Measures also stipulates that the critical information infrastructure operators and the network platform operators which engage in data processing activities that affect or may affect national security shall also be subject to the cybersecurity review. On November 14, 2021, the CAC published Regulations on Cyber Data Security Management (Draft for Comments) (《網絡數據安全管理條例(徵求意見稿)》), or the Draft Regulations on Cyber Data Security Management, which specified that data processor who seeks to go public in Hong Kong, which affects or may affect national security, shall apply for cybersecurity review. However, further explanation or interpretation for “affect or may affect national security” remains to be clarified and elaborated by the CAC. If (i) our data processing activities are deemed to affect or may affect national security under the Cybersecurity Review Measures, or (ii) the Draft Regulations on Cyber Data Security Management is fully implemented as-is, and our operation is deemed to affect or may affect national security, we may be subject to cybersecurity review. In addition, the competent PRC regulatory authorities may proactively conduct a cybersecurity review on us. As of the date of this document, we are not required to apply for the cybersecurity review in accordance with the Draft Regulations on Cyber Data Security Management. For more details, please see “Regulatory Overview—Regulations Relating to Information Security and Privacy Protection.”

RECENT DEVELOPMENTS

Subject to the interpretation and discretion of the relevant regulatory authorities, after consulting with our PRC Legal Adviser, we are of the view that (i) considering factors for assessment of the national security risks, the possibilities that our business operations or this Listing are regarded as activities that may affect the national security and therefore we are required to proactively apply for the cybersecurity review in accordance with the Cybersecurity Review Measures are low; and (ii) we are not aware of any material legal impediment for us to take measures for compliance with the Draft Regulations on Cyber Data Security Management if become effective in its current form and the Cybersecurity Review Measures. For more details, please see “Risk Factors—Risks Relating to Our Business and Industry—Failure to comply with existing or future laws and regulations related to data protection, data security, cybersecurity or personal information protection could lead to liabilities, administrative penalties or other regulatory actions, which could negatively affect our operating results and business.”

During the Track Record Period and up to the Latest Practicable Date, we had not been subject to any material fines, administrative penalties, or other sanctions by any relevant regulatory authorities in relation to violation of cybersecurity, data security and personal information protection laws and regulations. As advised by our PRC Legal Adviser, our Directors are of the view that we are in compliance with the existing PRC laws and regulations on cybersecurity, data security and personal information protection in all material aspects. Furthermore, our Directors believe that the existing and applicable laws and regulations in cybersecurity, data security and personal information protection will not have a material adverse impact on our business operations and our listing plan on the Stock Exchange. As there might be newly issued explanations or implementation rules on the existing regulations, laws and opinions or the draft measures mentioned above might become effective, we will actively monitor future regulatory and policy changes to ensure strict compliance with all applicable laws and regulations and will continue to obtain guidance to understand the latest regulatory development and regulatory requirements.

RISK FACTORS

The following section sets forth certain risk factors that have been updated and/or supplemented since the filing of our 2021 Form 20-F as well as additional risk factors relating to the Listing.

RISKS RELATING TO OUR BUSINESS AND INDUSTRY

Our industry is rapidly changing, and our business has evolved significantly in recent years, which makes it difficult to evaluate our future prospects.

We operate in China’s SBO financial services industry, which is rapidly changing and may not develop as we anticipate. The regulatory framework governing the SBO financial services industry continues to develop rapidly and is expected to remain uncertain for the foreseeable future. In addition, our business and business model have evolved significantly in recent years. As this industry and our business continue to develop, we may further modify our business model, services and solutions. These modifications may not achieve the expected results and may have a material and adverse impact on our financial condition and results of operations.

You should consider our business and future prospects in light of the risks and challenges we may encounter in this rapidly changing industry, including our ability to:

•	improve our financial performance;

•	attract and retain small business owners and other borrowers;

•	navigate a complex and evolving regulatory environment;

•	continue to develop, maintain and scale our mobile apps;

•	convince prospective borrowers, users and partners of the value of products and services on our mobile apps;

•	increase our market share and offer personalized and competitive services;

•	offer or maintain attractive fees while driving the growth and profitability of our business;

•	develop sufficient, diversified, sustainable, cost-efficient and reputable institutional funding partners;

•	source third-party credit enhancement at commercially attractive prices, or grow our balance sheet to support our financing guarantee business, to meet the demands of our funding partners;

•	continue to develop and improve the effectiveness, accuracy and efficiency of our proprietary credit assessment and risk management technology;

•	improve our operational efficiency and maintain profitability;

•	enhance our technology infrastructure to support the growth of our business, maintain the security of our system and the confidentiality of the information provided and utilized across our system;

•	effectively maintain, upgrade and scale our financial and risk management controls and procedures;

•

defend ourselves against legal proceedings and regulatory actions, such as claims against us relating to our sales and collection efforts, fee structures, employee and third-party misconduct, intellectual property, cybersecurity or privacy;

•	operate without being adversely affected by negative publicity about our industry in general and the Company in particular, including baseless or ill-intentioned negative publicity; and

•	navigate fluctuations in economic conditions.

If we fail to address any or all of these risks and challenges, our business may be materially and adversely affected.

RISK FACTORS

Our business may continue to be materially and adversely affected by the effects of the COVID-19 pandemic in China, and changes we have made to our business may not be successful in dealing with the effects or the after-effects of the pandemic.

Beginning in 2020, outbreaks of COVID-19 resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. Normal economic life throughout China was sharply curtailed. We took a series of measures to protect our employees, including temporarily closing our offices, facilitating remote working arrangements for our employees, including our collection staff, and canceling business meetings and travels. The operations of some of our business partners and service providers were also constrained and impacted. The population in most of the major cities was locked down to a greater or lesser extent at various times and opportunities for discretionary consumption were extremely limited. In particular, many of our borrowers are small business owners, and some of them were unable to operate their businesses and lost the ability to repay their loans as a result of lockdowns or other measures instituted to control the spread of the pandemic. These events negatively affected our small business owner borrowers and have contributed to the steady rise in loan delinquency over the Track Record Period for loans we enabled.

China began to modify its zero-COVID policy at the end of 2022. While the change in policy seems to have prompted a considerable degree of optimism about the economic and market outlook, we have to be prepared for the possibility for a wide range of possible outcomes, some of which could be highly unfavorable to our business. There is still uncertainty as to the future impact of the virus, especially in light of this change in policy. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the success or failure of efforts to contain or treat cases, and future actions we or the authorities may take in response to these developments. China may experience lower domestic consumption, higher unemployment, severe disruptions to exporting of goods to other countries and greater economic uncertainty, which may impact our business in a materially negative way as people in general and small business owners in particular may be less inclined to borrow. Borrowers may also have less propensity or ability to repay their loans as a result of the economic problems caused by COVID-19, which may then impact credit quality. Small business owners will need time to recover from the economic effects of the pandemic even after business conditions begin to return to normal. Consequently, the COVID-19 pandemic may continue to materially and adversely affect our business, financial condition and results of operations in the current and future years.

While credit quality deterioration took place across the board in China during first nine months of 2022, we witnessed growing differences in economic resilience in various regions, which led to significant divergence in credit performance by region. In response, we have begun to focus on higher quality borrowers in more economically resilient regions, restructure our sales channel structure and productivity, revise our products and pricing, and enhance our risk management capabilities to protect our business health and resiliency during economic downturns. While we cannot make any assurances about our future performance, we expect that our focus on higher quality customers will generate new loan enablement volumes in the near turn at approximately two-thirds of the volumes we have generated in recent years. While we have taken this approach in the expectation that it will drive a U-shaped recovery in our financial performance, there can be no assurance that it will be successful or, if it is successful, how long it could take or how quickly our performance could recover.

Updates that we are in the process of making to our business model may not be successful.

We are in the process of making updates to our business model. Under our business model, we align our interest with that of our funding partners by sharing credit risk with them, utilizing a combination of our licensed financing guarantee subsidiary and our partnerships with third-party credit enhancement providers. We have increased the percentage of outstanding loans with credit risk exposure for our company over the Track Record Period from 6.3% as of December 31, 2020 to 16.6% as of December 31, 2021 and 22.5% as of September 30, 2022. As a consequence, our direct exposure to the risk of loss stemming from our ability to effectively evaluate borrowers’ credit profiles and manage default risks has also increased. Going forward, while we intend to increase the percentage of outstanding loans with credit risk exposure for our company to at least 30%, when and how much credit risk we take on and whether third-party credit enhancement is utilized depend on a dynamic mix of commercial factors, including the pricing of credit enhancement and the willingness of our funding partners to bear risk, as well as regulatory guidelines. Our loan enablement can be done either with or without third-party credit enhancement, and if the cost of third-party credit enhancement is not commercially attractive, the proportion of loans for which we have credit risk could greatly exceed 30%, depending on the balance of risk and reward.

RISK FACTORS

As we increase the volume of outstanding loans on which we bear credit risk, our direct exposure to the risk of loss stemming from any failure to effectively evaluate borrowers’ credit profiles or manage default risks has also increased. In addition to increasing our credit risk exposure, we launched a new small business owner value-added services platform in November 2022 to foster the growth of an SBO ecosystem, and we have begun to bring in additional service providers to give SBOs access to broader offerings beyond financial products. These include a forum for information exchange, social networking and a suite of digital SaaS solutions. Our goal is to provide SBOs the necessary connectivity and tools for more effective customer acquisition, easier transaction making and overall improved efficiency. The profitability of these updates to our business model has yet to be proven. Changing our business model may present operating and marketing challenges that are different from those that we currently encounter. Making these updates to our business model may cause us to oversee opportunities that we could have pursued if we had not made these updates or if we had made different updates. We cannot assure you that making these changes to our business model will be successful enough to justify the time, effort and resources that we devote to implementing them.

We may be unable to source third-party credit enhancement at commercially attractive prices, grow our balance sheet to support our financing guarantee business, or persuade our funding partners to accept guarantees from our financing guarantee subsidiary. Any of these outcomes could materially and adversely affect our business, financial condition and results of operations.

We make use of third-party credit enhancement providers in our retail credit and enablement business. Under our current business model, we share the credit risk with credit enhancement providers for most of the loans we enable. As of September 30, 2022, our credit enhancement providers provided insurance or guarantees on 76.3% of the outstanding balance of loans we enabled under our Puhui brand. Furthermore, one credit enhancement provider, Ping An P&C, provided insurance or guarantees for 70.6% of the outstanding balance, with other credit enhancement providers accounting for the remaining 5.7%. However, the ability and willingness of our credit enhancement providers to continue providing credit enhancement at a commercially attractive cost cannot be assured. Our credit enhancement providers price their services based on factors such as the creditworthiness of the customers, their cost of funds, the conditions in the overall credit market and their expectations for how these factors will evolve and change over time. When credit default rates go up, which has been the general trend in China over the Track Record Period, credit enhancement providers tend to increase the cost they charge to offset the additional expected losses. Going forward, while we intend to increase the percentage of outstanding loans with credit risk exposure for our company to at least 30%, when and how much credit risk we take on and whether third-party credit enhancement is utilized depend on a dynamic mix of commercial factors, including the pricing of credit enhancement and the willingness of our funding partners to bear risk, as well as regulatory guidelines. Our loan enablement can be done either with or without third-party credit enhancement, and if the cost of third-party credit enhancement is not commercially attractive, the proportion of loans for which we have credit risk could greatly exceed 30%, depending on the balance of risk and reward. If we are unable to source third-party credit enhancement at commercially attractive prices, grow our balance sheet to support our financing guarantee business, or persuade our funding partners to accept guarantees from our financing guarantee subsidiary, our business, financial condition and results of operations may be materially and adversely affected.

The total fees charged to borrowers for loans we enable may be deemed to be in excess of interest rate limits imposed by laws or regulatory authorities. As a result, part of the interest and fees may not be valid or enforceable through the PRC judicial system.

Our retail credit and enablement service fees and other fees, to the extent they are deemed to be or related to loan interest, are subject to the restrictions on interest rates as specified in rules on private lending. According to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases took effect on September 1, 2015, in the event the sum of the annualized interest that lenders charge and the fees we and our business partners charge exceeded the 24% limit, and borrowers refused to pay the portion that exceeds the 24% limit, PRC courts would not uphold our request to demand the portion of the fees that exceeds the 24% limit from such borrowers. If the sum of the annual interest that lenders charge and the fees we and our business partners charge exceeds 36%, the portion that exceeds the 36% limit is invalid.

The Supreme People’s Court approved two amendments to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases on August 19, 2020 and December 29, 2020, pursuant to which the PRC courts will support a non-financial institution’s claim for interest on loans if their annual interest rate does not exceed four times the one-year Loan Prime Rate at the time of the establishment of the loan agreements. The aforementioned one-year Loan Prime Rate refers to the one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center. As of the Latest Practicable Date, the most recent one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center was 3.65%. Also on December 29, 2020, the Supreme People’s Court further issued the Reply Regarding the Scope of Application of the New Private Lending Judicial Interpretation, which provides that the amended Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases are not applicable to disputes arising from the financial business of microloan companies, financing guarantee companies, and five other types of local financial organizations which are regulated by local financial authorities.

RISK FACTORS

However, there remain uncertainties in the interpretation and implementation of the abovementioned provisions of the Supreme People’s Court and the two amendments, including their applicability in practice, the basis of the formula used to calculate the interest limit, and the scope of inclusion of related fees and insurance premiums, as well as inconsistencies between the standard and the level of enforcement by different PRC courts. We cannot assure you that there will not be any changes to the detailed formula used to calculate the interest limit, that our future fee rates will not be lowered as a result of the limit described above, or that the limit will not be applied to our historical products. In such cases, we and our business partners may be required to repay certain borrowers if our historical loan products are deemed to have violated the laws and regulations concerning the limit on lending interest and fee rates, and our business, results of operations and financial condition may therefore be materially and adversely affected.

In addition to rules, opinions and decisions issued by the PRC courts, we and our business partners are also subject to regulatory agencies’ requirements, supervision or guidance. We have lowered the APR on loans we enable since early September 2020 and may further lower the APR or even be required to change our charging strategies from time to time as a result of changes in regulation or our business strategy. We may also reduce our outstanding loan volumes, significantly modify our fee rate structure within a prescribed period of time or modify our business cooperation model with third-party business partners, including our credit enhancement providers. If we are unable to comply with such regulatory requirements, supervision or guidance, we may be deemed to be charging above the maximum interest rates permitted by the relevant laws, regulations, policies or guidance, and as a result, we could be subject to orders of suspension, cessation or rectification, cancelation of qualifications, or other penalties, and our business, financial condition, results of operations and our cooperation with business partners could be materially and adversely affected as a result. See “—Our business is subject to laws, regulations, and supervision by national, provincial and local government and judicial authorities, industry associations and other regulatory bodies. The laws, regulations and official guidance relating to our business are complex and evolving rapidly and may be subject to further changes. Non-compliance with any existing or new regulation may result in penalties, limitations and prohibitions on our business activities, and we have been modifying and may need to continue to modify our business operations in response to changes in laws and regulations.”

Furthermore, there remain uncertainties regarding whether our charging strategies for service fees and the amount of service fees charged by our financing guarantee company could be accepted or supported by the local courts, and we cannot rule out the possibility that we may be required to change our charging strategies for service fees and the amount of service fees charged by our financing guarantee company if there is any change in the interpretation and implementation of applicable laws, regulations and governmental policies in the future.

Our access to sufficient and sustainable funding at commercially attractive costs cannot be assured.

The growth and success of our future operations depend on the availability of adequate lending capital to meet borrowers’ demands for loans. To maintain sufficient and sustainable funding to meet borrower demands, we need to keep expanding our funding base and secure a stable stream of funds from our funding partners.

The availability of funding from our funding partners depends on many factors, some of which are out of our control. Changes in the credit environment may impact the funding costs and the terms of our agreements with funding partners, and we may not be able to obtain sufficient and sustainable funding from our funding partners if the funding cost increases significantly. Funding costs may also be affected by the availability and pricing of credit enhancement and the willingness of the funding partners to bear risk with or without credit enhancement. In addition, our competitors may offer better terms to attract institutional funding partners away from us or form exclusive partnerships with them. We may not be able to maintain long-term business relationships with institutional funding partners in this evolving market. In addition, some of our funding partners have limited operating histories and experiences and we cannot rely on them for our funding.

RISK FACTORS

Our funding partners are subject to PRC laws and regulations, and they may have to cease or modify their operations and cooperation with us as a result of existing or new regulatory requirements. For example, in July 2020, the China Banking and Insurance Regulatory Commission, or the CBIRC, issued the Interim Measures for the Administration of Online Loans by Commercial Banks to provide detailed rules on online loans provided by commercial banks. On February 19, 2021, the CBIRC further issued the Notice of Further Regulating Online Loan Business of Commercial Banks, also known as Circular 24, which provides that the commercial banks shall independently carry out the risk management of online loans and are forbidden from outsourcing the key procedures of loan management. Where a commercial bank and its joint lending partner jointly contribute funds to issue online loans, the funding contribution percentage of its joint lending partner shall not be less than 30%. Moreover, Circular 24 caps a bank’s own loan balance under a joint lending partnership with a single counterparty at 25% of its tier-1 capital and prohibits local commercial banks from engaging in an online loan business outside the territory of their registered place. Moreover, the CBIRC issued the Notice of Strengthening the Administration of the Internet Loan Business of Commercial Banks and Improving the Quality and Efficiency of Financial Services on July 12, 2022, which further requires local commercial banks to regulate the cooperation of online loan business with third-party institutions and enter into separate cooperation agreements in respect of joint capital contribution, information technology cooperation, and other business cooperation, to clarify the rights and responsibilities of each party. This notice provides a transitional period for the existing online loan business of commercial banks until June 30, 2023. These rules also apply by analogy to branches of foreign banks, trusts, consumer finance companies and auto finance companies. These rules and regulations may require some of our funding partners to evaluate their cooperation entities and adjust their cooperation with us and thus may potentially have a material impact on the availability of our funding.

While we have made efforts to diversify our funding sources, we cannot assure you that such efforts will be successful or funding sources for the loans we enable will remain or become increasingly diversified in the future. If we become dependent on a small number of funding partners and any such funding partners decide not to collaborate with us, change the commercial terms to the extent unacceptable to our borrowers or limit the funding available for loans we enable, such constraints may materially limit our ability to enable loans and adversely affect our user experience. As a result, our business, financial condition, results of operations and cash flow may be materially and adversely affected.

Our business is subject to laws, regulations, and supervision by national, provincial and local government and judicial authorities, industry associations and other regulatory bodies. The laws, regulations and official guidance relating to our business are complex and evolving rapidly and may be subject to further changes. Non-compliance with any existing or new regulation may result in penalties, limitations and prohibitions on our business activities, and we have been modifying and may need to continue to modify our business operations in response to changes in laws and regulations.

The industry in which we operate is highly regulated. Our businesses are subject to national, provincial and local laws, rules, regulations, policies and measures in China. See “Regulatory Overview.” These laws, rules, regulations, policies and measures are issued by the National People’s Congress of the PRC and its standing committee, the State Council, and different central government ministries and departments as well as provincial and local government authorities, and are enforced by different levels of regulatory agencies and by local authorities in each province in which we operate. As a result, there may be inconsistencies between the rules, regulations, policies, orders and guidance of different regulatory agencies. In order to comply with the existing and new rules, regulations, policies and measures of each regulatory agency, we have modified, and may continue to modify, our business models from time to time, which could cause us to incur significant costs and expenses, divert resources and materially disrupt our operations, which could have a material adverse effect on our results of operations and financial condition.

For example, on January 13, 2021, the CBIRC and the People’s Bank of China released the Notice on Regulating Personal Deposit Business by Commercial Banks through the Internet, which provides detailed rules for the conduct of a deposit business by commercial banks through the internet and further prohibits commercial banks from conducting a time deposit and time-demand optional deposit business through online platforms that they do not operate themselves, including such services as marketing and promotion, product display, information transmission, access to purchase and interest subsidies. We ceased to enable the bank deposit products provided by our bank partners in December 2020. However, the PRC governmental authorities may further tighten the requirements that regulate the industry we operate in, which may result in fines or penalties, limit or restrict our current practices and may require changes to our business model or operations.

RISK FACTORS

On April 29, 2021, the People’s Bank of China, together with the CBIRC, the CSRC and other regulatory authorities, jointly conducted a regulatory interview with 13 companies, including ours, as part of special work on self-investigation and rectification of online financial platforms. We have carried out self-investigation and rectification work in various aspects, including prudential supervision, financial consumer protection, integrated operation of financial business, personal credit business, capital market business, and third-party internet deposits. As of the Latest Practicable Date, we have substantially conducted most of the rectification measures based on our self-examination results according to the guidance provided by the relevant authorities. There also remains a risk that we may not be able to rectify all our practices to be in compliance with the regulatory requirements, which may result in regulatory authorities taking additional regulatory actions against us. The regulatory authorities will maintain normalized supervision in general going forward, according to the guidance provided by the regulatory authorities. Our rectification results remain subject to the regulators’ regular supervision, and we cannot assure you that the measures we have taken and rectifications we have made will satisfy the requirements from the regulators. If any such outcome were to arise, there may be a material and adverse effect on our business, results of operations, financial conditions and prospects. Our reputation may also be harmed.

On December 31, 2021, the People’s Bank of China, the MIIT, the CBIRC, the CSRC, the CAC, SAFE and the State Intellectual Property Office issued the Measures for Administration of Internet Marketing of Financial Products (Draft for Comments), which regulates financial institutions and internet platform operators entrusted by such financial institutions with carrying out internet marketing activities of financial products. Pursuant to this draft measure, financial institutions may not entrust any other entities or individuals to carry out internet marketing of financial products unless otherwise provided or authorized by laws and regulations. The draft measure also prohibits third-party online platform operators from participating in the sale of financial products, including interactive consultation with consumers on financial products, suitability assessment of financial consumers, execution of sale contracts and transfer of funds. In addition, online platform operators are not allowed to share the income of financial business by setting various charging mechanisms linked to the loan scale and interest scale. If this draft measure is enacted as proposed, our retail credit and enablement business will be subject to additional regulatory requirements and restrictions.

We are also subject to oversight by the MIIT, the CAC and the National Internet Finance Association of China in connection with our mobile applications. If we fail to comply with the requirements and standards set by the relevant authorities or if our apps fail to remain on the white list, mobile app stores including the iOS App Store and Android app stores may cease the distribution of our mobile apps and our business may be materially and adversely affected.

We expect the laws, rules, regulations, policies and measures governing our business, our cooperation with third-party business partners and the loans we enable to continue to evolve. Our business activities and growth may be adversely affected if we do not respond to regulatory changes in a timely manner. Non-compliance with the applicable laws, rules, regulations, policies and measures, including as a result of ambiguities in them, may subject us to sanctions by regulatory authorities, monetary penalties, or restrictions on our business activities or new product introduction or revocation of our licenses, all of which could have material and adverse effects on our business, financial condition and results of operations.

Any failure to obtain, renew or retain the requisite approvals, licenses or permits applicable to our retail credit and enablement business may have a material adverse effect on our business, financial condition and results of operations.

The PRC government extensively regulates internet-related businesses, including supervising foreign ownership and requiring licenses and permits pertaining to the companies in internet-related businesses. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

We are required to obtain certain approvals, licenses, permits and certificates in the PRC for our retail credit and enablement business, including a license for our financing guarantee business and a license for our consumer finance business. For details of these requirements, please refer to “Regulatory Overview” in this document. As at the Latest Practicable Date, we have obtained all requisite licenses, permits and certificates for our credit enablement and financing guarantee business operations in the PRC and such licenses, permits and certificates are valid and remain in effect. However, there is no assurance that we will be able to obtain or renew such licenses, permits and certificates upon their expiration. In addition, the eligibility criteria for such licenses, permits and certificates may change from time to time and we may be required to observe stricter compliance standards in respect of such licenses, permits and certificates. In the event of the introduction of any new laws and regulations or changes in the interpretation of any existing laws and regulations that increase compliance costs for us, or prohibit or make it more expensive for us to continue with the operation of any part of our business, our business, financial condition and results of operations may be materially and adversely affected.

RISK FACTORS

Moreover, the PRC government has adopted a series of regulations governing credit investigation businesses. Among those regulations, the Regulation for the Administration of Credit Investigation Industry, promulgated by the State Council and effective in March 2013, provides that credit investigation business means the activities of collecting, organizing, storing and processing credit-related information of individuals and enterprises, as well as providing such information to parties that may use such information. To further strengthen the supervision for credit investigation businesses, the People’s Bank of China issued the Administrative Measures for Credit Investigation Business, or the Credit Investigation Measures, effective January 1, 2022, which stipulate a broad definition of credit information to include all types of information in connection with the provision of services in financial or other activities to assess credit of individuals or enterprises. According to this measure, such information may include an individual’s or enterprise’s identity, address, transportation, communication, indebtedness, property, payment, consumption, production and operation, fulfillment of legal obligations and other information, as well as the analysis and evaluation based on such information. Although there are substantial uncertainties as to the interpretation and application of such measures, because we may collect, store and analyze certain information which falls within the scope of so-called credit-related information and conduct credit assessment based on such information and we may also share such information with our business partners under proper authorization, we may be deemed to be collecting and processing credit information of individuals and enterprises, and may be required to obtain credit data collection licenses and complete filing formalities. However, due to the evolving regulatory environment of the credit investigation industry and the lack of detailed interpretation, we cannot assure you that our retail credit and enablement business will not be regarded as credit investigation business and we will not be required to obtain the approval or license for credit investigation business or have to modify our business model, which could cause us to incur significant costs and expenses, divert resources and disrupt our operations, which may materially and adversely affect our results of operations and financial condition.

The Administrative Regulations on Supervision of Financing Guarantee Companies and its Supporting Systems (《融資擔保公司監督管理條例》及其四項配套制度) provides that a financing guarantee company approved by a provincial regulatory body may apply for setting up branches in other provinces to conduct a credit enablement business. Our financing guarantee company has been licensed by the provincial financial supervision authority in Jiangsu Province to operate a credit enablement business. Also, the branches of our financing guarantee company have also been granted licenses for conducting their retail enablement business in most of the provinces of China. Our financing guarantee company and its branches are subject to the supervision of local financial authorities in the jurisdictions where they are located. Historically, some of our financing guarantee companies maintained leverage ratios that were above the maximum level allowed. As of the Latest Practicable Date, we had modified our financing guarantee companies’ business models in order to comply with the leverage ratio requirements and other laws, regulations, policies and measures for these companies in all of these jurisdictions.

Historically, the regulators have given us verbal and written guidance on our business practices, and we have modified our business operations based on such guidance. We may be subject to additional regulatory warnings, correction orders, condemnation and fines and may be required to further modify our business if any of our financing guarantee companies is deemed to have violated national, provincial or local laws and regulations or regulatory orders and guidance. On December 31, 2021, the People’s Bank of China published the Regulations on the Local Financial Supervision and Administration (Draft for Comments), which requires that, among others, (i) six types of financial organizations, including financing guarantee companies, are deemed as local financial organizations, and the incorporation of local financial organizations should be approved by the competent provincial regulatory authorities before they apply for the business licenses, (ii) local financial organizations are required to operate their business within the area approved by the competent provincial regulatory authorities and are not allowed to conduct business across provinces in principle, and (iii) the rules for cross-province business carried out by local financial organizations should be formulated by the State Council or by the financial regulatory department of the State Council as authorized by the State Council. The financial regulatory department of the State Council will specify a transition period for local financial organizations that have carried out businesses across provinces to maintain compliance. Currently, our financing guarantee company provides services for loans to borrowers across provinces. As uncertainties remain regarding when these rules would be adopted and become effective, and to what extent we would be subject to these rules, we cannot rule out the possibility that we may be required to obtain additional licenses, permits, filings or approvals in the future. We cannot assure you that we will be able to comply with such regulations in all respects in a timely manner, or at all, and since our financing guarantee subsidiary has been playing an increasingly important role in our retail credit and enablement business, any failure to do so could materially impair our ability to conduct our business and materially and adversely affect our results of operations and financial condition.

RISK FACTORS

We have modified our business model and practices in the past as a result of changes in laws, regulations, policies, measures and guidance, and we are subject to risks in connection with our discontinued products and historical practices. If any of our discontinued products and historical practices is deemed to violate any PRC laws or regulations, our business, financial condition and results of operations would be materially and adversely affected.

Given the complexities, uncertainties and frequent changes in PRC laws, rules, regulations, policies and measures, including changes in their interpretation and implementation, we have historically modified our business models and practices due to shifts in regulatory requirements and our strategies. Among wealth management products, we ceased to enable the offering of structured alternative products originated by financial institutions for individual investors, which we refer to as business-to-consumer, or B2C products, in the second half of 2017. We also ceased to enable the bank deposit products provided by our bank partners in December 2020. Among retail credit and enablement products, we ceased to enable the offering of peer-to-peer products in August 2019, as well as stopped using funding from peer-to-peer individual investors as a funding source for our retail credit and enablement business in 2019. As of December 31, 2021, no peer-to-peer products enabled by our company remained outstanding, and none of the new loans we enabled in 2021 and the nine months ended September 30, 2022 were funded by peer-to-peer individual investors.

To facilitate the exit of investors after we discontinued our enablement of the offering of B2C products in the second half of 2017, we decided to repurchase certain trust plans, asset management plans and debt investments from our investors as a one-time event. The performance of these trust plans, asset management plans and debt investments, with an aggregate net balance of RMB1.1 billion as of September 30, 2022, may continue to have an adverse impact on our financial condition. We are currently pursuing claims against the debtors related to some of our historical B2C products. While none of these claims is considered material to our business on an individual basis, the overall results of these ongoing litigations may have continued impact on our financial condition. We are currently unable to estimate the possible outcome or possible range of recovery, if any, associated with the resolution of these cases, and adverse outcome of our claims could have a material adverse effect on our business, results of operations, cash flows and reputation.

We ceased using individual funding as a funding source for loans in 2019 in response to new regulations on peer-to-peer lending. Under existing regulations, entities engaging in peer-to-peer lending are required to apply for record-filings with authorities. In addition, in January 2019, the PRC government issued the Notice on Further Implementing the Compliance Inspection and Follow-up Work of Peer-to-Peer Online Lending, which requires all peer-to-peer lending platforms to reduce the total outstanding peer-to-peer lending balance, the total number of borrowers, and the total number of individual investors. Three platforms operated by the Consolidated Affiliated Entities were engaging in peer-to-peer lending services at that time. After close consultation with regulators, we ceased enabling new loans using peer-to-peer funding since August 2019, and as of December 31, 2021, none remained outstanding. We have not received any administrative penalty for our online lending information intermediary services as of the Latest Practicable Date. Nevertheless, we cannot assure you that we will not be subject to fines or other regulatory penalties for our historical peer-to-peer loans. Any of such events may materially and adversely affect our client relationship, reputation, and business operations.

Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation, and we cannot assure you that our historical practices would not be deemed to be a violation of unannounced or retroactively applied laws and regulations, which may subject us to fines and other administrative sanctions and adversely affect our reputation, business prospects and financial condition.

Changes to our business model may subject us to similar risks with respect to our current products or services that we discontinue, including complaints from customers, damage to our brand, and regulatory scrutiny. See also “—We may be subject to risks due to the business conducted by our microloan subsidiaries prior to 2021.”

If our credit assessment and risk management model is flawed or ineffective, or if the data that we collect for credit analysis inaccurately reflects borrowers’ creditworthiness, or if we fail or are perceived to fail to effectively manage the default risks of loans we enable for any other reason, our business and results of operations may be adversely affected.

Our ability to attract borrowers and funding partners and build trust in our capabilities is significantly dependent on our ability to effectively evaluate borrowers’ credit profiles and manage default risks. We continually refine the algorithms, data processing and other technologies underlying our credit assessment and risk management model, but if any of these decision-making and scoring systems contain programming or other errors, or are ineffective or the data provided by borrowers or third parties are incorrect or stale, our loan pricing and approval process could be negatively affected, resulting in mispriced or misclassified loans or incorrect approvals or denials of loans.

RISK FACTORS

In addition, if we fail to discover borrower fraud or intentional deceit, the quality of our credit management may be compromised and we may be subject to liability under the relevant laws and regulations. Although we are not subject to contractual obligations to our funding or credit enhancement providers for inaccurate assessment of a borrower’s creditworthiness and we do not bear credit risk for loans that we do not fund or guarantee ourselves as long as we take reasonable measures to detect fraudulent behaviors, we cannot assure you that we would not be subject to liability if we fail to detect any fraudulent behavior. If we incur such liabilities, our results of operations and financial condition could be materially and adversely affected.

The completeness and reliability of consumer credit history information in the PRC is relatively limited. The People’s Bank of China has developed and put into use a national personal and corporate credit information database which remains relatively underdeveloped. The information and data we obtain ourselves or from external parties for credit assessment and risk management purposes may be inaccurate or incomplete. We are also unable to accurately monitor whether a prospective borrower has obtained loans through online retail credit enablement platforms, creating the risk whereby a borrower may utilize our credit products to pay off loans from other sources. There is also a risk that, following our access to a borrower’s information, the borrower may have become delinquent in the payment of an outstanding obligation, defaulted on a pre-existing debt obligation, taken on additional debt, or sustained other adverse financial events.

In addition, various factors could affect our borrowers’ repayment ability, such as economic and other conditions affecting our borrowers and their businesses and industries, the cash flow of individual borrowers and the amounts and terms of the loans. If a borrower’s financial condition deteriorates after his or her loan application is approved, we may not be able to take sufficient and effective measures in time to prevent default on the part of the borrower. We may also be unable to monitor our borrowers’ actual use of the loans we enabled, verify if our borrowers have other undisclosed borrowings, or detect our borrowers’ suspicious or illegal transactions, such as money laundering activities in our business, which may expose us to financial and/or reputational damage. If we are unable to effectively maintain a reasonably low default rate for loans we enable, our financial condition, results of operations and business prospects may be materially and adversely affected.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

COVID-19 has had a severe and negative impact on the Chinese and the global economy since 2020. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including problems that may arise from the unwinding of those policies. The Federal Reserve has signaled its intention to raise interest rates in the United States. Recently, the Russia-Ukraine conflict has caused, and continues to intensify, significant geopolitical tensions in Europe and across the world. This conflict and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

A credit crisis or a prolonged downturn in the credit markets may materially and adversely impact our reputation, business, results of operations and financial position.

Our business is subject to credit cycles associated with the volatility of the overall economy. In particular, the operations of our business may be severely affected in a credit crisis or prolonged downturn in the credit markets. For example, we may face increased risk of default or delinquency of borrowers, which will result in lower returns or losses for our funding partners, credit enhancement providers and us. In the event that the creditworthiness of our borrowers deteriorates or we cannot accurately track the deterioration of their creditworthiness, the criteria we use for the analysis of borrower credit profiles may be rendered inaccurate, and our risk management system may be rendered ineffective. This in turn may lead to higher default rates and an adverse impact on our reputation, business, results of operations and financial position as well as our ability to retain existing or attract new funding partners and credit enhancement providers.

RISK FACTORS

In addition, a credit crisis or prolonged downturn in the credit markets might cause tightening in credit guidelines, limited liquidity, deterioration in credit performance and increased foreclosure activities. Since we generate a large proportion of our income from fees charged for services, a decrease in loans enabled could cause a material decline in our income for the duration of a crisis or downturn. Funding partners and credit enhancement providers may increase their fees when they perceive heightened credit risks, which may have a material and adverse impact on our profitability. Moreover, a financial and credit crisis may be coupled with or trigger a downturn in the macroeconomic environment, which could cause a general decrease in lending and investment activities over a prolonged period of time and materially and adversely impact the industry we operate in. If a credit crisis or prolonged downturn were to occur, particularly in China’s credit markets, our business, financial performance and prospects may be materially and adversely affected.

Furthermore, a credit crisis may lead to fluctuations in interest rates. If the prevailing market interest rates rise while borrowers are unwilling to accept a corresponding increase in interest rates, funding partners may be deterred from providing funding. Funding from trusts may be more sensitive to volatility in the credit markets than funding from commercial banks or other financial institutions, and to the extent that we rely on funding from trusts, we may be unable to obtain sufficient funding for loans we enable. If our borrowers decide not to utilize our credit products because of increases in interest rates, our ability to retain existing borrowers and attract or engage prospective borrowers as well as our competitive position may be severely limited. We cannot assure you that we will be able to effectively manage such interest rate risk at all times or pass on any increase in interest rates to our borrowers. If we are unable to effectively manage such an increase, our business, profitability, results of operations and financial condition could be materially and adversely affected. If the prevailing market interest rates decrease and we fail to adjust the interest rates for borrowers, prospective borrowers may choose to borrow from other sources to take advantage of the lower funding cost offered elsewhere. As a result, any fluctuation in the overall interest rate environment may discourage borrowers from making credit applications from us or utilize their approved credit, which may adversely affect our business.

Our transaction process may result in misunderstanding among our borrowers.

Our paperless application process is implemented primarily on our mobile apps. While the process is streamlined and convenient, it involves certain inherent risks. Our borrowers may not read the electronic agreements closely, which may result in misunderstanding of certain terms and conditions. Furthermore, information in our product promotion materials and on our app may result in misunderstanding among our borrowers and be deemed misleading. Borrowers may be confused by the fee structure that is applied to their loans or allege that the fees were not presented and explained in a transparent manner. If the government authorities or the courts determine that information disclosed in our product promotion materials and on our app is misleading, the courts may support the borrower’s request to rescind the agreement or determine a lower interest and service fee to be payable by the borrower, and we may be subject to fines and penalties by the courts and government authorities for the misleading promotion. In addition, misunderstandings may give rise to negative publicity and complaints among our borrowers, harm our brand name and reputation and in turn hurt our ability to retain and attract borrowers, which could have a material adverse effect on our business, financial condition and results of operations.

Information regarding individuals to whom we provide our financial services may not be complete, and our ability to perform due diligence, detect borrower fraud or manage our risks may be compromised as a result.

Our operations depend heavily on the effectiveness of our KYC (know-your-customer), KYB (know-your-business) and other due diligence efforts. For example, we rely on our KYC and KYB data to assess borrowers’ creditworthiness for our retail credit and enablement business. We also rely on borrowers themselves and our internal and external data sources to conduct due diligence and verify the information obtained. For more details, see “Business—How We Enable Our Institutional Partners—Credit Analytics—Data.” Incomplete or inaccurate information may not only result in additional efforts and related costs, but may also undermine the effectiveness of our KYC, KYB and other due diligence efforts. We cannot assure you that we will uncover all material information necessary to make fully informed decisions, nor can we assure you that our KYC and KYB will be sufficient to assess borrowers’ creditworthiness or detect fraud committed by borrowers in all cases. In addition to the risk of default, there is a risk that ineffective KYC, KYB and other due diligence efforts could expose us to scrutiny from regulators regarding the suitability of borrowers for whom we enable loans. Any such failures could have a material adverse effect on our business, financial condition, results of operations and prospects.

RISK FACTORS

If our ability to collect delinquent loans is impaired, or if there is actual or perceived misconduct in our collection efforts, our business, financial condition and results of operations might be materially and adversely affected.

We have implemented payment and collection policies and practices which are designed to optimize the repayment process while also providing superior borrower experience. Due to the labor intense nature of the work, we retain both an internal collection team and outsource part of collection work to third parties. Despite our servicing and collection efforts, including claims and litigations against delinquent borrowers, we cannot assure you that we will be able to collect payments on the transactions we enable as expected. In addition, we aim to control bad debts by utilizing and enhancing our credit assessment system rather than relying on collection efforts to maintain healthy credit performance. As such, our collection team may not possess adequate resources or workforce to collect payment on the loans we enabled. If we fail to adequately collect amounts owed, payments of principals and retail credit service fees may be delayed or reduced and our results of operations will be adversely affected. If the quality of our loan portfolio were to deteriorate as a result of ineffective collection, our funding partners and credit enhancement providers may decide not to continue to cooperate with us. See “—If our credit assessment and risk management model is flawed or ineffective, or if the data that we collect for credit analysis inaccurately reflects borrowers’ creditworthiness, or if we fail or are perceived to fail to effectively manage the default risks of loans we enable for any other reason, our business and results of operations may be adversely affected.” If the volume of loans we enable grows in the future, we may devote additional resources into our collection efforts. However, there can be no assurance that we would be able to utilize such additional resources in a cost-efficient manner.

The labor intense nature of collection work also makes it susceptible to disruption during emergencies, including during public health crises and similar events. Our collection team was not always capable of operating at full efficiency during the COVID-19 pandemic. In addition, the PRC government may curb our collection efforts during emergencies as a form of relief for borrowers, which may prevent us from collecting debts in a timely fashion or at all.

Moreover, the current regulatory regime for debt collection in the PRC remains unclear and continues to evolve. The Notice on the Regulation and Rectification of the “Cash Loan” Business, or Circular 141, and subsequent rules and regulations provide that no institution or third-party agency shall collect loans by actual or threatened violence, intimidation, insult, defamation, harassment, disseminating private information, or other ways that cause harm. The Notice on Strengthening the Supervision and Management of Microloan Companies, issued by the CBIRC in September 2020, provides that microloan companies and third-party loan collection agencies may not collect loans by violence, or threats of violence, or intentionally inflicting bodily injury, or infringing upon personal freedom, or illegally occupying property, or interfering with daily life through insults, slander, harassment, or illegal infringement on privacy, or other illegal methods. However, there is uncertainty with respect to the definition and interpretation of the prohibited conducts. We may also be subject to new regulations that require licenses or certain qualifications for conducting a loan collection business. We have adopted a set of mechanisms and procedures, such as recording and monitoring contact made by collection personnel with borrowers and regularly evaluating agency partners based on their performance, service quality and compliance with laws, to ensure our in-house staff and third-party collection agencies’ collection efforts comply with the relevant laws and regulations in the PRC. Nevertheless, we cannot assure you that our collection team or third-party collection service providers have not engaged in or will not engage in any aggressive practices or misconduct as part of their collection efforts. Any such historical or future misconduct by our collection team or the third-party service providers we work with, or the perception that our collection practices are aggressive or not compliant with the relevant laws and regulations, may result in harm to our reputation and business, which could further reduce our ability to collect payments from borrowers, lead to decrease in the willingness of prospective borrowers to apply for loans, as well as orders of suspension or rectification, cancelation of qualifications or fines and penalties imposed by the relevant regulatory authorities, any of which may have a material adverse effect on our results of operations.

Our cooperation with various third parties is integral to the smooth operation of our business. If these third parties fail to perform or provide reliable or satisfactory services, our business, financial condition and results of operations may be materially and adversely affected.

We rely on third-party business partners and service providers, including Ping An Group, to operate various aspects of our business. In particular, third parties provide us with funding and credit enhancement for our SBO financial services business. Furthermore, third-party service providers maintain part of our technology systems and we rely on third parties for secure fund management and online payment and settlement.

RISK FACTORS

Our relationships with various third parties are integral to the smooth operation of our business. Most of our agreements with third-party service providers are non-exclusive and do not prohibit third-party service providers from working with our competitors or from offering competing services. If our relationships with third-party service providers deteriorate or third-party service providers decide to terminate our respective business relationships for any reasons, such as to work with our competitors on more exclusive or favorable terms or if they themselves become our competitors, our operation may be disrupted. In addition, our third-party service providers may not meet the standards that we expect and require under our agreements, and disagreements or disputes may arise between us and the third-party service providers.

For example, our third-party credit enhancement providers may limit the credit enhancement services available to our borrowers in the future, and regulatory authorities may limit our third-party credit enhancement providers’ ability to provide services to us. In addition, we may be subject to the cyclical fluctuation of the credit enhancement industry. For the most part, we rely on Ping An P&C, a member of Ping An Group, to supply credit enhancement. Of the 76.3% of outstanding loans we enabled under our Puhui brand as of September 30, 2022 that were guaranteed or insured by third-party credit enhancement providers, Ping An P&C provided 70.6% of the third-party credit enhancement, while 5.7% was guaranteed or insured by other third parties. We are not aware of any instance where our partners have ever failed to fulfill their insurance or guarantee obligations. However, if (i) there is a cyclical downturn in the credit enhancement industry, (ii) the credit enhancement costs of our credit enhancement providers increase, or (iii) our partners cannot provide as much credit enhancement as our borrowers need, our business, financial condition and results of operations will be adversely affected.

We rely on third-party payment channels and custodian banks in handling fund transfers and settlements. Third-party payment agents in China are subject to oversight by the People’s Bank of China and must comply with complex rules and regulations, licensing and examination requirements. If our third-party payment agents or the custodian banks we collaborate with are to suspend, limit, adjust or cease their operations or are subject to regulations or regulatory rectifications required by various regulatory authorities, or if our relationships with our third-party payment agents deteriorate or they were to otherwise terminate, we would need to arrange substantially similar arrangements with other third-party payment agents. Negative publicity about our third-party payment agents or the industry in general may also adversely affect funding partners’ or borrowers’ confidence and trust in the use of third-party payment agents to provide payment and custodian services. In addition, our third-party payment channels or custodian banks may fail to function effectively. If any of the foregoing were to happen, our operations could be materially impaired and our results of operations would suffer.

If we are unable to maintain or increase the amount of loans we enable or if we are unable to retain existing borrowers or attract new borrowers, our business, financial condition and results of operations will be adversely affected.

The volume of new loans we enable is one of the key metrics for our financial performance. Our total volume of new loans grew from RMB565.0 billion in 2020 to RMB648.4 billion (US$95.5 billion) in 2021, and decreased from RMB496.8 billion in the nine months ended September 30, 2021 to RMB417.6 billion (US$61.5 billion) in the nine months ended September 30, 2022. The success of our business depends on whether we can retain existing borrowers and continually attract additional borrowers and funding partners.

If there are insufficient qualified loan requests, funding partners may be unable to deploy their capital through loans we enable in a timely or efficient manner and may seek other opportunities, including those offered by our competitors. Conversely, if there are insufficient commitments from funding partners, borrowers may not obtain enough capital through loans we enable and may turn to other sources for their needs.

The overall transaction volume may be affected by the following factors:

•	our brand recognition and reputation;

•	the cost the borrowers bear;

•	the return rates offered to funding partners relative to market rates;

•	the financing service fees charged;

•	our efficiency in acquiring and engaging prospective borrowers;

•	our ability to grow our SBO ecosystem and convert ecosystem participants to active borrowers;

•	utilization of the credit we approve;

RISK FACTORS

•	the effectiveness of our credit assessment model and risk management system;

•	our ability to secure sufficient and cost-efficient funding;

•	borrowers’ experience on our mobile apps; and

•	the PRC regulatory environment governing our industry and the macroeconomic environment.

In connection with the introduction of new products or in response to general economic conditions, we may impose more stringent borrower or product provider qualifications to ensure the quality of the transactions we enable, which may negatively affect the growth of transactions we enable. We expect our pivot to focus on higher quality borrowers as part of our response to the impact of the COVID-19 pandemic on China in 2022 to reduce our new loan enablement volumes in the near turn. See “—Our business may continue to be materially and adversely affected by the effects of the COVID-19 pandemic in China, and changes we have made to our business may not be successful in dealing with the effects or the after-effects of the pandemic.”

If any of our current borrower acquisition channels becomes less effective, or any of our borrower acquisition channel partners are no longer able or willing to continue to work with us for regulatory or other reasons, or we are otherwise unable to continue to use any of these channels, or we are not successful in using new channels, we may not be able to attract new borrowers and funding partners in a cost-effective manner or convert potential borrowers into active borrowers, and may lose our existing borrowers to our competitors. If any of the above occurs, we may be unable to increase our loan transaction volume and income as we expect, and our business and results of operations may be adversely affected.

The retail credit and enablement service fees we charge may decline in the future due to factors beyond our control and any material decrease in such service fees could harm our business, financial condition and results of operations.

We generate a significant part of our income from service fees we charge. For the nine months ended September 30, 2022, retail credit and enablement service fees accounted for 49.8% of our total income. Any material decrease in our retail credit and enablement service fees would have a substantial impact on our income and profitability. For example, our borrowers’ repayment behaviors and early repayment options affect the effective tenors of the loans we enable. Borrowers’ early repayments of loans reduce the number of months that our retail credit and enablement service fees or interest income can be recognized and thus affect the total amount of our fees and interest income in absolute terms. In the event that the amount of retail credit and enablement service fees we charge for loans we enabled decrease significantly in the future and we are not able to reduce our costs and expenses, our business, financial condition and results of operations will be harmed.

The level of retail credit and enablement service fees we charge may be affected by a variety of factors, including our borrowers’ creditworthiness, the competitive landscape of our industry, the availability of funding and existing or new regulatory requirements. Our retail credit and enablement service fees may also be affected by changes in product and service mix and changes to our borrower engagement initiatives. Our competitors may offer more attractive fees, which may require us to reduce our retail credit and enablement service fees to compete effectively. Furthermore, as our borrowers establish their credit profile over time, they may qualify for and develop other consumer financing solutions with lower fees, including those offered by traditional financial institutions. In addition, our retail credit and enablement service fees are sensitive to many macroeconomic factors that are beyond our control, such as inflation, recession, the performance of credit markets, global economic disruptions, unemployment and fiscal and monetary policies. If the service fees we charge decrease significantly due to factors beyond our control, our business, financial condition and results of operations will be materially and adversely affected.

Failure to comply with existing or future laws and regulations related to data protection, data security, cybersecurity or personal information protection could lead to liabilities, administrative penalties or other regulatory actions, which could negatively affect our operating results and business.

The regulatory framework for the collection, use, safeguarding, sharing, transfer and other processing of data and personal information worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Regulatory authorities in virtually every jurisdiction in which we operate have implemented and are considering a number of legislative and regulatory proposals concerning data protection.

RISK FACTORS

In recent years, the PRC government has tightened the regulation of the storage, sharing, use, disclosure and protection of personal data and user data, particularly personal data obtained through individuals’ use of websites and online services. Relevant PRC laws and regulations require internet service providers and other network operators to clearly state the authorized purpose, methods and scope of the collection and usage of personal data and obtain the consent of users for the processing of this personal data, as well as to establish user information protection systems with remedial measures. The Cybersecurity Law became effective in June 2017 and requires network operators to follow the principles of legitimacy in collecting and using personal information. On June 10, 2021, the Standing Committee of the National People’s Congress of the PRC (中華人民共和國全國人民代表大會常務委員會) published the Data Security Law of the People’s Republic of China, which took effect on September 1, 2021. The Data Security Law provides a national data security review system, under which data processing activities that affect or may affect national security shall be reviewed, and prohibits any individual or entity in China from providing data stored in China to foreign judicial or law enforcement departments without the approval of competent authorities in China. Moreover, on August 20, 2021, the Standing Committee of the National People’s Congress of the PRC (中華人民共和國全國人民代表大會常務委員會) issued the Personal Information Protection Law (《中華人民共和國個人信息保護法》), which took effect on November 1, 2021, which further details the general rules and principles on personal information processing and further increases the potential liability of personal information processor. Given that the Personal Information Protection Law (《中華人民共和國個人信息保護法》 ) is relatively new, there still exists uncertainties regarding its interpretation and enforcement.

On November 14, 2021, the CAC, published the Regulations on Cyber Data Security Management (Draft for Comments) (《網絡數據安全管理條例(徵求意見稿)》), or the Draft Regulations on Cyber Data Security Management, which specifies that a data processor who seeks to list in Hong Kong, which affects or may affect the national security, should apply for cybersecurity review. As of the Latest Practicable Date, the draft measures have not yet promulgated into law. Therefore, as advised by our PRC Legal Adviser, as of the Latest Practicable Date, we were not required to apply for the cybersecurity review in accordance with the Draft Regulations on Cyber Data Security Management. On December 28, 2021, the CAC and twelve other government authorities published a new version of the Cybersecurity Review Measures, which replaced the Cybersecurity Review Measures published in 2020 and became effective on February 15, 2022. In accordance with the Cybersecurity Review Measures, (i) critical information infrastructure operators that intend to purchase internet products and services and online platform operators engaging in data processing activities, which affects or may affect national security, and (ii) a network platform operator that processes the personal information of more than one million users and intends for “foreign listing,” must be subject to cybersecurity review. As advised by our PRC Legal Adviser, although several PRC laws and regulations have provided the definition of “critical information infrastructure,” the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the identification of any specific critical information infrastructure is subject to industry-specific identification rules promulgated by relevant regulators and the notice from the relevant regulators. Additionally, the Cybersecurity Review Measures also grant the CAC and other competent authorities the right to initiate a cybersecurity review without application, if any member organization of the cybersecurity review mechanism has reason to believe any internet products, services or data processing activities affect or may affect national security. The Cybersecurity Review Measures further elaborate the factors to be considered when assessing the national security risks, including, among others, (i) the risk of core data, important data, or a large amount of personal information being stolen, leaked, destroyed, and illegally used or illegally transferred abroad, and (ii) the risk of critical information infrastructure, core data, important data, or a large amount of personal information being affected, controlled, or maliciously used by foreign governments and the risk of cyber information security due to the listing. The PRC government authorities may have wide discretion in the interpretation of “affect or may affect national security”. If any of our business are deemed to “affect or may affect national security”, we may be subject to cybersecurity review. The Cybersecurity Review Measures provide no further explanation or interpretation. According to mainstream opinions, “foreign listing” does not include “listing in Hong Kong”. As of the date of this document, we have not received any inquiry, notice, warning, or sanction from the CAC or any other PRC regulatory authority that identifies us as the critical information infrastructure operator or requires us to apply for the cybersecurity review or commences the cybersecurity review on us. Based on the above and subject to the interpretation and discretion of the relevant regulatory authorities, after consulting with our PRC Legal Adviser, we are of the view that (i) considering the factors of assessment of the national security risks, the possibilities that our business operations or this listing are regarded as activities that may affect the national security and therefore we are required to proactively apply for the cybersecurity review in accordance with the Cybersecurity Review Measures are low; and (ii) we are not aware of any material legal impediment for the Group to take measures for compliance with the Draft Regulations on Cyber Data Security Management, if they become effective in their current form, and the Cybersecurity Review Measures.

RISK FACTORS

Furthermore, on December 13, 2022, the MIIT released the Administrative Measures for Data Security in Industry and Information Technology Sectors (Trial) (《工業和信息化領域數據安全管理辦法(試行)》), or the Data Security Measures, which came into effect on January 1, 2023. The measures apply to data management in certain industries, including telecommunication sectors, where certain data we process is generated from. The Data Security Measures set out three categories of data: ordinary data, important data and core data. The processing of important data and core data is subject to certain filing and reporting obligations. Since the categories of important data and core data have not been released, it is uncertain how the measures will be interpreted and implemented. We have sorted and cataloged data we process and will take further measures as required.

On July 7, 2022, the CAC promulgated the Measures on Security Assessment of Outbound Data Transfer (《數據出境安全評估辦法》), or the Measures on Security Assessment of Outbound Data Transfer, effective September 1, 2022. These measures shall apply to the security assessment of the provision of important data and personal information collected and generated by data processors in the course of their operations within the territory of the PRC by such data processors to overseas recipients, or the outbound data transfer. Where there are other provisions in laws and administrative regulations, such other provisions shall prevail. These Measures specify that an outbound data transfer by a data processor that falls under any of the following circumstances, the data processor shall apply to the CAC for the security assessment via the local provincial-level cyberspace administration authority: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by a critical information infrastructure operator or a personal information processor who has processed the personal information of more than 1,000,000 people; (iii) outbound transfer of personal information by a personal information processor who has made outbound transfers of the personal information of 100,000 people cumulatively or the sensitive personal information of 10,000 people cumulatively since January 1 of the previous year; or (iv) other circumstances where an application for the security assessment of an outbound data transfer is required as prescribed by the CAC. There is no outbound data transfer involved during our daily business operations.

The relevant regulatory authorities in China continue to monitor websites and apps in relation to the protection of personal information and data, privacy and information security, and may impose additional requirements from time to time. We believe that we have conformed our practices in line with current requirements. However, we cannot assure that our existing user information protection system and technical measures will be considered sufficient under all applicable laws and regulations. There are uncertainties as to the interpretation and application of laws in one jurisdiction which may be interpreted and applied in a manner inconsistent to another jurisdiction and may conflict with our current policies and practices or require changes to the features of our system. If we are unable to address any information protection concerns, any compromise of security that results unauthorized disclosure or transfer of personal data, or to comply with the then applicable laws and regulations, we may incur additional costs and liability and result in governmental enforcement actions, litigation, fines and penalties or adverse publicity and could cause our borrowers and institutional partners to lose trust in us, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

We collect, process and store significant amounts of personal information and data concerning our borrowers and investors, as well as personal information and data pertaining to our business partners and employees. Compliance with applicable personal data and data security laws and regulations is a rigorous and time-intensive process. As of the date of this document, (i) we have not been subject to any material fines or administrative penalties, mandatory rectifications, or other sanctions by any PRC regulatory authorities in relation to the violation of laws and regulations on cybersecurity, data security and personal information protection; (ii) there is no material leakage of data or personal information or violation of cybersecurity and data protection and privacy laws and regulations by us which will have a material adverse impact on our business operations; (iii) there has been no material cybersecurity and data protection incidents or infringement upon the rights of any third parties, or other legal proceedings, administrative or governmental proceedings, pending against the Group; and (iv) we have implemented comprehensive cybersecurity and data protection policies, procedures and measures to safeguard personal information rights and ensure secured storage and transmission of data and prevent unauthorized access or use of data. Based on the above and as advised by our PRC Legal Adviser, we are of the view that we are in compliance with currently applicable PRC laws and regulations on cybersecurity, data security and personal information protection in all material aspects. As global data protection laws and regulations increase in number and complexity, we cannot assure you that our data protection systems will be considered sufficient under all applicable laws and regulations due to factors including the uncertainty of the interpretation and implementation of these laws and regulations. Furthermore, we cannot assure you that the information we receive from our third-party data partners are obtained and transmitted to us in full compliance with relevant laws and regulations. Moreover, there could be new laws, regulations or industry standards that require us to change our business practices and privacy policies, and we may also be required to put in place additional mechanisms ensuring compliance with new data protection laws, all of which may increase our costs and materially harm our business, prospects, financial condition and results of operations. We will actively monitor future regulatory and policy changes to ensure strict compliance with all then applicable laws and regulations. However, as the regulatory authorities have wide discretion on the interpretation and implementation of the applicable laws and regulations, we cannot assure you that the regulatory authorities will form the similar opinions as ours. Any failure or perceived failure by us to comply with applicable laws and regulations could result in reputational damage or proceedings or actions against us by governmental entities, individuals or others. These proceedings or actions could subject us to significant civil or criminal penalties and negative publicity, result in the delayed or halted processing of personal data that we need to undertake to carry on our business, as well as the forced transfer or confiscation of certain personal data.

RISK FACTORS

Misconduct and errors by our employees and our third-party business partners and service providers could subject us to liability and harm our business and reputation.

We operate in an industry in which integrity and the confidence of our borrowers and institutional partners are of critical importance. During our daily operations, we are subject to the risk of errors, misconduct and illegal activities by our employees and third-party business partners and service providers, including:

•	engaging in misrepresentation or fraudulent activities when marketing our products or performing our services to borrowers;

•	improperly acquiring, using or disclosing confidential information of our borrowers or other parties;

•	failing to report conflicts of interest accurately or timely;

•	concealing unauthorized or unsuccessful illegal activities; or

•	otherwise not complying with applicable laws and regulations or our internal policies or procedures.

We have used and continue to use of third-party sales channels for some of the products we enable. Our ability to supervise third parties is limited. If third-party sales agents misrepresent the terms and conditions of the loans we enable or the risks of the wealth management products we enable, customers may be unable to repay their loans or they may lose money on their investments. If customers seek to hold us responsible through the courts, the government or the media, we may incur legal liability, we may be required to indemnify customers for their losses and our reputation may be damaged.

Errors, misconduct and illegal activities by our employees, or even unsubstantiated allegations of them, could result in a material adverse effect on our reputation and our business. It is not always possible to identify and deter misconduct or errors by employees or third-party partners, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of our employees engages in misrepresentation, illegal or suspicious activities or other misconduct, we could suffer economic losses and may be subject to regulatory sanctions and significant legal liability, and our financial condition, customer relationships and our ability to attract new customers may be adversely affected as a result. If any sanction was imposed against an employee during his employment with us, even for matters unrelated to us, we may be subject to negative publicity which could adversely affect our brand, public image and reputation, as well as potential challenges, suspicions, investigations or alleged claims against us. We could also be perceived to have enabled or participated in the misrepresentation, illegal activities or misconduct, and therefore be subject to civil or criminal liability. See “—Fraudulent activities on our mobile apps could negatively impact our operating results, brand and reputation and cause the use of our retail credit and enablement products and services to decrease.” In addition, if any third-party business partners or service providers become unable to continue to provide services to us or cooperate with us as a result of regulatory actions, our business, results of operations and financial condition may also be materially and adversely affected.

We and our directors, management and employees have been and may continue to be subject to complaints, claims, controversies, regulatory actions, arbitration and legal proceedings, which could have a material adverse effect on our results of operations, financial condition, liquidity, cash flows and reputation.

We and our directors, management and employees have been and may continue to be subject to or involved in various complaints, claims, controversies, regulatory actions, arbitration, and legal proceedings. Complaints, claims, arbitration, lawsuits and litigations are subject to inherent uncertainties, and we are uncertain whether the foregoing claims would develop into lawsuits or regulatory penalties and other disciplinary actions. Lawsuits, litigations, arbitration and regulatory actions may cause us to incur substantial costs or fines, utilize a significant portion of our resources and divert management’s attention from our day-to-day operations, or materially modify or suspend our business operations, any of which could materially and adversely affect our financial condition, results of operations and business prospects. A significant judgment or regulatory action against us or a material disruption in our business arising from adverse adjudications in proceedings against our directors, officers or employees would have a material adverse effect on our liquidity, business, financial condition, results of operations, reputation and prospects.

RISK FACTORS

Defending litigation or other claims against us is costly and can impose a significant burden on our management and employees, and there can be no assurances that favorable final outcomes will be obtained in all cases. For example, we may not have kept sufficient or complete record to defend ourselves against potential claims from borrowers or investors who used our services. Such claims may result in liability and harm our reputation. In addition, there can be no assurance that we will be successful in the claims we pursue against delinquent borrowers or other parties. Any resulting liability, losses or expenses, or changes required to our businesses to reduce the risk of future liability, may have a material adverse effect on our business, financial condition and prospects. There remain uncertainties in the interpretation of PRC laws in different jurisdictions, and an adverse outcome of a single claim against us in one jurisdiction regarding our business practices may result in significant negative publicity and heightened scrutiny by regulators and courts of our business and operations across the country, or potential penalties or other regulatory actions against us. Any of such outcomes may cause significant disruptions to our operations and materially and adversely affect our results of operations and financial condition.

We may be subject to claims under consumer protection laws and regulations.

The PRC government, media outlets and public advocacy groups have been increasingly focused on consumer protection, especially on financial consumer protection, in recent years. On November 21, 2020, the Inspection Office of General Office of the State Council and the General Office of the CBIRC issued a public announcement regarding non-compliance by certain banks and financial institutions that increased the financing cost of small and micro business owners. The announcement said that loan products offered to small and micro business owners by a certain bank and enabled by Puhui, as a cooperative institution, had been compulsorily bundled with insurance products and a high rate of service fees had been charged, resulting in increasing comprehensive financing costs to the borrowers. We modified our cooperation model with banks such that loan products issued by such institutions that we enable provide several options of insurance companies for borrowers to choose from. Nevertheless, while we have not been subject to fines or other penalties, or suffered material business or reputational harm, as a result of actual or alleged violation of consumer protection laws and regulations in the past, any customer complaints, negative media coverage and claims or litigations as a result of alleged violation of consumer protection laws and regulations may materially harm our reputation and have an adverse impact on our business, results of operations and financial condition. See “Regulatory Overview—Regulations Relating to the Protection of Consumers Rights and Interests.”

If the products and services we offer do not maintain or achieve sufficient market acceptance, or if we are unable to effectively manage complaints and claims against us, our financial results and competitive position will be harmed.

We have devoted significant resources to, and will continue to put an emphasis on, upgrading and marketing the existing financial services products available on our mobile apps and our services as well as enhancing their market awareness. We also incur expenses and expend resources to develop and market new products and services that incorporate additional features, improve functionality or otherwise make our mobile apps more attractive to borrowers and funding providers. Nevertheless, products and services we offer may fail to attain sufficient market acceptance for many reasons, including:

•	users may not find the terms of retail credit products we offer competitive or appealing;

•	we may fail to predict market demand accurately and provide products and services that meet this demand in a timely fashion;

•	borrowers and funding partners using our mobile apps may not like, find useful or agree with the changes we adopt from time to time;

•	there may be defects, errors or failures on our mobile apps;

•

there may be negative publicity, including baseless or ill-intentioned negative publicity, about the products or services available on our mobile apps, or the performance or effectiveness of our mobile apps; and

•	regulations or rules applicable to us may constrain our operations and growth.

RISK FACTORS

We launched a new small business owner value-added services platform in November 2022 to foster the growth of an SBO ecosystem, and we have begun to bring in additional service providers to give SBOs access to broader offerings beyond financial products. These include a forum for information exchange, social networking and a suite of digital SaaS solutions. Our goal is to provide SBOs the necessary connectivity and tools for more effective customer acquisition, easier transaction making and overall improved efficiency. There is no assurance that SBOs will find these products, services and solutions attractive or that the SBO ecosystem will contribute to our ability to acquire borrowers or improve our financial performance.

In addition, we have been subject to and may continue to face borrower and investor complaints, negative media coverage and claims or litigation. Large-scale complaints and negative publicity about us could materially harm acceptance of the products and services on our mobile apps. Short sellers may publish, circulate or otherwise amplify negative publicity about us in order to drive down the market value of our ADSs and Shares and profit from their short positions. Any complaint or claim, with or without merit, could be time-consuming and costly to investigate or defend, and may divert our management’s and employees’ time and attention, draw scrutiny, penalties or other disciplinary actions from regulatory bodies and materially harm our reputation. See “We and our directors, management and employees have been and may continue to be subject to complaints, claims, controversies, regulatory actions, arbitration and legal proceedings, which could have a material adverse effect on our results of operations, financial condition, liquidity, cash flows and reputation” and “—Our business, financial condition, results of operations and prospects may be adversely affected as a result of any failure to protect or promote our brand and reputation, or negative media coverage of our industry or our principal shareholders.” In such events, our competitive position, results of operations and financial condition could be materially and adversely affected.

We face competition in the SBO financial services industry.

The SBO financial services industry in China is becoming increasingly competitive. We compete primarily with non-traditional financial service providers such as MYbank, WeBank, Du Xiaoman Financial and JD Technology and with traditional financial institutions, such as traditional banks, which are focused on retail and SMB lending. Many non-traditional financial service providers trace their origins back to services offered by a technology company, so they tend to compete with us in segments of the market that are more amenable to purely technological solutions and do not necessarily require strong financial expertise. Banks may compete with us as lenders or cooperate with us as funding partners. The PRC government is encouraging banks to increase their lending to the small business sector, which may cause them to pay more attention to the kinds of borrowers that we target than they have in the past. In addition, decreases in the maximum APR that can be charged to borrowers and our own increasing focus on high-quality borrowers to maintain credit quality may also cause our target borrowers to overlap more with those that banks have targeted in the past. Some of our larger competitors have significant financial resources to support heavy spending on sales and marketing and to provide more services to customers. We believe that our ability to compete effectively for borrowers depends on many factors, including the variety of our products, user experience on our mobile apps, effectiveness of our risk management, our partnership with third parties, our marketing and selling efforts and the strength and reputation of our brand. Furthermore, as our business continues to grow rapidly, we face significant competition for highly skilled personnel. The success of our growth strategy depends in part on our ability to retain existing personnel and add additional highly skilled employees. Failure to compete effectively in our industry can lead to reduced income and market recognition, and result in material and adverse impact on our business, financial condition and results of operations.

As we continue to expand our business, we may enter into new business lines and offer new products or services. Development and innovation in our business may expose us to new challenges and risks, including regulation or supervision of regulatory authorities.

We may expand into new business lines as we continue to grow and offer new products and services to our customers in the future. The entry into new areas of business and introduction of new products and services may have inherent and unforeseeable risks and may bring the attention of regulatory authorities. Regulatory measures may impede the conduct of our new businesses and render future innovation unsuccessful. New business operations, products and services also require significant expense and resources to attract and acquire customers, and they may fail to gain market acceptance for a variety of reasons:

RISK FACTORS

•

our estimate of market demand may not be accurate so that we may not be able to launch products and services that align with and meet specific market demand, or there may not be sufficient market demand for our new business operations;

•	changes on our mobile apps, including the introduction of new services and mobile app functions, may not be favorably accepted by existing users;

•	we may fail to properly assess creditworthiness of new borrowers, or accurately price new loan products;

•	negative publicity or news about our existing products and services may dissuade customers from trying new products and services;

•	we may experience delays in launching the new business operations or loan and investment products or services; and

•	our competitors may offer products and services that are more attractive.

If our current or future products and services are not sufficiently attractive to our customers, become obsolete or fail to satisfy the demands of borrowers, we may be unable to successfully compete. Our market share may decline, and our business, financial condition and results of operations will be materially affected.

Fraudulent activities on our mobile apps could negatively impact our operating results, brand and reputation and cause the use of our retail credit and enablement products and services to decrease.

We are subject to risks associated with fraudulent activities on our mobile apps as well as risks associated with handling borrower and client information. Our resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraud. Fraudulent information such as fake identification information and fraudulent credit card transaction records and statements could compromise the accuracy of our credit analysis and adversely affect the effectiveness of our control over our delinquency rates. See “—If our credit assessment and risk management model is flawed or ineffective, or if the data that we collect for credit analysis inaccurately reflects borrowers’ creditworthiness, or if we fail or are perceived to fail to effectively manage the default risks of loans we enable for any other reason, our business and results of operations may be adversely affected.” Third parties and our employees may also engage in fraudulent activities, such as conducting organized fraud schemes and fraudulently inducing funding partners to lend. In addition, a significant increase in high profile fraudulent activities could negatively impact our brand name and reputation, discourage funding partners and borrowers from extending credit on or using our mobile apps, lead to regulatory intervention, significantly divert our management’s attention and cause us to incur additional expenses and costs. If any of the foregoing were to occur, our business, results of operations and financial condition could be materially and adversely affected.

If we fail to protect our mobile apps or the confidential information of our borrowers, whether due to cyber-attacks, computer viruses, physical or electronic break-in, breaches by employees and third parties or other reasons, we may be subject to liabilities imposed by relevant laws and regulations, and our reputation and business may be materially and adversely affected.

Our computer system and data storage facilities, the networks we use, the networks of other third parties with whom we interact, are potentially vulnerable to physical or electronic computer break-ins, viruses and similar disruptive problems or security breaches. A party that is able to circumvent our security measures could misappropriate proprietary information or customer information, jeopardize the confidential nature of the information we transmit over the internet and mobile network or cause interruptions in our operations. We or our service providers may be required to invest significant resources to protect against the threat of security breaches or to alleviate problems caused by any breaches.

In addition, we collect, store and process certain personal and other sensitive data concerning our borrowers and investors, which makes us a potentially vulnerable target to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. While we have taken steps to protect the confidential information that we have access to, our security measures could be breached. Because the techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may not be able to anticipate these techniques or implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our system could cause confidential information to be stolen and used for criminal purposes. Security breaches or unauthorized access to or sharing of confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. In addition, leakages of confidential information may be caused by third-party service providers or business partners. If security measures are breached because of third-party action, employee misconduct or error, failure in information security management, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with borrowers and institutional partners could be severely damaged, we may become susceptible to future claims if our borrowers and institutional partners suffer damages, and could incur significant liability, and our business and operations could be adversely affected.

RISK FACTORS

We are subject to governmental regulation and other legal obligations related to the protection of personal data, privacy and information security in the regions where we do business, and there has been and may continue to be a significant increase in such laws that restrict or control the use of personal data. See “—Failure to comply with existing or future laws and regulations related to data protection, data security, cybersecurity or personal information protection could lead to liabilities, administrative penalties or other regulatory actions, which could negatively affect our operating results and business.”

Any failure to obtain, renew or retain requisite approvals, licenses or permits applicable to our enablement of wealth management products may have a material adverse effect on our business, financial condition and results of operations.

The internet-related laws and regulations issued by PRC government are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. Currently, there has been no specific regulation pertaining to the requisite approvals, licenses or permits applicable to a mobile app like Lufax App, which helps us enable the distribution of financial products for our licensed product providers. However, new laws, rules, regulations, measures, polices or interpretations may arise from time to time in the future. We may be required to obtain various approvals, licenses and permits from different regulatory authorities in order to offer certain categories of our wealth management products online.

We have made efforts to obtain all the applicable approvals, licenses and permits, but due to the complexities, uncertainties and frequent changes in laws, rules, regulations and their interpretation and implementation, we may not always be able to do so, and we may be penalized by governmental authorities for facilitating products or providing services without proper approvals, licenses or permits. For example, we cannot assure you that we will not be required to obtain any additional value-added telecommunications services covering internet information services, or ICP license, or additional license for value-added telecommunications services covering online data processing and transaction processing business, or EDI license, for our current wealth management business operations. Moreover, as we continue to increase the product and service selection on our mobile apps, we may also become subject to new or existing laws and regulations that did not affect us in the past. Failure to obtain, renew, or retain requisite licenses, permits or approvals may adversely affect our ability to conduct or expand our business.

In addition, we have upgraded and moved our wealth management investors’ balances from our system, which we offered as an add-on service to streamline our investors’ subscription process at their consent, to bank accounts with a commercial bank for substantially all of our active investors. With this new service, our investors can use their bank account balances to directly purchase wealth management products displayed on our mobile apps. However, our historical practice of allowing our investors to top-up and transfer their balances on our system to purchase wealth management products and withdraw the funds to their bank accounts may be deemed to be engaging in payment services without having obtained the required licenses in violation of Administrative Measures for the Payment Services Provided by Non-financial Institutions and the Notice of the General Office of the People’s Bank of China on Further Strengthening the Disciplinary Action against Unlicensed Transaction of Payment Business. Although we have not been subjected to any fines or other penalties as of the Latest Practicable Date in connection with the practice described above, we cannot be certain that the measures or the circular will not apply or that our past practices would not be deemed to violate any existing or future laws, regulations and rules or subject us to regulatory penalties.

The wealth management products displayed on our mobile apps involve various risks, and failure to identify or fully appreciate such risks will negatively affect our reputation, client relationships, operations and prospects.

We display a broad variety of wealth management products on our mobile apps, including asset management plans, mutual funds, private investment funds and trust products, among others. These products often have complex structures and involve various risks, including default risk, interest rate risk, liquidity risk and other risks. In addition, third parties we collaborate with might be confronted with liquidity risks, which may expose our investors to the liquidity risks in the products we display on our mobile apps. Moreover, the wealth management products available on our mobile apps are also subject to systematic risk and market volatility, which may reduce the value of the investments of our investors regardless of the performance or profitability of the businesses underlying such investment products.

Neither the principal nor the return of the wealth management products available on our mobile apps is guaranteed by us. Therefore, we generally do not bear any liabilities for any loss to capital invested in the products. However, despite product risk warnings and disclaimers, our investors may attempt to hold us responsible for their losses, which could harm our reputation and result in reduced traffic to our mobile apps. Furthermore, we may face pressure from regulatory authorities to share losses incurred by our investors in order to maintain social harmony and financial market stability, which can have a material and adverse impact on our business, results of operations and financial condition.

RISK FACTORS

In addition, although we have implemented strict suitability management and transparent disclosure policies, such policies and procedures may not be fully effective in mitigating suitability-related risks in all scenarios. If we or our customer service personnel are found to have engaged in suitability-related misconduct, we may be held responsible when our investors incur losses, and our reputation, client relationships, business and prospects will be materially and adversely affected. For more details on risks relating to our product risk management, see “—Information regarding individuals to whom we provide our financial services may not be complete, and our ability to perform due diligence, detect borrower fraud or manage our risks may be compromised as a result.”

Our business, financial condition, results of operations and prospects may be adversely affected as a result of any failure to protect or promote our brand and reputation, or negative media coverage of our industry or our principal shareholders.

Our reputation and brand recognition plays an important role in earning and maintaining the trust and confidence of our existing and potential borrowers and institutional partners. Our reputation and brand are vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits initiated by borrowers, users or other third parties, employee misconduct, and perceptions of conflicts of interest and rumors, among other things, could substantially damage our reputation, even if they are baseless or satisfactorily addressed. In addition, any perception that the quality of products and services available on our mobile apps may not be the same as or better than those available elsewhere can also damage our reputation. Moreover, any negative media publicity about the financial services industry in general or product or service quality problems of others in our industry, including our competitors, may also negatively impact our reputation and brand. In addition, Ping An Group, one of our principal shareholders, may from time to time be subject to negative media coverage. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain users, customers, third-party partners and key employees could be harmed and, as a result, our business and income would be materially and adversely affected.

We have extensive cooperation with Ping An Group in our business. If such cooperation is subject to any change or if Ping An Group cannot continue to support us, our business, financial performance and results of operations may be adversely affected.

We have extensive history and business relationships with Ping An Group. Our strategic partnership with Ping An Group has contributed to our growth significantly. We provided a number of services, including loan account management, borrower referral service, wealth management product enablement, technology support and other services, to Ping An Group in 2020 and 2021 and the nine months ended September 30, 2022. Ping An Group also provided us with technology support, payment, custodian, customer acquisition and other services during the same periods. See “Connected Transactions.”

There can be no assurance that Ping An Group will maintain its influence over us or will continue to support our business. If our relationship with Ping An Group deteriorates and we are no longer able to access Ping An Group’s services or continue to provide our services to them, we may not be able to continue certain of our business lines, which may have significant adverse impact on our business and results of operations. If entities within Ping An Group which serve as our business partners and suppliers modify their fee structures or otherwise change their cooperation model with us, our business, results of operations and financial condition may be adversely affected. We may also face competition in a number of areas, including innovations in our businesses, which may be replicated quickly by our competitors, including members of Ping An Group. Such competition may adversely affect our competitive position and business prospects.

Ping An Insurance has considerable influence over us and our affairs and strategy and some of their interests may not be aligned with the interests of our other Shareholders.

Ping An Insurance is one of our principal shareholders. As of the Latest Practicable Date, the total of all the Shares beneficially owned by Ping An Insurance, through An Ke Technology and Ping An Overseas Holdings, is approximately 41.4% of our outstanding Shares. As a result, Ping An Insurance exerts considerable influence on our Board and management. They will continue to have considerable influence over our corporate affairs, including significant corporate actions such as mergers, consolidations, election of Directors and amending our constitutional documents.

When exercising its rights as our Shareholder, Ping An Insurance may take into account not only the interests of the Company and our other Shareholders but also its own interests, the interests of its shareholders and the interests of its other affiliates. The interests of the Company and our other shareholders may conflict with the interests of Ping An Insurance and its Shareholders and other affiliates. These types of conflicts may result in our losing business opportunities, including opportunities to enter into lines of business that may directly or indirectly compete with those pursued by Ping An Insurance or the companies within its ecosystem, and will limit your ability to influence corporate matters and may discourage, delay or prevent potential merger, takeover or other change of control transactions, which could have the effect of depriving holders of our Shares or ADSs of the opportunity to sell their Shares or ADSs at a premium over the prevailing market price.

RISK FACTORS

Our shareholding structure is subject to further change, which could dilute the interests of existing shareholders or have a material adverse effect on our share price, our ability to raise funds and our funding costs.

On September 30, 2020, we issued Automatically Convertible Notes and Optionally Convertible Notes in a total principal amount of US$1,361,925,000 to certain holders of our Class C ordinary shares, in exchange for a total of 45,287,111 Class C ordinary shares held by them. The Automatically Convertible Notes were converted into 7,566,665 ordinary shares upon the closing of our initial public offering in the United States in November 2020. The Optionally Convertible Notes can be converted into an aggregate of 43,506,290 ordinary shares up to the Latest Practicable Date. For further details of Automatically Convertible Notes and Optionally Convertible Notes, see “History and Corporate Structure—Major Shareholding Changes of the Company and Our Principal Subsidiaries—Shareholding changes of the Company—C-Round Restructuring Convertible Notes.” In October 2015, in connection with our acquisition of the retail credit and enablement business from Ping An Insurance, we issued Ping An Convertible Promissory Notes in a total principal amount of US$1,953.8 million to Ping An Overseas Holdings, and subsequently Ping An Overseas Holdings agreed to transfer US$937.8 million of the outstanding principal amount of the Ping An Convertible Promissory Notes and all rights, benefits and interests attached thereunder to An Ke Technology. In December 2022, the Company, Ping An Overseas Holdings and An Ke Technology entered into an amendment and supplemental agreement to amend the terms of the Ping An Convertible Promissory Notes, pursuant to which the Company agreed to redeem 50% of the outstanding principal amount of the Ping An Convertible Promissory Notes from Ping An Overseas Holdings and An Ke Technology, and the remaining outstanding principal amount of the Ping An Convertible Promissory Notes can be converted into the Shares at any time from April 30, 2026 until the date which is five business days before (and excluding) October 8, 2026, at an initial conversion price of US$14.8869 per ordinary share subject to certain adjustments as set forth in each of the Ping An Convertible Promissory Notes. For further details of Ping An Convertible Promissory Notes, see “History and Corporate Structure—Major Shareholding Changes of the Company and Our Principal Subsidiaries—Shareholding changes of the Company—Convertible Promissory Notes Issued to Ping An Overseas Holdings and An Ke Technology.” As of the Latest Practicable Date, options to purchase a total of 19,171,350 ordinary shares and performance share units to receive a total of 3,031,717 ordinary shares are outstanding under the Share Incentive Plans. In the event that the conversion of the Optionally Convertible Notes, the conversion of the Ping An Convertible Promissory Notes, exercise of the outstanding options or the vesting of performance share units happens, our shareholding structure may change and the shareholding percentage of our existing Shareholders and investors will be diluted.

Further, the CBIRC promulgated the Measures for the Supervision and Administration of Insurance Group Companies on November 24, 2021 to strengthen the supervision and management of insurance companies. The measures restated that an insurance group company cannot hold a more than 25% shareholding in a non-financial enterprise or have a material influence in a non-financial enterprise, with certain exceptions. Ping An Insurance is one of our principal shareholders. As of the Latest Practicable Date, the total of all the Shares beneficially owned by Ping An Insurance, through An Ke Technology and Ping An Overseas Holdings, is approximately 41.4% of our outstanding Shares. As the measures are relatively new, there are still uncertainties regarding its interpretation and implementation. If the government authorities determine that we are a non-financial enterprise, Ping An Insurance may need to adjust its shareholding percentage in our company. The imposition of such changes could have a material adverse effect on our share price, our ability to raise funds and our funding costs.

We may be subject to risks due to the business conducted by our microloan subsidiaries prior to 2021.

Our three microloan subsidiaries stopped funding new loans in December 2020 in response to regulatory changes in China. We canceled the microloan business license held by our Shenzhen and Hunan microloan subsidiaries in June 2022, and we completed the de-registration of our Hunan microloan subsidiary at local Administration of Market Regulation in December 2022. We will complete the de-registration of our Shenzhen microloan subsidiary after the settlement of its existing business. Our application to change the business scope of our Chongqing microloan subsidiary to offline microloans has been approved. However, our microloan subsidiaries were and are subject to laws, regulations and supervision by national, provincial and local government and judicial authorities, and we may be subject to risks due to the business conducted by our microloan subsidiaries prior to 2021.

RISK FACTORS

The Civil Code of the PRC provides that no interest shall be deducted from the principal of loans in advance, and if any interest amount is deducted, the amount of principal and interest to be repaid by the borrower shall be calculated based on the actual amount borrowed. The Notice on Specific Rectification Implementation Measures for Risk of Online Microloan Businesses of Microloan Companies further prohibits the upfront deduction of interest, commission fees, management fees or deposits from loans by microloan companies before they are released to the borrowers. Such prohibition is also highlighted by the Notice on Strengthening the Supervision and Management of Microloan Companies issued by the CBIRC in September 2020, which provides that where a microloan company has deducted any upfront fees in violation of rules and regulations, the borrower will only need to repay the actual loan amount after the exclusion of the interests and fees deducted, and the loan’s interest rate shall be calculated accordingly. Furthermore, Circular 141 prohibits third-party platforms that cooperate with banking institutions to enable loans from collecting interest or fees from borrowers. Historically, the service fees and interest payment for a small part of our retail credit and enablement services by our microloan subsidiaries were arranged to be paid by the borrowers simultaneously when the principals of the funds were released to the borrowers. We ceased this upfront deduction collection method in 2018 and, as of September 30, 2022, none of our outstanding loans had fees deducted up-front in the past. Since 2018, we have also modified our arrangements of fee collection from borrowers for new loans in response to Circular 141.

In addition, some of our microloan subsidiaries maintained leverage ratios that were above the maximum level allowed historically. Since 2021, we have modified our microloan companies’ business models in order to comply with the leverage ratio requirements and other laws, regulations, policies and measures for these companies in all of these jurisdictions. For example, on September 7, 2020, the CBIRC issued the Notice on Strengthening the Supervision and Management of Microloan Companies, or Circular 86. Adopted to regulate the operations of microloan companies, Circular 86 stipulates that the financing balance of a microloan company’s funding by bank loans, shareholder loans and other non-standard financing instruments shall not exceed such company’s net assets, and the financing balance of the microloan company funding by issuance of bonds, asset securitization products and other instruments of standardized debt assets shall not exceed four times of its net assets. Local financial regulatory authorities may further lower the leverage limits mentioned above

On November 2, 2020, the CBIRC, the People’s Bank of China and other regulatory authorities released a consultation draft of the Interim Measures for the Administration of Online Microloan Business, which states that a microloan company must obtain the official approval of the CBIRC to conduct an online micro lending businesses outside the province where it is registered. In addition, the draft provides the statutory qualified requirements for an online microloan company, covering such things as registered capital, controlling shareholders, and use of the internet to engage in an online microloan business. In response to this, we stopped using our microloan subsidiaries to fund new loans in December 2020. As of September 30, 2022, the balance of legacy business of our Chongqing microloan subsidiary was RMB163 million. We have canceled the microloan business licenses held by our Shenzhen and Hunan microloan subsidiaries and these two microloan subsidiaries are applying for deregistration. We have also applied and obtained approval from the authorities regarding cancelation of the online loan business permit held by our remaining Chongqing microloan subsidiary. As a result, our Chongqing microloan subsidiary may only conduct an offline microloan business in the future.

On July 12, 2021, our Chongqing microloan subsidiary was fined RMB340,000 by the Chongqing Branch of the People’s Bank of China for non-compliance that occurred in 2017, including, among other things, our overdue response to objections to personal credit information. As of the Latest Practicable Date, we had paid the fine in full and completed the relevant rectification. Otherwise, our microloan subsidiaries have not been subject to regulatory penalties in connection with the above historic practice. We may be subject to further regulatory warnings, correction orders, condemnation and fines regarding our historical microloan business and may be required to further modify our business if our microloan company is deemed to have violated national, provincial or local laws and regulations or regulatory orders and guidance in the future.

If we are unable to provide a high-quality customer experience, our reputation and business may be materially and adversely affected.

The success of our SBO financial services business largely depends on our ability to provide a high-quality customer experience, which in turn depends on factors such as our ability to provide a reliable and easy-to-use customer interface for our users, our ability to further improve and streamline our service process and our ability to continue to make available products and services at competitively low costs or high returns for our borrowers. If borrowers are not satisfied with our services, or if our system is severely interrupted or otherwise fails to meet their demand, our reputation could be adversely affected and we could fail to maintain user loyalty.

RISK FACTORS

Our ability to provide high-quality customer experience also depends on the quality of the products and services provided by our business partners, such as third-party service providers who maintain our security systems and ensure confidentiality and security, over which we have limited or no control. In the event that a user is dissatisfied with the quality of the products and services provided by our business partners, we have limited means to directly make improvements in response to customer complaints, and our business, reputation, financial performance and prospects could be materially and adversely affected.

Furthermore, we depend on our customer service hotlines and online customer service centers to provide certain services to our users. If our customer service representatives fail to provide satisfactory services, or if waiting time is too long due to the high volume of calls from users at peak times, our brands and user loyalty may be adversely affected. In addition, any negative publicity or poor feedback regarding our customer service may harm our brands and reputation and in turn cause us to lose users and market share. As a result, if we are unable to continue to maintain or enhance our user experience and provide a high quality customer service, we may not be able to retain borrowers or attract prospective borrowers, which could have a material adverse effect on our business, financial condition and results of operations.

Our success and future growth depend significantly on our marketing efforts, and if we are unable to promote and maintain our brands in an effective and cost-efficient way, our business and financial results may be harmed.

Our brand and reputation are integral to our acquisition of borrowers and institutional partners. We intend to invest in marketing and brand promoting efforts, especially in connection with the growth of our new ecosystem for small business owners and the introduction of new loan products. Our marketing channels include traditional marketing media, social media, word of mouth and channel partners. If our current marketing efforts and channels are less effective or inaccessible to us, or if the cost of such channels significantly increases or we cannot penetrate the market with new channels, we may not be able to promote and maintain our brands and reputation to maintain or grow the existing app user base.

Our efforts to build our brands have caused us to incur significant expenses. Our sales and marketing expenses reached RMB17.8 billion and RMB18.0 billion for the years ended December 31, 2020 and 2021, respectively, and RMB13.2 billion and RMB12.1 billion for the nine months ended September 30, 2021 and 2022, respectively. It is likely that our future marketing efforts will require us to incur significant additional expenses. These efforts may not result in increased income in the immediate future or at all and, even if they do, any increases in income may not offset the expenses incurred. If we are unable to promote and maintain our brands and reputation in a cost-efficient manner, our market share could diminish or we could experience a lower growth rate than we anticipated, which would harm our business, financial condition and results of operations.

We may not be able to prevent others from making unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our software registrations, trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others, to protect our proprietary rights. See “Business—Intellectual Property.” Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. For example, we regularly file applications to register our trademarks in China, but these applications may not be timely or successful and may be challenged by third parties. Meanwhile, intellectual property rights and confidentiality protections in China may not be as effective as those in Hong Kong, the U.S. or other jurisdictions for many reasons, including lack of procedural rules for discovery and evidence, and low damage awards. Implementation and enforcement of China intellectual property laws have historically been deficient and ineffective. As a result, we may not be able to adequately protect our intellectual property rights, which could adversely affect our income and competitive position. In addition, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

RISK FACTORS

It is often difficult to maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business have not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. From time to time in the future, we may be subject to legal proceedings, claims or penalties relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by the products and services available on our mobile apps or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, Hong Kong, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability and penalties for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

Our website, apps and internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected.

Our website, apps and internal systems rely on software that is highly technical and complex. In addition, our website, apps and internal systems depend on the ability of the software to store, retrieve, process and manage immense amounts of data. The software on which we rely has contained, and may now or in the future contain, undetected errors or bugs. Some errors may only be discovered after the code has been released for use. Errors or other design defects within the software on which we rely may result in a negative experience for users and our funding and other business partners, delay introductions of new features or enhancements, result in errors or compromise our ability to protect data or our intellectual property. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation, loss of users or financial service provider partners or liability for damages, any of which could adversely affect our business, results of operations and financial conditions.

Any significant disruption in service on our website, apps or computer systems, including events beyond our control, could reduce the attractiveness of our services and solutions and result in a loss of users or financial service provider partners.

In the event of a system outage and physical data loss, the performance of our website, apps, services and solutions would be materially and adversely affected. The satisfactory performance, reliability and availability of our website, apps, services and solutions and the technology infrastructure that underlies them are critical to our operations and reputation and our ability to retain existing and attract new users and partners. Much of our system hardware is hosted in leased facilities located in Shanghai, Shenzhen and Hebei that are operated by our IT staff. We also maintain a real-time backup system and a remote backup system at separate facilities also located in Shanghai, Shenzhen and Hebei. Our operations depend on our ability to protect our systems against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or other attempts to harm our systems, criminal acts and similar events. If there is a lapse in service or damage to our facilities, we could experience interruptions and delays in our service and may incur additional expense in arranging new facilities.

RISK FACTORS

Any interruptions or delays in the availability of our website, apps, services or solutions, whether accidental or willful, and whether as a result of our own or third-party error, natural disasters or security breaches, could harm our reputation and our relationships with users and partners. Our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage, and such recovery may take a prolonged period of time. These factors could damage our brand and reputation, divert our employees’ attention and subject us to liability, any of which could adversely affect our business, financial condition and results of operations.

Our operations depend on the performance of the internet infrastructure and telecommunications networks in China.

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MIIT. We primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our mobile apps. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage. In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and internet services rise significantly, our financial performance may be adversely affected. Furthermore, if internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed.

Our services depend on the effective use of mobile operating systems and the efficient distribution through mobile application stores, which we do not control.

Our products, services and solutions are available through our mobile apps. It is difficult to predict the problems we may encounter in developing mobile apps for newly released devices and mobile operating systems, and we may need to devote significant resources to the development, support and maintenance of such apps. We are dependent on the interoperability of providing our services on popular mobile operating systems that we do not control, such as Android and iOS, and any changes in such systems that degrade the accessibility of our services or give preferential treatment to competing products and services could adversely affect the usability of our services on mobile devices. In addition, we rely upon third-party mobile app stores for users to download our mobile apps. Consequently, the promotion, distribution and operation of our mobile apps are subject to app stores’ standard terms and policies for application developers. Our future growth and results of operations could suffer if it is difficult for our users to access and utilize our services on their mobile devices.

We may be held liable for information or content displayed on, retrieved from or linked to our mobile applications, which may materially and adversely affect our business and operating results.

Our mobile apps are regulated by the Administrative Provisions on Mobile Internet Applications Information Services, or the APP Provisions, promulgated by the CAC in 2022. According to the APP Provisions, an App provider shall be responsible for the display results of the information content, and shall not generate or spread illegal information, and shall consciously prevent and resist illegal or harmful information. We have implemented internal control procedures screening the information and content on our mobile applications to ensure their compliance with the APP Provisions. However, we cannot assure that all the information or content displayed on, retrieved from or linked to our mobile applications complies with the requirements of the APP Provisions at all times. If our mobile applications were found to be violating the APP Provisions, we may be subject to penalties, including warning, service suspension or removal of our mobile applications from the relevant mobile application store, which may materially and adversely affect our business and operating results.

RISK FACTORS

We make some use of open source software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

We make some use of software covered by open source licenses. Open source license terms are often ambiguous, and there is little or no legal precedent governing the interpretation of many of the terms of certain of these licenses. Therefore, the potential impact of such terms on our business is somewhat unknown. If portions of our proprietary software are determined to be subject to an open source license, we could be required to release the affected portions of our source code, re-engineer all or a portion of our technologies or otherwise be limited in the licensing of our technologies, each of which could reduce or eliminate the value of our technologies and loan products. There can be no assurance that efforts we take to monitor the use of open source software to avoid uses in a manner that would require us to disclose or grant licenses under our proprietary source code will be successful, and such use could inadvertently occur. This could harm our intellectual property position and have a material adverse effect on our business, results of operations, cash flow and financial condition. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Many of the risks associated with the use of open source software cannot be eliminated, and could adversely affect our business.

We may be subject to domestic and overseas anti-money laundering and anti-terrorist financing laws and regulations and any failure by us, funding partners or payment agents to comply with such laws and regulations could damage our reputation, expose us to significant penalties and decrease our income and profitability.

We are subject to anti-money laundering and anti-terrorist laws and regulations in PRC and other jurisdictions where we operate. We have implemented various policies and procedures in compliance with all applicable anti-money laundering and anti-terrorist financing laws and regulations, including internal controls and KYC procedures, for preventing money laundering and terrorist financing. In addition, we rely on our funding partners and payment agents, in particular banks and online payment companies that handle the transfer of funds from funding partners to the borrowers, to have their own appropriate anti-money laundering policies and procedures. Certain of our funding partners, including banks, are subject to domestic and overseas anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the People’s Bank of China, the Hong Kong Monetary Authority or the Indonesia Financial Services Authority.

We have not been subject to fines or other penalties, or suffered business or other reputational harm, as a result of actual or alleged money laundering or terrorist financing activities in the past. However, our policies and procedures may not be completely effective in preventing other parties from using us, any of our users, clients or third-party partners as a conduit for money laundering (including illegal cash operations), terrorist financing or sanctioned activities without our knowledge. If we were to be associated with money laundering (including illegal cash operations), terrorist financing or sanctioned activities, our reputation could suffer and we could become subject to regulatory fines, sanctions, or legal enforcement, including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with us, all of which could have a material adverse effect on our financial condition and results of operations. In addition, the laws and regulations on anti-money laundering and anti-terrorist financing might be tightened in the future, which may impose more obligations on us and our users, clients and third-party partners. Even if we, our users, clients and business partners comply with the applicable domestic and overseas anti-money laundering laws and regulations, we may not be able to fully eliminate money laundering and other illegal or improper activities in light of the complexity and the secrecy of these activities. Any negative perception of the industry, such as that arises from any failure of other credit enablement businesses to detect or prevent money laundering activities, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established, and negatively impact our financial condition and results of operations.

We may need additional capital to accomplish our business objectives, pursue business opportunities and maintain and expand our business, and financing may not be available on terms acceptable to us, or at all.

Historically, we have issued equity and convertible debt securities to support the growth of our business. As we intend to continue to make investments to support the growth of our business, we may require additional capital to accomplish our business objectives and pursue business opportunities, and maintain and expand our business, including developing new products and services, further enhancing our risk management capabilities, increasing our marketing expenditures to improve brand awareness, enhancing our operating infrastructure, acquiring complementary businesses and technologies, obtaining necessary approvals, licenses or permits and pursuing international expansion.

RISK FACTORS

We believe that net cash generated from operating activities and our cash on hand will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. However, due to the unpredictable nature of the capital markets and our industry, we cannot assure you that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing operating results. If adequate capital is not available to us as required, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited, which would adversely affect our business, financial condition and results of operations. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our Shareholders could be significantly diluted. These newly issued securities may also have rights, preferences or privileges senior to those of existing Shareholders.

We continually evaluate and consummate strategic investments, acquisitions and strategic alliances and investments, which could be difficult to integrate and could require significant management attention, disrupt our business and adversely affect our financial results if such investment fails to meet our expectations.

We evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our mobile apps and better serve borrowers and funding partners. If we fail to identify or secure suitable acquisition and business partnership opportunities or our competitors capitalize on such opportunities before we do, it could impair our ability to compete with our competitors and adversely affect our growth prospects and results of operations.

Even if we are able to identify an attractive business opportunity, we may not be able to successfully consummate the transaction or may need to compete with other participants. In addition, investments or acquisitions may be subject to PRC and overseas regulation and supervision, and might be vetoed by regulatory agencies. Even if we do consummate such transactions, they may not be successful. They may not benefit our business strategy or generate sufficient income to offset the associated acquisition costs.

In addition, strategic investments and acquisitions will involve risks commonly encountered in business relationships. If we fail to properly evaluate and manage the risks, our business and prospects may be seriously harmed and the value of your investment may decline. Such risks include:

•	difficulties in assimilating and integrating the operation, personnel, systems, data, technologies, products and services of the acquired business;

•	inability of the acquired technologies, products or businesses to achieve expected levels of income, profitability, productivity or other benefits;

•	difficulties in retaining, training, motivating and integrating key personnel;

•	diversion of management’s time and resources from our normal daily operations and potential disruptions to our ongoing business;

•	difficulties in successfully incorporating licensed or acquired technology and rights into our mobile apps;

•	difficulties in maintaining uniform standards, controls, procedures and policies within the combined organization;

•	difficulties in retaining relationships with customers, employees and suppliers of the acquired business;

•	risks of entering markets in which we have limited or no prior experience;

•	regulatory risks, including remaining in good standing with existing regulatory bodies or being subject to new regulators with oversight over an acquired business;

•	assumption of contractual obligations that contain terms that are not beneficial to us;

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liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities, labor disputes, regulatory actions and penalties and other known and unknown liabilities; and

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unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions. Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.

RISK FACTORS

Generally, our business experiences transaction volume growth before the Chinese Spring Festival. This is primarily due to the increase of the borrowing demands of our customers for the Chinese Spring Festival. As a result, our operations and financial performance during these periods might not be indicative of the full year’s results. Our quarterly operational results, including the levels of our income, expenses and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful, especially given our relatively limited operating history.

We have granted, and may continue to grant, share options and other forms of share-based incentive plans, which may result in increased share-based compensation expenses.

We have adopted the Share Incentive Plans for the purposes of attracting and retaining the best available personnel by linking the personal interests of our employees to our success and by providing such individuals with an incentive for outstanding performance to generate superior returns for the Shareholders. As of the Latest Practicable Date, options to purchase a total of 19,171,350 ordinary shares and performance share units to receive a total of 3,031,717 ordinary shares are outstanding under the Share Incentive Plans. In 2020, 2021 and the nine months ended September 30, 2022, we recorded share-based compensation expenses of RMB165 million, RMB133 million (US$20 million) and RMB42 million (US$6 million), respectively. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We compete for skilled and quality employees, and failure to attract and retain them may adversely affect our business and prevent us from achieving our intended level of growth.

We believe our success depends on the efforts and talent of our employees, including sales and marketing, technology and product development, risk management, operation management and finance personnel. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. The upgrades to our business model to create a new ecosystem for small business owners will put additional demands on our ability to attract and retain employees, as we will need employees who combine skills and experience in a number of areas, including credit enablement, small businesses and social media. Finding these people and retaining them as they learn how our tools work and gain experience in advising small business owners in using those tools will be important to the success of our business model. Competition for highly skilled sales, technical, risk management, operation management and financial personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

In addition, we invest significant time and resources in the training of our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our services and our ability to serve borrowers and institutional partners could diminish, resulting in a material adverse effect to our business.

If labor costs in the PRC increase substantially, our business and costs of operations may be adversely affected.

The Chinese economy has experienced inflation and labor cost increases in recent years. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020 and 2021 were increases of 0.2% and 1.5%, respectively. Average wages are projected to continue to increase. For the years ended December 31, 2020 and 2021 and the nine months ended September 30, 2021 and 2022, our employee benefit expenses reached RMB14.1 billion, RMB16.4 billion, RMB12.0 billion and RMB11.6 billion, respectively. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs, our financial condition and results of operations may be adversely affected.

International expansion may expose us to additional risks.

While our historical operations have been focused in China, we have expanded our operations internationally in recent years. We launched our operations in Singapore in 2017 to provide multiple investment related services to clients, and we expanded into Hong Kong and Indonesia in 2019. There can be no assurance that our international expansion will be successful. We have closed down our operations in Singapore and are in the process of closing down our operations in Hong Kong. While our income from international operations is not yet material to the Company as a whole, our current or future international expansion may expose us to additional risks, including:

RISK FACTORS

•	challenges associated with relying on local partners in markets that are not as familiar to us, including local joint venture partners to help us establish our business;

•	the burden of compliance with additional regulations and government authorities in a highly regulated industry;

•	potentially adverse tax consequences from operating in multiple jurisdictions;

•	complexities and difficulties in obtaining protection and enforcing our intellectual property in multiple jurisdictions;

•	increased demands on our management’s time and attention to deal with potentially unique issues arising from local circumstances; and

•	general economic and political conditions internationally.

In particular, data is important to our business, and many jurisdictions across the world have been tightening regulations on protection of data security. For example, in May 2018, a new data protection regime, the European Union’s General Data Protection Regulation, came into effect. The General Data Protection Regulation can apply to the processing of personal data by companies outside of the European Union, including where the processing of personal data relates to the offering of goods and services to, or monitoring the behavior of, individuals in the European Union. The General Data Protection Regulation and data protection laws in other jurisdictions may apply to our processing of personal data in the future. The application of such laws to our business may impose on us more stringent compliance requirements with more significant penalties for non-compliance than PRC data protection laws and regulations, and compliance with different requirements imposed by different jurisdictions could require significant resources and result in substantial costs, which may materially and adversely affect our business, financial condition, results of operations and prospects.

Any failure to comply with PRC property laws and relevant regulations regarding certain of our leased properties may negatively affect our business, results of operations and financial condition.

We operated our businesses primarily in leased properties in Shenzhen, Shanghai, Chongqing and other cities in China. With respect to a portion of such leased properties, the lessors failed to provide title certificates evidencing property ownership of these lessors. According to PRC laws and regulations, where a landlord lacks title evidence or rights to lease, the relevant lease contracts may be terminated or deemed unenforceable under PRC laws and regulations, and may also be subject to challenge by third parties.

In addition, under PRC law, landlords must complete registration procedures and obtain approval from competent PRC land administration authorities and pay land transfer fees before they lease certain kinds of stated-owned lands. However, as of the Latest Practicable Date, not all of our landlords for certain kinds of stated-owned lands had provided us with those approvals and payment documents, and there is a risk that those landlords may not have completed these procedures. If we were challenged by competent authorities or third parties on these types of issues, we may have to vacate the relevant properties.

Additionally, certain of our leased properties’ current usages are not in conformity with the permitted usages prescribed in the relevant title certificates. Nonconformity with the property’s planned use may lead to fines imposed by the competent authority, and in extreme case, government order to revoke the lease or reclaim the land.

Moreover, a small portion of the leased properties may also be subject to mortgage at the time the leases were entered into. In case the mortgagees enforce the mortgage, we may not be able to continue using our leased properties.

In addition, under PRC laws, all lease agreements must be registered with the local housing authorities. As of the Latest Practicable Date, not all landlords of the premises we lease had completed their registration of ownership rights or the registration of our leases. Pursuant to relevant PRC laws and regulations, failure to complete these registrations may expose us to potential monetary fines ranging from RMB1,000 to RMB10,000 per lease.

As of the Latest Practicable Date, we are not aware of any material action, claim or investigation being conducted or threatened by the relevant regulatory authorities with respect to defects in our lease contracts or leased properties. However, we cannot assure you that such defects will be cured in a timely manner, or at all. Our business may be interrupted and additional relocation costs may be incurred if we are required to relocate operations affected by such defects. Moreover, if our lease contracts are challenged by third parties, it could result in diversion of management attention and cause us to incur costs associated with defending such actions, even if such challenges are ultimately determined in our favor.

RISK FACTORS

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under the U.S. securities laws. The U.S. SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of its internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting.

Our Directors are of the view that we have adequate and effective internal control procedures. See “Business—Risk Management and Internal Control.” Our management has concluded that our internal control over financial reporting was effective as of September 30, 2022. Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2021. However, if we fail to maintain an effective system of internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our Shares or ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.

We face risks related to natural disasters and health epidemics.

In addition to the impact of COVID-19, our business could be materially and adversely affected by natural disasters, other health epidemics or other public safety concerns affecting the PRC, and particularly Shanghai. Natural disasters may give rise to server interruptions, breakdowns, system failures, website or app failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware, as well as adversely affecting our ability to operate our website or apps and provide services and solutions. Our business could also be adversely affected if our employees are affected by health epidemics. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general. Our headquarters are located in Shanghai, where most of the Directors and management and many of our employees currently reside. Most of our system hardware and back-up systems are hosted in facilities located in Shanghai and Shenzhen. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Shanghai or Shenzhen, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

RISKS RELATING TO OUR CONTRACTUAL ARRANGEMENTS

If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

PRC laws and regulations impose restrictions on foreign ownership and investment in certain internet-based businesses. We are an exempted company incorporated in the Cayman Islands and our PRC subsidiaries are considered foreign-invested enterprises. To comply with PRC laws, regulations and regulatory requirements, we set up a series of Contractual Arrangements entered into among some of our PRC subsidiaries, Consolidated Affiliated Entities, and the Registered Shareholders to conduct some of our operations in China. For more details about our Contractual Arrangements, see “Contractual Arrangements.” As a result of these Contractual Arrangements, we exert control over the Consolidated Affiliated Entities and their subsidiaries and consolidate their operating results in our financial statements under IFRS.

RISK FACTORS

In the opinion of our PRC Legal Adviser, (i) the ownership structures of the Consolidated Affiliated Entities and our wholly foreign-owned enterprises, or WFOE Entities, currently do not result in violation of PRC laws and regulations currently in effect; and (ii) except for certain clauses regarding the remedies or reliefs that may be awarded by an arbitration tribunal and the power of courts to grant interim remedies in support of the arbitration and winding-up and liquidation arrangements, and the share pledge arrangement under the Share Pledge Agreement in respect of Chongqing Exchange, the agreements under the Contractual Arrangements between our WFOE Entities, the Consolidated Affiliated Entities and the Registered Shareholders governed by PRC law are valid, binding and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect, and do not result in violation of PRC laws or regulations currently in effect. See “—We conduct a part of our business operations in the PRC through the Consolidated Affiliated Entities and their subsidiaries by way of our Contractual Arrangements, but certain of the terms of our Contractual Arrangements may not be enforceable under PRC laws.”

However, we are a Cayman Islands holding company with no equity ownership in the Consolidated Affiliated Entities and we conduct our wealth management business in China primarily through the Consolidated Affiliated Entities with which we have Contractual Arrangements. Investors in our Shares or ADSs thus are not purchasing equity interests in the Consolidated Affiliated Entities in China but instead are purchasing equity interests in a Cayman Islands holding company. If the PRC government deems that our Contractual Arrangements with the Consolidated Affiliated Entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our Shares or ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries. Our holding company in the Cayman Islands, the Consolidated Affiliated Entities, and investors of the Company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the Contractual Arrangements with the Consolidated Affiliated Entities and, consequently, significantly affect the financial performance of the Consolidated Affiliated Entities and the Company as a group.

We have been further advised by our PRC Legal Adviser that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Thus, the PRC regulatory authorities may take a view contrary to or otherwise different from the opinion of our PRC Legal Adviser stated above. It is also uncertain whether any new PRC laws, regulations or interpretations relating to consolidated affiliated entity structure will be adopted, or if adopted, what they would provide. On December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Offshore Securities Offering and Listing by Domestic Enterprises (Draft for Comments) (《國務院關於境內企業境外發行證券和上市的管理規定(草案徵求意見稿)》) and the Administrative Measures for the Filing of Offshore Securities Offering and Listing by Domestic Enterprises (Draft for Comments) (《境內企業境外發行證券和上市備案管理辦法(徵求意見稿)》), collectively, the Draft Offshore Listing Regulations. Meanwhile, the CSRC confirmed that on the premise of abiding relevant laws and regulations, the enterprises with contractual arrangements that meet the compliance requirements may go public overseas after filing with the CSRC. However, there is no further explanation on the compliance requirements. If the Draft Offshore Regulations become effective before the Listing is completed, we may need to obtain regulatory opinions regarding the compliance of our Contractual Arrangements and there can be no assurance that we will be able to satisfy regulatory requirements and obtain such regulatory opinions. Failure to satisfy such requirements could have a material adverse effect on us, our Contractual Arrangements and the Listing. If we or the Consolidated Affiliated Entities are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals to operate our business, the relevant PRC regulatory authorities, including the Ministry of Commerce and the MIIT, would have broad discretion to take action in dealing with such violations or failures, including:

•	revoking the business licenses and/or operating licenses of such entities;

•	imposing fines on us;

•	confiscating any of our income that they deem to be obtained through illegal operations;

•	discontinuing or placing restrictions or onerous conditions on our operations;

•	placing restrictions on our right to collect income;

•	shutting down our servers or blocking our app/websites;

•	requiring us to restructure our ownership structure or operations;

•

restricting or prohibiting our use of the proceeds from our initial public offering or other of our financing activities to finance the business and operations of the Consolidated Affiliated Entities and their subsidiaries;

RISK FACTORS

•	imposing conditions or requirements with which we may not be able to comply; or

•	taking other regulatory or enforcement actions that could be harmful to our business.

Any of these events could cause disruption to some of our business operations and damage our reputation, which would in turn have an adverse effect on our financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of the Consolidated Affiliated Entities in China that most significantly impact its economic performance, and/or our failure to receive the economic benefits and residual returns from the Consolidated Affiliated Entities, and we are not able to restructure our ownership structure and operations in a satisfactory manner, we may not be able to consolidate the financial results of the Consolidated Affiliated Entities in our consolidated financial statements in accordance with IFRS. It is also uncertain whether any new PRC laws, regulations or rules relating to such Contractual Arrangements will be adopted or if adopted, what they would provide.

Although we believe we, our PRC subsidiaries and the Consolidated Affiliated Entities comply with current PRC laws and regulations, we cannot assure you that the PRC government would agree that our Contractual Arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The PRC government has broad discretion in determining rectifiable or punitive measures for non-compliance with or violations of PRC laws and regulations. If the PRC government determines that we or the Consolidated Affiliated Entities do not comply with applicable law, it could revoke the Consolidated Affiliated Entities’ business and operating licenses, require the Consolidated Affiliated Entities to discontinue or restrict the Consolidated Affiliated Entities’ operations, restrict the Consolidated Affiliated Entities’ right to collect revenues, block the Consolidated Affiliated Entities’ websites, require the Consolidated Affiliated Entities to restructure their operations, impose additional conditions or requirements with which the Consolidated Affiliated Entities may not be able to comply, impose restrictions on the Consolidated Affiliated Entities’ business operations or on customers, or take other regulatory or enforcement actions against the Consolidated Affiliated Entities that could be harmful to their business. Any of these or similar occurrences could significantly disrupt our or the Consolidated Affiliated Entities’ business operations or restrict the Consolidated Affiliated Entities from conducting a substantial portion of their business operations, which could materially and adversely affect the Consolidated Affiliated Entities’ business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of the Consolidated Affiliated Entities that most significantly impact our economic performance, or our failure to receive the economic benefits from the Consolidated Affiliated Entities, we may not be able to consolidate these entities in our consolidated financial statements in accordance with IFRS.

The Registered Shareholders of the Consolidated Affiliated Entities may have actual or potential conflicts of interest with us, which may adversely affect our business and financial condition.

The Registered Shareholders of the Consolidated Affiliated Entities may have actual or potential conflicts of interest with us. These shareholders may breach, or cause the Consolidated Affiliated Entities to breach, or refuse to renew, the existing Contractual Arrangements we have with them and the Consolidated Affiliated Entities, which would have an adverse effect on our ability to effectively control the Consolidated Affiliated Entities and receive economic benefits from them. For example, the Registered Shareholders of the Consolidated Affiliated Entities may be able to cause our agreements with the Consolidated Affiliated Entities to be performed in a manner adverse to us by failing to remit payments due under the Contractual Arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of the Company or such conflicts will be resolved in our favor.

The shareholders of the relevant VIE have executed powers of attorney to appoint the relevant WFOE Entity or directors authorized by such WFOE Entity and their successors to vote on their behalf and exercise voting rights as shareholders of the relevant VIE. If we cannot resolve any conflict of interest or dispute between us and the Registered Shareholders of the Consolidated Affiliated Entities, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to uncertainty as to the outcome of any such legal proceedings.

RISK FACTORS

The indirect shareholders of the Consolidated Affiliated Entities may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the Consolidated Affiliated Entities and the validity or enforceability of our Contractual Arrangements with the Consolidated Affiliated Entities and the Registered Shareholders. For example, in the event that any of the individual shareholders who indirectly holds any equity interests in some of the Consolidated Affiliated Entities divorces his or her spouse, the spouse may claim that the equity interest of the Consolidated Affiliated Entities held by such shareholder is part of their community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the court, the relevant equity interest may be indirectly held by the shareholder’s spouse or another third party who is not subject to obligations under our Contractual Arrangements, which could result in a loss of the effective control over those Consolidated Affiliated Entities by us. Similarly, if any of the equity interests of some of the Consolidated Affiliated Entities is inherited by a third party with whom the current Contractual Arrangements are not binding, we could lose our control over the Consolidated Affiliated Entities or have to maintain such control by incurring unpredictable costs, which could cause disruption to our business and operations and harm our financial condition and results of operations.

Although under our current Contractual Arrangements, (i) the spouses of some of the indirect shareholders of some of the Consolidated Affiliated Entities has respectively executed a spousal consent letter, under which each spouse agrees that he/she will not raise any claims against the equity interest, and will take every action to ensure the performance of the Contractual Arrangements, and (ii) the Consolidated Affiliated Entities and the Registered Shareholders shall not assign any of their respective rights or obligations to any third party without the prior written consent of our WFOE Entities, we cannot assure you that these undertakings and arrangements will be complied with or effectively enforced. In the case any of them is breached or becomes unenforceable and leads to legal proceedings, it could disrupt our business, distract our management’s attention and subject us to uncertainties as to the outcome of any such legal proceedings.

We conduct a part of our business operations in the PRC through the Consolidated Affiliated Entities and their subsidiaries by way of our Contractual Arrangements, but certain of the terms of our Contractual Arrangements may not be enforceable under PRC laws.

All the agreements that constitute our Contractual Arrangements with the Consolidated Affiliated Entities, their respective subsidiaries and shareholders are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these agreements would be interpreted in accordance with PRC laws, and disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions and uncertainties in the PRC legal system could limit our ability to enforce the Contractual Arrangements. If we are unable to enforce the Contractual Arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing them, it would be very difficult to exert effective control over the Consolidated Affiliated Entities and their subsidiaries, and our ability to conduct a part of our business and our financial condition and results of operations may be adversely affected.

The Contractual Arrangements contain provisions to the effect that the arbitral body specified in them may award remedies over the equity interest, assets or properties of the Consolidated Affiliated Entities, their subsidiaries, and/or shareholders; provide compulsory relief (for example, for the conduct of business or to compel the transfer of assets); or order the winding-up of the Consolidated Affiliated Entities, their subsidiaries, and/or shareholders. These agreements also contain provisions to the effect that courts of competent jurisdiction are empowered to grant interim relief to a party when requested, for the purpose of preserving the assets and properties, or grant enforcement measures, subject to the requirements under PRC laws. However, under PRC laws, these terms may not be enforceable. Under PRC laws, an arbitral body does not have the power to grant injunctive relief or to issue a provisional or final liquidation order for the purpose of protecting the assets of or equity interest in the Consolidated Affiliated Entities in case of disputes. In addition, interim remedies or enforcement orders granted by courts in other jurisdictions such as Hong Kong, the United States and the Cayman Islands may not be recognizable or enforceable in the PRC. PRC laws may allow the arbitral body to grant an award of transfer of assets of or equity interests in the Consolidated Affiliated Entities in favor of an aggrieved party.

Furthermore, the Contractual Arrangements provide that (i) in the event of a dissolution or a mandatory liquidation required by PRC laws, a VIE will sell all of its assets to the extent permitted by PRC law to the relevant WFOE Entity or its designated qualifying designee, at the lowest price permitted under applicable PRC laws; and (ii) any obligation for the relevant WFOE Entity or its designated qualifying designee to pay the relevant VIE as a result of such transaction shall be forgiven, or any proceeds from such transaction shall be paid to the relevant WFOE Entity or its designated qualifying designee in partial satisfaction of the service fees under the exclusive business cooperation agreements. These provisions may not be enforceable under PRC laws in the event of a mandatory liquidation required by PRC laws or bankruptcy liquidation.

RISK FACTORS

Therefore, in the event of a breach of any agreements constituting the Contractual Arrangements by the Consolidated Affiliated Entities, their respective subsidiaries and/or shareholders, we may not be able to exert effective control over the Consolidated Affiliated Entities due to the inability to enforce the Contractual Arrangements, which could adversely affect our ability to conduct a part of our business.

Risks Relating to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial conditions and results of operations.

Substantially all of our operations are located in China. Accordingly, our business, prospects, financial condition and results of operations may be affected to a significant degree by political, economic and social conditions in China generally.

The Chinese economy differs from the economies of most developed countries in many respects, including the degree of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China are still owned or controlled by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. The growth rate of the Chinese economy has gradually slowed since 2010. COVID-19 has had a significant impact on the Chinese economy in 2021 and 2022. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies operating in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

We only have contractual control over the Consolidated Affiliated Entities. Such corporate structure may subject us to sanctions and compromise the enforceability of related Contractual Arrangements, which may result in significant disruption to our business.

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of the State Internet Information Office (with the involvement of the State Council Information Office, the MIIT and the Ministry of Public Security). The primary role of the State Internet Information Office is to enable policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters relating to the internet industry.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it may levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our business or impose restrictions on the affected portion of our business. Any of these actions may have a material adverse effect on our business and results of operations. For details on PRC regulations which may affect our business, see “Regulatory Overview.”

RISK FACTORS

The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our Shares or ADSs.

We conduct our business primarily through our subsidiaries and the Consolidated Affiliated Entities and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may intervene in or influence our operations as it deems appropriate to advance regulatory and societal goals and policy positions. Historically, the PRC government had published new regulations and policies that significantly affected our industry. For example, we ceased to enable the offering of peer-to-peer products in August 2019 and also stopped using funding from peer-to-peer individual investors as a funding source for our retail credit and enablement business in 2019 in response to new regulations on peer-to-peer lending. Also, our retail credit and enablement service and other fees, to the extent they are deemed to be or related to loan interest, are subject to the restrictions on maximum interest rates on private lending permitted by the relevant laws, regulations, policies or guidance. We cannot rule out the possibility that the PRC government will release additional regulations or policies in the future that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our Shares or ADSs. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of the Company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands. However, we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, most of our senior executive officers reside within China for a significant portion of the time and many of them are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or our management inside mainland China. It may also be difficult for you to enforce the judgments obtained in Hong Kong courts against us and our officers and Directors as none of them currently resides in Hong Kong or has substantial assets located in Hong Kong. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of Hong Kong courts against us or such persons predicated.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws, regulations and interpretations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or the Directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in Hong Kong.

In addition, the SEC, the U.S. Department of Justice and other U.S. or foreign authorities may also have difficulties in bringing and enforcing actions, conducting investigations or collecting evidence against us or our directors or executive officers in China. For example, under the newly amended Securities Law of the PRC (《中華人民共和國證券法》), effective March 1, 2020, overseas securities regulatory authorities are prohibited from conducting direct investigations or evidence collection activities within the territories of the PRC, and Chinese entities and individuals are prohibited from providing documents and information in connection with any securities business activities to any organizations and/or persons aboard without the prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council. Uncertainty remains with respect to how this regulation will be interpreted, implemented or applied by the CSRC or other relevant government authorities. On April 2, 2022, the CSRC issued the Provisions on Strengthening the Confidentiality and Archives Management of Overseas Issuance and Listing of Securities (Draft for Comments) (《關於加強境內企業境外發行證券和上市相關保密和檔案管理工作的規定 (徵求意見稿)》), or the Provisions on Confidentiality of Listing (Draft for Comments). If the Provisions on Confidentiality of Listing (Draft for Comments) take effect in its current form, overseas accounting firms engaged in overseas listing of domestic enterprises are required to complete certain formalities. The relevant securities companies and securities service institutions should not transfer working paper overseas without approvals of relevant regulatory authorities. Where the overseas securities regulatory authorities conduct investigation and inspection, the CSRC or the relevant authorities may provide necessary assistance in accordance with bilateral or multilateral cooperation mechanism and the relevant domestic enterprises, securities companies and securities service institutions may cooperate with such overseas competent authorities after reporting to CSRC or relevant regulatory authorities in accordance with PRC laws and regulations. Since the Provisions on Confidentiality of Listing (Draft for Comments) have not been formally adopted, it’s uncertain when the final regulations will be issued and take effect, how they will be enacted, interpreted and implemented. Furthermore, class action lawsuits, which are available in the United States for investors to seek remedies, are generally uncommon in China.

RISK FACTORS

If our preferential tax treatments and government subsidies are revoked or become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions.

The Chinese government has provided various tax incentives to our PRC subsidiary, primarily in the form of reduced enterprise income tax rates. For example, under the Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%. However, the income tax of an enterprise that has been determined to be a high and new technology enterprise can be reduced to a preferential rate of 15%. In addition, certain of our PRC subsidiaries enjoy local government subsidies. Any increase in the enterprise income tax rate applicable to our PRC subsidiary in China, or any discontinuation, retroactive or future reduction or refund of any of the preferential tax treatments and local government subsidies currently enjoyed by our PRC subsidiary in China, could adversely affect our business, financial condition and results of operations.

Further, in the ordinary course of our business, we are subject to complex income tax and other tax regulations, and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into other currencies, including Hong Kong dollars and U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the Hong Kong dollar and U.S. dollar, at times significantly and unpredictably. The value of Renminbi against Hong Kong dollar, U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against Hong Kong dollar and U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Substantially all of our income and expenses are denominated in Renminbi and our reporting currency is Renminbi. Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from our financings into Renminbi for our operations, appreciation of the Renminbi against U.S. dollar would reduce the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert Renminbi into Hong Kong dollars or U.S. dollars for the purpose of paying dividends or for other business purposes, appreciation of Hong Kong dollar or U.S. dollar against the Renminbi would reduce Hong Kong dollar or U.S. dollar amount available to us.

Few hedging options are available in China to reduce our exposure to exchange rate fluctuations. We have only engaged in limited hedging activities to date, in connection with our obligations under our syndicated loan. While we may decide to enter into additional hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to hedge our exposure adequately or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Recent litigation and negative publicity surrounding China-based companies listed in the United States may negatively impact the trading price of our Shares or ADSs.

We believe that recent litigation and negative publicity surrounding companies with operations in China that are listed in the United States have negatively impacted stock prices of these companies. Certain politicians in the United States have publicly warned investors to shun China-based companies listed in the United States. Various equity-based research organizations have published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny of us, regardless of its lack of merit, could cause the market price of our Shares or ADSs to fall, divert management resources and energy, cause us to incur expenses in defending ourselves against rumors, and increase the premiums we pay for director and officer insurance.

RISK FACTORS

The approval of and filings with the CSRC or other PRC government authorities may be required in connection with our offshore listings under PRC law, and, if required, we cannot predict whether we will be able to obtain such approval or complete such filings or how long they might take.

The M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, require an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore listings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore listings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the PRC government authorities issued the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

As a follow-up, on December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments. The Draft Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the Draft Provisions and the Draft Administration Measures, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offering activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offering within three business days after completion of the follow-on offering. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. The Draft Administration Measures also sets forth certain regulatory red lines for overseas offerings and listings by domestic enterprises. For more details of the Draft Provisions and the Draft Administration Measures, see “Regulatory Overview—Regulations Relating to M&A Rules and Overseas Listing.”

As of the Latest Practicable Date, the Draft Provisions and the Draft Administration Measures were released for public comment only. There are uncertainties as to whether the Draft Provisions and the Draft Administration Measures would be further amended, revised or updated. Substantial uncertainties exist with respect to the enactment timetable and final content of the Draft Provisions and the Draft Administration Measures. As the CSRC may formulate and publish guidelines for filings in the future, the Draft Administration Measures does not provide for detailed requirements of the substance and form of the filing documents. In a Q&A released on its official website, the respondent CSRC official indicated that the proposed new filing requirement will start with new companies and the existing companies seeking to carry out activities like follow-on financing. As for the filings for the existing companies, the regulator will grant adequate transition period and apply separate arrangements. The Q&A also addressed the contractual arrangements and pointed out that if relevant domestic laws and regulations have been observed, companies with compliant variable interest entity structure may seek overseas listing after completion of the CSRC filings. Nevertheless, it does not specify what qualify as compliant variable interest entity structures and what relevant domestic laws and regulations are required to be complied with. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.

RISK FACTORS

Relatedly, on December 27, 2021, the NDRC and the Ministry of Commerce jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to that, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. On January 18, 2022, the spokesperson of the NDRC in a press conference confirmed that the foresaid provision is only applicable to the direct listing of domestic enterprises involving in industries prohibited for foreign investment under the 2021 Negative List. Nevertheless, as the 2021 Negative List is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.

On April 2, 2022, the CSRC published the Provisions on Strengthening the Confidentiality and Archives Management of Overseas Issuance and Listing of Securities (Draft for Comments) for public comments. Pursuant to this draft, domestic joint-stock enterprises listed in overseas markets via direct offering and domestic operational entities of enterprises listed in overseas markets via indirect offering must obtain approval and complete filing or other requirements before they publicly disclose any documents and materials that contain state secrets or government work secrets or that, if divulged, will jeopardize China’s national security or public interest, or before they provide such documents or materials to entities or individuals such as securities companies, securities service providers and overseas regulators. As of the Latest Practicable Date, it is still unclear as to what approvals and procedures might be required in practice.

On November 14, 2021, the CAC published the Draft Administration Regulations on Cyber Data Security, which reiterates that a cybersecurity review will be imposed on the data processor who process personal information of one million or more users and apply for foreign listing. The cybersecurity review requirements would not apply to data processors who intend to list in Hong Kong unless the listing has or may have an impact on national security. As advised by our PRC Legal Adviser, the Draft Administration Regulations on Cyber Data Security were released for public comment only, and their provisions and anticipated adoption or effective date may be subject to change and thus their interpretation and implementation remain substantially uncertain. On December 28, 2021, the CAC, jointly with other 12 governmental authorities, promulgated the revised Measures for Cybersecurity Review (《網絡安全審查辦法》), which among others, stipulate that an online platform operator with personal information of over one million users that intends to apply for foreign listing must be subject to the cybersecurity review. These regulations remain unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States and intend to apply for listing on the Hong Kong Stock Exchange. We cannot predict the impact of the Measures for Cybersecurity Review and the Draft Administration Regulations on Cyber Data Security, if any, at this stage, and we will closely monitor and assess any development in the rule-making process.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Cybersecurity Review Measures, are required for our offshore listings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore listings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore listings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore listings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore listings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore listings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

RISK FACTORS

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this document, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file our annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

RISK FACTORS

Risks Relating to Our Shares and ADSs

The trading price of our Shares or ADSs is likely to be volatile, which could result in substantial losses to investors.

As of the Latest Practicable Date, the trading price of our ADSs has been volatile and has ranged from a high of US$20.17 to a low of US$1.26 since our ADSs started to trade on the NYSE on October 30, 2020. The trading price of our Shares, likewise, can be volatile for similar or different reasons after the Listing. Volatility in trading price can result from broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in Hong Kong or the United States. A number of Chinese companies have listed or are in the process of listing their securities on Hong Kong or U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in Hong Kong or the United States in general and consequently may impact the trading performance of our Shares or ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our Shares or ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our income, earnings and cash flow;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new services and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us, our services or our industry;

•	additions or departures of key personnel;

•	expiration or release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	changes in relations between Hong Kong or the United States and China; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our Shares or ADSs trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Shares or ADSs, the market price for our Shares or ADSs and trading volume could decline.

The trading market for our Shares or ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our Shares or ADSs, the market price for our Shares or ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Shares or ADSs to decline.

RISK FACTORS

The sale or availability for sale of substantial amounts of our Shares or ADSs could adversely affect their market price.

Sales of substantial amounts of our Shares or ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our Shares or ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in our initial public offering in the United States in 2020 are freely tradable without restriction or further registration under the U.S. Securities Act of 1933, and other Shares held by our existing Shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the U.S. Securities Act of 1933. As of the Latest Practicable Date, we had 1,146,018,927 ordinary shares outstanding, of which 474,905,000 ordinary shares, or 41.4%, were held by members of the Ping An Group. Upon our listing on the Hong Kong Stock Exchange, Shares held by our existing Shareholders (other than our Controlling Shareholders) are not subject to any lock-up. We cannot predict what effect, if any, market sales of securities held by our Shareholders or the availability of these securities for future sale will have on the market price of our Shares or ADSs.

Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our Board, you must rely on price appreciation of our Shares or ADSs for return on your investment.

We paid a cash dividend to our Shareholders of US$0.68 per Share in April 2022 based on our net profits for the financial year 2021. We announced a new policy of paying a semi-annual dividend equal to between 20% and 40% of our net profits for each six-month period, and our first dividend under the new policy was a cash dividend US$0.34 per Share paid to Shareholders in October 2022. Based on our current policy, the amounts of dividends will vary based on the existence and amount of net profits that we can generate. In addition, the amount, timing, and whether or not we actually distribute dividends at all remains entirely at the discretion of our Board. Our Board has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Our Board may revise our dividend policy, as it has already done once, or it may choose to cancel our dividend policy entirely. In addition, our Shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by the Directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our Board decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our Board. Accordingly, the return on your investment in our Shares or ADSs will likely depend entirely upon any future price appreciation of our Shares or ADSs. There is no guarantee that our Shares or ADSs will appreciate in value after the Listing or even maintain the price at which you purchased our Shares or ADSs. You may not realize a return on your investment in our Shares or ADSs, and you may even lose your entire investment in our Shares or ADSs.

You may face difficulties in protecting your interests, and your ability to protect your rights through Hong Kong or U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of Shareholders to take action against the Directors, actions by minority Shareholders and the fiduciary responsibilities of the Directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our Shareholders and the fiduciary responsibilities of the Directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in Hong Kong or some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than Hong Kong or the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a Hong Kong court or a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records, other than copies of the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by our shareholders, or to obtain copies of lists of shareholders of these companies. The Directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our Shareholders, but are not obliged to make them available to our Shareholders, save that any register held in Hong Kong shall during normal business hours (subject to such reasonable restrictions as the Board may impose) be open to inspection by our Shareholder without charge and any other person on payment of a fee of such amount not exceeding the maximum amount as may from time to time be permitted under the Listing Rules as the Board may determine for each inspection, provided that we may be permitted to close the register in terms equivalent to section 632 of the Companies Ordinance. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other Shareholders in connection with a proxy contest.

RISK FACTORS

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as Hong Kong and the United States. We have chosen to rely on the home country exemption from Section 303A.08 of the NYSE Listed Company Manual, which requires that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto. In this respect, and in other respects if we choose to follow home country practice in other respects in the future, our Shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public Shareholders may have more difficulty in protecting their interests in the face of actions taken by management, the Board member or Controlling Shareholders than they would as public shareholders of a company incorporated in Hong Kong or the United States.

Certain judgments obtained against us by our Shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of Hong Kong and the United States. Substantially all of our current operations are conducted in China. In addition, a majority of our current Directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside Hong Kong or the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in Hong Kong or the United States in the event that you believe that your rights have been infringed under the Hong Kong securities laws or U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of the Directors and officers.

We will incur increased costs as a result of listing in Hong Kong.

We are now a public company in the United States and incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the U.S. SEC and the NYSE, impose various requirements on the corporate governance practices of public companies. These rules and regulations increase our legal and financial compliance costs and make some corporate activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs. After we become a public company listed on the Stock Exchange, we will be subject to laws, rules and regulations in Hong Kong as well. As a dual-listed company in Hong Kong and the United States, we will have to comply with laws and regulations on both markets. However, Hong Kong and the United States have different regulatory regime governing matters related to listed companies and in certain cases have fairly different requirements on certain matters. We will incur additional costs and expenses in complying with the complex regulatory systems on both markets. Failure to comply with any regulatory requirements could result in material adverse impact on the trading of our Share or ADSs and reputation and subject us to administrative penalties.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and holders of ADSs may not be able to exercise the right to vote the underlying Shares.

Holders of our ADSs will only be able to exercise the voting rights with respect to the underlying Shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, holders of our ADSs must vote by giving voting instructions to the Depositary. Upon receipt of the voting instructions of holders of our ADSs, the Depositary will vote the underlying Shares in accordance with these instructions. Holders of our ADSs will not be able to directly exercise the right to vote with respect to the underlying Shares unless they withdraw the Shares. Under our Memorandum and Articles of Association, the minimum notice period required for convening a general meeting is 21 days for an annual general meeting and 14 days for any other general meetings (including an extraordinary general meeting). When a general meeting is convened, holders of our ADSs may not receive sufficient advance notice to withdraw the underlying Shares represented by their ADSs to allow them to vote with respect to any specific matter. If we ask for the instructions from holders of our ADSs, the Depositary will notify holders of our ADSs of the upcoming vote and will arrange to deliver our voting materials to them. We cannot assure holders of our ADSs that they will receive the voting materials in time to ensure that they can instruct the Depositary to vote their Shares. In addition, the Depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out the voting instructions from holders of our ADSs. This means that holders of our ADSs may not be able to exercise the right to vote and they may have no legal remedy if the underlying Shares represented by their ADSs are not voted as they requested.

RISK FACTORS

We are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, or to terminate the deposit agreement, without the prior consent of the ADS holders.

We are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the Depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the Depositary. In the event that the terms of an amendment impose or increase fees or charges (other than taxes and other governmental charges, registration fees, cable (including SWIFT) or facsimile transmission costs, delivery costs or other such expenses) or that would otherwise prejudice any substantial existing right of the ADS holders, such amendment will not become effective as to outstanding ADSs until the expiration of 30 days after notice of that amendment has been disseminated to the ADS holders, but no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason. For example, terminations may occur when the ADSs are delisted from the stock exchange in the United States on which the ADSs are listed and we do not list the ADSs on another stock exchange in the United States, nor is there a symbol available for over-the-counter trading of the ADSs in the United States. If the ADS facility will terminate, ADS holders will receive at least 30 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying Shares, but will have no right to any compensation whatsoever.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

Under the deposit agreement, any legal suit, action or proceeding against or involving us or the depositary, arising out of or relating in any way to the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, in the state courts in New York County, New York), and you, as a holder of the ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. It is possible that a court could find this type of forum selection provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits. For risks related to the enforceability of such exclusive forum selection provision, see “—Our memorandum and articles of association and the deposit agreement purport to limit the jurisdiction of courts for lawsuits relating to U.S. federal securities law, which could limit the ability of holders of our Shares, the ADSs or other securities to obtain a favorable judicial forum for disputes with us, the Directors and officers, the Depositary, and potentially others.” Accepting or consent to this forum selection provision does not constitute a waiver by you of compliance with federal securities laws and the rules and regulations thereunder. You may not waive compliance with federal securities laws and the rules and regulations thereunder.

The deposit agreement provides that the Depositary or an ADS holder may require any claim asserted by it against us arising out of or relating to our Shares, the ADSs or the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement, although the arbitration provisions do not preclude you from pursuing any claim, including claims under the U.S. Securities Act of 1933 or the U.S. Exchange Act in the United States District Court for the Southern District of New York (or such state courts if the United States District Court for the Southern District of New York lacks subject matter jurisdiction). The exclusive forum selection provisions in the deposit agreement also do not affect the right of any party to the deposit agreement to elect to submit a claim against us to arbitration, or our duty to submit that claim to arbitration, as provided in the deposit agreement, or the right of any party to an arbitration under the deposit agreement, to commence an action to compel that arbitration, or to enter judgment upon or to enforce an award by the arbitrators, in any court having jurisdiction over an action of that kind.

RISK FACTORS

ADS holders may not receive dividends or other distributions on our Shares and ADS holders may not receive any value for them, if it is illegal or impractical to make them available to them.

The Depositary of our ADSs has agreed to pay ADS holders the cash dividends or other distributions it or the custodian receives on Shares or other deposited securities represented by our ADSs, after deducting its fees and expenses. ADS holders will receive these distributions in proportion to the number of Shares represented by the ADSs. However, the Depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the U.S. Securities Act of 1933 but that are not properly registered or distributed under an applicable exemption from registration. The Depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the Depositary may determine not to distribute such property. We have no obligation to register under Hong Kong or U.S. securities laws any ADSs, Shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, Shares, rights or anything else to holders of ADSs. This means that ADS holders may not receive distributions we make on our Shares or any value for them if it is illegal or impractical for us to make them available to ADS holders. These restrictions may cause a material decline in the value of our Shares or ADSs.

RISKS RELATING TO THE DUAL LISTING

The liquidity of our Shares on the Stock Exchange could be limited and the effectiveness of the Liquidity Arrangements is subject to limitations.

Our Shares have not been traded on the Stock Exchange before the Introduction and there could be limited liquidity in our Shares on the Stock Exchange. We cannot assure you that an active trading market for our Shares on the Stock Exchange will develop or be sustained. In addition, there is no assurance that the price at which Shares are traded on the Main Board of the Stock Exchange will be substantially the same as or similar to the per-share equivalent price at which our ADSs are traded on NYSE or that any particular volume of Shares will trade on the Main Board of the Stock Exchange. If an active trading market of our Shares in Hong Kong is not developed or is not sustained after the Introduction, the market price and liquidity of our Shares on the Stock Exchange could be materially and adversely affected.

Throughout the Designated Period, the Designated Dealers intend to implement certain bridging and liquidity arrangements as set out in the section headed “Listings, Registration, Dealings and Settlement—Proposed Liquidity Arrangements.” While such arrangements are expected to contribute towards liquidity to meet demand for our Shares in Hong Kong and to maintain a fair and orderly market, investors should be aware that such bridging and liquidity arrangements are subject to the Designated Dealers’ ability to obtain sufficient numbers of our Shares to meet demand. There is no guarantee that such bridging and liquidity arrangements will attain and/or maintain liquidity in our Shares at any particular level on the Hong Kong Stock Exchange, nor is there any assurance that the price of our Shares in Hong Kong will not exhibit significant volatility.

The Liquidity Arrangements being implemented in connection with the Introduction are not equivalent to price stabilization activities that are frequently undertaken in connection with initial public offering on the Stock Exchange or other markets. The bridging and liquidity arrangements will terminate and cease to continue beyond the Designated Period. Accordingly, there may be volatility in the Hong Kong market after the Designated Period.

An active trading market for our Shares on the Stock Exchange might not develop or be sustained and trading prices of our Shares might fluctuate significantly.

Following the completion of the Listing, we cannot assure you that an active trading market for our Shares on the Stock Exchange will develop or be sustained. The trading price or liquidity for the ADSs on the New York Stock Exchange might not be indicative of those of our Shares on the Stock Exchange following the completion of the Listing. If an active trading market of our Shares on the Stock Exchange does not develop or is not sustained after the Listing, the market price and liquidity of our Shares could be materially and adversely affected.

RISK FACTORS

In 2014, the Hong Kong, Shanghai, and Shenzhen stock exchanges collaborated to create an inter-exchange trading mechanism called Stock Connect that allows international and PRC investors to trade eligible equity securities listed in each other’s markets through the trading and clearing facilities of their home exchange. Stock Connect currently covers over 2,000 equity securities trading in the Hong Kong, Shanghai, and Shenzhen markets. Stock Connect allows PRC investors to trade directly in eligible equity securities listed on the Stock Exchange, known as Southbound Trading; without Stock Connect, PRC investors would not otherwise have a direct and established means of engaging in Southbound Trading. However, there remains uncertainty as to the implementation details, especially with respect to shares of those companies with a secondary or dual-primary listing on the Stock Exchange. It is unclear whether and when the Shares of the Company, a company with a dual-primary listing in Hong Kong upon the Listing, will be eligible to be traded through Stock Connect, if at all. The ineligibility or any delay of our Shares for trading through Stock Connect will affect PRC investors’ ability to trade our Shares and therefore may limit the liquidity of the trading of our Shares on the Stock Exchange.

The characteristics of the U.S. capital markets and the Hong Kong capital markets are different.

The New York Stock Exchange and the Stock Exchange have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our Shares and the ADSs representing them might not be the same, even allowing for currency differences. Fluctuations in the price of the ADSs due to circumstances peculiar to its home capital market could materially and adversely affect the price of the Shares. Because of the different characteristics of the U.S. and Hong Kong equity markets, the historic market prices of the ADSs may not be indicative of the performance of our securities (including the ordinary shares) after the Listing.

Exchange between our Shares and the ADSs may adversely affect the liquidity or trading price of each other.

The ADSs are currently traded on the New York Stock Exchange. Subject to compliance with U.S. securities laws and the terms of the deposit agreement, holders of our Shares may deposit Shares with the Depositary in exchange for the issuance of the ADSs. Any holder of ADSs may also withdraw the underlying Shares represented by the ADSs pursuant to the terms of the deposit agreement for trading on the Stock Exchange. In the event that a substantial number of Shares are deposited with the Depositary in exchange for ADSs or vice versa, the liquidity and trading price of our Shares on the Stock Exchange and the ADSs on the New York Stock Exchange may be adversely affected.

The time required for the exchange between our Shares and the ADSs might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period, and the exchange of Shares into ADSs involves costs.

There is no direct trading or settlement between the New York Stock Exchange and the Stock Exchange on which the ADSs and our Shares are respectively traded. Subject to compliance with U.S. securities laws and the terms of the deposit agreement, holders of our ordinary shares may deposit Shares with the Depositary in exchange for the issuance of the ADSs. In addition, the time differences between Hong Kong and New York, unforeseen market circumstances, or other factors may delay the deposit of Shares in exchange for the ADSs or the withdrawal of the underlying Shares represented by the ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, we cannot assure you that any exchange for Shares into ADSs (and vice versa) will be completed in accordance with the timelines that investors may anticipate.

Furthermore, the Depositary is entitled to charge the ADSs holders fees for various services including for the issuance of ADSs upon deposit of Shares, cancelation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs, and annual service fees. As a result, Shareholders who exchange Shares into ADSs, and vice versa, may not achieve the level of economic return the Shareholders may anticipate.

There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of our ADSs following our Listing of our Shares on the Stock Exchange.

In connection with the Listing, we will establish a branch register of members in Hong Kong, or the [REDACTED]. Our Shares that are traded on the Stock Exchange, including those that may be converted from ADSs, will be registered on the [REDACTED], and the trading of these Shares on the Stock Exchange will be subject to the Hong Kong stamp duty. To facilitate ADS-ordinary share conversion and trading between the NYSE and the Hong Kong Stock Exchange, we also intend to move a portion of our issued ordinary shares from our register of members maintained in the Cayman Islands to our Hong Kong share register.

RISK FACTORS

Under the Hong Kong Stamp Duty Ordinance, any person who effects any sale or purchase of Hong Kong stock, defined as stock the transfer of which is required to be registered in Hong Kong, is required to pay Hong Kong stamp duty. The stamp duty is currently set at a total rate of 0.26% of the greater of the consideration for, or the value of, shares transferred, with 0.13% payable by each of the buyer and the seller. See “Listings, Registration, Dealings and Settlement—Dealings and Settlement—Settlement of dealings in Hong Kong.”

To the best of our knowledge, Hong Kong stamp duty has not been levied in practice on the trading or conversion of ADSs of companies that are listed in both the United States and Hong Kong and that have maintained all or a portion of their shares, including underlying shares represented by ADSs, in their [REDACTED]. However, it is unclear whether, as a matter of Hong Kong law, the trading or conversion of ADSs of these dual-listed companies constitutes a sale or purchase of the underlying Hong Kong-registered shares that is subject to Hong Kong stamp duty. We advise investors to consult their own tax advisors on this matter. If Hong Kong stamp duty is determined by the competent authority to apply to the trading or conversion of our ADSs, the trading price and the value of your investment in our Shares and/or ADSs may be affected.

We may be subject to securities litigation, which is expensive and could divert management attention.

Companies that have experienced volatility in the volume and market price of their shares have been subject to an increased incidence of securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, and, if adversely determined, could have a material adverse effect on our business, financial condition and results of operations.

Forward-looking information in this document may be proved inaccurate.

This document contains certain forward-looking statements and information relating to us that is based on our management’s belief and assumptions. The words “anticipate,” “believe,” “expect,” “going forward” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Such statements reflect our management’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including the risk factors described herein. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our financial condition may be adversely affected and may vary materially from those described herein as anticipated, believed, estimated or expected. You are strongly cautioned that reliance on any forward-looking statements involves known or unknown risks and uncertainties. Subject to the requirements of the Listing Rules, we do not intend to publicly update or otherwise revise the forward-looking statements in this document, whether as a result of new information, future events or otherwise. As a result of these and other risks, uncertainties and assumptions, the forward-looking events and circumstances discussed herein might not occur in the way we expect, or at all. In all cases, you should consider carefully how much weight or importance you should attach to, or place on, such facts or statistics.

We strongly caution you not to place any reliance on any information contained in press articles or other media regarding us and the Introduction.

Before the publication of this document, there may be press and media coverage which contains certain information regarding the Introduction and us that is not set out in this document. We have not authorized the disclosure of such information in any press or media. We do not accept any responsibility for any such press or media coverage or the accuracy or completeness of any such information. We make no presentation as to the appropriateness, accuracy, completeness or reliability of any such information or publication. To the extent that any such information appearing in publications other than this document is inconsistent or conflicts with the information contained in this document, we disclaim it. Accordingly, prospective investors should not rely on any such information.

RISK FACTORS

We cannot guarantee the accuracy of facts, forecasts and other statistics obtained from official governmental sources or other sources contained in this document.

Certain facts, statistics and data contained in this document relating to China and the industry in which we operate our business have been derived from various official government publications or other third-party reports we generally believe to be reliable. We have taken reasonable care in the reproduction or extraction of the official government publications or other third-party reports for the purpose of disclosure in this document and have no reason to believe that such information is false or misleading or that any fact has been omitted that would render such information false or misleading. However, we cannot guarantee the quality or reliability of such source materials.

They have not been prepared or independently verified by us or the Joint Sponsors or any of their respective affiliates or advisors and, therefore, we make no representation as to the accuracy of such statistics, which may not be consistent with other information compiled within or outside China and Hong Kong. Due to possibly flawed or ineffective collection methods or discrepancies between published information and market practice, such statistics in this document may be inaccurate or may not be comparable to statistics produced with respect to other economies. Furthermore, we cannot assure you that they are stated or compiled on the same basis or with the same degree of accuracy as the case may be in other jurisdictions. In all cases, you should give due consideration as to how much weight or importance they should attach to or place on such facts.

INDUSTRY OVERVIEW

The following section sets forth new information and statistics relating to the industry in which we operate. Such information is derived from various official government publications and other publications, and from the market research report prepared by China Insights Industry Consultancy Limited, which was commissioned by us.

THE SMB SEGMENT IN CHINA

Overview of SMBs and SBOs

Small and micro businesses (“SMBs”) are ubiquitous in China. According to the National Bureau of Statistics and State Administration for Market Regulation, whose definition of SMB depends to an extent on the type of business being conducted, there were approximately 143.5 million SMBs in China as of the end of 2021, of which 40.3 million were organized as legal entities and 103.2 million were operated by sole proprietors. Typically, SMBs have small scale operations, with fewer than 50 people and less than RMB30 million of annual income, and are dispersed across a wide range of industries and geographies. Moreover, SMBs have an average lifespan of less than five years. SMBs typically lack collateral to pledge or consistency in cash flow given their small scale and short lifespan.

Source: CIC Report

Small business owners (“SBOs”) include both owners of legal entities and individuals who conduct their businesses as sole proprietors. SBOs often own and operate multiple SMBs, either consecutively or concurrently, in the same or related industries and at different stages in their lifecycles. SBOs as individuals may have a much stronger credit profile than their businesses, with real estate, cars or other personal assets. At the end of 2021, the number of SBOs in China reached 119.6 million.

SMBs are the backbone of the Chinese economy and enjoy strong national policy support. SMBs are responsible for over 60% of China’s GDP, over 80% of its job creation, and around 60% of its exports in 2021. The Chinese government uses a variety of policy tools to promote the development of SMBs, including the adoption of favorable policies such as innovation incentives, tax preferences and financing support.

Macro-level impacts, such as periodic outbreaks of COVID-19 and the resulting lockdowns as well as the resulting slower-than-expected economy recovery, have affected the business environment for SMBs. The SMB operating index, an indicator for SMBs’ overall monthly operations and development in China issued by the Economic Daily and the Postal Savings Bank of China, decreased from 50.6 in 2019 to 49.1 in the first half of 2022, reflecting that SMBs have not yet recovered to their pre-pandemic operation level.

INDUSTRY OVERVIEW

The COVID-19 pandemic has placed great pressure on the revenue and operating costs of SMBs. According to a survey of one thousand SBOs conducted by CIC in December 2022, around 40% of respondents with increased financing needs during the COVID-19 period attributed the increase to declining revenue, and about 30% to higher operating costs. In the first quarter of 2022, due to lockdown measures taken by local governments, approximately 16% of China’s economy in terms of GDP and 11% of its population was directly affected, and the impact rose further to 23% and 20%, respectively, in the second quarter of 2022. According to the Ministry of Commerce, about 4.6 million business entities were deregistered in the first half of 2022. Despite the easing of COVID-19 restrictions over the summer, the percentage of China’s economy and population directly affected by lockdown measures still stood at 11% and 9%, respectively in the third quarter. According to a quarterly report on SMBs published by the Center for Enterprise Research of Peking University, SMBs’ revenue recovery ratio, calculated by comparing the operating revenue of SMBs in a given period against the corresponding period of 2019, reached its lowest point in the second quarter of 2022 at only 24.4%, compared to 28.1% in the third quarter of 2022 and 38.3% in the second quarter of 2021.

As a result of lower revenues and higher operating costs, profit margins continue to be squeezed and working capital conditions vary across SMBs. According to a quarterly report on SMBs published by the Center for Enterprise Research of Peking University, SMBs are generally tight on working capital, with only enough working capital for 2.6 months on average as of the end of June 2022, and 47.5% of SMBs claimed not to have enough working capital to sustain their business operations for over a month at that time.

Challenges Faced by SMBs

SMBs and their owners face a variety of financial and operational challenges:

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Limited access to financing: According to the survey of SBOs conducted by CIC in December 2022, 95.3% of the respondents indicated that current available funding meets less than half of their total financing needs. With neither eligible collaterals nor organized and reliable business and financial records, traditional financial institutions are reluctant to extend financial support to SMBs, especially for loans with larger ticket size. The most common channel for SBOs to obtain financing is through borrowing from their friends and other private lending sources, while borrowing from banks and fintech companies is less common due to the above reasons. This issue is more pronounced for SBOs in lower-tier cities, as these areas have lower bank branch coverage rates and technology penetration rates.

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Lack of strong credit profile and financial record: Traditional banks generally require SBO borrowers to provide assets as collateral in order to extend financing to them. However, given the small-scale operation and typically shorter business lifespan nature of SMBs, SBOs often lack the collateral that traditional banks require to assess credit under a conventional risk assessment framework. SBOs also typically lack the financial expertise to maintain systematic financial records, which makes it more difficult for banks to assess their creditworthiness.

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Unfamiliarity with digitalization: In general, SBOs lack the ability to select and utilize appropriate digitalization tools for design, operational management, customer sourcing and converting customer data into meaningful insights. According to a report on SMBs enablement services demand published by the Center for SMB Financing Research of Renmin University, over 60% of SBOs rely on offline distribution channels for sales and marketing, which limits their customer coverage and efficiency.

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Limited access to customers and partners: Most SBOs are only able to acquire customers in their focused geographies. Customer traffic acquisition is also becoming increasingly expensive for SBOs, as customer acquisition costs doubled from 2017 to 2021. SBOs tend to run their businesses independently, and they often lack networks and resources for collaborating with other business partners, which are key for business expansion and customer acquisition.

INDUSTRY OVERVIEW

OVERVIEW OF THE SMB LOAN MARKET IN CHINA

Market Size

Although lenders may have their own definitions for SMB loans that differ from the standard applied by the National Bureau of Statistics, annual operating income is the most common criterion to determine whether a borrower is an SMB. SMB loans are usually defined as loans extended to businesses with an annual operating income of less than RMB30 million. The total outstanding balance of SMB loans in China totaled RMB50.3 trillion in 2021, having grown at a CAGR of 12.7% from 2017 to 2021, and it is expected to reach RMB84.9 trillion by 2026, representing a CAGR of 11.0%. Despite the importance of SMBs as a key driver for the Chinese economy, SMB loans only accounted for 26.0% of total financing in China in 2021.

Source: CIC Report

The demand from SMBs for credit is expected to remain strong going forward. Considering the long-term positive outlook of the SMB segment, SMBs will continue to require external funding to support operating cashflow, customer acquisition and business expansion. SMBs also require financing solutions to cope with operational challenges and to navigate economic fluctuations, especially during and after the COVID-19 pandemic. There is also an increasing demand for digital transformation. An increasing number of SMBs are becoming more aware of how digitalization can improve their business processes. SMBs are expected to increase their investments in technology for various benefits, including deriving data insights that can potentially drive cost savings, increase productivity and generate market intelligence. Financial institutions are embracing technological innovation to enhance financial service offerings. With increased technology penetration, SMBs will also have more ability to apply for and obtain financing from channels outside of the traditional banking system, and online channels of traditional banks.

INDUSTRY OVERVIEW

Government Policies on SMBs

The PRC government has announced a number of favorable policies to help SMBs both before and during the pandemic. The People’s Bank of China had already lowered the criteria for inclusive SMB loans with lower reserve rate requirements for banks in January 2019, and the People’s Bank of China, the CBIRC, the Ministry of Finance, the NDRC and the MIIT have extended the repayment of inclusive SMB loans a number of times since June 2020. The CBIRC, the People’s Bank of China and the State Council have continued to encourage banks to prioritize the financing needs of SMBs with the issuance of several notices in 2022. In November 2022, the People’s Bank of China encouraged financial institutions to further reduce the effective annual interest rate of inclusive SMB loans by 1% in the fourth quarter of 2022 for the outstanding loans and new loans. Additionally, People’s Bank of China, the CBIRC, the Ministry of Finance, the NDRC, the MIIT, and the SAMR jointly released “Notice on Further Increasing the Support for Deferred Repayment of Loan Principal and Interest by Micro and Small Businesses” (《關於進一步加大對小微企業貸款延期還本付息支持力度的通知》 ), which encouraged delayed repayment of principal and interest of SMB loans. The State Council has also issued policies supporting sole proprietors in 2022 which strengthen the protection of their property rights and call for financial support for them. Leading banks have responded to the government’s directive to support loans to SMBs by revising their SBO lending policies, adjusting their credit standards, and offering incentives as well as other financial support to improve financing access for SMBs in 2022. Towards the end of 2022, multiple regulators also included support to SMBs in their annual work plans. Financial institutions have been guided by the People’s Bank of China to further address the difficulties in SMB financing regardless of their ownership structure, and the CBIRC has continued promoting and improving the structure of SMB loans, encouraging loan issuance to first-time SMB loan borrowers.

Thanks to the PRC government’s favorable policies and support of inclusive finance, the unmet financing demand of SMBs has been declining from 2019 to 2021. Nevertheless, CIC has estimated that 46.7% of the financing demand of SMBs remained unmet in China in 2021. This translates to an unmet financing demand of RMB44.1 trillion as of the end of 2021, and this metric is expected to increase to RMB70.9 trillion in 2026, implying a CAGR of 9.9%.

OVERVIEW OF THE INCLUSIVE SMB LOAN MARKET IN CHINA

Market Size

Inclusive SMB loans are SMB loans that are extended to a single qualified borrower with a total credit line not exceeding RMB10 million, according to the CBIRC definition. At the end of 2021, the outstanding balance of inclusive SMB loans in China reached RMB20.8 trillion, representing over 41% of the total outstanding balance of loans to SMBs. The inclusive SMB loan market, like the SMB loan market as a whole, is served by both traditional financial institutions and non-traditional financial service providers. Traditional financial institutions offer loans to SMBs using their own funds and focus primarily on secured lending with collaterals. Non-traditional financial service providers, also known as enablers, mainly enable traditional financial institutions to distribute loans to SMBs by leveraging their customer access and risk management capabilities through co-lending, guarantee or loan facilitation models. Certain non-traditional financial service providers will also fund the loans that they enable.

From 2017 to 2021, inclusive SMB loans grew at a CAGR of 27.9%, while non-inclusive SMB loans grew at a much lower CAGR of only 5.9%. Going forward, inclusive SMB loans are expected to grow at a CAGR of 15.5% from 2021 to 2026, while non-inclusive SMB loans are expected to grow at a CAGR of 7.4% in the same period. The growth of inclusive SMB loans is driven by the increase in number of SMBs and the increase in loan penetration rate, supported by credit stimulus policy and the government’s directive to enhance credit support for small and micro sized businesses.

INDUSTRY OVERVIEW

Source: CIC Report

Funding Sources

The inclusive SMB loan market is funded by two key funding sources, namely traditional banks and other financial institutions. Traditional banks include state-owned banks, joint-stock banks, city and rural commercial banks, other rural financial institutions, such as rural credit unions. Other financial institutions include mainly trust companies, leasing and factoring companies, digital banks and small loan companies. As of the end of 2021, 84.1% of the outstanding inclusive SMB loans, or RMB17.5 trillion, were funded by traditional banks. Going forward, traditional banks are expected to remain as the main source for providing inclusive SMB loans.

Enablement

As of the end of 2021, RMB2.7 trillion of the outstanding balance of inclusive SMB loans had been enabled by non-traditional financial service providers. The outstanding balance of inclusive SMB loans enabled by non-traditional financial service providers is expected to reach RMB6.0 trillion by 2026, representing a CAGR of 17.7% from 2021, which is faster than the expected growth of the overall inclusive SMB loan market of 15.5% across the same period.

Source: CIC Report

INDUSTRY OVERVIEW

Under the co-lending model, non-traditional financial service providers are regulated to fund the loans issued to borrowers jointly with other funding parties, contributing at least 30% of funds for each loan enabled per the Notice of Further Regulating the Internet Loan Business of Commercial Banks (《關於進一步規範商業銀行互聯網貸款業務的通知》). Under the guarantee model, non-traditional financial service providers generally do not contribute funds and mainly provide credit enhancement against the borrowers’ default risk. Meanwhile, under the loan facilitation model, non-traditional financial service providers primarily provide customer and loan matching services to traditional financial institutions, and minimize their credit risk exposure. To promote a healthy development of the inclusive SMB loan market, which mainly comprises loans with larger ticket size and longer tenor compared to consumer loans, regulators encourage market participants, including non-traditional financial service providers, to take on risk management roles jointly with traditional financial institutions. Thus, the co-lending and guarantee models, in which non-traditional financial service providers take on more credit risk themselves, are likely to be more prevalent in the next five years.

For SMBs in need of more accessible financing services, the diversified products and services provided by non-traditional financial service providers allow them to access more flexible financing products in terms of ticket size, loan tenor, and collateral. For financial institutions in need of innovative solutions to their long-standing challenges, the technological expertise of non-traditional financial service providers can help them expand customer reach, reduce their customer acquisition cost, improve their products and services with multi-dimensional customer data, and enhance their risk management capabilities. Therefore, non-traditional financial service providers are expected to gain more market share in the inclusive SMB loan market. As of the end of 2021, loans enabled by non-traditional financial service providers contributed 12.9% of the total inclusive SMB loan market, an increase from 7.8% in 2017. This ratio is expected to increase to 14.1% by the end of 2026.

Although the growth for loans enabled by non-traditional financial service providers is expected to be faster than the inclusive SMB loan market in the medium term, it is expected to experience a less aggressive growth from 2022 to 2023, as leading non-traditional financial service providers have proactively limited their new loan enablement as an initiative to control credit quality during the market downturn that has accompanied the COVID-19 pandemic. Some customers have also been attracted by offers from traditional banks, as banks are being encouraged by regulators to lower prime rates to extend unsecured loans to those SMBs that traditional banks are able to reach.

Going forward, SMBs are expected to experience strong recovery. The PRC government has provided a series of preferential policies and support measures to SMBs, including three months of rent reduction or exemption, promoting the clear-off of SMB accounts receivable, reducing or waiving taxes and fees, and delaying repayment of loans for SMBs affected by the epidemic, all of which have strengthened the confidence of SBOs in future operations. Overall, CIC expects that SMB operations will recover to pre-epidemic levels between 2024 and 2026, and the total number of SMBs is expected to reach 222.2 million in 2026, at a CAGR of 9.1% between 2021 and 2026.

COMPETITIVE LANDSCAPE ANALYSIS

Non-traditional financial service providers in the inclusive SMB loan market in China typically have the following features:

•	Customer acquisition either offline-to-online or online channels

•	Focus on serving customers in their parent companies’ respective ecosystems and also providing lifestyle services, if they are backed by internet companies

•	Application of both customer behavioral and financial data for risk pricing and credit assessment, but certain providers backed by internet companies have a higher reliance on the former

INDUSTRY OVERVIEW

Ranking

The inclusive SMB loan market in China is relatively concentrated, with the top five players, including MYbank, WeBank, Du Xiaoman Financial, JD Technology and our company, accounting for 67.7% of the total market. As of June 30, 2022, the Company ranked as the second largest player among non-traditional financial service providers in terms of outstanding balance of inclusive SMB loans, with a market share of 17.6%. The following table shows the ranking of the top five non-traditional financial service providers in China in terms of outstanding balance of inclusive SMB loans as of June 30, 2022:

Source: CIC Report

Notes:

1.

Represents the outstanding balance of loans to SMBs only, and excludes loans to retail borrowers. Market share is measured by each company’s outstanding balance of inclusive SMB loans, divided by the total outstanding balance of inclusive SMB loans enabled by non-traditional financial service providers. The data for the our competitors were primarily obtained through expert interviews conducted by CIC.

2.	Company A is a leading digital bank which is not publicly listed on any stock exchange.

3.	Company B is a leading digital bank which is not publicly listed on any stock exchange.

4.	Company C is a leading Fintech company which is not publicly listed on any stock exchange.

5.	Company D is a leading Fintech company which is not publicly listed on any stock exchange.

Challenges Faced by Our Competitors

Traditional financial institutions face a number of common challenges when providing inclusive SMB loans:

•

Limited SMB risk management expertise: Many financial institutions may lack the required risk management capabilities to properly assess SBO risks. Additionally, they often have no access to borrowers’ social data, which leads to difficulties in forming accurate customer portraits. Due to these two reasons, financial institutions cannot effectively price the risks of SBO loans unless collateral is pledged, which increases the approval time required and reduces the approval rate. As of 2021, 81.9% of inclusive SMB loans originated by banks were secured loans.

INDUSTRY OVERVIEW

•

Information asymmetry: Many traditional financial institutions continue to use conventional systems in the risk management process, which still require manual verification and a lengthy paperwork process. Therefore, they may face difficulties in effectively analyzing information and integrating the results in a holistic approach.

•

High customer acquisition costs: Many traditional financial institutions are burdened by heightening marketing and customer acquisition costs attributable to their offline and siloed marketing channels. Because of their unfamiliarity with leveraging online traffic and data, many traditional financial institutions lack effective budgeting mechanisms, channels, and technology to accurately reach target groups and acquire customers.

Meanwhile, other non-traditional financial service providers face a different set of challenges when providing inclusive SMB loans:

•

Limited SBO customer reach. Non-traditional financial service providers that achieve scale thanks to the backing of major internet companies usually focus on serving customers in their respective ecosystems. They have difficulty in reaching SBO customers outside of their own ecosystem, leading to limited insights and accumulation of multi-dimensional data on SBO customers. Furthermore, they generally have limited offline reach, as they often lack a sizeable offline sales force or effective marketing capabilities to increase customer engagement and achieve cross-sell and up-sell.

•

Lack of financial services background: Non-traditional financial service providers backed by internet companies do not necessarily possess financial expertise in analyzing credit. They typically also rely heavily on social behavioral data rather than financial data for pricing and credit assessment, which is a handicap in providing loans with larger ticket sizes.

•

Inability to appropriately price the risks of SMB loans: Most non-traditional financial service providers generally focus on providing small ticket-size and short-tenor loans. They often lack the risk management expertise to price the risks of longer tenor loans with larger ticket sizes which SMBs require, and thus it is challenging for them to provider outstanding customer experience with flexible product offerings in terms of ticket size, tenor and product type.

Key success factors for achieving market share in the inclusive SMB loan market include:

•

Expertise in data collection, processing and analysis: The ability to collect relevant financial and behavioral data from SMBs and efficiently process, analyze and convert them into meaningful customer insights are key to achieving an understanding of SMB demand for financing and to properly assessing their risk profiles for effective credit decisioning.

•

Risk management capability: SMBs are dispersed across various industries and geographies and present a wide variety of different risk profiles given their diversified nature. Strong risk management and risk-analyzing capabilities are key to accurately pricing the risks of SMB loans.

•

Effective customer acquisition channel: The customer acquisition costs for SBOs are typically high. SBOs often require customized and personalized service to meet the particular needs of their businesses. A large offline sales network can offer personalized experience and can be more effective at acquiring customers than pure online interactions.

•

Strong customer engagement: While digital capabilities are critical for processing and analyzing data, it is equally important to maintain strong customer engagement to increase customer loyalty for other business opportunities, including non-credit related services and operational solutions. Companies that can meet the needs of SMBs in multiple areas can leverage those solutions and services to increase ongoing engagement.

ADDITIONAL FUTURE GROWTH OPPORTUNITIES

In addition to their demand for financing for their businesses, SBOs also demand other financial services such as consumer finance loans, and SMB insurance, as well as value-added operational services to facilitate their businesses, all of which present new potential for monetization.

INDUSTRY OVERVIEW

Consumer Finance

Consumer finance loans refer to loans to individuals for the purpose of general consumption. This includes auto loans, credit cards and other consumer credit loans. Consumer finance loans are typically provided by traditional banks, consumer finance companies and auto finance companies. The total outstanding balance of consumer finance loans in China, excluding housing mortgage loans, grew from RMB9.7 trillion in 2017 to RMB16.6 trillion in 2021 at a CAGR of 14.4%, and it is expected to further grow to RMB25.2 trillion in 2026 at a CAGR of 8.8%. Growth in the consumer finance loan segment in China is mainly due to (i) the change in individual purchasing behavior which promotes the idea of “consumption in advance”, (ii) the development of the online consumer credit loan market, driven by the development of financial technologies and the popularity of e-commerce and mobile payment, and (iii) a favorable policy environment that encourages personal consumption to support the real economy.

Source: CIC Report

Value-added Operational Services

Besides financial services, SBOs also demand value-added operational services to improve the operational performance of their businesses. SBO operational services refer to software or digital platform as-a-service that is designed to improve the SBO’s operating efficiency and to grow and expand its businesses. These generally include customer relationship management (“CRM”) software-as-a-service (“SaaS”), enterprise resource planning (“ERP”) SaaS, supply chain management (“SCM”) SaaS and financial management (“FM”) SaaS. Regulatory bodies have issued favorable policies and regulations in support of the digital transformation of SMBs. Continual technological innovation and digital transformation will increase both supply and demand of SaaS and other operational services. With the rapid development of e-commerce, the importance of customer relations management and other operational services will continue to increase. The combination of supportive policies and regulations, technological innovation, and the development of e-commerce and social media is expected to drive the demand by SBOs for a comprehensive suite of operational services to support their business growth. SBO operational services also create a synergetic effect to the financial ecosystem of non-traditional financial service providers, as these services increase the stickiness of customers and allow these providers to collect multi-dimensional customer behavior and financial data that may enhance their core systems and capabilities. The total market size of SBO operational services in China is RMB11.1 billion in 2021, of which 43.1% is the SBO CRM SaaS market, 37.0% is the SBO ERP SaaS market, 10.7% is the SBO FM SaaS market and 9.2% is the SBO SCM SaaS market. Driven by the rise of social media and the development of e-commerce industry, the SBO CRM SaaS market and SBO ERP SaaS market, both of which are the addressable markets the Company targets, will continue to constitute the majority of the total SBO operational services market, and the total market size is expected to increase to RMB40.7 billion in 2026, representing a CAGR of 29.8%.

INDUSTRY OVERVIEW

SMB Insurance

As the SMB segment continues to grow, SBOs are also expected to allocate more resources to SMB- related insurance products to protect for the downside risk of their businesses and potential loss. These include property, general liability and work-related injury insurance, which are mainly recognized as non-life insurance. Growth in SMB-related insurance market has been witnessed in developed countries over the past few years. Taking Germany, the United States and the UK as examples, the overall size of insurance premiums from the SMB segment reached US$25.5 billion, US$117.2 billion and US$10.9 billion in 2021, representing CAGRs of approximately 13.3%, 5.8% and 3.3% from 2017 to 2021, outpacing the growth of the overall industry at 3.4%, 5.0% and 0.3%, respectively. The contribution of premiums from the SMB segment to total insurance premiums in Germany, the United States and the UK also grew from approximately 6.9%, 7.0% and 2.4% in 2017 to over 10.0%, 7.2% and 2.7% in 2021, respectively. As the SMB segment continues to grow in China, it is anticipated that the growth of the SMB insurance market will also pick up accordingly, due to the demand for protection from the SBOs for their businesses.

SOURCES OF INFORMATION

We commissioned China Insights Industry Consultancy Limited (CIC), an independent market research consulting firm that is principally engaged in the provision of market research consultancy services, to conduct a detailed study of the SMB financial services markets in China.

During the preparation of the CIC Report, CIC performed both primary and secondary research, and obtained knowledge, statistics, information, and industry insights on the industry trends of the SMB financial services markets in China. Primary research involved discussing the status of the industry with leading industry participants and industry experts. Secondary research involved reviewing company reports, independent research reports, and available data based on CIC’s own research database.

The CIC Report was compiled and the expected growth in China’s SMB financial services market was estimated based on the following assumptions and factors: (i) the overall social, economic, and political environment in China is expected to remain stable during the forecast period, (ii) the Chinese economy is expected to grow steadily during the forecast period, and (iii) there will be no extreme unforeseen events, including regulations and government policies, which may materially affect the market during the forecast period. The reliability of the CIC Report may be affected by the accuracy of the foregoing assumptions and factors. For the avoidance of doubt, impacts of the COVID-19 outbreak have been taken into account when compiling information in the CIC Report.

CIC is an independent market research and consulting firm. We have agreed to pay a fee of RMB880,000 to CIC in connection with the preparation of the CIC Report. We have extracted certain information from the CIC Report in this section, as well as in the sections headed “Summary,” “Risk Factors,” “Business,” “Financial Information,” and elsewhere in this document to provide our potential investors with a more comprehensive presentation of the industries where we operate.

REGULATORY OVERVIEW

The following section sets forth supplemental and updated information concerning certain principal regulations to which we are subject.

Regulations Relating to Foreign Investment

The establishment, operation and management of corporate entities in the PRC, including foreign-invested companies, are subject to the Company Law (《中華人民共和國公司法》), which was issued by the Standing Committee of the National People’s Congress and was last amended on October 26, 2018. Unless otherwise provided in the PRC’s foreign investment laws, the provisions of the Company Law shall prevail.

Investments in the PRC by foreign investors and foreign-invested enterprises are regulated by the Catalog of Industries in which Foreign Investment is Encouraged (2022 edition) (《鼓勵外商投資產業目錄(2022年版)》) and the Special Administrative Measures for Foreign Investment Access (Negative List 2021) (《外商投資准入特別管理措施(負面清單)(2021年版)》), or the 2021 Negative List. The establishment of wholly foreign-owned enterprises is generally allowed in industries not included in the 2021 Negative List. Industries not listed in the 2021 Negative List are generally open to foreign investments unless specifically restricted by other applicable Chinese regulations. Under the 2021 Negative List, foreign equity in companies providing value-added telecommunications services, excluding e-commerce, domestic multi-party communications, data collection and transmission services, and call centers, should not exceed 50%.

The establishment procedures, filing and approval procedures, registered capital requirements, foreign exchange restrictions, accounting practices, taxation, and labor matters of a wholly foreign-owned enterprise are governed by the Foreign Investment Law (《中華人民共和國外商投資法》), which took effect on January 1, 2020. It replaced most laws and regulations previously governing foreign investment in the PRC. The Company Law and the Partnership Enterprise Law of the PRC (《中華人民共和國合夥企業法》) generally govern the organization of a foreign invested enterprise.

The Foreign Investment Law mainly stipulates four forms of foreign investments: (a) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within the PRC; (b) a foreign investor acquires stock shares, equity shares, interests in assets, or other like rights and interests of an enterprise within the PRC; (c) a foreign investor, individually or collectively with other investors, invests in a new project within the PRC; and (d) foreign investors invest in the PRC through any other methods under laws, administrative regulations, or provisions prescribed by the State Council. It does not mention the relevant concept and regulatory regime of consolidated affiliated entities structures and uncertainties still exist with regards to its interpretation and implementation.

Under the Foreign Investment Law, foreign investment is accorded pre-admission national treatment, which means that treatment given to foreign investors and their investments shall not be less favorable than those given to domestic investors and their investments, except where a foreign investment falls under the 2021 Negative List. It also provides several protective rules and principles for foreign investors and their investments in the PRC, including foreign investors’ funds being freely transferred out and into the territory of the PRC through the entire life cycle from the entry to the exit of foreign investment, a comprehensive system to guarantee fair competition among foreign-invested enterprises and domestic enterprises to be established, and prohibition of the state to expropriate any foreign investment except under special circumstances.

In addition, the Foreign Investment Law subjects foreign investors and foreign-invested enterprises to legal liabilities for failing to report their investment information in accordance with the requirements of an information reporting system to be established. It also provides that foreign invested enterprises established according to the previous laws regulating foreign investment before the Foreign Investment Law came into effect may maintain their structure and corporate governance within five years after the implementation of the Foreign Investment Law. This means that foreign invested enterprises may be required to adjust their structure and corporate governance in accordance with the PRC Company Law and other laws and regulations governing the corporate governance.

REGULATORY OVERVIEW

On December 26, 2019, the State Council promulgated the Implementation Regulations for the Foreign Investment Law (《中華人民共和國外商投資法實施條例》), effective January 1, 2020. The Implementation Regulations for the Foreign Investment Law emphasizes the promotion of foreign investment, refined specific measures, and also replaced various previous laws and regulations. On December 26, 2019, the Supreme People’s Court issued an Interpretation on Several Issues Concerning the Application of the Foreign Investment law of the PRC (《關於適用<中華人民共和國外商投資法 >若干問題的解釋》), which also came into effect on January 1, 2020. The interpretation applies to any contractual dispute arising from the acquisition of relevant rights and interests by a foreign investor through gift, division of property, merger of enterprises, division of enterprises, etc. On December 30, 2019, the Ministry of Commerce and the State Administration for Market Regulation jointly issued the Measures on Reporting of Foreign Investment Information (《外商投資信息報告辦法》), which replaced the existing filing and approval procedures regarding the establishment and change of foreign-invested companies. On December 31, 2019, the Ministry of Commerce issued the Announcement on Matters Relating to Foreign Investment Information Reporting (《商務部關於外商投資信息報告有關事項的公告》) which emphasized the information reporting requirements provided by the Measures on Reporting of Foreign Investment Information, and stipulated the forms for information reporting.

On December 19, 2020, the National Development and Reform Commission and the Ministry of Commerce jointly issued the Measures for the Security Review of Foreign Investment (《外商投資安全審查辦法》), effective January 18, 2021. The measures stipulate rules for foreign investment that is subject to security review. According to the measures, procedures will be established for organizing, coordinating, and guiding the security review of foreign investments, and the office in charge of the security review will be set up under the National Development and Reform Commission, and led by the National Development and Reform Commission and the Ministry of Commerce. Furthermore, the measures provide that if foreign investors or relevant parties in China intend to invest in crucial information technology and internet products and services, in crucial financial services or in other crucial fields which relate to national security, and to obtain the actual control over the enterprises they invested in, they shall apply to the office in advance for a security review.

Regulations on Foreign Investment in Value-Added Telecommunications

Foreign direct investment in telecommunications companies in China is governed by the Administrative Rules on Foreign-invested Telecommunications Enterprises (《外商投資電信企業管理規定》), which were issued by the State Council in 2001. It provides that a foreign investor’s beneficial equity ownership in an entity providing value-added telecommunications services in China shall not exceed 50%. However, the 2021 Negative List provides that foreign investors may hold 100% equity interest in e-commerce, domestic multi-party communications, data collection and transmission services and call centers. Further, on March 29, 2022, the State Council issued the Decision of the State Council to Amend and Repeal Certain Administrative Regulations (《國務院關於修改和廢止部分行政法規的決定(2022)》), effective May 1, 2022, which amended the Administrative Rules on Foreign-invested Telecommunications Enterprises issued in 2001. According to the currently effective rules, foreign investors who are involved in a business providing value-added telecommunications will be no longer subject to the requirement to demonstrate a good track record and experience in providing the services. In addition, the amended rules simplify the application process for telecommunication business operation permits and shorten the review period.

The Ministry of Industry and Information Technology’s Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business (《信息產業部關於加強外商投資經營增值電信業務管理的通知》 ), issued on July 13, 2006, requires foreign investors to set up foreign-invested enterprises and obtain a license for value-added telecommunications services. It prohibits domestic companies holding value-added telecommunications services licenses from leasing, transferring or selling their licenses in any form, or providing any resource, sites or facilities, to any foreign investors intending to conduct this type of business in China. In addition to restricting dealings with foreign investors, it contains a number of detailed requirements applicable to operators of value-added telecommunications services, including that operators or their shareholders must legally own the domain names and trademarks used in their daily operations and each operator must possess the necessary facilities for its approved business operations and maintain its facilities in the regions covered by its license. The Ministry of Industry and Information Technology or its provincial counterpart has the power to require corrective actions after discovering any non-compliance by operators, and where operators fail to take those steps, the Ministry of Industry and Information Technology or its provincial counterpart can revoke the value-added telecommunications services license.

REGULATORY OVERVIEW

Regulations on Internet Information Services

The Administrative Measures on Internet Information Services (《互聯網信息服務管理辦法》), which were issued by the State Council in 2000 and amended on January 8, 2011, set out guidelines on the provision of internet information services. Pursuant to these measures, “internet information services” are defined as services that provide information to online users through the internet. These measures require internet information services operators to obtain an ICP license from the relevant government authorities before engaging in any commercial internet information services operations in China. Internet information services operators operating non-commercial internet information services are required to complete the relevant filing procedures.

In addition, internet information service providers are required to monitor their websites to ensure that they do not contain content prohibited by law or regulation. The PRC government may require corrective actions to address non-compliance by ICP license holders or revoke their ICP license for serious violations. Furthermore, the Notice of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Internet Information Services (《工業和信息化部關於規範互聯網信息服務使用功能變數名稱的通知》 ), effective January 1, 2018, requires internet information service providers to register and own the domain names they use in providing internet information services. Each of Shenzhen Lufax Internet Information Service Co., Ltd (深圳市陸金互聯網信息服務有限公司) and Chongqing Financial Assets Exchange Limited (重慶金融資產交易所有限責任公司), a subsidiary of the consolidated affiliated entities, currently holds a ICP license.

Regulations on Mobile Internet Application Information Services

On June 28, 2016, the Cyberspace Administration of China issued the Administrative Provisions on Mobile Internet Application Information Services (《移動互聯網應用程式信息服務管理規定》), which was amended on June 14, 2022 and became effective on August 1, 2022. The amended provisions clarify the requirements in relation to the provision of application information services and application distribution services in China. The amended provisions also outline the requirements for application providers, which include, among others, (i) verifying user identity information; (ii) obtaining an internet news and information services license or other administrative licenses for information services; and (iii) establishing a mechanism for examining the content of the information. In particular, the amended provisions stipulate the obligations in relation to cyber security, data security and personal information protection, emphasizing the necessity for personal information collection and the fact that users shall not be denied the use of the basic function services of certain applications merely on account of their refusal to provide unnecessary personal information. The amended provisions also set out the requirements for application distribution platforms, which include, among others, (i) filing the required information with the local network information administration authority within 30 days from the time the platform has become operational; and (ii) establishing classification management systems. If the applications violate the amended provisions, relevant laws and regulations, and service agreements, the application distribution platform shall take such measures as giving warnings, suspension of services, removal of the application from the platform, etc. It shall also keep relevant records and report the breach to competent authorities.

Under the Interim Provisions on the Administration of Pre-Installation and Distribution of Applications for Mobile Smart Terminals (《移動智慧終端應用軟件預置和分發管理暫行規定》), which took effect on July 1, 2017, the internet information service provider is also required to ensure that an app, as well as its ancillary resource files, configuration files and user data, can be conveniently uninstalled by its users, unless it is a basic function software (i.e., software that supports the normal functioning of hardware and operating system of a mobile smart device).

The Ministry of Industry and Information Technology issued the Notice on the Further Special Rectification of Apps Infringing upon Users’ Personal Rights and Interests (《關於開展縱深推進APP侵害用戶權益專項整治行動的通知》), or the Further Rectification Notice, on July 22, 2020. The notice requires that certain conducts of app service providers should be inspected, including, among others (i) collecting personal information without the user’s consent, collecting or using personal information beyond the necessary scope of providing services, and forcing users to receive advertisements; (ii) requesting user’s permission in a compulsory and frequent manner, or frequently launching third-parties apps; and (iii) deceiving and misleading users into downloading apps or providing personal information. The notice also set forth that the period for the regulatory specific inspection on apps and that the Ministry of Industry and Information Technology will order the non-compliant entities to modify their business within five business days, or otherwise to make public announcement to remove the apps from the app stores and impose other administrative penalties.

REGULATORY OVERVIEW

Regulations Relating to Retail Credit Enablement

Regulations on Loans

The PRC Civil Code (《中華人民共和國民法典》), which was adopted effective January 1, 2021, requires that the interest rates charged under a loan agreement must not violate applicable provisions of the PRC laws and regulations. The Civil Code also provides that the interest shall not be deducted from the principal of the loan in advance, and if the interest is deducted from the principal in advance, the loan shall be repaid and the interest shall be calculated based on the actual loan amount.

The Interim Measures for the Administration of Private Loans (《個人貸款管理暫行辦法》), which were issued by the China Banking Regulatory Commission on February 12, 2010, provide that lenders shall not issue private loans without specified purposes. In addition, lenders shall only entrust certain part of loan investigation to qualified third-party companies and shall not entrust the whole process of loan investigation to third-party companies.

The Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases (《最高人民法院關於審理民間借貸案件適用法律若干問題的規定》 ) issued by the Supreme People’s Court in August 2015, provided that agreements between lenders and borrowers on loans with interest rates no higher than 24% per annum are valid and enforceable. As to the loans with interest rates per annum between 24% (exclusive) and 36% (inclusive), if the interest on the loans has already been paid to the lender, and so long as such payment has not damaged the interest of the state, the community and any third parties, the courts will turn down the borrower’s request to demand the return of the excess interest payment. If the annual interest rate of a private loan is higher than 36%, the agreement on the excess part of the interest is invalid, and if the borrower requests the lender to return the part of interest exceeding 36% of the annual interest that has been paid, the courts will support such requests. In addition, on August 4, 2017, the Supreme People’s Court issued the Several Opinions on Further Strengthening the Judicial Work in the Finance Sector (《最高人民法院關於進一步加強金融審判工作的若干意見》 ), which provided that (i) if the total amount of interest, compounded interest, default interest and other fees charged by a lender under a loan contract substantially exceeds the actual loss of such lender, the request by the debtor under such loan contract to reduce or to adjust the part of the aforementioned fees exceeding the amount accrued at an annual rate of 24% will be upheld; and (ii) in the context of peer-to-peer lending disputes, if the online lending information intermediaries and lenders circumvent the statutory limit of the interest rate by charging intermediary fees, such fees shall be deemed invalid.

On July 22, 2020, the Supreme People’s Court and the National Development and Reform Commission jointly released the Opinions on Providing Judicial Services and Safeguards for Accelerating the Improvement of the Socialist Market Economic System for the New Era (《關於為新時代加快完善社會主義市場經濟體制提供司法服務和保障的意見》 ). The Opinions set out that if the interest and fees, including compound interests, penalty interests and liquid damages, claimed by one party to the loan contract exceed the upper limit under judicial protection, the claim will not be supported by the court, and if the parties to the loan disguise the financing cost in an attempt to circumvent the upper limit, the rights and obligations of all parties to the loan will be determined by the actual loan relationship.

REGULATORY OVERVIEW

The Supreme People’s Court amended the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases (《最高人民法院關於審理民間借貸案件適用法律若干問題的規定》 ) on July 23, 2019, and then again on January 1, 2021. Under these amendments, if the service fees or other fees that we charge are deemed to be loan interest or fees related to loans (inclusive of any default rate and default penalty and any other fee), then in the event that the sum of the annualized interest that lenders charge and fees we and our business partners charge exceed four times the one-year Loan Prime Rate at the time of the establishment of the agreement, the borrower may refuse to pay the portion that exceeds the limit. In that case, PRC courts will not uphold our request to demand the payment of fees that exceed the limit from the borrower. If the borrower has already paid the fees that exceed the limit, the borrower may request that we refund the portion exceeding the limit and the PRC courts may uphold such requests. The aforementioned one-year Loan Prime Rate refers to the one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center. These new limits replace the upper limits on interest rates of 24% and 36% described above. Moreover, if the lender and the borrower agree on both the overdue interest rate and the liquidated damages or other fees, the lender may choose to claim any or all of them, but the portion of the total exceeding the limit shall not be supported by the people’s court. The new limits apply to new first-instance cases of private lending disputes accepted by the people’s court after August 20, 2020. As to the cases in which the loan contract was established before August 20, 2020, if the lender requests that the court apply the old limits of 24% and 36% for calculating the loan interest accrued from the establishment of the loan contracts up to August 19, 2020, such request will be supported by the court, but the loan interest accrued from August 20, 2020 to the date of the loan repayment shall be calculated by applying the new limit of four times the one-year Loan Prime Rate at the time of the filing of the lawsuit. On December 29, 2020, the Supreme People’s Court also issued the Reply Regarding the Scope of Application of the New Private Lending Judicial Interpretation (《最高人民法院關於新民間借貸司法解釋適用範圍問題的批復》 ), which provides that the two amendments are not applicable to disputes arising from the relevant financial business of microloan companies, financing guarantee companies, and five other types of local financial organizations which are regulated by local financial authorities.

The Notice on Regulating and Cleaning up the Cash Loan Business (《關於規範整頓「現金貸」業務的通知》), or Circular 141, introduces the regulation guidance on cash loan businesses, including online micro-lending companies, peer-to-peer lending platforms and banking financial institutions. According to Circular 141, activities relating to the offerings of cash loans are subject to regulatory inspections and rectifications to prohibit excessive lending and repeated grant of credits to individual borrowers, collection of interests at abnormally high interest rates, and violations against privacy protection. Circular 141 also provides that institutions or third-party agencies shall not conducting loan collection by means of violence, intimidation, insult, defamation, harassment or other illegal methods. In case of violation, the relevant authorities, depending on the severity of the circumstances, may suspend such entity’s business, order rectification, reprimand such entity, reject its filing procedures, or terminate its business qualification. In addition, the relevant authority may order any website or platform operator to suspend its business, if such website or platform operator helped the entity to conduct business in violation of laws or regulations.

The Supreme People’s Court, the Supreme People’s Procuratorate, the Ministry of Public Security and the Ministry of Justice jointly issued the Notice on Promulgating the Opinions on Several Issues concerning the Handling of Criminal Cases of Illegal Lending (《關於辦理非法放貸刑事案件若干問題的意見》) on July 23, 2019, which came into effect on October 21, 2019. It clarifies the standards for the determination of whether the illegal lending activity constitutes the crime of illegal business operations. It provides that it will be convicted of the crime of illegal business operations and punished in accordance with Item 4 of Article 225 of the Criminal Law (《中華人民共和國刑法》), if it meets all of the following criteria: (i) without the approval of the regulatory authorities or beyond the business scope, for the purpose of making profits, frequently granting loans to non-specific objects of the society which disturbs the order of the financial market, (ii) having been deemed as a “serious circumstance.” “Frequently granting loans to non-specific objects of the society” shall refer to lending to non-specific several persons (including entities and individuals) in the name of loans or in any other name for more than 10 times within two years. If the repayment period is extended after the maturity of the loan, the number of times the loan is granted shall be counted as once.

REGULATORY OVERVIEW

On July 12, 2020, the Interim Measures for the Administration of Online Loans by Commercial Banks (《商業銀行互聯網貸款管理暫行辦法》) came into effect. While they apply to commercial banks and by analogy to consumer finance companies and auto finance companies directly, they also require them to strengthen loan cooperation management, which would affect the institutions cooperating with them to develop internet loan businesses, and their existing business models. Pursuant to these interim measures, commercial banks shall evaluate their cooperation agencies and implement list management. Commercial banks shall not accept direct and disguised credit enhancement services from unqualified cooperation agencies. The interim measures also provide that, except for cooperating institutions that jointly provide loans, commercial banks shall not entrust the cooperating institutions to perform key operations, such as loan issuance, loan principal and interest recovery, and stopping of loan payment. Pursuant to the interim measures, commercial banks shall independently carry out risk assessment and credit approval for the loans they fund, and take primary responsibility for post-loan management. Commercial banks shall not entrust third-party institutions with records of violent collection or other illegal records to collect loans. The China Banking and Insurance Regulatory Commission and its local branches shall evaluate the reports and relevant materials submitted by commercial banks, and key assessment factors include independent control of credit approval procedures, contract signing and other core risk management procedures of commercial banks.

On February 19, 2021, the China Banking and Insurance Regulatory Commission further issued the Notice of Further Regulating Online Loan Business of Commercial Banks (《關於進一步規範商業銀行互聯網貸款業務的通知》), also known as Circular 24, which provides that the commercial banks shall independently carry out the risk management of online loans and are forbidden from outsourcing the key procedures of loan management. Where a commercial bank and its joint lending partner jointly contribute funds to issue online loans, the funding contribution percentage of its joint lending partner shall not be less than 30%. Moreover, Circular 24 caps a bank’s own loan balance under a joint lending partnership with a single counterparty at 25% of its net tier-1 capital and prohibits local commercial banks from engaging in an online loan business outside the territory of their registered place. Circular 24 will also apply by analogy to branches of foreign banks, trusts, consumer finance companies and auto finance companies. Circular 24 also provides for the transition periods, and further requirements may be imposed by China Banking and Insurance Regulatory Commission and its local counterparts based on the provisions of Circular 24.

On July 12, 2022, the China Banking and Insurance Regulatory Commission issued the Notice of Strengthening the Administration of the Internet Loan Business of Commercial Banks and Improving the Quality and Efficiency of Financial Services (《關於加強商業銀行互聯網貸款業務管理提升金融服務質效的通知》 ) , which further requires commercial banks to strengthen their risk control and regulate the cooperation with third-party institutions in online loan business, including: (i) commercial banks shall enter into separate cooperation agreements in respect of joint capital contribution, information technology cooperation and other business cooperation, respectively, for clarifying rights and responsibilities of each party; (ii) commercial banks shall fulfill the primary responsibility in respect of loan administration. If internet loans involve cooperation with cooperative institutions in, for example, marketing, payment and settlement, and information technology, commercial banks shall strengthen the management of core risk control links, and shall not lower risk control standards due to business cooperation; (iii) commercial banks shall strengthen information and data management, and the written agreements signed by a commercial bank with a cooperative institution shall clearly specify the specific requirements for submission of relevant information. This notice provides a transitional period for the existing online loan business of commercial banks until June 30, 2023. These rules also apply to branches of foreign banks, trusts, consumer finance companies and auto finance companies.

REGULATORY OVERVIEW

Regulations on Financing Guarantee Companies

The Tentative Measures for the Administration of Financing Guarantee Companies (《融資性擔保公司管理暫行辦法》) were jointly promulgated by the China Banking Regulatory Commission, the National Development and Reform Commission, the Ministry of Industry and Information Technology, the Ministry of Finance, the Ministry of Commerce, the People’s Bank of China, and the State Administration for Market Regulation on March 8, 2010, which stipulates the registered capital, business scope, operating rules, risk control and supervision of financing guarantee companies, and also requires that (i) the outstanding balance of financing guarantee liabilities of a financing guarantee company shall not exceed 10 times of that company’s net assets, though the upper limit can be raised to 15 times for a financing guarantee company that mainly provides services to small and micro enterprises, the agriculture sector, rural villages and farmers, (ii) the balance amount of outstanding guarantee liabilities of a financing guarantee company for a single guaranteed party shall not exceed 10% of that company’s net assets, and (iii) the balance amount of outstanding guarantee liabilities of a financing guarantee company for a single guaranteed party and its affiliated parties shall not exceed 15% of that company’s net assets. On November 25, 2010, China Banking Regulatory Commission issued the Notice on Issuing the Guidelines for the Corporate Governance of Financing Guarantee Companies (《融資性擔保公司公司治理指引》), which was the basis for the Supervision and evaluation of the corporate governance of financing guarantee companies. According to the Notice, the directors, supervisors and senior managers of financing guarantee companies shall have the risk awareness of prudent operation, corresponding business skills and practical experiences. The State Council released the Regulation on Financing Guarantee Companies (《融資擔保公司監督管理條例》), effective October 1, 2017, to further clarify various regulatory indicators. “Financing guarantee” shall refer to the activities where a guarantor provides a guarantee for debt financing such as borrowings or debentures of a debtor. The regulatory authorities determined by the provincial level of governments shall be responsible for the supervision and administration of financing guarantee companies of its region. The establishment of a financing guarantee company shall be subject to the approval of the regulatory department and certain conditions. According to such regulation, any entity without a qualified license to engage in the financing guarantee business will be ordered to suspend its operations and be subject to a fine between RMB0.5 million and RMB1.0 million, and its relevant illegal income will be confiscated accordingly. In addition, if the outstanding balance of financing guarantee liabilities of the financing guarantee company does not meet the requirements pursuant to the aforementioned rules, it will be ordered to make timely rectification. If the company fails to make rectification in a timely manner, a fine of between RMB100,000 and RMB500,000 will be imposed, and the illegal income will be confiscated. Such a company may be ordered to suspend its business for rectification, and, under serious circumstances, its license for financing guarantee business may be revoked.

The Notice on Issuing Four Supporting Systems for the Regulations on the Supervision and Administration of Financing Guarantee Companies (《關於印發<融資擔保公司監督管理條例 >四項配套制度的通知》), or the Four Supporting Systems, was jointly promulgated by the China Banking and Insurance Regulatory Commission, the National Development and Reform Commission, the Ministry of Industry and Information Technology, the Ministry of Finance, the Ministry of Agriculture and Rural Affairs, the People’s Bank of China and the State Administration for Market Regulation on April 2, 2018 and amended on June 21, 2021, which includes the Administrative Measures on Financing Guarantee Business Permits (《融資擔保業務經營許可證管理辦法》), the Measures on the Measurement of the Balance of Financing Guarantee Liability (《融資擔保責任餘額計量辦法》), the Administrative Measures on the Asset Proportions of Financing Guarantee Companies (《融資擔保公司資產比例管理辦法》) and the Guidelines for Business Cooperation between Banking Financial Institutions and Financing Guarantee Companies (《銀行業金融機構與融資擔保公司業務合作指引》). The Administrative Measures on Financing Guarantee Business Permits clarify the definition of the operating license of financing guarantee business, the conditions and procedures for the issuance, renewal, revocation or cancelation of the operating license of financing guarantee business, and the information to be specified and recorded on the license. The Measures on the Measurement of the Balance of Financing Guarantee Liability provide the definition of the balance of financing guarantee liability and certain upper limits for the scale of loan guarantee business or the balance of financing guarantee liabilities for the relevant financing guarantee company. The Administration Measures on the Asset Proportions of Financing Guarantee Companies categorize the main assets of financing guarantee companies into three levels and set up specific requirements for each level. Among other things, the sum of the Level I and Level II financial assets of a financing guarantee company is required to be no less than 70% of such financing guarantee company’s total assets less certain receivables. The ratio for Ping An Puhui Financing Guarantee Co., Ltd was 72.8% as of September 30, 2022. The Guidelines for Business Cooperation between Banking Financial Institutions and Financing Guarantee Companies require that, neither the bank nor the guarantee company may collect any fees, other than the fees as stated in the cooperation agreement or the guarantee contract, for any reason or in any form during their cooperation. Further, banks and guarantee companies may separately accept clients’ applications and recommend clients to each other.

REGULATORY OVERVIEW

On October 9, 2019, the Notice on the Promulgation of Supplementary Provisions on the Supervision and Administration of Financing Guarantee Companies (《關於印發融資擔保公司監督管理補充規定的通知》) was jointly promulgated by the China Banking and Insurance Regulatory Commission, the National Development and Reform Commission, the Ministry of Industry and Information Technology, the Ministry of Finance, the Ministry of Commerce, the People’s Bank of China, the Ministry of Housing and Urban-Rural Development, the Ministry of Agriculture and Rural Affairs, and the State Administration for Market Regulation, which was amended on June 21, 2021. This notice requires that all local regulatory authorities shall conduct a comprehensive investigation to supervise if the entities engaging in financing guarantee businesses have been licensed or not. For companies engaging in financing guarantee business without the financing guarantee business operation license, the relevant authority may order them to close down the relevant financing guarantee business.

On July 14, 2020, the Guidelines for Off-site Supervision of Financing Guarantee Companies (《融資擔保公司非現場監管規程》) was issued by the China Banking and Insurance Regulatory Commission, effective on September 1, 2020, which provide the guidelines for the competent regulatory authorities to continuously analyze and evaluate the risk of financing guarantee companies and the financing guarantee industry, by way of collecting report data and other internal and external data of the financing guarantee companies and carrying out corresponding measures.

On December 31, 2021, the People’s Bank of China published the Regulations on the Local Financial Supervision and Administration (Draft for Comments) (《地方金融監督管理條例(草案徵求意見稿)》), which requires that, among others, (i) six types of financial organizations, including financing guarantee companies, are deemed as local financial organizations, and the incorporation of local financial organizations should be approved by the competent provincial regulatory authorities before they apply for the business licenses, (ii) local financial organizations are required to operate their business within the area approved by the competent provincial regulatory authorities and are not allowed to conduct business across provinces in principle, and (iii) the rules for cross-province business carried out by local financial organizations should be formulated by the State Council or by the financial regulatory department of the State Council as authorized by the State Council. The financial regulatory department of the State Council will specify a transition period for local financial organizations that have carried out businesses across provinces to maintain compliance. Notwithstanding the foregoing, pursuant to the currently effective Regulations on Financing Guarantee Companies (《融資擔保公司監督管理條例》), a financing guarantee company may establish a branch to conduct financing guarantee business outside the province where it is domiciled with a prior approval from the regulatory department where the branch is located.

Ping An Puhui Financing Guarantee Co., Ltd. (平安普惠融資擔保有限公司), one of our subsidiaries registered in Jiangsu Province, holds a financing guarantee business permit issued by Jiangsu Provincial Bureau of Local Financial Supervision and Administration in May 2022 and has been approved by Jiangsu Provincial Bureau of Local Financial Supervision and Administration in October 2022 to absorb our financing guarantee subsidiary in Tianjin City, Pingan Financing Guarantee (Tianjin) Co., Ltd. (平安融資擔保（天津）有限公司). As of the Latest Practicable Date, we were in the process of completing this absorption, which is estimated to be completed in the first quarter of 2023.

Regulations Relating to Microloan Companies

Pursuant to the Guiding Opinions on the Pilot Operation of Microloan Companies (《關於小額貸款公司試點的指導意見》), which were jointly promulgated by the China Banking Regulatory Commission and the People’s Bank of China on May 4, 2008, if a provincial government determines a competent department to be responsible for the supervision and administration of microloan companies and the regulation of risks associated with microloan companies, such provincial government may carry out the pilot operation of microloan companies within such province. The Guiding Opinions on the Pilot Operation of Microloan Companies further provided that when granting loans, microloan companies are required to adhere to the principle of “small sum and decentralization.” The balance of loans granted by a microloan company to a same borrower cannot exceed 5% of the net capital of the company. Microloan companies are required to operate on the market-oriented principle. The loan interest ceiling is floating but cannot exceed the ceiling prescribed by the judicatory authority, and the loan interest floor is required to be 0.9 times the loan base interest rate published by the People’s Bank of China. The specific floating range is required to be determined independently according to the market principles.

REGULATORY OVERVIEW

On November 21, 2017, the Office of the Leading Group of Special Rectification of Internet Financial Risks issued the Notice on the Immediate Suspension of Approvals for the Establishment of Online Microloan Companies (《關於立即暫停批設網絡小額貸款公司的通知》), which provides that the regulatory authorities for microloan companies shall not grant any approval of establishment of online microloan companies, or grant any approval for existed microloan companies to conducting business across the provinces.

Circular 141 requires the relevant regulatory authorities to suspend the approval of the establishment of online microloan companies and the approval of any microloan business across provinces. Circular 141 also specifies that online microloan companies shall not provide campus loans, shall suspend the funding of online microloans with no specific scenario or no designated purpose, and gradually reduce the outstanding amount of such loans and take rectification measures. Furthermore, according to Circular 141, microloan companies that have exceeded the required threshold of certain caps or ratios shall stipulate plans to reduce the business scale and comply with the threshold within a time limitation. In case of violation, the relevant authorities, depending on the severity of the circumstances, may suspend such microloan company’s business, order rectification, reprimand such company, reject its filing procedures, or terminate its business qualification. In addition, the relevant authority may order any website or platform operator to suspend its business, if such website or platform operator helped the entity to conduct business in violation of laws or regulations.

The Notice on Specific Rectification Implementation Measures for Risk of Online Microloan Businesses of Microloan Companies (《關於印發小額貸款公司網絡小額貸款業務風險專項整治實施方案的通知》 ), or Circular 56, which was issued on December 8, 2017, defines “online microloans” as microloans provided through the internet by online microloan companies controlled by internet companies. The features of online microloans include borrower acquisition, credit assessment based on the online information collected from business operation and internet consumption, as well as loan application, approval and funding made through online procedures. It aims to investigate the legal compliance of microloan business carried out by microloan companies through the internet, and focus on remediation of microloan companies without the qualification of online lending operation or lending business. There are 11 key areas of investigation and renovation: (i) strict management of the authority of examination and approval; (ii) re-examination of the online microloan management qualifications; (iii) equity management; (iv) on-balance sheet financing; (v) asset securitization and other financing; (vi) integrated actual interest rate; (vii) the behavior of loan management and collection; (viii) the scope of the loan; (ix) business cooperation; (x) information security; and (xi) illegal operation.

In addition, consistent with the Guidance on the Guiding Opinions on the Pilot Operation of Microloan Companies and Circular 141, Circular 56 emphasize several aspects where inspection and rectification measures must be carried out for the online microloans industry, which include (i) the microloan companies shall be approved by the local authorities in accordance with the applicable regulations promulgated by the State Council, and the approved online microloan companies in violation of any regulatory requirements shall be re-examined; (ii) qualification requirements to conduct online microloan business (including the qualification of shareholders, sources of borrowers, internet scenario and the digital risk-management technology); (iii) whether the “integrated actual interest rate” (namely the ratio of the aggregated borrowing costs charged to borrowers in the form of interest and various fees to the principal of loans) are annualized and subject to the limit on interest rate of private lending set forth in the private lending judicial interpretations issued by the Supreme People’s Court and, whether any interest, handling fee, management fee or deposit are deducted from the principal of loans provided to the borrowers in advance; (iv) whether microloan companies cooperate with internet platforms without relevant website registration or telecommunication business license to offer microloans and whether microloan companies cooperate with institutions with no lending qualification to offer loans or provide funds to such institutions for them to offer loans, and with respect to the loan business conducted in cooperation with third-party institutions, whether the online microloan companies outsource their core business (including the credit assessment and risk control), or accept any credit enhancement services provided by any third-party institutions with no guarantee qualification; or whether any applicable third-party institution collects any interest or fees from the borrowers; and (v) whether entities that conduct online microloans business have obtained relevant approval or license for lending business. It also sets forth that all related institutions shall be subject to inspection and investigation before the end of January 2018. Depending on the results, different measures will be taken on the institutions that need rectification before the end of March 2018, including: (i) for institutions that hold online microloan licenses but do not meet the qualification requirements to conduct online microloan business, their online microloan licenses shall be revoked and such institutions will be prohibited from conducting loan business outside the administrative jurisdiction of their respective approved authorities; and (ii) for institutions holding online microloan licenses that meet the qualification requirements to conduct online microloan business but were found not in compliance with other requirements, such as the requirements on the integrated actual interest rate, the scope of loans and cooperation with third-party institutions, such institutions shall take rectification measures within a certain period specified by the local authorities, and in the event that the rectification measures do not meet the local authorities’ requirements, such institutions shall be subject to several sanctions, including revocation of their online microloan licenses and to cease their business operations.

REGULATORY OVERVIEW

On September 7, 2020, the China Banking and Insurance Regulatory Commission issued the Notice on Strengthening the Supervision and Management of Microloan Companies (《關於加強小額貸款公司監督管理的通知》), or Circular 86. Circular 86 aims to regulate the operation of microloan companies, prevent and resolve relevant risks, promote the healthy growth of the microloan industry. Circular 86 stipulates the following requirements with respect to the microloan companies, including without limitation: (i) the financing balance of the microloan company funding by bank loans, shareholder loans and other nonstandard financing instruments shall not exceed such company’s net assets; (ii) the financing balance of the microloan company funding by issuance of bonds, asset securitization products and other instruments of standardized debt assets shall not exceed four times of its net assets; (iii) the balance of loans offered to one borrower shall not exceed 10% of the net assets of the microloan company, and the balance of loans offered to one borrower and such borrower’s related parties shall not exceed 15% of the net assets of the microloan company; (iv) microloan companies are prohibited from upfront deduction of interest, commission fees, management fees or deposits from the principal of the loans before they are released to the borrowers, and if microloan companies has deducted any upfront fees in violation of rules and regulations, the borrower will only need to repay the actual loan amount after the exclusion of the interests and fees deducted, and the loan’s interest rate shall be calculated accordingly; (v) microloan companies shall conduct business in the administrative area at the county level where the company is domiciled in principle, except as otherwise provided for the operation of online microloan business; and (vi) the microloan companies and third-party loan collection agencies entrusted shall not collect loans by violence, threats of violence, or other ways that intentionally cause harm, infringe personal freedom, illegally occupy property, or interfere with day-to-day life through insulting, slandering, harassing, or disseminating private personal information, or other illegal methods. The local financial regulatory authorities may further lower the ratio caps in (i) and (ii) in accordance with regulatory requirements.

On November 2, 2020, the China Banking and Insurance Regulatory Commission, the People’s Bank of China and other regulatory authorities released a consultation draft of the Interim Measures for the Administration of Online Microloan Business (《網絡小額貸款業務管理暫行辦法(徵求意見稿)》), which states that a microloan company must obtain the official approval of the China Banking and Insurance Regulatory Commission to conduct an online micro lending businesses outside the province where it is registered. In addition, the draft provides the statutory qualified requirements for an online microloan company, covering such things as registered capital, controlling shareholders, and use of the internet platform to engage in an online microloan business.

We used to have three microloan subsidiaries to provide loans in a small number of cases from our own funds. In response to the above consultation draft, we have ceased to use our microloan subsidiaries to fund any new loans since December 2020.

As of the Latest Practicable Date, we had canceled the microloan business license held by our Shenzhen and Hunan microloan subsidiaries in May 2022 and April 2022, respectively, and our Shenzhen and Hunan microloan subsidiaries will be de-registered after the settlement of existing business. We have also applied and obtained approval from competent authority regarding cancelation of the online loan business permit held by our remaining Chongqing microloan subsidiary on June 30, 2022. As of the Latest Practicable Date, our Chongqing microloan subsidiary was not involved in any business.

Regulations on Chongqing Microloan Companies

The principal laws governing Chongqing microloan companies are (i) the Interim Measures for the Administration of Pilot Operation of Chongqing Microloan Companies (《關於轉發重慶市小額貸款公司試點管理暫行辦法的通知》 ), effective August 1, 2008, (ii) the Notice on Adjustment of Provisional Measures for the Pilot Management of Microfinance Companies in Chongqing (《關於調整重慶市小額貸款公司試點管理暫行辦法有關問題的通知》 ), which modified the foresaid measure and became effective on April 27, 2009, and (iii) the Supervision Guidelines on the Internet Loan Business of Chongqing Microloan Companies (Trial) (《重慶市小額貸款公司開展網絡貸款業務監管指引(試行)》 ), issued on December 25, 2015. The Chongqing Municipal Finance Office is responsible for the examination and approval of microloan companies in Chongqing. Upon approval, microloan companies may conduct the following businesses: granting loans; discounted note business; and asset transfer. The balance of loans to the same borrower shall not exceed 10% of the net capital of the microloan company, and the upper limit of the balance for the borrower which is the group enterprise is 15% of the net capital of the microloan company. The upper limit of the loan interest rate is 4 times the benchmark interest rate of loans announced by the People’s Bank of China, and the lower limit is 0.9 times the benchmark interest rate of loans announced by the People’s Bank of China. Furthermore, the Notice on Adjustment of Provisional Measures for the Pilot Management of Microfinance Companies in Chongqing releases the restrictions on certain shareholder requirements for microloan companies. According to the Interim Measures for the Financing Supervision of Chongqing Microloan Companies (《重慶市小額貸款公司融資監管暫行辦法》), issued on June 4, 2012, the financing balance of a microloan company in Chongqing shall not exceed 230% of its net capital.

REGULATORY OVERVIEW

Regulations Relating to Wealth Management Business

Regulations Relating to Private Investment Funds

The Securities Investment Fund Law of PRC (《中華人民共和國證券投資基金法》), issued by the Standing Committee of the National People’s Congress in 2003 and last amended on April 24, 2015, governs the administration and supervision of securities investment funds, which includes private investment funds. In addition, private investment funds are regulated by rules and regulations enacted by the China Securities Regulatory Commission, and the Asset Management Association of China.

The China Securities Regulatory Commission issued the Interim Measures for the Supervision and Administration of Private Investment Funds (《私募投資基金監督管理暫行辦法》) on August 21, 2014. Under the Interim Measures, “private investment funds” are investment funds established by raising capitals from qualified investors in a non-public manner within the territory of the PRC. The Interim Measures contains provisions relating to fund manager registration, private fund record keeping and filing requirements, qualified investor systems, regulations on fund raising by private funds, industry self-regulation, and the supervision and administration measures of private investment funds.

As for qualified investor system, qualified investor of a private equity fund means a corporate or individual investor that has the relevant risk identification ability and risk appetite, invests RMB1 million or more in a single private equity fund and comply with the following relevant criteria: (1) being a corporation that has a net asset of not less than RMB10 million; (2) being an individual that has financial assets of not less than RMB3 million or has an average annual income of not less than RMB500,000 for the past three years. The following investors are deemed as qualified investors: (1) the National Social Security Fund, pension funds (such as companies’ annuities) and social welfare funds (such as charity funds); (2) investment scheme established according to the relevant law and registered with the Asset Management Association of China; (3) managers and practitioners of private equity funds who also invest in the private equity funds managed by themselves; and (4) other investors stipulated by the China Securities Regulatory Commission.

According to the Measures for the Registration of Private Investment Fund Managers and Filling of Private Investment Funds (Trial) (《私募投資基金管理人登記和基金備案辦法(試行)》 ) issued by the Asset Management Association of China and took effect on February 7, 2014, the Administration Measures for the Fund Raising of Private Investment Funds (《私募投資基金募集行為管理辦法》), effective from July 15, 2016, only two kinds of institutions are qualified to conduct fund raising for private investment funds: (a) private fund managers registered with the Asset Management Association of China (only applicable when raising funds for the funds established and managed by themselves); and (b) fund distributors with a fund distribution license who are Asset Management Association of China members in case of authorization of such private fund managers. In addition, the Measures set forth detailed procedures for fund raising, and require fund management service providers to comply with certain anti-money laundering requirements.

On December 7, 2018, the Asset Management Association of China released the Notice for Private Fund Manager Registration (《私募基金管理人登記須知》), which set further requirements for the registration and ongoing compliance matters for private fund managers. On December 23, 2019, the Asset Management Association of China issued the Notice Regarding the Filing Procedure for Private Investment Funds (《私募投資基金備案須知》), which clarifies the procedural requirements upon the completion of fund raising by private investment funds and specifies the scope of material issues to be filed with the Asset Management Association of China.

On December 30, 2020, the China Securities Regulatory Commission released the Regulations on Strengthening the Supervision of Private Equity Investment Funds (《關於加強私募投資基金監管的若干規定》), which reiterate that private equity funds must be privately raised from qualified investors, further clarify the proper investment requirements for private equity funds, strengthen the regulatory requirements for private equity fund managers and practitioners and other entities, and provide rules regarding connected transactions for private equity funds.

On June 2, 2022, the Asset Management Association of China issued the Notice on Matters Related to the Registration and Filing of Private Equity Fund Managers (《關於私募基金管理人登記備案工作相關事宜的通知》 ), which reiterates the requirements on registration and filing materials as stated in the private equity fund manager registration application materials list (2020 Version) (《私募基金管理人登記申請材料清單》(2020 年版)).

REGULATORY OVERVIEW

Regulations Relating to Internet Finance

On July 18, 2015, ten PRC regulatory agencies, including the People’s Bank of China, the Ministry of Industry and Information Technology, the China Banking Regulatory Commission, and other relevant government authorities, promulgated the Guidelines on Promoting the Sound Development of Internet Finance (《關於促進互聯網金融健康發展的指導意見》), or the Internet Finance Guidelines. The Internet Finance Guidelines define the internet finance as a new financial business model whereby traditional financial institutions and internet enterprises use internet technology and information and communications technology to provide loans, payments, investments and information intermediary services.

On April 12, 2016, the General Office of the PRC State Council issued the Implementing Proposal for the Special Rectification of Internet Financial Risk (《互聯網金融風險專項整治工作實施方案》), which emphasizes the goal to ensure legitimacy and compliance of the internet finance service industry and specifies the rectification measures for non-compliance regarding the operations of internet finance business and by institutions engaged in the internet finance business.

On April 14, 2016, the Promulgation of Implementation Plan for the Special Rectification regarding Risks of Online Asset Management and Cross-Boundary Financial Business (《通過互聯網開展資產管理及跨界從事金融業務風險專項整治工作實施方案》 ) was jointly issued by the People’s Bank of China, the China Insurance Regulatory Commission, the China Securities Regulatory Commission and other authorities. It provides that any internet company conducting asset management business shall be ordered by the competent authority to rectify, if any of the following issues occur: (i) the licensed financial institutions entrusting internet companies without the license for sale of financial products to sell them; (ii) the internet companies without any asset management business qualifications, conducting online asset management business; or (iii) the internet companies without any financial licenses, conducting cross-border online financial activities (except for the peer-to-peer, equity crowdfunding, internet insurance, third-party payment, asset management business).

On June 30, 2017, the Office of the Leading Group of Special Rectification of Internet Financial Risks issued the Notice on the Clean-up and Reorganization of Illegal Business in Cooperation with Internet Platforms and Various Trading Venues (《關於對互聯網平臺與各類交易場所合作從事違法違規業務開展清理整頓的通知》 ), which stipulates that the supervision of the internet platform and trading venues shall order internet platforms within the jurisdiction to stop illegal business before July 15, 2017 and properly resolve any illegal stock business.

The Office of the Leading Group of Special Rectification of Internet Financial Risks issued the Notice on Intensifying the Corrective Action on Asset Management Business through the Internet and Conducting Acceptance Work (《關於加大通過互聯網開展資產管理業務整治力度及開展驗收工作的通知》 ) on March 28, 2018, or Circular 29. Under Circular 29, non-financial institutions are not allowed to issue or sell asset management products, except as otherwise stipulated. An asset management business conducted through the internet is subject to the oversight of financial regulatory authorities and the relevant licensing requirements. Any public issuance or sale of asset management products through the internet would be deemed as a financing business and the relevant asset management approvals, licenses or permits are required to conduct such business. Any entities, including internet asset management platforms, are not allowed to publicly raise funds through “targeted commissioning plans,” “targeted-source financing plans,” “wealth management plans,” “asset management plans,” “transfers of right of earnings” or similar products, or to act as an agent for any type of trading exchanges to sell asset management products without permission.

Regulations Relating to Fund-Raising

The Measures for the Banning of Illegal Financial Institutions and Illegal Financial Business Operations (《非法金融機構和非法金融業務活動取締辦法》) promulgated by the State Council, which were replaced by the Regulations of Preventing and Handling of Illegal Fund-Raising (《防範和處置非法集資條例》) on May 1, 2021, and the Notice on Relevant Issues Concerning the Penalty on Illegal Fund-Raising (《關於依法懲處非法集資有關問題的通知》), issued by the General Office of the State Council in July 2007, explicitly prohibit illegal public fund-raising. The Supreme People’s Court, the Supreme People’s Procuratorate, and the Ministry of Public Security jointly released the Opinions on Several Issues Concerning Criminal Cases of Illegal Fund Raising (《關於辦理非法集資刑事案件若干問題的意見》) on January 30, 2019, to further clarify the issues regarding illegal public fund-raising. Under the Regulations of Preventing and Handling of Illegal Fund-Raising, illegal public fund-raising shall mean the pooling of funds from unspecified natural or legal persons by promising to repay principal and interest or offering other investment returns without the permit of the financial administrative department under the State Council in accordance with law or in violation of financial regulations.

REGULATORY OVERVIEW

Regulations Relating to Internet Advertising

The main regulations governing internet advertising include the Advertising Law of the PRC (《中華人民共和國廣告法》), which was recently amended on April 29, 2021, and the Interim Measures for Administration of Internet Advertising (《互聯網廣告管理暫行辦法》), which were issued by the State Administration for Market Regulation in 2016. Pursuant to these regulations, internet advertisers are responsible for the authenticity of the content of advertisements. The identity, administrative license, cited information and other certificates that advertisers are required to obtain in publishing internet advertisements shall be true and valid. Internet advertisements shall be distinguishable and prominently marked as “advertisements” in order to enable consumers to identify them as advertisements. Publishing and circulating advertisements through the internet shall not affect the normal use of the internet by users. It is not allowed to induce users to click on the content of advertisements by any fraudulent means, or to attach advertisements or advertising links in the emails without permission. The Internet Advertising Measures also impose several restrictions on the forms of advertisements and activities used in advertising. “Internet advertising” refers to commercial advertisements that directly or indirectly promote goods or services through websites, web pages, internet applications or other internet media in various forms, including texts, pictures, audio clips and videos. Where internet advertisements are not identifiable and marked as “advertisements”, a fine of not more than RMB100,000 may be imposed on the advertisers in accordance with Advertising Law. A fine ranging from RMB5,000 to RMB30,000 may be imposed on the advertisers for any failure to provide a prominently marked “CLOSE” button to ensure “one-click closure.” Advertisers who induce users to click on the content of advertisements by fraudulent means or without permission, attach advertisements or advertising links in the emails shall be imposed a fine ranging from RMB10,000 to RMB30,000.

On December 31, 2021, the People’s Bank of China, the Ministry of Industry and Information Technology, the China Banking and Insurance Regulatory Commission, the China Securities Regulatory Commission, the Cyberspace Administration of China, the State Administration of Foreign Exchange and the State Intellectual Property Office jointly issued the Measures for Administration of Internet Marketing of Financial Products (Draft for Comments) (《金融產品網絡營銷管理辦法(徵求意見稿)》), which regulates financial institutions and internet platform operators entrusted by such financial institutions with carrying out internet marketing activities of financial products. Pursuant to this draft measures, financial institutions may not entrust any other entities or individuals to carry out internet marketing of financial products unless otherwise provided or authorized by laws and regulations. The draft measures also prohibit third-party online platform operators from participating in the sale of financial products, including interactive consultation with consumers on financial products, suitability assessment of financial consumers, execution of sale contracts and transfer of funds. In addition, online platform operators are not allowed to share the income of financial business by setting various charging mechanisms linked to the loan scale and interest scale.

Regulations Relating to the Protection of Consumers Rights and Interests

The Consumers Rights and Interests Protection Law of the PRC (《中華人民共和國消費者權益保護法》), which was released by the Standing Committee of the National People’s Congress last amended on October 25, 2013 and effective on March 15, 2014, provides the general regulatory principles and rules regarding consumers rights and interests protection in the PRC. According to the Consumers Rights and Interests Protection Law of the PRC, business operators should guarantee that the products and services they provide satisfy the requirements for personal or property safety, and provide consumers with authentic information about the quality, function, usage and term of validity of the products or services. Pursuant to the Measures for Penalties for Infringement of Consumer Rights and Interests (《侵害消費者權益行為處罰辦法》), which was issued by the State Administration for Market Regulation on March 15, 2015 and amended on October 23, 2020, where business operators use standard terms, notices, statements, shop bulletins, etc. in providing goods or services for consumers, business operators shall not coerce or coerce in disguised forms consumers to purchase and use goods or services provided by them or by their designated operators, and they shall not refuse to provide the corresponding goods or services to consumers who reject their unreasonable conditions, or raise fee rates for such consumers. On April 11, 2015, the General Office of the State Council issued the Guiding Opinions on Strengthening the Protection of Financial Consumers’ Rights and Interests （《國務院辦公廳關於加強金融消費者權益保護工作的指導意見》） , which stipulated that financial management departments shall, according to the relevant requirements of the state on the development of inclusive finance, expand the coverage of inclusive finance and improve the permeability. Financial institutions shall attach importance to the diversity and difference of the needs of financial consumers, and actively support underdeveloped areas and low-income groups in having access to necessary and timely basic financial products and services.

On November 8, 2019, the Notice of the Supreme People’s Court on Issuing the Minutes of the National Court Work Conference for Civil and Commercial Trials (《全國法院民商事審判工作會議紀要》)was issued, which provides guidance for the people’s courts at all levels in civil and commercial trials. For the trial of cases involving disputes over protection of financial consumers’ rights and interests, the Minutes emphasize that issuers and sellers of financial products as well as suppliers of financial services shall assume appropriate obligation, which refers to the obligation to know customers and products and to sell or provide appropriate products or services to financial consumers in the process of promoting or selling bank wealth management products, insurance investment products, trust wealth management products, collective wealth management plans of securities companies, shares of leveraged funds, options and other off-exchange derivatives and other high-risk financial products to financial consumers, as well as the obligation to provide services to financial consumers during the process of their participation in high-risk investment activities such as securities margin trading, new third board, growth enterprise board and futures. The Minutes further stipulate the liability where the issuer or seller of a financial product fails to fulfill its suitability obligation, leading to any loss to the financial consumer in the process of purchasing the financial product. In case a financial service supplier fails to perform suitability obligations, causing losses to financial consumers after accepting financial services relating to high-risk level investments, the financial consumer may request the financial service provider to bear compensation liability.

REGULATORY OVERVIEW

On September 24, 2019, the China Banking and Insurance Regulatory Commission issued the Notice on Rectification of Banking Institutions and Insurance Institutions regarding the Infringement of the Rights and Interests of Consumers (《中國銀保監會辦公廳關於開展銀行保險機構侵害消費者權益亂象整治工作的通知》 ), which stipulated that banking institutions shall not infringe consumers’ freedom of choice by compulsory bundling, and shall not force consumers to buy products and services from their third-party partners, and if insurance institutions cooperate with third-party online lending platforms, they shall not force borrowers to buy accident insurance, guarantee insurance, or other insurance products. Such rules have been emphasized by the Notice on Further Regulating Credit Financing Charges to Reduce Comprehensive Financing Costs (《關於進一步規範信貸融資收費降低企業融資綜合成本的通知》 ), which was jointly issued by the China Banking and Insurance Regulatory Commission, the People’s Bank of China and other regulatory authorities on May 18, 2020 and became effective from June 1, 2020. The notice also provides that banking institutions shall not force borrowers to purchase insurance, wealth management or other asset management products during the credit examination procedure.

Furthermore, the Implementation Measures for the Protection of the Rights and Interests of Financial Consumers (《中國人民銀行金融消費者權益保護實施辦法》), issued by the People’s Bank of China on September 15, 2020 and effective from November 1, 2020, provide that banking institutions and third-party payment institutions shall not take advantage of technical means or dominant positions to force financial consumers to purchase financial products or services, or restrict financial consumers from purchasing other financial products or services provided by peer institutions.

On December 26, 2022, the China Banking and Insurance Regulatory Commission issued the Administrative Measures for the Protection of Consumers’ Rights and Interests by Banking and Insurance Institutions (《銀行保險機構消費者權益保護管理辦法》), which will came into effect on March 1, 2023. It requires banking and insurance institutions to establish and improve systems and mechanisms for the protection of consumer’s rights and interests, including mechanisms for review, disclosure, consumer appropriateness management, traceability of sales practices, protection of consumers’ information, list-based management of the partners, complaint handling, diversified resolution of conflicts and disputes, internal training, internal assessment and internal audit. It also lists the following consumers’ rights that the banking and insurance institutions shall protect: (i) right to know; (ii) right to choices on their own; (iii) right to a fair transaction; (iv) right to property safety; (v) right to lawful claim; (vi) right to education; (vii) right to respect; and (viii) right to information security. Further, the China Banking and Insurance Regulatory Commission and its local offices may take regulatory measures against the institutions if any problem regarding consumer protection was inspected, and may impose administrative punishment in case of violation of the administrative measures,

Regulations on Anti-Monopoly Matters Related to Internet Platform Companies

The PRC Anti-Monopoly Law (《中華人民共和國反壟斷法》), which took effect on August 1, 2008, prohibits monopolistic conduct such as entering into monopoly agreements, abusing market dominance and concentration of undertakings that has or may have the effect of eliminating or restricting competition. Moreover, the Standing Committee of the National People’s Congress revised the PRC Anti-Monopoly Law in June 2022, effective August 1, 2022, which requires that operators may not use data and algorithms, technology, capital advantages and platform rules to engage in monopolistic behaviors prohibited by this law. On February 7, 2021, the Anti-Monopoly Commission of the State Council officially promulgated the Anti-Monopoly Guidelines for the Internet Platform Economy Sector (《關於平臺經濟領域的反壟斷指南》). The guidelines prohibit certain monopolistic acts of internet platforms so as to protect market competition and safeguard interests of users and undertakings participating in internet platform economy, including without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, favorable positioning in search results of goods displays, tying or attaching unreasonable trading conditions, compulsory collection of unnecessary user data). In addition, the guidelines also reinforce antitrust merger review for internet platform related transactions to safeguard market competition. The Interim Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions (《禁止濫用市場支配地位行為暫行規定》), amended by the State Administration for Market Regulation on March 24, 2022, further prevent and prohibit the abuse of dominant market positions.

REGULATORY OVERVIEW

Regulations Relating to Information Security and Privacy Protection

Regulations on Information Security

In recent years, PRC government authorities have enacted laws and regulations with respect to internet information security and protection of personal information from abuse or unauthorized disclosure. Pursuant to the Decision on the Maintenance of Internet Security issued by the Standing Committee of the National People’s Congress in 2000 and amended on August 27, 2009 (《全國人民代表大會常務委員會關於維護互聯網安全的決定》 ), persons may be subject to criminal liabilities in China for any attempt to: (i) gain improper entry to a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information or (v) infringe upon intellectual property rights and other activities prohibited by relevant laws and regulations.

The Administration Measures on the Security Protection of Computer Information Network with International Connections (《計算機信息網絡國際聯網安全保護管理辦法》), issued by the Ministry of Public Security and last amended in 2011, prohibits using the internet in ways that result in a leak of state secrets or a spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection powers and relevant local security bureaus may also have jurisdiction. If a value-added-telecommunications service license holder violates these measures, the government of the PRC may revoke its value-added-telecommunications service license and shut down its websites.

Pursuant to the Regulations of the People’s Republic of China for Safety Protection of Computer Information Systems (《中華人民共和國計算機信息系統安全保護條例》), which was issued by the State Council and amended on August 1, 2011, the safety grading protection is provided for the computer information systems, and no organization or individual is allowed to take advantage of computer information systems to engage in activities harmful to the national interests and other people’s interests or legitimate rights, nor endanger the safety of computer information systems.

Pursuant to the Ninth Amendment to the Criminal Law (《中華人民共和國刑法修正案(九)》) issued by the Standing Committee of the National People’s Congress in 2015 and effective on November 1, 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses rectification orders is subject to criminal penalty for (i) any dissemination of illegal information in large scale, (ii) any severe effect due to leakage of the client’s information, (iii) any serious loss of criminal evidence, or (iv) other severe situation. The amendment also states that any individual or entity that (i) sells or provides personal information to others that violates applicable law, or (ii) steals or illegally obtains any personal information, is subject to criminal penalty for severe violations.

On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate issued the Interpretations on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information (《關於辦理侵犯公民個人信息刑事案件適用法律若干問題的解釋》 ), which became effective on June 1, 2017 and stipulates that the personal information of a natural person shall be protected by the law. It clarifies several concepts regarding the crime of “infringement of citizens’ personal information,” including “citizen’s personal information,” “provision,” and “unlawful acquisition.” Any organization or individual shall legally obtain such personal information of others when necessary and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others.

The Cybersecurity Law of the PRC (《中華人民共和國網絡安全法》) was promulgated by the Standing Committee of the National People’s Congress and took effect on June 1, 2017. Pursuant to it, network operators must comply with laws and regulations and fulfill their obligations to safeguard security of the network when conducting business and providing services. Those who provide services through networks must take technical measures and other necessary measures pursuant to laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. Network operators shall not collect personal information that is irrelevant to the services it provides or collect or use the personal information in violation of the provisions of laws or agreements between both parties. The Regulations on Cybersecurity Supervision and Inspection of Public Security Organs (《公安機關互聯網安全監督檢查規定》), which were issued by the Ministry of Public Security and came into effect on November 1, 2018, is an important basis for the Public Security Bureau to strengthen the enforcement of the Cybersecurity Law.

The PRC Civil Code provides that personal information of natural persons is protected by law. The Civil Code defines the processing of personal information as the collection, storage, use, processing, transmittal, provision and disclosure of personal information. Furthermore, according to the Civil Code, any entity that engages in the processing of personal information must follow the principles of lawfulness, fairness, and necessity and may not overuse personal information, and they must obtain the consent of the natural person or his or her guardian, except as otherwise provided by laws and regulations.

REGULATORY OVERVIEW

Pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps (《關於開展App違法違規收集使用個人信息專項治理的公告》), which was issued on January 23, 2019, app operators should collect and use personal information in compliance with the Cybersecurity Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, app operators should not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon Users’ Personal Rights and Interests (《關於開展縱深推進APP侵害用戶權益專項整治行動的通知》), which was issued by the Ministry of Industry and Information Technology on July 22, 2020. The Interpretations on Certain Issues Regarding the Applicable of Law in the Handling of Criminal Case Involving Illegal Use of Information Networks and Assisting Committing Internet Crimes (《關於辦理非法利用信息網絡、幫助信息網絡犯罪活動等刑事案件適用法律若干問題的解釋》 ), which was jointly issued by the Supreme People’s Court and the Supreme People’s Procuratorate and came into effect on November 1, 2019, further clarifies the meaning of internet service provider and the severe situations of the relevant crimes.

The Guidelines for Internet Personal Information Security Protection (《互聯網個人信息安全保護指南》), issued by the Ministry of Public Security and came into effect on April 10, 2019, provide guidelines by internet service providers to carry out measures for personal information protection. These are non-binding standards and guidelines applicable to personal information holders, including both the enterprises that provide services via the internet and organizations or individuals that control and process personal information by using private networks or offline environments. The Guidelines for Internet Personal Information Security Protection requires such personal information holders to establish a personal information administrative control system, implement technical safeguards and protect personal information during their business processes.

The Cybersecurity Review Measures (《網絡安全審查辦法》) were issued on April 13, 2020 and took effect on June 1, 2020. The measures provide detailed rules regarding cybersecurity review, and any operator in violation of the regulations shall be penalized in accordance with Article 65 of the Cybersecurity Law. On December 28, 2021, the Cyberspace Administration of China together with other twelve governmental authorities published a new version of the Cybersecurity Review Measures (《網絡安全審查辦法(2021)》), which replaced the Cybersecurity Review Measures published in 2020 and became effective on February 15, 2022. Pursuant to the Cybersecurity Review Measures and other PRC cybersecurity laws and regulations, critical information infrastructure operators that purchase internet products and services or online platform operators that carry out data processing activities that affect or may affect national security shall be subject to the cybersecurity review. Moreover, where an online platform operator who possesses the personal information of over one million users intends to apply for foreign listing, it must undergo a cybersecurity review. Meanwhile, the Cybersecurity Review Measures grants the competent authorities the right to initiate a cybersecurity review without application, if any member organization of the cybersecurity review mechanism has reason to believe that any internet products, services or data processing activities affect or may affect national security.

On June 10, 2021, the Standing Committee of the National People’s Congress issued the Data Security Law of the PRC (《中華人民共和國數據安全法》), which came into effective on September 1, 2021. The Data Security Law clarifies the scope of data to cover a wide range of information records generated from all aspects of production, operation and management of government affairs and enterprises in the process of the gradual transformation of digitalization, and requires that data collection shall be conducted in a legitimate and proper manner, and the theft or illegal collection of data is not permitted. Data processors shall establish and improve whole-process data security management rules, organize and implement data security training and take appropriate technical measures and other necessary measures to protect data security. In addition, data processing activities shall be conducted on the basis of the graded protection system for cybersecurity. Monitoring of data processing activities shall be strengthened, and remedial measures shall be taken immediately in case of discovery of risks regarding data security related defects or bugs. In case of data security incidents, responsive measures shall be taken immediately, and disclosure to users and report to the competent authorities shall be made in a timely manner.

REGULATORY OVERVIEW

On July 30, 2021, the State Council issued the Regulations for the Security Protection of Critical Information Infrastructure (《關鍵信息基礎設施安全保護條例》), or the CII Regulations, which came into effect on 1 September 2021. Pursuant to the CII Regulations, “critical information infrastructures” refers to important network facilities and information systems of important industries and sectors such as public communications and information services, energy, transport, water conservation, finance, public services, e-government, and science and technology industry for national defense, as well as other important network facilities and information systems that may seriously endanger national security, national economy and citizen’s livelihood and public interests if they are damaged or suffer from malfunctions, or if any leakage of data in relation thereto occurs. Competent authorities as well as the supervision and administrative authorities of the above-mentioned important industries and sectors are responsible for the security protection of critical information infrastructures, or the Protection Authorities. The Protection Authorities will establish the rules for the identification of critical information infrastructures based on the particular situations of the industry and report such rules to the public security department of the State Council for record. The following factors must be considered when establishing identification rules: (i) the importance of network facilities and information systems to the core businesses of the industry and the sector; (ii) the harm that may be brought by the damage, malfunction or data leakage of, the network facilities and information systems; and (iii) the associated impact on other industries and sectors. The Protection Authorities are responsible for organizing the identification of critical information infrastructures in their own industries and sectors in accordance with the identification rules, promptly notifying the operators of the identification results and reporting to the public security department of the State Council.

The Administrative Provisions on Security Vulnerability of Network Products (《網絡產品安全性漏洞管理規定》) were jointly promulgated by the Ministry of Industry and Information Technology, the Cyberspace Administration of China and the Ministry of Public Security on July 12, 2021 and came into effect on September 1, 2021. Network product providers, network operators as well as organizations or individuals engaging in the discovery, collection, release and other activities of network product security vulnerability are subject to the provisions and shall establish channels to receive information of security vulnerability of their respective network products. In response to the Cybersecurity Law, network product providers shall be reported to the Cyber Security Threat and Vulnerability Information Sharing Platform of the Ministry of Industry and Information Technology within two days and provide technical support for network product users. Network operators shall take measures to examine and fix security vulnerability in a timely manner after discovering or acknowledging that their networks, information systems or equipment have such security vulnerability. According to the provisions, the breaching parties may be subject to punishments as regulated in accordance with the Cybersecurity Law.

On September 17, 2021, the Cyberspace Administration of China and eight other authorities jointly promulgated the Notice on Promulgation of the Guiding Opinions on Strengthening the Comprehensive Governance of Algorithm-Related Internet Information Services (《關於印發<關於加強互聯網信息服務演算法綜合治理的指導意見 >的通知》), which proposes a three-year plan to gradually establish a comprehensive governance pattern for algorithm security with sound governance mechanism, perfect regulatory system and standardized algorithm ecology. On December 31, 2021, the Cyberspace Administration of China, the Ministry of Industry and Information Technology, the Ministry of Public Security and the State Administration for Market Regulation jointly issued the Administration Provisions on Algorithmic Recommendation of Internet Information Services (《互聯網信息服務演算法推薦管理規定》), which became effective on March 1, 2022. The provisions provide that algorithmic recommendation service providers shall (i) fulfill their responsibilities for algorithm security, (ii) establish and improve management systems for algorithm mechanism examination, ethical vetting in technology, user registration, information release vetting, protection of data security and personal information, anti- telecommunications and internet fraud, security assessment and monitoring, emergency response to security incidents, etc., and (iii) formulate and disclose relevant rules for algorithm recommendation services, and be equipped with professional staff and technical support appropriate to the scale of the algorithm recommendation service.

On July 7, 2022, the Cyberspace Administration of China published the Measures for the Security Assessment of Outbound Data Transfer (《數據出境安全評估辦法》), effective September 1, 2022, pursuant to which a data processor shall apply to the national cyberspace administration for the security assessment of the outbound data transfer through the local provincial cyberspace administration, if it intends to provide data abroad under any of the following circumstances: (i) the data processor provides important data abroad; (ii) the critical information infrastructure operator or the data processor that has processed the personal information of over one million people provides personal information abroad; (iii) the data processor that has provided the personal information of over 100,000 people or the sensitive personal information of over 10,000 people cumulatively since January 1 of the previous year provides personal information abroad; (iv) any other circumstance where an application for the security assessment of outbound data transfer is required by the national cyberspace administration.

REGULATORY OVERVIEW

On November 14, 2021, the Cyberspace Administration of China published the Regulations on Cyber Data Security Management (Draft for Comments) (《網絡數據安全管理條例(徵求意見稿)》), which specifies that a data processor that seeks to list in Hong Kong whose activities affect or may affect national security should apply for cybersecurity review. As of the date of this document, the draft measures have not yet promulgated into law.

Regulations on Privacy Protection

The Regulations on Technological Measures for Internet Security Protection (《互聯網安全保護技術措施規定》) were issued by the Ministry of Public Security on December 13, 2005 and came into effect on March 1, 2006. It requires internet service providers to utilize standard technical measures for internet security protection.

Under the Several Provisions on Regulating the Market Order of Internet Information Services (《規範互聯網信息服務市場秩序若干規定》), which were issued by the Ministry of Industry and Information Technology on December 29, 2011 and came into effect on March 15, 2012, internet service providers are also prohibited from collecting any personal user information or providing any information to third parties without the consent of the user. The Cybersecurity Law provides an exception to the consent requirement where the information is anonymous, not personally identifiable and unrestorable. Internet service providers must expressly inform the users of the method, content and purpose of the collection and processing of user personal information and may only collect information necessary for its services. Internet service providers are also required to properly maintain user personal information, and in case of any leak or likely leak of user personal information, they must take remedial measures immediately and report any material leak to the telecommunications regulatory authority.

In addition, the Decision on Strengthening Network Information Protection (《關於加強網絡信息保護的決定》) issued by the Standing Committee of the National People’s Congress on December 28, 2012 emphasizes the need to protect electronic information that contains individual identification information and other private information. The decision requires internet service providers to establish and publish policies regarding the collection and use of personal electronic information and to take necessary measures to ensure the security of the information and to prevent leakage, damage or loss. Furthermore, the Ministry of Industry and Information Technology’s Order on Protection of Personal Information of Telecommunications and Internet Users (《電信和互聯網用戶個人信息保護規定》), which took effect on September 1, 2013, contains detailed requirements on the use and collection of personal information as well as the security measures to be taken by internet service providers.

The Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law of the PRC (《中華人民共和國個人信息保護法》) on August 20, 2021, effective on November 1, 2021. According to the Personal Information Protection Law, personal information is all kinds of information, recorded by electronic or other means, related to identified or identifiable natural persons, not including information after anonymization handling. The principles of legality, propriety, necessity, and sincerity shall be observed for personal information handling. Moreover, the Personal Information Protection Law specified rules for handling sensitive personal information, which means personal information that, once leaked or illegally used, may easily cause infringement of the dignity of natural persons or harm to personal or property security, including information on biometric characteristics, financial accounts and individual location tracking, and the personal information of minors under the age of 14. Personal information handlers shall bear responsibility for their personal information handling activities, and adopt the necessary measures to safeguard the security of the personal information they handle. Otherwise, the personal information handlers will be ordered to correct or suspend or terminate the provision of services and be subject to confiscation of illegal income, fines or other penalties. Any personal information processor outside the territory of the PRC that processes the personal information of natural persons located within the PRC territory under any of the circumstances set forth in the Personal Information Protection Law shall establish a special agency or designate a representative within the territory of the PRC to be responsible for handling matters relating to personal information protection. Where a personal information processor needs to provide personal information outside the territory of the PRC due to business or other needs, it shall meet one of the conditions prescribed by the Personal Information Protection Law, such as passing a security evaluation organized by the Cyberspace Administration of China, or other conditions prescribed by laws, administrative regulations or the Cyberspace Administration of China. Where an overseas organization or individual engages in personal information processing activities infringing upon the personal information rights and interests of PRC citizens or endangering the national security and public interests of the PRC, the Cyberspace Administration of China may include such organization or individual in the list of subjects to whom provision of personal information is restricted or prohibited, announce the same, and take measures such as restricting or prohibiting provision of personal information to such organization or individual.

REGULATORY OVERVIEW

Regulations Relating to Intellectual Property

Regulations on Patent Law

Patents in the PRC are mainly protected under the Patent Law of the People’s Republic of China (《中華人民共和國專利法》), which was issued by the Standing Committee of the National People’s Congress in 1984 and last amended on October 17, 2020, effective on June 1, 2021, and Implementation Rules of the Patent Law of the People’s Republic of China (《中華人民共和國專利法實施細則》), which were promulgated by the State Council in 2001 and last amended on January 9, 2010. Draft amendments to the Implementation Rules of the Patent Law are currently under review. The Patent Law and its implementation rules provide for three types of patents: “invention,” “utility model” and “design.” “Invention” refers to any new technical solution relating to a product, a process or improvement thereof; “utility model” refers to any new technical solution relating to the shape, structure, or their combination, of a product, which is suitable for practical use; and “design” refers to any new design of the whole or partial shape, pattern, color or the combination of any two of them, of a product, that creates an aesthetical feeling and is suitable for industrial application. Invention patents are valid for 20 years, while design patents and utility model patents are valid for 15 years and 10 years, respectively, each calculated from the date of application. To be patentable, invention or utility models must meet three criteria: novelty, inventiveness and practicability. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of the patent rights.

If a dispute arises due to patent infringement, the dispute must be settled through consultation involving both parties. If one or both parties are unwilling to submit to consultation, or if the consultation fails, then the patentee or any interested party may initiate legal proceedings in the People’s Court, or request the patent administrative department to handle the matter.

Regulations on Loans Between a Foreign Company and its Chinese Subsidiaries

A loan made by foreign investors as shareholders in a foreign-invested enterprise is considered to be foreign debt in the PRC and is regulated by various laws and regulations, including the Regulation on Foreign Exchange Administration of the PRC, the Interim Provisions on the Management of Foreign Debts (《外債管理暫行辦法》) promulgated by the State Administration of Foreign Exchange, the National Development and Reform Commission and the Ministry of Finance and most recently amended on July 26, 2022, the Administrative Measures for Registration of Foreign Debts (《外債登記管理辦法》) promulgated by the State Administration of Foreign Exchange and amended on May 4, 2015, and the Notice of the People’s Bank of China on Matters Concerning the Prudent Macro Management of All Cross-Border Financing (《關於全口徑跨境融資宏觀審慎管理有關事宜的通知》 ) promulgated on January 11, 2017. Under these rules, a shareholder loan in the form of foreign debt made to a Chinese entity does not require the prior approval of the State Administration of Foreign Exchange. However, such foreign debt must be registered with and recorded by the State Administration of Foreign Exchange or its local branches. Circular 28 provides that a non-financial enterprise in the pilot areas may register the permitted amounts of foreign debts, which is as twice of the non-financial enterprise’s net assets, at the local foreign exchange bureau. Such non-financial enterprise may borrow foreign debts within the permitted amounts and directly handle the relevant procedures in banks without registration of each foreign debt. However, the non-financial enterprise should report its international income and expenditure regularly.

Regulations Relating to M&A Rules and Overseas Listing

On August 8, 2006, six PRC regulatory agencies, including Ministry of Commerce, the State-owned Assets Supervision and Administration Commission of the State Council, the State Administration of Taxation, the State Administration for Market Regulation, the China Securities Regulatory Commission and the State Administration of Foreign Exchange, issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (《關於外國投資者併購境內企業的規定》), or the M&A Rules, which was amended on June 22, 2009. Foreign investors are subject to the M&A Rules when they purchase equity interest of a domestic company or subscribe for the increased capital of a domestic company that changes a domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC, purchase the assets of a domestic company and operate the assets via such foreign-invested enterprise; or when the foreign investors purchase the assets of a domestic company, establish a foreign-invested enterprise by injecting such assets and operate the assets. The M&A Rules require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission prior to publicly listing their securities on an overseas stock exchange. The M&A Rules also provide that if a PRC entity or individual plans to merge or acquire its related PRC entity through an overseas company legitimately incorporated or controlled by such entity or individual, such a merger or acquisition shall be subject to examination and approval by the Ministry of Commerce.

REGULATORY OVERVIEW

The M&A Rules and other recently adopted regulations and rules concerning mergers and acquisitions also establish additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand.

On July 6, 2021, the PRC government authorities issued the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law (《關於依法從嚴打擊證券違法活動的意見》). These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On December 27, 2021, the National Development and Reform Commission and the Ministry of Commerce jointly issued the 2021 Negative List, which became effective on January 1, 2022. Pursuant to that, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors.

On December 24, 2021, the State Council issued the Draft of the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (《境內企業境外發行證券和上市備案管理辦法(徵求意見稿)》), or the Draft Provisions, and the Draft of the Provisions of the State Council on Administration of Overseas Securities Offering and Listing by Domestic Companies (《國務院關於境內企業境外發行證券和上市的管理規定 (草案徵求意見稿) 》), or the Draft Administration Measures, for public comments. According to the Draft Provisions and the Draft Administration Measures, the overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the China Securities Regulatory Commission. Specifically, the determination of an indirect offering and listing will be conducted on a “substance over form” basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or the business operation is mainly carried out in the PRC. According to the Draft Administration Measures, an overseas offering and listing is prohibited under any of the following circumstances: (i) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (ii) if the intended securities offering and listing constitutes a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) if there are material ownership disputes over the equity, major assets, and core technology, etc. of the issuer; (iv) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (v) if, in past three years, directors, supervisors, or senior executives have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (vi) other circumstances as prescribed by the State Council. Non-compliance with the Draft Administration Measures or an overseas listing completed in breach of Draft Administration Measures may result in a warning on the relevant domestic companies and a fine of RMB1 million to RMB10 million on them. If the circumstances are serious, they may be ordered to suspend their business or suspend their business rectification, or their permits or businesses license may be revoked. Furthermore, the controlling shareholder, actual controllers, directors, supervisors, and senior executives of the domestic enterprises may be warned, and/or fined between RMB500,000 to RMB5,000,000 either individually or collectively.

According to the Draft Provisions, the issuer or its affiliated domestic company, as the case may be, shall file with the China Securities Regulatory Commission (i) with respect to its initial public offering and listing within three business days, after its initial filing of the listing application to the regulator in the place of the intended listing, (ii) with respect to its follow-on offering within three business days after completion of the follow-on offering, (iii) with respect to its follow-on offering for purpose of acquiring specific assets, within three business days after the first public announcement of the transaction, and (iv) with respect to listing by means of acquisition, share swap, transfer of shares and similar transactions, within three business days after its initial filing of the listing application or the first public announcement of the transaction, as case may be.

REGULATORY OVERVIEW

On April 2, 2022, the China Securities Regulatory Commission published the Provisions on Strengthening the Confidentiality and Archives Management of Overseas Issuance and Listing of Securities (Draft for Comments) (《關於加強境內企業境外發行證券和上市相關保密和檔案管理工作的規定》 (徵求意見稿))for public comments. Pursuant to this draft, domestic joint-stock enterprises listed in overseas markets via direct offering and domestic operational entities of enterprises listed in overseas markets via indirect offering must obtain approval and complete filing or other requirements before they publicly disclose any documents and materials that contain state secrets or government work secrets or that, if divulged, will jeopardize China’s national security or public interest, or before they provide such documents or materials to entities or individuals such as securities companies, securities service providers and overseas regulators. As of the Latest Practicable Date, it is still unclear as to what approvals and procedures might be required in practice.

HISTORY AND CORPORATE STRUCTURE

The following section sets forth updated and supplemental information in the Listing Application relating to selected aspects of our history, development and corporate structure.

OVERVIEW

The history of our retail credit and enablement business dates back to August 2005, when Ping An Group launched a consumer loan business in Shenzhen, China.

In 2014, we underwent a series of reorganizations to further the strategic development of our business and incorporated Lufax Holding Ltd as an exempted company under the laws of the Cayman Islands in December 2014 to act as the holding company for our corporate group. In May 2016, we acquired our retail credit and enablement business from Ping An Group.

Prior to our initial public offering in the United States, we carried out three rounds of equity financing, the first two in 2015 and 2016, and the third one with separate closings in 2018 and 2019. In addition, we issued automatically convertible promissory notes and optionally convertible promissory notes in 2020. On October 30, 2020, the ADSs representing our ordinary shares commenced trading on NYSE under the symbol “LU.”

KEY BUSINESS MILESTONES

The following is a summary of our key business development milestones in our history:

Year	Event

2005	Launched our retail credit and enablement business when Ping An Group started a consumer loan business in Shenzhen, China

2011	Shanghai Lufax was established by Ping An Group as one of its online wealth management business units

2012	Launched our first online secondary trading place, lufax.com, offering wealth management services

2013	Launched our mobile application, Lufax App, on the iOS and Android platform

2014	Incorporated the Company under the laws of the Cayman Islands Chongqing Jin’an Microloan Co., Ltd. was incorporated under the laws of the PRC

2015	Expanded product offering to include fund products Launched our mobile application, Puhui App, on the iOS and Android platform

2016

Acquired 100% equity interests in Gem Alliance Limited and its subsidiaries (including but not limited to Ping An Puhui Enterprises Management and Ping An Puhui Financing Guarantee Co., Ltd.)

Expanded operations into the retail credit and enablement business

Awarded the 2016 Best Internet Financial Platform Award (2016年度最佳互聯網金融平臺獎) at the China Securities Journal Golden Bull Awards (中國證券報金牛獎), the 2016 Top Ten Cases of Fintech Innovation (2016 年中 國金融機構金牌榜年度十佳互聯網金融創新公司) by the Financial Times (金 融時報社), and the 2016 Asian Banker’s Trading Platform Award (亞洲銀行家2016年度交易平臺) by the Asian Banker (亞洲銀行家)

2017

Established Jinjiong (Shenzhen) Technology Service Company Ltd. as our joint headquarter in Shenzhen

Named as the 2017 Outstanding Fintech Company (2017年度卓越金融科技公司) by the Economic Observer (經濟觀察報) and the 2017 Most Competitive Internet Wealth Management Platform (2017卓越競爭力互聯網財富管理平臺) by the China Business Journal (中國經營報)

Awarded the 2017 Best-in-Class Risk Control Award (2017風控能力先鋒機構獎) and the 2017 Best-in-Class Fintech Award (2017科技金融先鋒機構獎) by the International Finance News (國際金融報)

HISTORY AND CORPORATE STRUCTURE

Year	Event

2019	Completed our C-round financing Passed the CMMI Level 3 Appraisal

2020	We listed the ADSs on the NYSE under the symbol “LU” Established Ping An Consumer Finance Co., Ltd. and obtained the Financial Business Permit (金融許可證) issued by the CBIRC Shanghai Office

2022

Awarded the Best Inclusive Finance Project in China (中國最佳普惠金融項目) and the Annual Green Sustainable Management Platform (年度綠色可持續管理平臺) by the Asian Banker (亞洲銀行家)

Awarded the Leading Financial Institution for SME Services of 2022 (年度中小企業服務領航金融機構) by the Economic Observer (經濟觀察報)

Named in the China 2022 ESG 50 List by Forbes China (福布斯)

Awarded the Sustainable Development Species Award (可持續發展物種獎) for our Janus risk decision engine by the Harvard Business Review (China edition) (哈佛商業評論)

Awarded the Competitive Company of the Year (2022年度競爭力公司) by 21st Century Business Herald (21世紀經濟報導)

OUR PRINCIPAL OPERATING SUBSIDIARIES

Set forth below are certain details of our principal subsidiaries and Consolidated Affiliated Entities which made a material contribution to our results of operations during the Track Record Period:

Name of Entity	Principal Business Activities	Place of Establishment	Date of Establishment

Gem Blazing Limited	Intermediate holding	Cayman Islands	May 28, 2015
Wincon Hong Kong Investment Company	Intermediate holding	Hong Kong	December 29, 2014
Weikun (Shanghai) Technology	Technology advisory service	PRC	February 28, 2015

Jinjiong (Shenzhen) Technology Service Company Ltd.	Intermediate holding	PRC	October 16, 2017
Lufax (Shenzhen) Technology	Internet platform service	PRC	September 25, 2018
Gem Alliance Limited	Intermediate holding	Cayman Islands	May 26, 2015
Harmonious Splendor Limited	Intermediate holding	Hong Kong	June 1, 2015
Ping An Puhui Financing Guarantee Co., Ltd.	Financing guarantee business	PRC	December 25, 2007
Ping An Puhui Enterprises Management	Enterprise management service	PRC	July 7, 2015
Chongqing Jin’an Microloan Co., Ltd.	Microloan business(1)	PRC	December 25, 2014

HISTORY AND CORPORATE STRUCTURE

Name of Entity	Principal Business Activities	Place of Establishment	Date of Establishment
Ping An Puhui Investment & Consulting Co., Ltd.	Investment and financial consulting service	PRC	September 5, 2005
Ping An Puhui Information Services Co., Ltd.	Information technology service	PRC	July 18, 2016
Ping An Consumer Finance Co., Ltd.	Consumer finance business	PRC	April 9, 2020
Shanghai Xiongguo	Intermediate holding	PRC	December 10, 2014
Shanghai Lufax	Online wealth management information platform service	PRC	September 29, 2011
Shenzhen Lufax Enterprise Management	Intermediate holding	PRC	May 23, 2018

Note:

(1)	As of the Latest Practicable Date, Chongqing Jin’an Microloan Co., Ltd. was not involved in any business.

MAJOR SHAREHOLDING CHANGES OF THE COMPANY AND OUR PRINCIPAL SUBSIDIARIES

Shareholding changes of the Company

The Company was incorporated as an exempted company with limited liability in the Cayman Islands on December 2, 2014. As of the date of our incorporation, our authorized share capital was US$50,000 divided into 5,000,000,000 shares of US$0.00001 par value each, of which 4,500,000,000 shares were designated as Class A ordinary shares and 500,000,000 shares were designated as Class B ordinary shares.

Class A Ordinary Shares

On the date of our incorporation, the Company issued 949,999,999 Class A ordinary shares, among which (i) 173,744,732 Class A ordinary shares to Lanbang Investment Company Limited, (ii) 280,705,464 Class A ordinary shares to Tongjun Investment Company Limited, (iii) 20,644,803 Class A ordinary shares to Linzhi Jinsheng Investment Company Limited, and (iv) 474,905,000 Class A ordinary shares to An Ke Technology, for a nominal consideration in connection with our corporate restructuring to mirror the then-shareholding structure in Shanghai Lufax.

As part of a reorganization, we acquired 40% equity interest in each of Ping An Jixin (Shanghai) Investment Management Co., Ltd. and Chongqing Chongjiaosuo Enterprise Management Limited in 2018. Upon the completion of the transaction, we issued 22,146,871 Class A ordinary shares to Honor Reliance Development Limited, for a nominal consideration on June 12, 2018. Ping An Jixin (Shanghai) Investment Management Co., Ltd., Chongqing Chongjiaosuo Enterprise Management Limited and Honor Reliance Development Limited are all controlled by the same person.

Class B Ordinary Shares

On March 23, 2015 and January 15, 2016, the Company issued a total of 73,124,858 Class B ordinary shares for a total consideration of US$776.6 million to our A-round investors, namely, Key Horizon Limited, CDH Merivale Limited, Fintech Investment Co. Ltd., Sino Delightful Holdings Limited, Ease Run Global Limited, Fung Shing Investments Ltd., Excelwit Investments Limited, Guosheng Internet Investment L.P. and Union Expert Investment Holding Limited.

On January 15, 2016, the Company issued a total of 62,071,988 Class B ordinary shares for a total consideration of approximately US$924 million to our B-round investors, namely, Bank of China Group Investment Limited, Chia Tai Bright Enterprise Limited, Spectron Enterprises Limited, Magic Continent Limited, CMBC International Holdings Limited, Country Garden Holdings Company Limited, Guotai Junan Finance (Hong Kong) Limited, Guosheng Internet Investment L.P., Lu Hu Investment Company Limited and Fung Shing Investments Ltd.

HISTORY AND CORPORATE STRUCTURE

Convertible Promissory Notes Issued to Ping An Overseas Holdings and An Ke Technology

In October 2015, in connection with our acquisition of the retail credit and enablement business from Ping An Insurance, we issued the Ping An Convertible Promissory Notes. The acquisition was consummated in May 2016. In October 2015, Ping An Overseas Holdings agreed to transfer US$937.8 million of the outstanding principal amount of the Ping An Convertible Promissory Notes and all rights, benefits and interests attached thereunder to An Ke Technology.

In December 2022, the Company, Ping An Overseas Holdings and An Ke Technology entered into an amendment and supplemental agreement to amend the terms of the Ping An Convertible Promissory Notes (the “Amendment and Supplemental Agreement”), pursuant to which (i) the parties agreed to extend the maturity date from October 8, 2023 to October 8, 2026 and the commencement date of the conversion period from April 30, 2023 to April 30, 2026 for the remaining 50% outstanding Ping An Convertible Promissory Notes, and (ii) 50% of the outstanding principal amount of the Ping An Convertible Promissory Notes shall be deemed redeemed from the effective date of the Amendment and Supplemental Agreement. As a result, each of these Ping An Convertible Promissory Notes bears interest from the date of issuance, unless otherwise agreed, at the rate of 0.7375% per annum of the principal amount of each of the Ping An Convertible Promissory Notes outstanding from time to time, which will be payable by us semi-annually until the eleventh anniversary of the issuance date of the Ping An Convertible Promissory Notes. The remaining 50% outstanding Ping An Convertible Promissory Notes which were not redeemed can be converted, in whole or in part, into the Shares (or the ADSs) at any time from April 30, 2026 until the date which is five business days before (and excluding) October 8, 2026, at an initial conversion price of US$14.8869 per ordinary share subject to certain adjustments as set forth in the terms and conditions of each of the Ping An Convertible Promissory Notes. The Ping An Convertible Promissory Notes can be converted into an aggregate of 72,631,970 ordinary shares, representing approximately 6.3% of the total issued and outstanding Shares as of the Latest Practicable Date. Unless converted or purchased and canceled prior to October 8, 2026, the Company will redeem the remaining 50% outstanding principal amount of the Ping An Convertible Promissory Notes together with accrued interests on October 8, 2026. The holders of the Ping An Convertible Promissory Notes shall have the right (but not obligation) to require the Company to redeem the outstanding principal amount of the Ping An Convertible Promissory Notes and accrued interests after the occurrence of an event of default under the Ping An Convertible Promissory Notes and the Company fails to take any remedial steps within 45 days after the receipt of the written notice served by the holders of the Ping An Promissory Notes specifying the occurrence of any of the events of defaults.

In consideration of the above redemption and the extension of the maturity date and taking into account the fair market value of the Ping An Convertible Promissory Notes determined by the independent valuers, pursuant to the Amendment and Supplemental Agreement, the Company agreed to pay Ping An Overseas Holdings and An Ke Technology a total amount of approximately US$1,071.1 million (the “Consideration”) together with the unpaid interest accrued on the redeemed notes up to and including the effective date of the Amendment and Supplemental Agreement. The first tranche payment of the Consideration in the total amount of approximately US$535.53 million was paid in December 2022. It is expected that the remaining Consideration will be paid in March 2023 or such other date(s) within one year after the effective date of the Amendment and Supplemental Agreement as mutually agreed by the Company, Ping An Overseas Holdings and An Ke Technology.

As of December 31, 2022, the outstanding principal amount of the Ping An Convertible Promissory Notes amounted to RMB6,803.7 million.

Change of Authorized Share Capital

On October 18, 2018, our authorized share capital was re-classified to US$50,000 divided into 5,000,000,000 shares of par value of US$0.00001 each, of which 4,000,000,000 shares were designated as Class A ordinary shares, 500,000,000 shares were designated as Class B ordinary shares, and 500,000,000 shares were designated as Class C ordinary shares.

Class C Ordinary Shares

On November 29, 2018 and January 31, 2019, we issued a total of 46,949,725 Class C ordinary shares for a total consideration of approximately US$1,411.9 million to our C-round investors and purchasers, namely, F3 Holding LLC, DIC Holding LLC, HS Investments AP13 Limited, HS Investments (A) L.P., HS Investments (C) Limited, So Cheung Wing, Lux Holdings Limited, LionRock LJS L.P. (formerly known as LionRock Money L.P.), All-Stars PESP V Limited, Macquarie Capital Asian Fintech Investments Holdings LP, SBI Hong Kong Holdings Co., Limited, SBI AI&Blockchain Investment LPS, J.P. Morgan Securities LLC, UBS AG, London Branch, Hermitage Galaxy Fund SPC (on behalf of, Hermitage Fund Four SP), Broad Street Principal Investments L.L.C., United Overseas Bank Limited, Bangkok Bank Public Company Limited, Saber Capital (Mauritius) Limited.

HISTORY AND CORPORATE STRUCTURE

C-Round Restructuring Convertible Notes

On September 30, 2020, we issued automatically convertible promissory notes and optionally convertible promissory notes (together, the “C-Round Restructuring Convertible Notes”) in a total principal amount of US$1,361,925,000 to certain holders of our Class C ordinary shares in exchange for a total of 45,287,111 Class C ordinary shares held by them. These holders are F3 Holding LLC, DIC Holding LLC, HS Investments AP13 Limited, So Cheung Wing, Lux Holdings Limited, LionRock LJS L.P., All-Stars PESP V Limited, Macquarie Capital Asian Fintech Investments Holdings LP, SBI Hong Kong Holdings Co., Limited, SBI AI&Blockchain Investment LPS, HS Investments (A) L.P., HS Investments (C) Limited, UBS AG, London Branch, Hermitage Galaxy Fund SPC on behalf of Hermitage Fund Four SP, Broad Street Principal Investments L.L.C., United Overseas Bank Limited, Saber Capital (Mauritius) Limited, Rajendra Singh 2011 Florida Trust FBO Hersh Raj Singh, Rajendra Singh 2011 Florida Trust FBO Samir Raj Singh, LMA SPC for the account of Map 248 Segregated Portfolio, Aaron Nieman, Blaine Marder, J.P. Morgan Securities LLC and Generation Growth Investors Limited.

The automatically convertible promissory notes (the “Automatically Convertible Notes”) were mandatorily and automatically converted into our ordinary shares upon the closing of our initial public offering in the U.S. in November 2020. The number of ordinary shares issued to the holder of Automatically Convertible Note(s) upon the automatic conversion were determined by dividing the outstanding principal amount of Automatically Convertible Note(s) by the price per ordinary share issued by us in our initial public offering in the U.S. in November 2020, subject to adjustments. The Automatically Convertible Notes bear interest from (and excluding) the date of issuance at the rate of 6% per annum of the principal amount outstanding, which were payable by us upon the conversion of the notes at the closing of our initial public offering in the U.S. in November 2020.

Pursuant to the optionally convertible promissory notes (the “Optionally Convertible Notes”), at any time during the period commencing on the closing of our initial public offering in the U.S. in November 2020 and ending on the business day immediately prior to September 30, 2023, the holder of Optionally Convertible Note(s) shall have the right (but not the obligation) to require the Company to convert all or any portion of the outstanding principal amount of the Optionally Convertible Note(s) into ordinary shares; and at any time during the period commencing on the first anniversary of the closing of our initial public offering in the U.S. (i.e., November 3, 2021) and ending on the business day immediately prior to September 30, 2023 we shall have the right (but not the obligation) to require the holders to convert all (but not less than all) of the outstanding principal amount of Optionally Convertible Note(s) into ordinary shares, so long as the closing price of the ADSs representing the ordinary shares during a specified period of time is at least 125% of approximately US$30.07 per ordinary share. The conversion price for the Optionally Convertible Notes is approximately US$30.07 per ordinary share, subject to adjustments, and the Optionally Convertible Notes can be converted into an aggregate of 43,506,290 ordinary shares, representing approximately 3.8% of the total issued and outstanding Shares as of the Latest Practicable Date. The Optionally Convertible Notes bear interest from (and excluding) the date of issuance at the rate of 6% per annum of the principal amount outstanding, which will be payable by us upon each of the first and second anniversary of date of issuance as well as the earlier of September 30, 2023 or the date(s) of conversion until the notes become fully repaid or converted.

As of December 31, 2022, the outstanding principal amount of the Optionally Convertible Notes amounted to RMB8,062.4 million.

Immediately prior to the completion of our initial public offering in the U.S. in November 2020, our authorized share capital increased to US$100,000 divided into 10,000,000,000 shares of US$0.00001 par value each, and (i) all of our issued and outstanding Class B ordinary shares and Class C ordinary shares were automatically converted into 136,859,460 Class A ordinary shares on a one-for-one basis, (ii) the remaining authorized and unissued Class B ordinary shares and Class C ordinary shares were re-designated and re-classified into Class A ordinary shares, (iii) all of the then issued and outstanding Class A ordinary shares and the remaining authorized and unissued Class A ordinary shares were re-designated and reclassified into ordinary shares on a one-for-one basis.

For subsequent shareholding changes of the Company, see “Statutory and General Information—A. Further Information about the Company and Our Subsidiaries—2. Changes in share capital of the Company” in Appendix IV to this document.

Shareholding changes of our principal subsidiaries

For details of the changes in shareholding in our principal subsidiaries, see “Statutory and General Information—A. Further Information about the Company and Our Subsidiaries—3. Changes in the share capital of our subsidiaries” in Appendix IV to this document.

HISTORY AND CORPORATE STRUCTURE

MAJOR ACQUISITIONS, DISPOSALS AND MERGERS

In order to expand our business into the retail credit market, the Company acquired the entire issued share capital of Gem Alliance Limited, an investment holding company incorporated in the Cayman Islands that is principally engaged in retail credit and enablement business in the PRC through its wholly-owned subsidiaries, including Ping An Puhui Enterprises Management. For further details on the business of Ping An Puhui Enterprises Management, see the sections headed “Business—Our Business Model” in this document.

The Company acquired the entire issued share capital of Gem Alliance Limited from Ping An Overseas Holdings, the Controlling Shareholder, by entering into a share purchase agreement with Ping An Overseas Holdings dated August 27, 2015 and issuing convertible promissory notes as consideration to Ping An Overseas Holdings in October 2015, which were further transferred to An Ke Technology in October 2015. For details of the convertible promissory notes, see the paragraph headed “—Major Shareholding Changes of the Company and our Principal Subsidiaries—Shareholding changes of the Company—Convertible Promissory Notes Issued to Ping An Overseas Holdings and An Ke Technology” in this section. The consideration was determined based on arm’s length negotiation among the parties with reference to, amongst other things, the financial conditions, business prospects and market position of Gem Alliance Limited and its subsidiaries. The acquisition was properly and legally completed and settled on May 31, 2016. Ping An Puhui Enterprises Management and its wholly-owned subsidiaries have since then became wholly-owned subsidiaries of the Company.

Save as disclosed above, we have not conducted any other acquisitions, disposals or mergers since our inception that we consider to be material to us.

OUR INVESTORS PRIOR TO THE NYSE LISTING

Prior to the listing of the ADSs on the NYSE in October 2020, the Company had raised three rounds of equity financing in the form of issuance of Class B ordinary shares and Class C ordinary shares of the Company. The total consideration of such financings was approximately US$3.1 billion. The financings led to the issuance of certain Class B ordinary shares and Class C ordinary shares in the share capital of the Company, and immediately prior to the completion of our initial public offering in the U.S., (i) all of our issued and outstanding Class B ordinary shares and Class C ordinary shares were automatically converted into 136,859,460 Class A ordinary shares on a one-for-one basis, (ii) the remaining authorized and unissued Class B ordinary shares and Class C ordinary shares were re-designated and re-classified into Class A ordinary shares, and (iii) all of the then issued and outstanding Class A ordinary shares and the remaining authorized and unissued Class A ordinary shares were re-designated and reclassified into ordinary shares on a one-for-one basis. Further details are as set out in the sub-section headed “—Major Shareholding Changes of the Company and our Principal Subsidiaries—Shareholding changes of the Company” in this section.

LISTING ON THE NYSE

On October 30, 2020, we listed the ADSs on the NYSE under the symbol “LU.” Our initial public offering was completed on November 3, 2020. Pursuant to our initial public offering, we sold 175,000,000 ADSs, representing 87,500,000 ordinary shares, at an offering price of US$13.50 per ADS. In addition, the underwriters exercised their option in part to purchase an additional 24,155,128 ADSs, representing 12,077,564 ordinary shares, at the public offering price on December 1, 2020. We raised US$2,578.9 million in net proceeds from our initial public offering after deducting underwriting commissions and discounts and the offering expenses payable by us.

As of the Latest Practicable Date, we have utilized over 80% of the net proceeds from our initial public offering in the U.S. for general corporate purposes. We still intend to use the remainder of the proceeds for purposes as disclosed in our registration statement on Form F-1 issued in connection with our initial public offering in the U.S. We invest any unutilized net proceeds in short-term, interest-bearing bank wealth management products and term deposits.

Our Directors confirm that since the date of our listing on the NYSE and up to the Latest Practicable Date, we had no instances of non-compliance with the rules of the NYSE in any material respects and to the best knowledge of our Directors having made all reasonable enquiries, there is no matter that should be brought to investors’ attention in relation to our compliance record on the NYSE.

HISTORY AND CORPORATE STRUCTURE

REASONS FOR THE LISTING

We are currently seeking to have our Shares listed on the Main Board of the Stock Exchange in order to have the dual primary listing status in both the United States and Hong Kong. Our Directors consider that it is a critical step towards integrating our shareholdings and capital structure with the capital market in Hong Kong, and with the stature and prestige of having the Shares listed on the Stock Exchange, the Company will enhance its competitive position in pursuing its growth strategy particularly in Hong Kong, which the Company believes is beneficial and will create value for its Shareholders.

PRC REGULATORY REQUIREMENTS

According to the Regulations for Merger with and Acquisition of Domestic Enterprises by Foreign Investors (《關於外國投資者併購境內企業的規定》) (the “M&A Rules”) jointly issued by MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, SAT, the CSRC, the SAMR and SAFE on August 8, 2006, effective as of September 8, 2006 and amended on June 22, 2009, a foreign investor is required to obtain necessary approvals when it (i) acquires the equity of a domestic enterprise so as to convert the domestic enterprise into a foreign-invested enterprise; (ii) subscribes the increased capital of a domestic enterprise so as to convert the domestic enterprise into a foreign-invested enterprise; (iii) establishes a foreign-invested enterprise through which it purchases the assets of a domestic enterprise and operates these assets; or (iv) purchases the assets of a domestic enterprise, and then invests such assets to establish a foreign-invested enterprise. The M&A Rules, among other things, further purport to require that an offshore special purpose vehicle, or a special purpose vehicle, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals, shall obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange, especially in the event that the special purpose vehicle acquires shares of or equity interests in the PRC companies in exchange for the shares of offshore companies.

Our PRC Legal Adviser is of the opinion that based on its understanding of the current applicable PRC laws and regulations, the prior CSRC approval for this Listing under the M&A Rules is not required because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether listings like ours under this document are subject to the M&A Rules, (ii) our wholly-owned PRC subsidiaries were not established through mergers or acquisitions of “PRC domestic companies” as such term is defined under the M&A Rules using equities as consideration , (iii) that no provision in the M&A Rules clearly classified contractual arrangements as a type of transaction subject to the M&A Rules, and (iv) this is a listing of a company that has been listed in the United States. However, our PRC Legal Adviser further advises that there is uncertainty as to how the M&A Rules will be interpreted or implemented.

SAFE REGISTRATION IN THE PRC

Pursuant to the SAFE Circular on Relevant Issues Concerning Foreign Exchange Administration of Overseas Investment and Financing and Round-trip Investments Conducted by Domestic Residents through Special Purpose Vehicles (《國家外匯管理局關於境內居民通過特殊目的公司境外投融資及返程投資外匯管理有關問題的通知》 ) (“SAFE Circular 37”), promulgated by SAFE and became effective on July 4, 2014, (a) a PRC resident must register with the local SAFE branch before he or she contributes assets or equity interests in an overseas special purpose vehicle (the “Overseas SPV”) that is directly established or indirectly controlled by the PRC resident for the purpose of conducting investment or financing, and (b) following the initial registration, the PRC resident is also required to register with the local SAFE branch for any major change in respect of the Overseas SPV, including, among other things, a change of Overseas SPV’s PRC resident individual shareholder(s), the name of the Overseas SPV, terms of operation, or any increase or reduction of the Overseas SPV’s capital, share transfer or swap by PRC residents, and merger or division. Pursuant to SAFE Circular 37, failure to comply with these registration procedures may result in penalties.

Pursuant to the SAFE Circular on Further Simplification and Improvement in Foreign Exchange Administration Policies on Direct Investment (《國家外匯管理局關於進一步簡化和改進直接投資外匯管理政策的通知》 ) (“SAFE Circular 13”), which became effective on June 1, 2015, the power to accept SAFE registration was delegated from local SAFE to local banks where the assets or interest in the domestic entity was located.

As advised by our PRC Legal Adviser, Mr. Wenwei DOU, Ms. Wenjun WANG, Mr. Xuelian YANG, Mr. Jingkui SHI, who indirectly hold Shares of the Company and are known to us as being PRC citizens, have completed the process of initial registration under the SAFE Circular 37 in December 2014.

HISTORY AND CORPORATE STRUCTURE

OUR CORPORATE STRUCTURE

The following diagram illustrates a simplified corporate and shareholding structure of the Group as of the Latest Practicable Date:

Notes:

(1)

Represents 285,000,000 ordinary shares held by An Ke Technology, a Hong Kong company and 189,905,000 ordinary shares held by Ping An Overseas Holdings, a Hong Kong company. An Ke Technology is a wholly owned subsidiary of Ping An Financial Technology, which is wholly owned by Ping An Insurance, a company incorporated under the laws of the PRC whose shares are listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange. Ping An Overseas Holdings is a direct wholly-owned subsidiary of Ping An Insurance.

(2)

Represents 275,203,430 ordinary shares held by Tun Kung Company Limited, a British Virgin Islands company, plus, as of January 30, 2023, (i) 33,626,250 ordinary shares which were converted to 67,252,500 ADSs and recorded in and represented by the collateral accounts and the custodial accounts held in the name of Tun Kung Company Limited with Goldman Sachs International pursuant to certain covered call arrangements by and among Tun Kung Company Limited, Goldman Sachs International and Goldman Sachs (Asia) L.L.C. between June and December 2022, and (ii) 15,000,000 ordinary shares which were converted to 30,000,000 ADSs and recorded in and represented by a collateral account held in the name of Tun Kung Company Limited with Morgan Stanley & Co. International plc pursuant to certain variable prepaid share forward arrangements between Tun Kung Company Limited and Morgan Stanley & Co. International plc between April and June 2022. As of December 9, 2022, each of Tongjun Investment Company Limited and Lanbang Investment Company Limited owned 47.2% and 52.8% of the issued and outstanding share capital of Tun Kung Company Limited, respectively. Tongjun Investment Company Limited and Lanbang Investment Company Limited are both British Virgin Islands companies. Each of the two individuals, Mr. Wenwei DOU and Ms. Wenjun WANG, owns 50% of Tongjun Investment Company Limited’s shares. Each of the two individuals, Mr. Xuelian YANG and Mr. Jingkui SHI, owns 50% of Lanbang Investment Company Limited’s shares.

Tongjun Investment Company Limited is a company directly held by two individuals, Mr. Wenwei DOU and Ms. Wenjun WANG, as nominee shareholders to hold the shares of Tongjun Investment Company Limited on behalf of the beneficiaries, who are senior employees of Ping An Insurance and its subsidiaries or associates. Mr. Wenwei DOU is a senior attorney of Ping An Insurance. The nominee shareholders act upon, and vote and pass shareholders’ resolutions relating to, the matters of Tongjun Investment Company Limited in accordance with instructions from a five-person management committee. The five members of the management committee, which consist of Jun Yao, Jianrong Xiao, Peng Gao, Wenwei Dou and Wenjun Wang, represent the beneficiaries in making investment decisions for and supervise the management and operation of Tongjun Investment Company Limited. The five members of the management committee are all employees of Ping An Group. None of the five members is a director or senior management of Ping An Insurance, or a director, senior management or employee of our company.

HISTORY AND CORPORATE STRUCTURE

Each shareholder of Lanbang Investment Company Limited, Mr. Jingkui SHI and Mr. Xuelian YANG, has granted an option to An Ke Technology to purchase up to 100% of his shares in Lanbang Investment Company Limited (the “Lanbang Offshore Call Options”). Lanbang Investment Company Limited held 52.8% of the shares of Tun Kung Company Limited, which in turn beneficially owned 28.3% of our ordinary shares. Each shareholder of Lanbang Investment Company Limited is entitled to his voting and other rights in Lanbang Investment Company Limited prior to An Ke Technology’s exercise of the Lanbang Offshore Call Options.

Lanbang Investment Company Limited has also granted an option to An Ke Technology to purchase up to 100% of its shares in Tun Kung Company Limited (the “Tun Kung Offshore Call Options”, and together with the Lanbang Offshore Call Options, the “Offshore Call Options”). Lanbang Investment Company Limited is entitled to its voting and other rights in Tun Kung Company Limited prior to An Ke Technology’s exercise of the Tun Kung Offshore Call Options.

The shareholders of Lanbang Investment Company Limited also hold the entire equity interest in Shanghai Lanbang Investment Limited Liability Company (“Shanghai Lanbang”), which holds 18.29% of the equity interest in two of the Consolidated Affiliated Entities, Shanghai Xiongguo and Shenzhen Lufax Enterprise Management. Each of Mr. Jingkui SHI and Mr. Xuelian YANG has granted an option to Ping An Financial Technology, the parent company of An Ke Technology, to purchase up to 100% of his equity interest in Shanghai Lanbang (the “Onshore Call Options”), and together with the Offshore Call Options, the “Call Options”).

On August 20, 2021, we were notified that An Ke Technology and its parent company, Ping An Financial Technology, amended the exercise period of the Call Options. Following such amendments to the exercise period of the Call Options, the Call Options are exercisable concurrently, in whole or in part, during the period commencing on November 1, 2024 and ending on October 31, 2034. Such ten-year period may be extended by An Ke Technology or Ping An Financial Technology, as applicable, by written notice.

The exercise price of the Offshore Call Options is calculated pursuant to a formula, which is primarily based upon a predetermined value as multiplied by the ratio of the market price of our ADSs representing our ordinary shares plus any dividends and distributions to the price of our shares paid by our A-round investors. If An Ke Technology had already exercised an option to call the shares under Tun Kung Offshore Call Options before the first exercise of the option to call the shares under Lanbang Offshore Call Options, the exercise price for the first exercise of the option to call the shares under Lanbang Offshore Call Options shall be increased by an amount calculated based on the proceeds received by Lanbang Investment Company Limited pursuant to the exercise of the Tun Kung Offshore Call Options. The exercise price of the Onshore Call Options is calculated pursuant to another formula, which is primarily based upon a predetermined value plus amount as adjusted by a premium rate.

(3)

Namely, Bangkok Bank Public Company Ltd and So Cheung Wing. The foregoing Shareholders are our investors that invested in us before our initial public offering in the U.S. and the share percentage excludes the Shares held by them in the form of ADSs that have been included in note (4) below.

(4)

Represents 388,000,703 ordinary shares underlying the ADSs held by our Depositary, excluding (i) 33,626,250 ordinary shares which were converted to 67,252,500 ADSs and recorded in and represented by the collateral accounts and the custodial accounts held in the name of Tun Kung Company Limited with Goldman Sachs International pursuant to certain covered call arrangements by and among Tun Kung Company Limited, Goldman Sachs International and Goldman Sachs (Asia) L.L.C. between June and December 2022, and (ii) 15,000,000 ordinary shares which were converted to 30,000,000 ADSs and recorded in and represented by a collateral account held in the name of Tun Kung Company Limited with Morgan Stanley & Co. International plc pursuant to certain variable prepaid share forward arrangements between Tun Kung Company Limited and Morgan Stanley & Co. International plc between April and June 2022, as detailed in note (2) above.

(5)

Ping An Financial Technology, Xinjiang Tongjun Equity Investment Limited Partnership, Shanghai Lanbang and Linzhi Jinsheng Investment Management Limited Partnership hold 49.99%, 29.55%, 18.29% and 2.17%, respectively, of the equity interests in each of Shanghai Xiongguo and Shenzhen Lufax Enterprise Management.

Ping An Financial Technology is wholly owned by Ping An Insurance. Xinjiang Tongjun Equity Investment Limited Partnership is a limited partnership incorporated under the laws of the PRC, and each of the two individuals, Mr. Wenwei DOU and Ms. Wenjun WANG, owns 50% of Xinjiang Tongjun Equity Investment Limited Partnership’s interests. Shanghai Lanbang is a company incorporated under the laws of the PRC, and each of the two individuals, Mr. Xuelian YANG and Mr. Jingkui SHI, owns 50% of Shanghai Lanbang’s shares. Linzhi Jinsheng Investment Management Limited Partnership is a limited partnership incorporated under the laws of the PRC, and Mr. Xuelian YANG owns 60% and Mr. Jingkui SHI owns 40% of Linzhi Jinsheng Investment Management Limited Partnership’s interests.

(6)	Shanghai Xiongguo and Shanghai Huikang Information Technology Limited hold 99.995% and 0.005%, respectively, of the equity interests in Shanghai Lufax.
(7)	Ping An Puhui Enterprises Management holds the remaining 9.375% of the equity interests in Chongqing Jin’an Microloan Co., Ltd.

HISTORY AND CORPORATE STRUCTURE

(8)	Ping An Insurance holds the remaining 30% of the equity interests in Ping An Consumer Finance Co., Ltd.

PUBLIC FLOAT

So far as our Directors are aware, immediately following the completion of the Listing (assuming no Shares are issued pursuant to the Share Incentive Plans or upon the conversion of the outstanding Convertible Promissory Notes), the following persons, (i) Ping An Insurance (through An Ke Technology, Ping An Overseas Holdings and Ping An Financial Technology), (ii) Tun Kung Company Limited and (iii) Mr. Gregory Dean GIBB, being Director and chief executive officer of the Company, will hold approximately [REDACTED]% of the Company’s total issued and outstanding Shares in aggregate, and such Shares will not be counted towards the public float for the purpose of Rule 8.08 of the Listing Rules after the Listing.

BUSINESS

The following section sets forth updated and supplemental information in the Listing Application relating to selected aspects of our business and operations as well as a current description of our strengths and strategies.

OVERVIEW

Who we are

We are a leading financial services enabler for small business owners (“SBOs”) in China. Our mission is to foster small business competitiveness and sustainability by providing individual entrepreneurs with easy access to inclusive products and services and empowering institutional partners to reach and serve SBOs efficiently.

We offer tailor-made financing products to SBOs and other high-quality borrowers to address their large unmet needs. In doing so, we have established relationships with over 550 financial institutions in China, many of which have worked with us for over three years. These financial institutions provide funding and credit enhancement for the loans we enable as well as other products to enrich the SBO ecosystem that we are creating.

Through our unique offline-to-online model supported by an extensive nationwide direct sales network, we have served a total of around 6.6 million SBOs in China since our founding, as of September 30, 2022. Our total balance of retail credit enabled reached RMB636.5 billion as of the same date. We ranked second among non-traditional financial service providers for SBOs in China in terms of total outstanding balance of inclusive SMB loans as of June 30, 2022.

Large market opportunity arising from unmet demands of SBOs

Small and micro businesses (“SMBs”) constitute a large, growing and systemically important sector in the Chinese economy with strong national policy support. SMBs have contributed over 60% of China’s GDP and over 80% of its job creation, but they have only obtained a disproportionate 26.0% of total financing as of the end of 2021. There were in aggregate approximately 143.5 million SMBs in China as of the same date according to the State Administration for Market Regulation and the National Bureau of Statistics, including 40.3 million small and micro business entities and 103.2 million sole proprietors.

The SMB sector presents numerous challenges to potential lenders and service providers. Typically, SMBs have small scale operations, with fewer than 50 people and less than RMB30 million of annual income, and are dispersed across a wide range of industries and geographies. Moreover, SMBs have an average lifespan of less than five years. SMBs typically lack collateral to pledge or consistency in cash flow given their small scale and short lifespan. However, SBOs often own and operate multiple SMBs, either consecutively or concurrently, in the same or related industries and at different stages in their lifecycles, and the owners as individuals could have a much stronger credit profile than their businesses do, with real estate, cars or other personal assets.

Our 17 years of accumulated proprietary data and our AI-driven dynamic risk modeling give us what we believe is a unique ability to assess both the SBOs as individuals and their businesses together as a whole to achieve higher precision in credit evaluation and risk-based loan sizing and pricing. We apply rigorous risk control in selecting the right SBO customers while offering larger ticket sizes and longer tenor loans with or without collateral at affordable costs to meet individual entrepreneurs’ working capital needs across their businesses.

This unique risk management capability is difficult for other players to replicate, leading to substantial unmet SMB loan demand, estimated at RMB44.1 trillion as of the end of 2021 by CIC. Traditional financial institutions encounter significant challenges in risk assessment of SMBs due to high turnover and limited collateral while non-traditional financial service providers backed by internet companies primarily rely on social and other online behavior data to provide lending with smaller ticket size and shorter tenor. According to CIC’s recent survey conducted on SBOs in December 2022, 95.3% of the respondents indicated that current available funding meets less than half of their total need.

BUSINESS

Given their inefficiency in serving SMBs, traditional financial institutions have been turning to partnerships with non-traditional financial service providers to enable an increasing portion of the SMB loans that they fund. As of the end of 2021, the total outstanding balance of inclusive SMB loans in China (total credit line extended to a single qualified borrower not exceeding RMB10 million) amounted to RMB20.8 trillion, representing a five-year CAGR of 27.9%, and is expected to grow further to RMB42.7 trillion by the end of 2026 at a CAGR of 15.5%, according to CIC. The percentage of such loans enabled by non-traditional financial service providers increased from 7.8% in 2017 to 12.9% in 2021 while the balance grew at a CAGR of 44.9% over the same period. The proportion enabled by non-traditional financial service providers is expected to increase further to 14.1% in 2026 with the balance growing at a CAGR of 17.7%, outpacing growth of the overall inclusive SMB loan market, according to CIC. In addition, the outstanding balance of inclusive SMB loans as a percentage of total SMB loans in China increased from 24.9% in 2017 to 41.3% in 2021, and is expected to increase further to 50.2% in 2026, demonstrating significant room as well as willingness for financial institutions to further penetrate the inclusive SMB loans segment. Our business is designed specifically to address the pain points of SBOs and to assist financial institution partners in serving the large unfulfilled demand.

Our value propositions to SBOs and financial institution partners

Our market leadership in the SBO segment is underpinned by our ability to integrate the resources of our customers and partners, namely SBOs and financial institutions, and to create value for them.

•	Our value proposition for SBOs includes:

•

Attractive products: We offer funding access with significant flexibility to meet SBOs’ working capital needs at an affordable cost. Our product design and risk assessment approach considers the SBO both as an individual as well as an operator of his or her business, allowing us to price risks accurately. Our sophisticated risk management model combines a multi-faceted sub-segmentation algorithm with 17 years of proprietary data, allowing us to offer flexibility in structure (secured, unsecured, or a mixture of both), size (up to RMB10 million for secured and up to RMB1 million for unsecured) and tenor (up to 36 months) at affordable rates.

•

High-touch engagement: While our loan application, approval and servicing processes are entirely online, we have a nationwide direct sales force of over 40,000 full-time employees covering over 200 cities across China to fully understand the individual needs and preferences of our customers. Our direct sales team offers extensive offline support to SBOs and introduce a personal touch into the customer relationship, which is a major point of differentiation from competitors that provide primarily or even exclusively online support to their users.

•

Fast and convenient online experience: We provide a fast and convenient pure online process for our customers. We embed cutting-edge AI, big data, and blockchain technology into each step of our customer journey to minimize manual input for loan application forms and ensure a hassle-free experience. We are able to complete the loan approval process as fast as 20 minutes from the start of application for unsecured loans using a single app interface.

•	Our value proposition for financial institutions who are our funding, credit enhancement and product partners includes:

•

Extensive customer sourcing: We have an extensive reach that enables financial institutions to access tens of millions of SBOs a year across over 200 cities in China, making it possible for them to scale up in this priority segment in a cost effective manner, perform targeted marketing and improve their sales efficiency.

BUSINESS

•

SBO servicing capabilities (product design, risk analytics, post-loan service): We partner with financial institutions to co-design products that are tailored for SBOs, and we improve their risk management model by providing them SBO customer insights and analytical tools to price risk. We also offer our funding partners and credit enhancement providers post-loan monitoring and collection services to alleviate their burden in managing troubled assets.

•

Compliant and balanced risk sharing: We align our interest with that of our funding partners by sharing credit risk with them through our licensed financing guarantee subsidiary. Our guarantee model, which distinguishes us from competitors that have adopted a loan facilitation model with minimal risk-sharing, when combined with our strong capital base, sets a resilient foundation for us to be compliant and adaptive to the evolving regulatory environment. Our compliant data and risk sharing arrangements allow our funding partners to have controlled risk exposure and better earnings visibility.

Value creation through ecosystem approach

To further strengthen our business model, we launched a new small business owner value-added services platform in November 2022, to foster the growth of an SBO ecosystem that will create greater value for SBOs by deepening connectivity, content and operational service offerings. We have begun to bring in additional service providers to give SBOs access to broader offerings beyond financial products. These include a forum for information exchange, social networking and a suite of digital SaaS solutions. Together, these provide SBOs the necessary connectivity and tools for more effective customer acquisition, easier transaction making and overall improved efficiency.

As our ecosystem evolves, we can deepen the connectivity and engagement between different core participants, enhancing our value creation. We will be able to onboard a much broader set of SBOs to our ecosystem beyond just SBOs with immediate funding needs. By offering comprehensive services to our SBO customers both before and after their financial transactions, we are transforming ourselves into a SBO lifecycle advisor. We believe that this will increase the frequency and depth of customer engagement and enhance the longevity of our customer relationships. The ecosystem is designed to generate powerful self-reinforcing network effects, reinforcing engagement intensity with more customer service offerings, leading to higher customer conversion rate, lower acquisition costs and longer customer life span, thereby lifting our customer lifetime value.

Operating and financial results

As of September 30, 2022, we have served a total of around 6.6 million SBOs since our founding. Our outstanding balance of loans to SBOs amounted to RMB493.4 billion as of September 30, 2022, having grown at a CAGR of 17.7% since December 31, 2020, and accounted for 81.1% of our total loans outstanding enabled under our Puhui brand, representing an increase of 12.6 percentage points since 2020. We became the trusted go-to SBO service provider with 636 out of a total of 1,000 SBO customers surveyed by CIC in December 2022 consider us as the most preferred SBO financing brand.

Our total volume of new loans grew from RMB565.0 billion in 2020 to RMB648.4 billion (US$95.5 billion) in 2021, and decreased from RMB496.8 billion in the nine months ended September 30, 2021 to RMB417.6 billion (US$61.5 billion) in the nine months ended September 30, 2022. Our total outstanding balance of loans grew from RMB545.1 billion in 2020 to RMB661.0 billion (US$97.4 billion) in 2021, and decreased to RMB636.5 billion (US$93.7 billion) in the nine months ended September 30, 2022.

We have a strong balance sheet position. As of September 30, 2022, our net assets stood at RMB95.1 billion with RMB45.8 billion of cash at bank. Our consumer finance subsidiary had a capital ratio of 20.1% and our financing guarantee subsidiary had a leverage ratio of 2.1× as of the same date. Our strong capital position demonstrates our business resilience, and provides a solid foundation for us to navigate through the business cycle. We are focused on delivering value to our shareholders and paid dividends, first annually and then semi-annually, at a dividend payout ratio of 29.4% in 2021 and 32.8% in the first six months of 2022.

Our business has been impacted throughout the Track Record Period by the COVID-19 pandemic and by government policies as they have evolved over time to address it. Our total income grew from RMB52.0 billion in 2020 to RMB61.8 billion (US$9.1 billion) in 2021, and decreased slightly from RMB46.0 billion in the nine months ended September 30, 2021 to RMB45.8 billion (US$6.7 billion) in the nine months ended September 30, 2022. Our profit before income tax expenses grew from RMB17.9 billion in 2020 to RMB23.4 billion (US$3.4 billion) in 2021, and decreased from RMB19.1 billion in the nine months ended September 30, 2021 to RMB13.6 billion (US$2.0 billion) in the nine months ended September 30, 2022. We made a net profit throughout the Track Record Period, with net profits of RMB12.3 billion and RMB16.7 billion (US$2.5 billion) in 2020 and 2021, respectively, and RMB13.8 billion and RMB9.6 billion (US$1.4 billion) in the nine months ended September 30, 2021 and 2022, respectively. We had a net margin of 27.0% in 2021 and 20.9% in the nine months ended September 30, 2022.

BUSINESS

We achieved strong profitability from 2020 through the first half of 2022 despite an average APR decline of over 6 percentage points for new general unsecured loans over that period. However, the impact of COVID-19 in 2022 has created greater volatility in our financial performance in the second half of 2022. See “Summary—Recent Developments” for further developments after the Track Record Period. While we cannot make any assurances about our future performance, we expect that our focus on serving SBOs and our pivot to serving higher quality customers will drive a U-shaped recovery in our financial performance over time as the impact of the COVID-19 pandemic recedes and as new loan vintages replace older ones.

OUR STRENGTHS

We believe that the following six competitive strengths contribute to our success and differentiate us from our competitors:

Leading SBO Financial Service Enabler in a Large and Underserved Market

We are a market leader with significant first-mover advantages, including a large existing customer base and longstanding institutional relationships with key financial institution partners. We are the second largest non-traditional financial service provider for SBOs by total outstanding balance of inclusive SMB loans as of June 30, 2022, with a 17.6% market share, according to CIC. Our industry leadership makes us a preferred service provider for both SBOs and financial institution partners. Since our inception, we have served around 6.6 million SBO customers. With the data we have accumulated and the insights we can draw from our large customer base, we have a profound understanding of the needs of SBOs, which allows us to provide tailored products and services to our customers, and creates a high entry barrier for others who have entered or might enter this sector after us. In addition, we have institutional relationships with over 550 financial institutions, including some of the largest banks, trust companies, consumer finance companies, leasing companies, insurers, funds and asset managers in China. We have worked with many of these partners for more than three years, and our deep partnerships with them allow us to provide a full suite of financial products and at the same time enable us to understand and help overcome their difficulties in servicing SBOs.

The SMB financing market is both large and underserved. SMBs represent a key segment of the Chinese economy with large unmet demand for financing and strong growth potential. As of the end of 2021, there were around 143.5 million SMBs in China, contributing over 60% of total GDP. Their unmet financing demand is estimated at RMB44.1 trillion by CIC and is expected to increase to RMB70.9 trillion in 2026. The SMB segment is expected to exhibit healthy growth in the next five years, and the outstanding balance of inclusive SMB loans is expected to grow at a CAGR of 15.5% to reach RMB42.7 trillion by 2026.

SBO-centric Product Design and Tailored Offerings

We design attractive products with significant flexibility to meet both SBO needs and the requirements of our financial institution partners. SBOs typically need larger ticket size loans with longer tenors, often on short notice. We are able to offer loan products with flexibility in structure (secured, unsecured, or a mixture of both), size (up to RMB10 million for secured and up to RMB1 million for unsecured) and tenor (up to 36 months) at affordable rates, which can be customized with different features for different customers.

Our data-driven algorithms are key to enabling us to provide this flexibility. We first categorize our customers into established SBOs, developing SBOs or non-SBOs based on regulatory categorizations. We then apply a list of key criteria including operating history, scale, cash flow stability, credibility of shareholders and industry segment to come up with risk ratings on our customers based on our recently adopted R1 (highest) to R6 (lowest) borrower quality ranking system. Taking into account geographic location and local conditions, we further differentiate our borrowers into eligible and ineligible. For those whom we grade as eligible to receive loans, we further apply data-driven algorithms to dynamically assign different weightings for different factors, taking into account prevailing macro and sector conditions and risks to customize loan sizing and pricing for each specific customer profile. Crucially, unlike traditional financial institutions or the majority of non-traditional financial services providers, which typically analyze the risk of SBOs either on the business or on the personal level, we are able to combine the two using our algorithms to analyze the risks of our customers more wholistically on a multi-dimensional basis. Our ability to segment risks precisely and accurately allows us to provide larger ticket loans at differentiated pricing to our customers.

BUSINESS

Integrated Offline-to-Online Channels Best Suited to Serve SBOs

Our integrated offline-to-online channels are critical to our ability to serve SBOs in China. SBOs often require customized solutions, as their financial and operational needs may differ based on their business type, region and target customers. Our nationwide direct sales network of over 40,000 full-time employees covering over 200 cities across China is the largest offline sales force focused on the SMB segment among non-traditional financial services providers and is the core of our customer acquisition strategy. Through this network, we have the ability to reach tens of millions of SBOs a year. Direct interaction with our customers enables us to understand their needs, improve our credit decisioning system and identify fraudulent applications through offline customer due diligence, thus allowing us to recommend the most suitable products and to serve our customers more comprehensively while controlling risks. Our direct sales force is complemented by a variety of channel partners and a telemarketing team of over 3,000 members that maintains regular contact with customers. In addition, we are able to tap the customer base of over 10,000 third-party agents on our Lujintong application, which provides information intermediary services to empower brokers to distribute the products of selected financial institution partners to their customers.

We equip our direct sales force with state-of-the-art online customer acquisition and customer engagement technology, assisting them to effectively target high quality borrowers, predict when those borrowers will have unmet funding needs, facilitate their ongoing engagement with them, and eventually increase their customer conversion rate. Our specialized sales enhancement mobile application gives our sales force a graphic portrayal of the geography of their target customers through an AI heat map that identifies regions with higher sales potential and conduct targeted sales activities. In addition, our integrated offline-to-online channels also allow us to further reduce our customer acquisition costs. In the first nine months of 2022, our average customer acquisition costs amounted to 3% of loan amount, lower than the 3–5% average for our non-traditional financial service provider competitors according to CIC.

Robust Data-Driven Risk Management Capabilities

Our credit risk management approach precisely identifies key risks and allows us to target the right cohort of customers. The foundation of our credit risk management is a dual KYC-and-KYB approach. KYC assesses the SBOs’ creditworthiness as individuals, while KYB assesses the cash flow sustainability of the SMBs. Our underwriting algorithm considers the intertwined relationship between the two to segment our customers into detailed risk categories, which allows higher precision in customer selection. With our on-the-ground staff and collection outlets across the country that collect first-hand information on the local markets, we are able to customize our risk management strategies for SBOs in each region to manage and price risk effectively by incorporating regional-specific data into our risk model.

We have a dynamic credit decisioning engine that leverages our proprietary data and incorporates post-loan collection feedback to enhance product pricing, improve underwriting results and lift loan collection efficiency. We start with over 7,000 predictive variables for each borrower, which we narrow down to approximately 1,600 key variables that are used for our loan decision models, of which the vast majority are credit and financial data. Our proprietary models, combined with the large volume of credit and financial data collected over 17 years, allow us to accurately price risks based on borrower creditworthiness. We have around 10,000 agents in our post-origination services team to conduct timely and effective collection of larger size loans. Data from post-loan monitoring and collection efforts is constantly fed back into customer selection and credit approval algorithms to make sure our models are being continually refined to optimize outcomes. Deployment of AI collectors and segmentation algorithms for collection has enhanced our ability to identify fraud and high-risk borrowers.

As a result of our robust risk management, we have been able to maintain sound asset quality through credit cycles. The resilience and fundamental strengths of our business model have been further proven during multiple extended lockdowns in China due to COVID-19.

BUSINESS

Cutting-Edge Proprietary Technologies

We embed cutting-edge technologies end-to-end throughout the SBO customer journey to deliver a seamless and efficient customer experience. Our customer onboarding process deploys biometric identification, natural language processing, and optical character recognition and to a large extent is conducted by video. Over 40% of our customers are vetted entirely by AI tools while the remaining ones are onboarded through a combination of AI tools and remote interviews by underwriting agents. This creates a fast and hassle-free pure online experience for our SBO customers that can be as fast as 20 minutes for general unsecured loans and as little as two hours for the review process for large ticket secured loans. Our credit assessment process is powered by data-driven analytics and anti-fraud technologies, applying micro-facial expression, voice recognition and AI. Customer information is automatically transferred and fed into the system after customer consent is obtained. Our post-loan management and loan collection process utilizes an online system that is powered by AI servicing, intelligent loan collection algorithms and App smart robots. We have created a 24/7 operating command cabin and loan collection system which has increased the stability, speed, and efficiency of our post-loan process. With the assistance of these tools, the average collection agent productivity was over 15% higher in the first nine months of 2022 than in 2020.

We also apply technology to broader use cases to empower our financial institution partners. We offer integrated front-end sales management tools, mid-end AI analytic tools and back-end data tools to our partners to digitize their operations and reduce their reliance on manual processes. Our end-to-end matching process is highly tailored for each partner’s credit appetite. We supply AI risk management solutions to our partners for anti-fraud measures, customer risk rating, customer identity verification, and customer data encryption, according to their business needs. We also provide big data infrastructure services to financial institutions with model building and other value-added solutions that generate output in the form of tailored and customized model strategies, giving financial institutions a one-stop solution for risk framework setting, model iterations and associated data analytics. Finally, we provide a post-loan management interface to our financial institution partners to handle non-performing assets that analyzes each customer’s credit profile and repayment history to determine their willingness to repay their loans and utilizes a combination of our online AI robots and offline collection network to execute the most effective collection approach for each customer.

Experienced Management Team And Strong Support from Ping An Group

We have an experienced management team with a proven track record comprised of veterans from reputable and market leading financial institutions that brings abundant local expertise and international experience to the table. Our Chairman, Mr. Yong Suk CHO, brings more than 20 years of experience in SMB lending and consumer finance, having held senior positions at Citibank and HSBC before joining Ping An Group in 2007. Mr. Cho managed important functions of our retail credit and enablement business even before our company was founded. Mr. Gregory Dean GIBB is a founding member of our company and has been our CEO for more than 10 years. The members of our management team have been with our company for an average of eight years. The foresight of our management team, combined with its strong execution capabilities, has been critical in driving our business transformation through business cycles against the backdrop of the changing regulatory landscape in China. At every point in our journey, our management team has delivered consistent and resilient operational and financial results, with a track record of correctly anticipating different regulatory outcomes and being able to react swiftly to adjust our business model.

Our relationship with Ping An Group, a longstanding business partner and strategic shareholder of ours, has enabled us to establish a business model that would be difficult to replicate while at the same time not compromising our autonomy. Ping An Group’s financial DNA, together with 30 years of R&D in Fintech, has helped us establish a strong understanding of financial services, leverage data in our business more efficiently, positively shape the development of our Fintech capabilities, and develop better insights into the regulatory landscape. Our relationship with Ping An Group also enables us to leverage its channels for customer sourcing, co-design credit insurance products with it and tap its knowledge of core technologies.

OUR STRATEGIES

Driven by substantial unmet demand, we aspire to deepen connections among SBOs and between SBOs and institutional partners to create greater value for our customers. We aim to achieve this by further building out our SBO ecosystem, broadening our institutional network, developing our offline-to-online channels, enhancing user engagement, and deepening our data and technology advantages to meet their needs.

BUSINESS

Further build out SBO ecosystem to deepen customer engagement

In order to enhance products and services for SBOs and institutional partners, we plan to:

•	Continue to enhance our full suite of unsecured and secured loan products, including further leveraging our consumer finance business, to maximize flexibility of options to our customers

•	Introduce a broader range of products, for example non-life insurance products, to meet protection needs of our customers

•	Introduce additional functionalities on our Ludiantong application to enable information sharing and social networking to further enhance connectivity among SBOs in our ecosystem

•

Introduce additional SBO-focused service providers to offer comprehensive merchant services such as targeted marketing, store management, customer relationship management, inventory tracking, accounting, training management, AI calling, electronic receipt and tax assistance

•

Offer a wider scope of enablement solutions to our financial institution partners covering front-, mid- and back-office functions, including customer targeting, channel management, credit risk analytics or assistive technology, digitalization tools, and non-performing asset management and recovery

In order to exploit new closed loop opportunities from our ecosystem, we plan to:

•

Connect all of our SBO customers to each other in a single integrated app, to enable cross-industry business-to-customer contacts and provide SBOs with new channels for customer sourcing and information exchange

•

Enable financial institutions to provide further value to our customers, through co-developed financial products that better cater to SBO needs drawing on credit risk analytics or assistive technology that we offer, as well as enablement solutions

Broaden customer and partner reach

In order to acquire more SBOs in different growth stages, we plan to:

•	Continue to grow our different channels of acquisition, including Lujintong and other channels such as online and telemarketing

•

Lift productivity of our direct sales force through implementing a structured rating system to ensure we retain and reward talents and optimize our team structure and creating incentives for direct sales team to cross-sell pre- and post- loan transaction

•	Empower our direct sales force through new digital tools to increase customer engagement and stickiness, recommend solutions based on their demands, and respond to their queries in a systematic manner

•	Continue to shift towards a higher-quality customer segment for our retail credit and enablement business

In order to deepen and broaden our institutional network, we plan to:

•	Deepen relationship with existing institutional partners by increasing cooperation thresholds and cross-selling additional products and services

•	Expand funding partnerships to include more banks as well as trust companies to further diversify funding source

•	Continue to source additional financial institution customers for enablement solutions to drive growth and provide support to increase credibility to our ecosystem

Enhance customer engagement and unit economics

In order to enhance customer engagement and unit economics, we plan to:

•

Facilitate conversion of reachable customers to active ones through more diversified product offerings and operational services, for example managing membership programs at the local level with client relation management tools that enable SBOs to precisely target the right customers with low transaction costs

•	Enhance customer recognition and engagement by better understanding their lifecycle needs through multiple layers of data collected at the individual and business levels

BUSINESS

•

Increase customer unit value by upselling and cross-selling financial products, further understanding SBO demands by collating industry data and supply chain trends through the information exchange and social networking functionalities of our ecosystem

•	Extend customer lifetime value by further exploring their other lifecycle needs, drawing on more customer insights obtained through new operational tools provided to SBOs

Deepen data advantage and further leverage technology

In order to deepen our data advantage and further leverage our technology, we plan to:

•

Continue to leverage big data analytics to upgrade our risk models and fine-tune our product features based on our customers’ evolving preferences and changing local economic conditions as we continue to expand our customer base and collect more data and insights

•

Strengthen our cloud-based infrastructure to enhance the efficiency and stability of our centralized data management system, which accumulates, analyzes and applies data to empower our core technological applications such as KYC, KYB, product matching, and customer segmentation and identification

•

Invest in artificial intelligence capabilities and broaden application scenarios by establishing an AI open architecture to power the solutions and services recommendation system for SBOs and the sales and product approval system for institutional partners, as well as deploying AI collectors for post-loan monitoring and recovery

•	Apply blockchain technology to safely and securely store our customers’ data in compliance with data regulations

OUR BUSINESS MODEL

We enable both borrowers and institutional partners through our core retail credit and enablement business model.

Our core retail credit and enablement business model comprises both general unsecured loans and secured loans, which we enable under the Puhui brand. Our borrowers are primarily small business owners who require larger ticket size loans on short notice for imminent operating needs. We leverage our large nationwide direct sales team to serve millions of otherwise hard to reach potential borrowers in this critical but undercapitalized sector of the Chinese economy. To a lesser extent we also serve salaried workers dealing with major life expenses under this business model. We apply advanced risk analytics leveraging our 17 years of proprietary data to assess the creditworthiness of potential borrowers and co-design loan product terms with our funding partners to serve their needs. We enable our institutional partners by referring borrowers who fit their target profiles and sharing our risk analytics so that each of our funding partners and credit enhancement providers is taking on the degree of risk that is compatible with its own business model. We also provide post-loan and collection services to our institutional partners to further manage their credit risk.

BUSINESS

We only enable loans to individuals and not to entities, but our risk analytics incorporate data on both personal and business assets of potential borrowers. We work closely with funding partners through our financing guarantee subsidiary and its network of licensed branches in 29 provinces. For loans funded by third parties where the lender requires credit enhancement, we guarantee a portion of the risk on each new loan transaction along with our credit enhancement providers. This also makes it possible for us to share data with our institutional partners in a manner that is fully compliant with regulatory requirements. Going forward, while we intend to increase the percentage of outstanding loans with credit risk exposure for our company to at least 30%, when and how much credit risk we take on and whether third-party credit enhancement is utilized depend on a dynamic mix of commercial factors, including the pricing of credit enhancement and the willingness of our funding partners to bear risk, as well as regulatory guidelines. Our loan enablement can be done either with or without third-party credit enhancement, and if the cost of third-party credit enhancement is not commercially attractive, the proportion of loans for which we have credit risk could greatly exceed 30%, depending on the balance of risk and reward. Our financing guarantee subsidiary is well capitalized with a current leverage ratio of less than 2.5×.

In addition to enablement, we also make consumer finance loans through our licensed consumer finance subsidiary. Our subsidiary bears some of the credit risk on them. We also refer borrowers to banks through a product that we have branded Lujintong (陸金通). We do not provide any funding or bear any credit risk on loans resulting from these referrals.

For our core retail credit and enablement model, customers are charged an effective APR, from which we receive credit and enablement service fees, interest income and guarantee income, while our institutional partners such as funding partners receive funding fees and, where applicable, credit enhancement providers receive credit guarantee insurance premiums. We earn profit before income tax expenses after deducting operating expenses and impairment losses based on expected loan losses for the portion of loans that we bear credit risk.

Below is a summary of relevant financial and operational figures and metrics as of September 30, 2022 to illustrate the unit economics for retail credit enablement, including loans enabled under our Puhui brand and through our consumer finance subsidiary. These financial figures provide a representative basis for understanding income, expenses, and profits relative to the business scale for our retail credit and enablement business.

For the Nine Months Ended September 30, 2022
(RMB in millions)
Average outstanding loans(1)	662,000
Total income from retail credit and enablement business(2)	43,341
Operating expenses(3)	(19,290)
Impairment losses(4)	(10,012)
Profit before income tax expenses	14,038

Notes:

1.	The average of the average outstanding balances of loans enabled during the first, second and third quarter of 2022, rounded to the nearest billion.
2.	Includes loan enablement service fees, post-origination service fees, net interest income, guarantee income and other income.
3.

Includes sales and marketing expenses—borrower acquisition expenses, sales and marketing expenses—general sales and marketing expenses, general and administrative expenses, operation and servicing expenses and technology and analytics expenses. Operating expenses exclude sales and marketing expenses—investor acquisition and retention expenses, which is related to wealth management business, and sales and marketing expenses—referral expenses from platform service, which is related to Lujintong, both of which are not related to our retail credit and enablement business. Operating expenses include head office overhead and other business line expenses which are not exclusively related to our core retail credit and enablement business.

4.	Includes actual and expected losses from loan to customers, accounts and other receivables and contract assets related to our retail credit and enablement business and guarantee contracts.

We receive service fees from individual borrowers or institutional partners, depending on the contractual arrangements applicable to each tranche of loans we enable. We refer to those fees which an institutional partner is contractually obligated to pay to us as B-end fees. Our total B-end fees increased from RMB4.4 billion in 2020 to RMB7.9 billion in 2021 and decreased from RMB5.9 billion in the first nine months ended September 30, 2021 to RMB3.0 billion in the first nine months ended September 30, 2022.

BUSINESS

We had a cumulative total of 18.7 million borrowers as of September 30, 2022. Our total outstanding balance of loans was RMB636.5 billion (US$93.7 billion) as of September 30, 2022, of which RMB27.9 billion (US$4.1 billion) or 4.4% consists of loans enabled by our licensed consumer finance subsidiary.

HOW WE ENABLE SMALL BUSINESS OWNERS AND RETAIL BORROWERS

We enable SBO and retail borrowers by connecting them with institutional partners and making the borrowing process faster, simpler and more intuitive to effectively address their financing needs.

Our Borrowers

Under our Puhui brand, we target small business owners who have residential property, automobiles, financial assets and some access to commercial bank credit. Small business owners often need larger ticket size loans on short notice for imminent operating needs and yet are underserved by traditional financial institutions. We also enable loans to salaried workers who need large ticket size consumption loans for purposes such as education, home decoration, and purchase of consumer durables.

Many of our SBO borrowers have fewer than 50 employees and annual revenues of less than RMB30 million. Some of them do business through a corporation, others through a partnership, still others as a sole proprietor, but regardless of the legal form of the business, the owner of the business is always the borrower in his or her personal capacity, so that the owner cannot avoid repayment of the loan on the basis of having limited liability for the debts of the entity.

Our SBO borrowers are engaged in a very diverse set of businesses. These include retail and wholesale commerce, construction and renovation, manufacturing, business services, scientific research, information technology, hospitality, and residential services, among others. Some of them operate more than one business, either simultaneously or sequentially. They are also geographically diverse: no city accounted for more than 3.5% of the outstanding balance of general unsecured and secured loans we enabled as of September 30, 2022. This diversity in economic activity and geographical distribution diversifies our risk.

As of September 30, 2022, we had around 6.6 million cumulative SBO borrowers and 2.7 million SBO borrowers with loans outstanding under our Puhui brand. Small business owners accounted for approximately 72%, 78% and 85% of all new loans we enabled under our under our Puhui brand in 2020, 2021 and the first nine months of 2022, respectively, and 68%, 76% and 81% of the balance of such loans as of December 31, 2020 and 2021 and September 30, 2022, respectively. As we continue to target small business owners, we expect them to account for an even larger percentage of all such new loans we enable going forward.

In response to ongoing developments in the Chinese economy, we have been concentrating our efforts on borrowers for our general unsecured loans at the higher end of our internal ranking of creditworthiness. In the third quarter of 2022, of the borrowers of loans under our Puhui brand, 91% had credit cards, 42% owned residential property, 45% had life insurance policies, and 51% had no unsecured loans outstanding from banks. Those borrowers whom we define as high quality borrowers, i.e. borrowers ranked R3 or higher based on our recently adopted R1 (highest) to R6 (lowest) borrower quality ranking system, accounted for 46.5% of the general unsecured loans we enabled in the first nine months of 2022, as compared to 31.8% under the same criteria in 2021.

Beginning in June 2020, we also make loans through our newly established consumer finance subsidiary. Borrowers of consumer finance loans are typically looking to meet personal short-term cash flow needs or to make discretionary purchases of consumer goods.

Sourcing Borrowers

We had a cumulative total of 18.7 million borrowers as of September 30, 2022. The number of active borrowers for whom we enabled loans increased from 4.4 million in 2020 to 4.9 million in 2021 and 5.1 million in the first nine months of 2022. We source borrowers through a variety of channels.

Retail Credit and Enablement

We source borrowers under our Puhui brand primarily through offline channels, because we primarily focus on loans with larger ticket sizes that often require additional consultation services to be provided to the borrowers during the origination process. The origination of these loans incurs higher costs as compared to the origination of smaller ticket size consumer loans but it also generates more value.

BUSINESS

The following table shows the volume of new general unsecured and secured loans we enabled under our Puhui brand by origination channel for the periods indicated.

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2020		2021		2021		2022
Volume of New Loans	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)
	(in billions, except percentages)
					(unaudited)
Direct sales	269.5	48.3	309.6	49.7	235.9	49.1	210.2	56.4
Channel partners	223.8	40.1	233.1	37.4	183.6	38.2	109.4	29.3
Online and telemarketing	65.1	11.7	80.4	12.9	61.1	12.7	53.3	14.3

Total	558.5	100.0	623.1	100.0	480.6	100.0	373.0	100.0

Direct Sales

We had a direct sales network of over 58,000 full-time employees as of September 30, 2022, of whom over 95% have a junior college education or above. Together they covered approximately 300 cities across China. Our direct sales force proactively seeks out potential borrowers using their own knowledge and contacts with the help of a specialized mobile app designed to optimize their time and efforts. This system tracks and shows location and travel data for all of our sales employees in real time. Our system can further overlay an AI heat map showing our borrowers and their borrowing characteristics, which allows us to identify regions with higher sales potential. Our direct sales channel gives us the capability to enable loans with larger ticket size as these borrowers tend to have more demand for face-to-face consultation.

In supervising and evaluating the performance of our direct sales network, we give close attention to the creditworthiness of the borrowers they bring in. The productivity of our direct sales force has been stable across the Track Record Period, as evidenced by the volume of new loans sourced per employee per month, which was RMB402 thousand in 2020, RMB427 thousand (US$63 thousand) in 2021 and RMB400 thousand (US$59 thousand) in the first nine months of 2022.

Our direct sales channel was responsible for sourcing RMB269.5 billion, or 48.3%, of our total volume of new loans in 2020, RMB309.6 billion (US$45.6 billion), or 49.7%, of our total volume of new loans in 2021 and RMB210.2 billion (US$31.0 billion), or 56.4%, of our total volume of new loans in the first nine months of 2022. Of the loans sourced by our direct sales channel in the first nine months of 2022, 79% were for borrowers located in cities that we classify internally as more economically developed.

Channel Partners

We complement our direct sales force with a large and robust set of channel partners. Our channel partners introduce borrowers and are paid referral fees for each loan originated.

The following table shows the volume of new loans we enabled under our Puhui brand which were sourced by channel partners for the periods indicated.

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2020		2021		2021		2022
Volume of New Loans	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)
	(in billions, except percentages)
					(unaudited)
Ping An ecosystem	204.8	36.7	186.7	30.0	150.5	31.3	85.5	22.9
Other channel partners	19.0	3.4	46.4	7.4	33.2	6.9	24.0	6.4

Total channel partners	223.8	40.1	233.1	37.4	183.6	38.2	109.4	29.3

We leverage the Ping An ecosystem to acquire borrowers, and pay referral fees for each loan originated. As a result, we are able to streamline the application process for them. The Ping An ecosystem was responsible for sourcing RMB204.8 billion, or 36.7%, of the new loans we enabled in 2020, RMB186.7 billion (US$27.5 billion), or 30.0%, of the new loans we enabled in 2021, RMB150.5 billion, or 31.3%, of the new loans we enabled in the first nine months of 2021 and RMB85.5 billion (US$12.6 billion), or 22.9%, of the new loans we enabled in the first nine months of 2022. We set the referral fees at a level that we believe is economical for us and attractive to members of the Ping An ecosystem, who only participate in the referral program to the extent they wish to.

BUSINESS

In addition to the Ping An ecosystem, we cooperate with a variety of other active third-party channel partners. Our channel partners include a wide range of businesses, such as point-of-sale payment agencies, tax system providers and second-hand car transaction platforms. Our channel partners are supported by our proprietary partner management system that helps us allocate resources and design incentive plans more efficiently. Our other third-party channel partners aside from the Ping An ecosystem were responsible for sourcing RMB19.0 billion, or 3.4%, of the new loans we enabled in 2020, RMB46.4 billion (US$6.8 billion), or 7.4%, of the new loans we enabled in 2021, RMB33.2 billion, or 6.9%, of the new loans we enabled in the first nine months of 2021 and RMB24.0 billion (US$3.5 billion), or 6.4%, of the new loans we enabled in the first nine months of 2022.

Online and Telemarketing

As of September 30, 2022, we employed over 4,400 employees to engage in targeted online and telemarketing campaigns to reach customers based on their potential need for loans, which we have identified from online behavioral data and other big data techniques. Our online and telemarketing channel primarily enables general unsecured loans, and it focuses on helping high-quality borrowers borrow new loans.

We have leveraged the application of advanced AI technology to maintain the productivity of our online and telemarketing channel. The volume of new loans sourced per employee per month by our online and telemarketing channel was RMB1,181 thousand in 2020, RMB1,609 thousand (US$237 thousand) in 2021 and RMB1,358 thousand (US$200 thousand) in the first nine months of 2022. The productivity is relatively high because we use our online and telemarketing channel primarily to generate repeat business from existing customers.

Our online and telemarketing channel was responsible for sourcing RMB65.1 billion, or 11.7%, of the new loans we enabled in 2020, RMB80.4 billion (US$11.8 billion), or 12.9%, of the new loans we enabled in 2021, RMB61.1 billion, or 12.7%, of the new loans we enabled in the first nine months of 2021 and RMB53.3 billion (US$7.8 billion), or 14.3%, of the new loans we enabled in the first nine months of 2022.

Consumer Finance

Our consumer finance subsidiary acquires customers online through our consumer finance app and traffic platforms and offline through our direct sales network. During the first nine months of 2022, we sourced 46.5% of our consumer finance borrowers offline and 53.5% online. The number of borrowers with outstanding consumer finance loans increased from 168 thousand as of December 31, 2020 to 608 thousand as of December 31, 2021 and 1.3 million as of September 30, 2022.

Lujintong

We are continuing to develop a new service branded Lujintong (陸金通) which aims to acquire borrowers directly through dispersed sourcing agents nationwide as an additional way for us to cooperate with our financial institution partners. We have established an offline direct relationship management team across different cities in China to acquire and service agents for Lujintong. Lujintong refers borrowers that are introduced through our Lujintong app by over 10,000 third-party agents across China. This service has been initiated principally through cooperation with Ping An Bank for expansion to other financial institution partners over time. Lujintong has helped enable over RMB88 billion in loans in the first nine months of 2022. We are not involved in the loan application, fraud detection or credit approval process and we do not bear any credit risk for loans made to borrowers we refer through Lujintong.

Loan Products

We enable both secured and general unsecured loans under our Puhui brand. The typical borrower of a secured loan is a small business owner who uses the loan proceeds for business operations. Borrowers of general unsecured loans include both small business owners and salaried workers who use the loan proceeds for business operations or personal consumption. We base our credit assessment on individual data for salaried workers and a combination of individual and business data for small business owners, plus the characteristics of the collateral for borrowers of secured loans, who are almost all small business owners. We only accept residential property and automobiles as collateral. We also make consumer finance loans to retail borrowers through our licensed consumer finance subsidiary. The following chart summarizes some of the characteristics of these various borrowers and their loans in the first nine months of 2022:

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Puhui
	General Unsecured Loans	Secured Loans	Consumer Finance Loans

Credit Risk Assessment	• Individual, business	• Individual, business, collateral	• Individual
Average Ticket Size	• RMB239,143 (US$35,220)	• RMB442,050 (US$65,104)	• RMB6,068 (US$894)(1)
Average Contractual Tenor	• 37.7 months	• 38.3 months	• N/A
Average APR	• 21.1%	• 15.7%	• 20.7%
Repayment Schedule	• Fixed installments	• Fixed installments or balloon payment	• Fixed installments

Note:

(1)	This represents the average single drawdown amount for consumer finance loans.

The following table shows the outstanding balance of loans under Puhui and our consumer finance subsidiary by product as of the dates indicated.

	As of December 31,				As of September 30,
	2020		2021		2022
Outstanding Balance	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)
	(in billions, except percentages)
					(unaudited)
General unsecured loans(1)	447.8	82.1	520.1	78.7	476.4	74.8
Secured loans	93.7	17.2	129.3	19.6	132.2	20.8
Consumer finance loans	3.6	0.7	11.6	1.8	27.9	4.4

Total	545.1	100.0	661.0	100.0	636.5	100.0

Note:

1.	General unsecured loans include RMB0.4 billion of legacy products in 2020.

The following table shows the volume of new loans by product during the periods indicated.

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2020		2021		2021		2022
Volume of New Loans	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)
	(in billions, except percentages)
					(unaudited)
General unsecured loans	436.1	77.2	481.7	74.3	368.5	74.2	274.8	65.8
Secured loans	122.3	21.7	141.5	21.8	112.1	22.6	98.2	23.5
Consumer finance loans	6.5	1.2	25.3	3.9	16.2	3.3	44.6	10.7

Total	565.0	100.0	648.4	100.0	496.8	100.0	417.6	100.0

Loans are available on flexible terms. The loan products we enable under our Puhui brand permit large ticket sizes, long tenors and early repayment options, which are important features for small business owners.

The maximum permitted ticket size in the first nine months of 2022 was RMB10 million for secured loans and RMB1 million for general unsecured loans. Average loan size for these loans was considerably smaller. The following table shows the average ticket size for loans we enabled in Renminbi for both general unsecured loans and secured loans and the average drawdown in Renminbi for consumer finance loans. The increase in the average ticket size is generally due to our pivot to serving more SBOs and higher quality borrowers.

	As of December 31,		As of September 30,
	2020	2021	2022
Average Ticket Size / Drawdown	(RMB)
			(unaudited)
General unsecured loans	164,483	199,502	239,143
Secured loans	390,467	430,795	442,050
Consumer finance loans	3,301	3,797	6,068

In general, the maximum contractual tenor offered on general unsecured loans and secured loans is 36 months, and most borrowers choose a tenor of 36 months. In 2021, we began to enable loans with contractual tenors of up to 60 months to selected borrowers, but we discontinued this practice in 2023. The following table shows the average contractual tenor for loans we enabled in months, for both general unsecured loans and secured loans.

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	As of December 31,		As of September 30,
	2020	2021	2022
Average Contractual Tenor	(months)
			(unaudited)
General unsecured loans	35.3	35.4	37.7
Secured loans	36.0	35.9	38.3

Due to early repayment options, the effective tenor will be shorter than the average contractual tenor. The table below sets forth the estimated effective tenor of loans that we do not consolidate on our balance sheet, after considering assumptions of early repayment, as of December 31, 2020 and 2021 and as of September 30, 2022.

	As of December 31		As of September 30,
	2020	2021	2022
Estimated Effective Tenor for Off–Balance Sheet Loans	(months)
			(unaudited)
General unsecured loans	19.18	19.37	19.76
Secured loans	12.64	13.44	14.46

Our consumer finance revolver loans have a typical contractual tenor of 12 months, and our consumer finance installment loans have a maximum contractual tenor of 36 months.

We enable loans with fixed installment and balloon payment repayment schedules. As of September 30, 2022, approximately 91.0% of the loans we enabled under our Puhui brand had fixed installment repayment schedules and the other 9.0% had balloon payment schedules. Fixed installment loans include loans where the sum of the principal repayment and interest payment is fixed and service, insurance and guarantee fees gradually decrease as the outstanding balance decreases.

For the first nine months of 2022, our average APR for new loans was 21.1% for general unsecured loans, 15.7% for secured loans and 20.7% for consumer finance loans. APR represents the monthly all-in borrowing cost as a percentage of the outstanding balance annualized by a factor of 12. The all-in borrowing cost comprises the actual amount of (a) interest, (b) insurance premiums or guarantee fees and (c) retail credit enablement service fees. The following table shows our average APR for new loans during the Track Record Period for general unsecured loans, secured loans and consumer finance loans. We have not enabled any loans with an APR of 24% or higher for loan applications after September 4, 2020.

	As of December 31,		As of September 30,
	2020	2021	2022
Average APR for New Loans	(%)
			(unaudited)
General unsecured loans	26.7	22.6	21.1
Secured loans	17.4	16.2	15.7
Consumer finance loans	19.1	20.3	20.7

General Unsecured Loans

General unsecured loans target both small business owners and salaried workers. In the first nine months of 2022, approximately 81.8% of the general unsecured loans we enabled, by volume, were borrowed by small business owners, and 18.2% by salaried workers. The average contractual tenor of new general unsecured loans we enabled during this period was 37.7 months and the average ticket size was RMB239,143 (US$35,220).

Our outstanding balance of general unsecured loans enabled was RMB447.5 billion, RMB520.1 billion (US$76.6 billion) and RMB476.4 billion (US$70.2 billion) as of December 31, 2020 and 2021 and as of September 30, 2022, respectively. Our total volume of general unsecured loans enabled amounted to RMB436.1 billion, RMB481.7 billion (US$70.9 billion) and RMB274.8 billion (US$40.5 billion) in 2020, 2021 and the first nine months of 2022, respectively.

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The following table presents the volume of general unsecured loans we enabled by ticket size for the periods indicated:

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2020		2021		2022
Ticket Size	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)
	(in billions, except percentages)
					(unaudited)
Up to RMB50,000	12.9	2.9	7.2	1.5	2.5	0.9
RMB50,001 to RMB100,000	57.7	13.2	38.5	8.0	15.8	5.8
RMB100,001 to RMB200,000	146.2	33.5	138.0	28.6	60.0	21.8
RMB200,001 to RMB300,000	131.4	30.1	159.2	33.1	81.7	29.7
RMB300,001 or above	88.0	20.2	138.8	28.8	114.8	41.8

Total	436.1	100.0	481.7	100.0	274.8	100.0

We focus on enabling loans with higher ticket size, which is an important feature for satisfying the needs of small business owners. As shown in the table above, only a small and decreasing percentage of the general unsecured loans we enabled had ticket sizes of RMB50,000 or lower, and the percentage of loans with ticket sizes over RMB300,000 has more than doubled since 2020.

Secured Loans

Secured loans target small business owners. Approximately 95.5% of the secured loans we enabled, by volume, were borrowed by small business owners. In the first nine months of 2022, the average contractual tenor of new secured loans we enabled was 38.3 months and the average ticket size was RMB442,050 (US$65,104).

Our outstanding balance of secured loans enabled was RMB93.7 billion, RMB129.3 billion (US$19.0 billion) and RMB132.2 billion (US$19.5 billion) as of December 31, 2020 and 2021 and as of September 30, 2022, respectively. Our total volume of secured loans enabled amounted to RMB122.3 billion, RMB141.5 billion (US$20.8 billion) and RMB98.2 billion (US$14.5 billion) in 2020, 2021 and the first nine months of 2022, respectively.

We focus on enabling loans collateralized by residential property located in economically more developed cities, given such cities’ relatively stable economic growth and real estate prices. The majority of the outstanding balance of secured loans is secured by real estate and the remainder by automobiles. The real estate collateral is well diversified across China, with a large proportion located in more developed cities. The average loan-to-value ratio at origination for the secured loans we enabled has grown from 67% in 2020 to 71% in 2021 and 74% in the first nine months of 2022.

Consumer Finance Loans

We began to make consumer finance loans in June 2020 through our licensed consumer finance subsidiary. Borrowers of consumer finance loans are typically looking to meet personal short-term cash flow needs or to make discretionary purchases of consumer goods.

Our consumer finance loans include both revolver loans and installment loans. Our consumer finance revolver loans have a typical contractual tenor of 12 months, and our consumer finance installment loans have a maximum contractual tenor of 36 months. Our consumer finance loans had average drawdowns of RMB3.3 thousand, RMB3.8 thousand and RMB6.1 thousand in 2020, 2021 and the first nine months of 2022, respectively.

Our outstanding balance of consumer finance loans was RMB3.6 billion, RMB11.6 billion (US$1.7 billion) and RMB27.9 billion (US$4.1 billion) as of December 31, 2020 and 2021 and as of September 30, 2022, respectively. Our total volume of consumer finance loans amounted to RMB6.5 billion, RMB25.3 billion (US$3.7 billion) and RMB44.6 billion (US$6.6 billion) in 2020, 2021 and the first nine months of 2022, respectively.

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OUR GUARANTEES

We work closely with funding partners through our financing guarantee subsidiary and its network of licensed branches in 29 provinces. For loans funded by third parties where the lender requires credit enhancement, we guarantee a portion of the risk on each new loan transaction along with our credit enhancement providers. This also makes it possible for us to share data with our institutional partners in a manner that is fully compliant with regulatory requirements. We had RMB21.0 billion, RMB64.7 billion (US$9.5 billion) and RMB74.3 billion (US$10.9 billion) in off–balance sheet financing guarantee contracts as of December 31, 2020 and 2021 and as of September 30, 2022, respectively. Ultimately, how much credit risk we take on and whether third-party credit enhancement is utilized depend on a dynamic mix of commercial factors, including the pricing of credit enhancement and the willingness of our funding partners to bear risk, as well as regulatory guidelines.

Pursuant to the relevant regulations and rules regarding financing guarantee companies, the minimum registered capital of a financing guarantee company is not less than RMB20 million and its net assets must be no less than one-fifteenth of the total outstanding guaranteed amount it has guaranteed. Our financing guarantee subsidiary had net assets of RMB47.8 billion in aggregate as of September 30, 2022 and a leverage ratio of approximately 2.1×.

VALUE-ADDED SERVICES FOR SMALL BUSINESS OWNERS

We launched our new small business owner value-added services platform in November 2022. This value-added services platform, branded Ludiantong (陸店通), is an open-platform design and is being populated with digital operating tools and industry-focused content to support business development for small businesses. We intend to use this platform to engage potential customers at an earlier stage, deepen our interaction with existing customers, and create both new cross-sell opportunities and a new source of customer referrals. Our goal is to create an ecosystem that is interactive among customers as well as between customers and our direct sales team, and that supports business owners whose end customers are other small businesses or consumers.

Ludiantong offers tools and functions for small business owners to acquire customers and increase customer engagement. It enables small business owners to attract potential customers and gain deeper insights into their behavior via the data collected. It also helps small business owners to better identify the needs of their existing customers by leveraging the insights of other ecosystem participants and to expand their business networks. We expect to launch more features on Ludiantong going forward, including customer referral, service bundling offers and customer relationship management tools, and to foster the growth of an SBO ecosystem around our value-added services platform.

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Customer Experience

The Customer Journey

Step 1: loan application

App interface

The loan application process is entirely online and paperless. Our mobile app makes it easy, convenient and hassle-free for borrowers to apply for our loans. We acquire borrowers offline but enable them to submit their loan applications online through our mobile app. Since 2019, all of our transactions have occurred on our mobile app.

The process of creating an account is quick and simple. A borrower can create an account with us using a mobile phone number. Once an account has been created, the borrower will be able to apply for our loan products online.

We have access to data and analytical insights that enable us to make an immediate credit assessment decision once we have verified the borrower’s identification. The borrower’s identity is verified through various means, including facial recognition.

If borrowers wish to provide documentation to support their risk profile and increase their credit limit, our mobile app allows borrowers of general unsecured loans to upload insurance policies, automobile registration, residential mortgages and deeds, and tax bills. They scan the documents and our system reads them through optical character recognition and natural language processing. Our system guides borrowers towards the most suitable loan options based on the information provided. The information will be considered as part of our credit assessment process and may impact the approved loan amount and borrowing cost.

We believe that offline teams are essential for penetrating our target markets but that online processes are necessary for efficient and speedy delivery of customer service. All of our loan applications for both secured and general unsecured loans are processed online. For secured loans, we are collaborating on a pilot program to enable borrowers to pledge residential property as collateral either completely online or with only one visit to the government agency where the collateral is recorded.

Using our AI-powered credit assessment capabilities, we launched a one-stop loan application service on our mobile app in September 2021 to streamline the loan application process. We refer to this service as Luzhangfang (陸賬房). Luzhangfang enables borrowers to choose from a combination of loan plans and preferential rates with a simple and intuitive application process. Traditionally, borrowers would have to complete a separate loan application form and go through a separate approval process for each loan product they intend to apply for. This process can be time-consuming and unsatisfying for borrowers. Through Luzhangfang, a borrower only needs to submit an application on our mobile app and our system will automatically generate a variety of loan plans with preferential rates for the borrower to choose from based on our preliminary assessment. If borrowers are not satisfied with the results, they can provide additional information, such as enterprise qualifications, insurance policies, personal property or vehicle information, to increase their loan limit and obtain more favorable rates. Luzhangfang can provide a borrower up to four loan plans with a maximum amount of RMB10 million.

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Step 2: credit assessment

AI interview and online interview on mobile app

Our credit application and approval process could be entirely AI-based or entirely human-based in selected cases for our general unsecured loans, but more commonly it is conducted through a combination of AI with human assistance, leveraging our AI-driven application and approval interface. The interface uses automatic speech recognition, optical character recognition and natural language processing to communicate with the prospective borrower. Loan processing time can be significantly shortened as a result and application conversion improved. The entire loan approval process can be as fast as 20 minutes, entirely through one screen interaction, with minimal text input. All online applications begin with the same portal, leading to an immediate credit offer for qualified applicants. The potential borrower then has an AI credit assessment interview, during which anti-fraud, credit assessment, and loan approval processes run seamlessly in the background so that the credit assessment can be completed before the interaction ends. If the loan is approved, the borrower signs the contract online by indicating agreement to all of the terms. The funds are normally disbursed on the same day and the borrower is notified through the app once the transfer is completed. Borrowers can set up automatic repayments on our mobile app.

We select high-quality borrowers to target for new loans. These include borrowers who have made nine straight months of repayments on their current loans and borrowers who have already repaid their loans. Applications from repeat customers can be completed expeditiously and we provide assistance by telephone when needed.

Step 3: post loan

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We initiate smart repayment reminders five days, three days and one day before a repayment is due. The T—5 reminder covers all borrowers with outstanding loans. The T—3 reminder serves as a second layer of protection and will be sent to borrowers who are not reached by the T—5 reminder. The T—1 reminder is targeted at first-time borrowers, borrowers with inferior credit quality, borrowers not reached by previous reminders, and borrowers who specifically requested a T—1 reminder.

As soon as a loan is one day past due, we initiate our AI independent collection process, which analyzes customer profile, historical repayment records, and delinquency stage to identify the treatment appropriate for different customers with loans overdue. Our system analyzes the reasons for late repayment and records when the collection process is initiated and whether and when the repayment is made. For customers with higher expected loan recoverability, we focus on identifying key factors for late repayment and offer them assistance in repaying the loan as soon as possible. For customers with lower expected loan recoverability, we send overdue warnings to the borrowers, and cases requiring next level support are automatically transferred to our collection agents.

When a loan becomes overdue and the case is transferred to our collection agent, our AI assistant tool will provide a tailored script to our collection agents based on the customer’s expected behavior, and a tailored voice tone is also generated to ease the conversation. As of September 30, 2022, the vast majority of our collection efforts were enabled by AI. We have also implemented new scenario analysis for various late repayment situations so that our collection agents can better understand the situation and conduct follow-up discussion with our borrowers.

HOW WE ENABLE OUR INSTITUTIONAL PARTNERS

We enable our institutional partners by identifying potential borrowers who possess the characteristics that they wish to target, co-designing loan products that fit the needs of those potential borrowers, providing accurate credit assessment to make it possible for both funding partners and credit enhancement providers to correctly price the risk that they assume, and managing credit risk on outstanding loans through effective loan servicing and collection.

Our Funding Partners

Our funding partners consist of the banks and trusts that fund the loans that we enable. We have strong relationships with 75 banks and 6 trust companies as of September 30, 2022.

The following table shows the volume of new loans enabled in each period by funding source, including loans that we enabled through our own licensed microloan and consumer finance subsidiaries:

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2020		2021		2022
Volume of New Loans Enabled by Funding Source	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)
	(in billions, except percentages)
					(unaudited)
Banks	357.6	63.3	414.2	63.9	239.1	57.3
Trusts	198.2	35.1	208.9	32.2	133.9	32.1
Our subsidiaries	9.2	1.6	25.3	3.9	44.6	10.7

Total	565.0	100.0	648.4	100.0	417.6	100.0

We are continually refining our funding mix. Our ability to enable loans has not been constrained by our funding supply. We only utilized 53.9% of the credit facility provided by banks and 20.3% of the credit facility provided by trust companies during the first nine months of 2022. We believe our relationships with banks and trust companies are sustainable as our ability to help them generate interest income by enabling loans from our high quality borrowers makes us a valuable partner to them. In the first nine months of 2022, no single third-party funding source accounted for more than 10% of the funding for the loans we enabled.

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We enter into trilateral agreements with each funding partner and credit enhancement provider that contain the principal terms governing funding arrangements and credit enhancement for the loans that we enable with them. These agreements will generally include provisions specifying the proportion of loans to be insured or guaranteed by the credit enhancement provider and the geographical scope of the collaboration, and some of them set out the rate of interest to be charged by the funding partner for the loans. They also provide that each party will perform its own credit assessment of the borrowers, that the funding partner will enter into the loan agreement with the borrower, and that the credit enhancement provider will reimburse the lending partner for each loan that is 80 days past due. Under these agreements, each party has the right to perform post loan services or delegate them to another party.

Banks

Under the bank funding model, a third-party bank lends directly to the borrower. We provide loan enablement services for borrowers and enable borrowers to obtain loans from third-party banks.

We partnered with 51 banks in 2020, 60 banks in 2021 and 75 banks in the first nine months of 2022. These banks included national joint-stock banks, city commercial banks, rural commercial banks and others. The banks determine the creditworthiness of borrowers that we refer, though we help gather the information our bank partners need. Banks funded approximately 63.3% of the new loans we enabled in 2020, 63.9% of the new loans we enabled in 2021 and 57.3% of the new loans we enabled in the first nine months of 2022. Among the new loans we enabled that were funded by our bank funding partners in the first nine months of 2022, 54.9% of the funding was from national joint-stock banks, 32.0% of the funding was from city commercial banks, and 13.1% of the funding was from rural commercial banks and others. Maintaining stable and long-term relationships with banks is an important factor in sustainable funding.

Trusts

Under the trust model, a third-party trust company sets up a trust plan to which investors contribute funds through three major funding sources, including retail funding directed by private banks, institutional funding from banks, securities and insurance companies, and funding from open market issuance. We provide loan enablement services for borrowers and enable borrowers to obtain loans from trusts. We perform credit assessments and match borrowers to the trust plans.

We partnered with six trust companies in each of 2020, 2021 and the first nine months of 2022. Trusts funded approximately 35.1% of the new loans we enabled in 2020, 32.2% of the new loans we enabled in 2021 and 32.1% of the new loans we enabled in the first nine months of 2022. The loans funded by consolidated trusts appear on our balance sheet, and those funded by unconsolidated trusts do not. See “Financial Information—On- and Off-Balance Sheet Treatment of Loans and Risk Exposure.”

Our Subsidiaries

Our subsidiaries enabled 1.6%, 3.9% and 10.7% of the volume of new loans we enabled in 2020, 2021 and the first nine months of 2022, respectively. The loans enabled by our subsidiaries in 2020 included loans enabled by our three microloan subsidiaries, which stopped extending new loans in December 2020 in response to policy changes in China. The remainder of the loans enabled by our subsidiaries in 2020 and all of such loans for subsequent periods were enabled by our licensed consumer finance subsidiary, Ping An Consumer Finance Co., Ltd.

Credit Analytics

Our credit analytics include anti-fraud assessment and credit assessment. These are supported by both financial and behavioral data and managed by our risk management department. In addition to meeting the basic requirements on nationality, age, residency and the availability of credit and other history, a borrower must pass both our anti-fraud and credit assessments before we will refer them to funding partners and credit enhancement providers for a potential loan.

Once a loan application passes our credit assessment process, then we will refer the loan to a funding partner and, if applicable, a credit enhancement provider for them each to conduct an independent evaluation of the loan application. We only match borrowers who we believe meet our partners’ lending criteria, and our partners independently review all of the application information before making a lending decision. Loans are disbursed by the funding partner directly to the borrower.

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The credit approval time for loans we enable can be as fast as 20 minutes for general unsecured loans or two hours for secured loans in the first nine months of 2022, and funding is generally available on the same day.

Data

Our credit assessment is built upon a variety of our own and third-party data, under proper authorization and within lawful ranges, including the data of the Credit Reference Center of the People’s Bank of China, data publicly available from other governmental institutions, and a variety of consumption, social or other behavioral data. We have cumulatively analyzed over 17 years of through-cycle credit data from approximately 67 million unique individual applicants, supplemented by access to the Ping An ecosystem insights and access to enterprise data for approximately 10 million businesses through external data providers as of September 30, 2022. Our proprietary and third-party data includes both know-your-customer or KYC personal financial information and know-your-business or KYB business information for loans to small business owners. All data are accessed and used only with the customer’s consent.

Out of over 7,000 predictive variables per borrower, we applied machine learning algorithms and regression analysis to select around 1,600 of the most relevant variables to build our anti-fraud models and around 1,600 of the most relevant variables to build our loan decision models as of 2021.

For loans with larger ticket sizes, our experience shows that both ability to repay and willingness to repay are important in the credit underwriting process. Behavioral data are nearly as useful as credit and financial data in anti-fraud assessment, as they can be helpful in evaluating a borrower’s willingness to repay. However, credit and financial data are substantially more predictive of creditworthiness as they can help evaluate a borrower’s ability to repay. As of 2021, credit and financial data comprise approximately 60% of the variables of our anti-fraud assessment and 89% of the variables of our credit assessment, while behavioral data make up the remaining 41% of the variables for our anti-fraud assessment and 11% of the variables of our credit assessment.

Anti-fraud Assessment

Our anti-fraud assessment checks for identity fraud, against negative records and for organized fraud. We verify the borrower’s identity by crosschecking against the National Citizen Identity Information Center’s ID database using facial recognition technology. We also verify the borrower’s identity using phone number and bank card verifications. By cross checking within and across data sources, we ensure that the borrower is who he or she claims to be and that the same borrower is completing the application from beginning to end.

Next we check each borrower against blacklists and negative records, including lists that we have built up through our own operations, from third-party sources and from publicized fraud attempts. We also further check if the borrower uses technology to provide falsified information, such as false location information using VPNs or IP address proxies.

Furthermore, we use our social network model built upon graphic computation and machine learning algorithms to identify and screen out organized fraud attempts. We have an extensive database of location and IP data to support our social network model. We check the borrower’s key information using our fraud detection model, which contains over 1,000 expert rules.

Credit Assessment

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Borrowers who pass our anti-fraud assessment process move onto our credit assessment process. Our credit assessment process has been optimized through the application of automatic speech recognition, optical character recognition and natural language processing to make it as convenient as possible for potential borrowers. The approval process for general unsecured loans can be as fast as 20 minutes, entirely through one screen interaction, with minimal text input.

We have three key models for credit assessment: an application score model, a risk-based pricing model and a loan sizing model.

The application score model generates a score for each borrower, based on which we determine the borrower’s eligibility for a given loan. Our acceptance criteria and assessment processes vary depending on the borrower risk rating, which may vary from R1 to R6 on our recently adopted rating system. Currently we only enable loans for borrowers with a risk rating of R4 or better. In the first nine months of 2022, we gave AI-assisted live interviews or purely AI interviews to 59.1% of borrowers of general unsecured loans, and the other 40.9% of borrowers of general unsecured loans had the interview waived because nothing in their data required further clarification. Borrowers of secured loans, who have extensive personal interaction with our direct sales team or our channel partners, are all given live interviews.

When we give a live interview, our credit approval team interviews borrowers using web conferencing tools. During interviews, we use facial and voice recognition to identify borrowers and micro facial expression and speech emotion analytics to analyze borrowers’ emotional reactions to assist in assessing the trustworthiness of the borrowers. Other than live interviews, our credit assessment process is entirely automated, which helps us to achieve a unified and data-driven decision process with strong predictive power.

After being screened by the application score model, the borrower will be further assessed by our risk-based pricing and loan sizing models. In our risk-based pricing model, we consider the borrower’s risk rating and debt to income ratio and the value of the borrower’s assets to determine the appropriate risk-based pricing. After taking into account the borrower’s risk rating and debt to income ratio and the value of the borrower’s assets, the borrower can only qualify for a loan if the assigned pricing does not exceed the maximum permitted APR. Our loan sizing model is primarily based on the borrower’s credit and financial information, which we access with due authorization, such as other loan or credit card repayment records, insurance repayment records, car value, social insurance records and indebtedness information. Every loan applicant must authorize us to check their data through the Credit Reference Center of the People’s Bank of China, and these checks form a routine part of our credit assessment process. The data includes information on outstanding loans funded by licensed financial institutions in China such as banks, trusts, consumer finance companies and financing leasing companies. Our sizing model for secured loans further takes into consideration the value of the pledged collateral, which we determine in an efficient and expeditious manner with help from online valuers. Since we specialize in large ticket size loans, a borrower only qualifies for a general unsecured or secured loan if they meet the minimum creditworthiness threshold of at least RMB20,000.

For small business owners, know your business or KYB is an additional element of our credit assessment process. We analyze data relating to the borrower’s business including its corporate credit rating, if any, its VAT, point-of-sale and UnionPay records, its utility bills, and any insurance, memberships in industry organizations or other pertinent information. We believe that it is essential to combine both KYC and KYB data for small business owners to accurately assess their creditworthiness.

Loan Servicing and Collection Services

Our loan servicing and collection services enable our institutional partners to concentrate on their core businesses while we manage troubled assets for them. We have accumulated 17 years of through-cycle proprietary data based on our offline-to-online business model that informs our collection efforts.

We utilize an online system for efficient and effective post-loan management and loan collection. Powered by AI servicing, intelligent loan collection algorithm and App smart robots, we have created a 24/7 operational command dashboard for our loan collection system which has increased the stability, speed, and efficiency of our post-loan process. Data from post-loan monitoring and collection efforts is constantly fed back into customer selection and credit approval algorithms to make sure our models are continuously refined to optimize outcomes. Deployment of AI collectors and segmentation algorithms for collection has enhanced our ability to identify fraud and high-risk borrowers, while being able to enhance product pricing, improve underwriting results and lift loan collection efficiency.

BUSINESS

Our post-loan servicing model is based on credit scores to triage delinquencies. We check the loan records of our existing borrowers through the Credit Reference Center of the People’s Bank of China with their authorization on a regular basis so as to monitor their liability status and we use customer segmentation modeling to divide borrowers into low, medium and high risk. We also provide a repayment reminder service to our borrowers, including text message reminders for low-risk borrowers and AI-enabled contact for medium- and high-risk borrowers. In the first nine months of 2022, we carried out 54% of our repayment reminders through messages and the remainder through AI-enabled phone calls.

If borrowers fail to repay on time, our collection process will be initiated. Borrowers whose loans are overdue by one day are contacted by AI, and all other borrowers with overdue loans are contacted by a live collection agent. The relatively large average ticket size of the loans that we enable makes it more cost-efficient for us to escalate the collection process for delinquent loans, as compared to platforms that primarily enable small consumer loans.

Our collection professionals cannot access the mobile phone numbers of our borrowers and can only contact them through our systems. All contact with customers is recorded and retained for use in resolving disputes and ensuring that our collection team is fully in compliance with applicable laws and rules at all times. Data we accumulate in the collection process gets fed back into our credit assessment process in a closed loop.

The productivity of our post-loan servicing team has been continually improving, as evidenced by the increase in average outstanding loan balance per post-loan servicing employee per year from RMB54.1 million in 2020 to RMB65.5 million (US$9.6 million) in 2021 and RMB63.6 million (US$9.4 million) in the first nine months of 2022.

In line with common industry practice, we use third-party collection agencies to collect loans that are delinquent for more than 80 days. We regularly evaluate our agency partner companies based on their performance, service quality and compliance with relevant laws and regulations.

In addition to the collection efforts described above, we have an additional foreclosure procedure for our secured loans. Acting as an agent for the credit enhancement provider, we first repossess the collateral using our local collection team, supported by third-party local collection agencies as necessary. We then assess the condition of the residential property, obtain third-party appraisal reports of its value and initiate the process to foreclose on the residential property. Upon foreclosure, we dispose of residential property via auction or consignment and use the proceeds to minimize or mitigate losses for the credit enhancement provider.

Credit Risk Management

Credit risk is the risk that the borrowers of our loans default and do not repay, including due to a lack of intention to repay or a lack of ability to repay. Credit risk is borne by one or more of the funding partner, the credit enhancement provider and our own licensed financing guarantee subsidiary, in different combinations and different proportions depending on the loan. The ability to manage credit risk is thus of key importance in our business. We manage credit risk through anti-fraud assessment, credit assessment and loan servicing and collections.

For the general unsecured loans we enable, we rank qualified borrowers on a scale of one to six, where R1 is the highest quality (lowest risk) and R6 is the lowest quality (highest risk). The risk level is determined based on two primary considerations. The first is credit risk score, modeled using statistical techniques and based on the records of the Credit Reference Center of the People’s Bank of China and the borrower’s prior records such as repayment, delinquency and application histories. The other consideration takes into account the customer’s assets, such as residential property, vehicle and insurance policies. Borrowers with higher credit risk scores and better assets will be assigned a lower risk level.

As mentioned previously, we have been concentrating our efforts on borrowers at the higher end of our R1 to R6 ranking of creditworthiness. Risk rating is a dynamic process which reflects our risk appetite and acceptance from time to time, and we have been focusing our efforts on serving high quality customers. High quality borrowers, which we define as borrowers rated between R1 and R3, accounted for 46.5% of the general unsecured loans (excluding top-ups on existing loans) we enabled in the first nine months of 2022, as compared to 31.8% in 2021.

BUSINESS

The following table shows our quarterly loan vintage based on our outstanding loan balance enabled during the Track Record Period:

	Outstanding Loan Balance Enabled (RMB billions)(1)
	2020				2021				2022
Vintage	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
2017	9.0	3.9	0.9	0.1	0.01	—	—	—	—	—	—
2018	70.1	48.8	30.9	18.4	9.7	4.3	1.2	0.1	0.02	—	—
2019	283.4	214.1	159.4	119.8	87.6	63.2	43.2	27.7	16.0	8.0	2.7
2020	140.3	250.9	341.6	402.9	320.7	251.9	195.8	151.9	114.4	84.0	58.3
2021	—	—	—	—	159.1	281.5	396.0	469.7	386.1	312.9	249.1
2022	—	—	—	—	—	—	—	—	138.4	231.3	298.4

Total	502.8	517.6	532.8	541.2	577.1	600.8	636.2	649.4	655.0	636.3	608.6

Note:

1.	Excluding legacy products and consumer finance loans.

The following table shows the DPD 30+ delinquency rates for general unsecured loans and secured loans as of December 31, 2020 and 2021 and as of September 30, 2022.

	As of December 31,		As of September 30,
DPD 30+ Delinquency Rates by Type of Loan	2020	2021	2022
			(unaudited)
General unsecured loans	2.3	2.6	4.2
Secured loans	0.7	0.8	1.6

Total	2.0	2.2	3.6

The core indicator for credit quality monitored by our management is DPD 90+. The following table presents the DPD 90+ delinquency rates for general unsecured loans and secured loans as of December 31, 2020 and 2021 and as of September 30, 2022. We define the DPD 90+ delinquency rate as the outstanding balance of loans for which any payment is 90 to 179 calendar days past due, divided by the outstanding balance of loans. This table reflects all the loans we enable on a whole portfolio basis, not just the loans that are consolidated on our balance sheet. In addition, when a loan becomes 80 days past due and the funding provider is reimbursed by a credit enhancement provider, we still treat the loan as overdue for purposes of the DPD 90+ calculation, since the loan has not been repaid by the borrower. The credit enhancement provider acquires the creditor rights after reimbursing the funding provider and we continue to provide post-loan services to the credit enhancement provider.

	As of December 31,		As of September 30,
DPD 90+ Delinquency Rates by Type of Loan	2020	2021	2022
			(unaudited)
General unsecured loans	1.3	1.5	2.4
Secured loans	0.4	0.4	0.9

Total	1.2	1.2	2.1

The following chart shows the DPD 90+ delinquency rates by vintage as of September 30, 2022, on general unsecured loans that we have enabled. DPD 90+ delinquency rates by vintage is defined as the total balance of outstanding principal of a vintage for which any payment is over 90 calendar days past due as of a particular date (adjusted to reflect total amount of recovered past due payments for principal and without taking into account charge-offs), divided by the total initial principal in such vintage. Months on book, or MOB, is the number of complete calendar months that have elapsed since the calendar month in which the loan was originated, measured at the end of each calendar month.

BUSINESS

The following chart shows the DPD 90+ delinquency rates by vintage as of September 30, 2022 on secured loans that we have enabled.

Flow rate is a forward-looking indicator that estimates the percentage of current loans that will become non-performing at the end of three months, and is defined as the product of (i) the loan balance that is overdue from 1 to 29 days as a percentage of the total current loan balance of the previous month, (ii) the loan balance that is overdue from 30 to 59 days as a percentage of the loan balance that was overdue from 1 to 29 days in the previous month, and (iii) the loan balance that is overdue from 60 to 89 days as a percentage of the loan balance that was overdue from 30 days to 59 days in the previous month.

BUSINESS

The following chart shows the flow rates during the Track Record Period for the general unsecured loans we have enabled.

The following chart shows the flow rates during the Track Record Period for the secured loans we have enabled.

The impact of COVID-19 has caused a divergence in flow rates between Chinese cities in different regions to emerge in 2022. COVID-19 has had both direct and indirect effects on small businesses. In addition to not being able to operate during lockdowns, small business owners may be hesitant to incur debt, expand the scale of their existing businesses or start new businesses, due to concern about future lockdowns. This effect seems to be stronger in less developed regions in China, which have been less resilient than the more developed regions in recovering from lockdowns. If we group the loans we have enabled under our Puhui brand (which excludes consumer finance loans) by province and divide the provinces into three groups of equal size (in terms of total outstanding loans) by the flow rate of the loans in the third quarter of 2022, there is a clear divergence between the top third, middle third and bottom third, as shown in the following chart:

	For the Three Months Ended
Flow Rate (%)	June 30, 2022	September 30, 2022
		(unaudited)
Top third provinces	0.70	0.68
Middle third provinces	0.79	0.93
Bottom third provinces	0.94	1.14

In the third quarter of 2022, the top third consisted primarily of Shanghai, Beijing, and other provinces with large cities in the eastern part of the country, whereas the bottom third consisted primarily of provinces with smaller cities in the western part of the country and certain peripheral provinces in the north and south.

BUSINESS

Our consumer finance subsidiary operates separately from our core retail credit and enablement business in many respects and has its own independent credit risk management personnel. As a licensed and regulated entity in the PRC, it must follow certain procedures and track certain metrics in order to ensure its compliance with regulatory requirements. As part of credit risk management for our consumer finance business, we conduct an online verification on customer identity and an anti-fraud assessment for each prospective borrower and determine the credit quota through our automated decisioning engine. Upon applying for drawdown, selected customers would enter into phone interviews with our credit assessment staff, and the drawdown would be disbursed after approval. We rely on a combination of text messages, AI and human agents in our collection process for consumer finance loans. We use texts and AI primarily for reminders and for payments that are not long overdue, and outsource collection efforts for longer overdue loans. The percentage of non-performing loans more than 60 days overdue for our consumer finance loans was 2.0% in 2020, 2.2% in 2021 and 1.7% in the first nine months of 2022. Our consumer finance subsidiary had a capital adequacy ratio of 118.6%, 35.6% and 20.1% as of December 31, 2020 and 2021 and September 30, 2022, respectively.

Our Credit Enhancement Providers

Our credit enhancement providers include credit insurance companies and guarantee companies. We worked with seven credit insurance companies in the first nine months of 2022. We enable them to extend credit enhancement for loans whose borrowers meet their desired risk profile. Credit enhancement providers benefit from the same customer referral, risk analytics and loan servicing and collection services as our funding partners.

The proportion of the outstanding balance of loans we enabled under the Puhui brand that was insured or guaranteed by third parties was 89.4%, 78.9% and 76.3% of the outstanding balance as of December 31, 2020 and 2021 and September 30, 2022, respectively. Our loan enablement can be done either with or without third-party credit enhancement. How much credit risk we take on and whether third-party credit enhancement is utilized depend on a dynamic mix of commercial factors, including the pricing of credit enhancement and the willingness of our funding partners to bear risk, as well as regulatory guidelines. We conduct commercial negotiations with our credit enhancement providers on a running quarterly basis, so changes in the credit enhancement market may affect the commercial terms of our agreements with our credit enhancement providers very quickly. If the cost of third-party credit enhancement is not commercially attractive, the proportion of loans for which we have credit risk could greatly exceed 30%, depending on the balance of risk and reward.

Ping An P&C provides credit enhancement on standard commercial arm’s-length terms for loans we enable. Ping An P&C provided credit enhancement on 70.6% of the outstanding balance of loans we had enabled under our Puhui brand as of September 30, 2022. No other credit enhancement provider insured or guaranteed more than 2% as of that date. For loans we enable that are insured by Ping An P&C, we have entered into agreements with terms of three years with Ping An P&C and each of the funding partners. These third-party credit enhancement providers provide credit guarantee insurance or guarantees on the loans we enable and will repay the lenders if a loan becomes sufficiently delinquent. We are not aware of any instance where our credit enhancement providers have ever failed to fulfill their insurance or guarantee obligations. Our credit enhancement providers conduct their own evaluation of each borrower to determine whether they will provide insurance or guarantees while we help our partners collect the necessary information.

All of our credit enhancement providers are regulated and inspected by the Chinese authorities and subject to detailed statutory and regulatory requirements. Insurance companies are regulated and inspected by the China Banking and Insurance Regulatory Commission, or the CBIRC. Pursuant to the regulations and rules regarding insurance companies issued by the CBIRC, the minimum registered capital of an insurance company is no less than RMB200 million and must be fully paid up in cash. For insurance companies engaged in credit guarantee insurance, the core solvency adequacy ratio at the end of the last two quarters must be no less than 75%, and the comprehensive solvency adequacy ratio must be no less than 150%. We engage in a strict assessment process in selecting our credit enhancement providers. We assess whether an insurer has a license from the CBIRC to provide credit insurance on three-year retail credit, whether it is able to meet the CBIRC’s stringent requirements for solvency ratios, concentration risks, leverage ratios and liquidity stress tests under the Measures for Regulating the Credit Insurance and Guaranty Insurance issued by the CBIRC in May 2020, and whether it has the relevant experience, track record and reputation within the industry. Our insurers are required to publicly file their quarterly solvency reports with the CBIRC, and we review their public filings to verify that they remain in compliance with the relevant requirements. Financing guarantee companies are regulated and inspected by the financial authorities of the local provincial or municipal government. Pursuant to the relevant regulations and rules regarding financing guarantee companies, the minimum registered capital of a financing guarantee company is not less than RMB20 million and must be fully paid up in currency, and net assets must be no less than one-fifteenth of their total outstanding guaranteed amount.

We have established a highly automated claims process with our funding partners and credit enhancement providers. Once a loan becomes delinquent for 80 days, a notice of claim will be automatically sent to the third-party credit enhancement provider. Normally this payment occurs without our participation and the timing of it does not affect our cash flow or cash position.

BUSINESS

The table below shows the amount of claims submitted to credit enhancement providers for the loans consolidated on our balance sheet and the amount of claims reimbursed during each period, in millions of RMB. The discrepancies in amounts submitted and amounts reimbursed are mainly due to timing differences. When we submit a claim, the credit enhancement provider will typically complete its review and make the payment to the funding partner within one business day.

	For the Year Ended December 31,		For the Nine Months Ended September 30,
	2020	2021	2022
			(unaudited)
Amount of claims submitted	1,938.8	5,084.4	8,655.8
Amount of claims reimbursed	1,940.1	5,084.4	8,655.8

Other Services

We enable a variety of financial institutions including banks, trust companies, mutual fund companies, private investment fund management companies, asset management companies, securities companies and insurance companies to access investors for wealth management products. We enabled 436 such partners in 2020, 470 in 2021 and 489 in the nine months ended September 30, 2022. The wealth management products we enabled in 2022 included asset management plans, mutual fund products, private investment fund products and trust products, among others.

OUR TECHNOLOGY

Our proprietary end-to-end system enables us to strengthen our product sourcing and enablement capabilities, streamline our loan enablement process, optimize customer experience and achieve economies of scale and operational efficiency. Designed for scalability and flexibility, our end-to-end system handles massive volumes of data required to evaluate a large number of customers, product providers and products profiles, enable loan transactions, enable products that meet the needs of investors, and monitor fund transfers, and repayment activities. For example, we deploy biometric identification, natural language processing, and optical character recognition to eliminate some of the more onerous loan application procedures and simplify the process for borrowers to provide loan documentation.

Many of the advanced technologies that we use, such as facial and voice recognition technology for verifying customer identities, AI and machine learning algorithms, and the application of blockchain to suitability management, have been licensed from Ping An Group, Ping An Technology and OneConnect. We train these technologies using our own data and business scenarios to create our own proprietary applied technologies unique to our own business.

Artificial Intelligence

Faster processor speeds, lower hardware costs, increasing sophisticated algorithms and the accumulation of high quality data have enabled us to adopt AI in more and more fields across our business. AI has helped us to reduce costs by increasing productivity and making decisions based on information that is too complex for a human to process. Our technology possesses leading artificial neural networks and by processing more examples from our over 17 years of through-cycle proprietary data, our neural network system evolves better and better over time. As a result we developed a deep learning model that could enable algorithms to powerfully analyze unstructured data for faster and cheaper credit scoring and quality loan assessments, precise marketing, custom-built intelligent customer service bots, pioneering regulatory compliance and various other business areas. Intelligent algorithms are able to spot anomalies and fraudulent information in a matter of seconds. The more we apply AI the more new use cases we find for it.

One of the key technologies here is natural language processing, which improves decision-making by analyzing large volumes of text and identifying key considerations affecting actions. For example, an ongoing AI-powered dialog in our underwriting process leads to a more comprehensive understanding of the applicant. Using an algorithmic approach, we apply data analysis to provide credit scores for individuals with “thin” credit files, using alternative data sources to review loan applications. Leveraging such technologies allows for faster and cheaper credit scoring and ultimately makes quality loan assessments accessible to a larger number of people.

Another AI use case is our custom-built intelligent customer service bots and systems, used to streamline large parts of tedious customer service process. These automatically follow up on customer application break-points and rout the applicant to the right department within our company.

BUSINESS

In 2020, we also introduced our latest pioneering regulatory technology, which focuses on making regulatory compliance more efficient and native to our core processes. The system uses natural language processing to cope with new regulations. To comply with these regulations, we apply AI-powered data analysis to build integrated risk and reporting systems. AI helps tackle regulatory quality issues, increasing the value of data to the authorities.

Data Science

Data technology is extensively used in the entire aspects of our operations, including KYC, KYP, anti-fraud and credit assessment, targeted marketing, product design and customer experience. We have invested significant resources in building up a petabyte-scale data platform, which covers a wide range of information pertinent to a customer’s profile and creditworthiness from a holistic perspective, particularly financial data that are more indicative of our customer’s financial strength and creditworthiness. We have accumulated over 17 years of through-cycle credit, supplemented by Ping An ecosystem analytics and insights and access to enterprise data through external data providers, and our data-mining capabilities enable us to convert the originally unstructured data into structured data using deep learning and artificial intelligence techniques.

For example, through the application of deep learning and big data analytics, we utilize portfolio investment tools that construct tailored investment portfolio options that match investors’ risk appetites and can achieve higher investment return through diversification and automated investments. Based on our platform investors’ investment behavior data, we also enable the offering of personalized investment products and services using automated algorithms and analytics, which significantly improve the conversion rate of our marketing activities. In addition, our data-driven anti-fraud model enable us to identify and screen out organized fraud attempts through graphic computation and machine learning algorithms. Furthermore, we have developed an AI-driven customer services information message system, which allows us to migrate our customer services from traditional telephone model to online interactive model and answer our customers’ questions by machine, improving our operational efficiencies and customer experiences.

Blockchain

Blockchain is an open, distributed ledger that stores transaction data in a verifiable and immutable way, enabling parties to conduct business with each other on a single, unified system. We use our blockchain technology, built using the Ping An ecosystem’s FiMAX architecture, to accomplish suitability management and transparent disclosure as well as to record interactions with our platform investors to ensure full traceability in case of complaints or disputes. The FiMAX architecture supports enterprise-grade blockchain development in addressing the challenges that arise using different parties’ encrypted data in ways that maintain the integrity of each user’s encryption. Combining FiMAX’s patented crypto-controlled data-sharing algorithm and per-field encryption technologies, we believe that FiMAX is one of the first technology platforms in the industry to achieve data connectivity while retaining various users’ data encryption—features that are critical for real life applications in the financial services industry.

Stable and Scalable Cloud-based Infrastructure

Our platform is built on cloud-native infrastructure supplied by Ping An Cloud. Ping An Cloud provides us with computing services, storage, server and bandwidth. We maintain redundancy through a real-time multi-layer data backup system to ensure the reliability of our network. Cloud-native flexibility enables us to deliver financial services with fast and seamless digital experience.

We have adopted modular architecture that consists of multiple connected components, each of which can be separately upgraded and replaced without compromising the functioning of other components. This advanced architecture gives us increased flexibility in adding or removing modules, and it speeds up the deployment of new capabilities, features and functionalities.

Our technology has built-in software and hardware redundancy. We make use of distributed computing architecture so that a single point of failure does not cause the entire system to fail. Combined with our modular architecture, this makes our platform both highly stable and easily scalable.

Research and Development

Since our inception, we have cultivated a culture of innovation and invested significantly in technology. We have a team of over 1,000 engineers and data analysts who have extensive working experience in China’s internet and financial institution industries. Benefiting from the diversified background and expertise of our technology team, we have built our system infrastructure, which is reputable in both the internet and financial institutions industries.

BUSINESS

Multilevel Security

We are committed to maintaining a secure online platform, as data protection and privacy are critical to our business. We have developed our proprietary security system, covering entire aspects of our operation and use a variety of techniques to protect our customer’s data. We rely on multiple layers of network segregation using firewalls to protect against attacks or unauthorized access. We also employ proprietary technologies to protect our users. For example, if we suspect that a user’s account or a transaction may have been compromised, we may use micro expression, facial recognition or voice recognition to validate that the person accessing the account or authorizing the transaction is the actual account holder. We also use automated data tiering technology to store our users’ data to ensure safety and for any transmission of sensitive user information, we use data encryption to ensure confidentiality. Our security system has been certified by ISO27001 standard and PRC national level III security protection standard.

INTELLECTUAL PROPERTY

We strongly emphasize the establishment, application, administration and protection of intellectual property rights. Through research, development and application in our ordinary course of business, we have obtained various intellectual property rights, including for our Ping An Puhui mobile app and for our Lu.com domain name, which offer enormous value to our businesses.

We regard our patents, copyrights, trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on patent, copyright, trademark, and trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. As of September 30, 2022, we had registered 443 patents with the PRC State Intellectual Property Office in China and 266 software copyrights and art work copyrights with the PRC National Copyright Administration. We had 45 registered domain names and 627 registered trademarks in the PRC as of the same date. For details of our material registered intellectual property, see “Statutory and General Information—B. Further Information about Our Business—2. Intellectual Property Rights” in Appendix IV to this document.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. Monitoring unauthorized use of our technology is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

In addition, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business could be harmed. Moreover, even if we are able to license the infringed or similar technology, license fees could be substantial and may adversely affect our results of operations.

We were not aware of any material incidents of intellectual property rights infringement claims or litigation initiated by others against us or vice versa during the Track Record Period and up to the Latest Practicable Date. See “Risk Factors—Risks Relating to Our Business and Industry—We may not be able to prevent others from making unauthorized use of our intellectual property, which could harm our business and competitive position” and “Risk Factors—Risks Relating to Our Business and Industry—We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.”

BUSINESS

CUSTOMERS AND SUPPLIERS

We generate income from a large number of small business owners and other retail borrowers in China under our core retail credit and enablement business model. These customers are material in the aggregate but none of them individually is a material customer. Our top five customers are financial institutions for whom we provide a variety of services. We had over three years of business relationship with each of our top five customers during the Track Record Period. In 2020, 2021 and the first nine months ended September 30, 2022, income from our top five customers accounted for
5.1%, 9.0% and 5.1% of our total income (i.e., less than 30% of our total income), respectively. Ping An P&C was our largest customer throughout the Track Record Period. In 2020, 2021 and the first nine months ended September 30, 2022, we generated income of RMB1,274 million, RMB3,641 million (US$536 million) and RMB1,018 million (US$150 million), respectively, from Ping An P&C, representing 2.4%, 5.9% and 2.2% of our total income for the respective periods. See “Relationship with the Controlling Shareholders—Our Relationship with Ping An Group” for further details about our cooperation with Ping An Group. See “Connected Transactions” for our transactions with the Ping An Group going forward. Please also see “Risk Factors—Risks Relating to Our Business and Industry—We have extensive cooperation with Ping An Group in our business. If such cooperation is subject to any change or if Ping An Group cannot continue to support us, our business, financial performance and results of operations may be adversely affected.”

Our suppliers primarily include companies that provide credit-related technology services. We had over three years of business relationship with each of our top five suppliers during the Track Record Period. In 2020, 2021 and the first nine months ended September 30, 2022, our top five suppliers accounted for 9.2%, 8.1% and 6.5% of our total expenses for the respective periods (i.e., less than 30% of our total expenses). In 2020, 2021 and the first nine months ended September 30, 2020, our largest supplier accounted for 3.7%, 3.3% and 2.9% of our total expenses for the respective periods. Ping An Payment Technology Services Co., Ltd. (平安付科技服務有限公司) was our largest supplier in each of 2020, 2021 and the first nine months ended September 30, 2022.

PROPERTIES

We are headquartered in Shanghai. We had 662 offices in China and another 3 offices in Hong Kong and Indonesia as of September 30, 2022. The following table sets forth a summary of our facilities as of September 30, 2022:

	Number of Facilities	Aggregate Size (m2)
Guangdong	70	73,837
Shanghai	19	68,755
Jiangsu	64	64,469
Shandong	44	41,790
Hubei	30	36,433
Henan	29	33,804
Hebei	36	33,228
Sichuan	30	33,181
Anhui	21	27,146
Hunan	24	21,416
Other	298	201,064

Total	665	635,124

BUSINESS

Owned Properties

As of September 30, 2022, properties that we own have a total gross floor area of over 3,603 square meters and each owned property ranges from a gross floor area of approximately 79 square meters to 136 square meters. We have valid title certificates or relevant authorization certificates to substantially all of the properties that we own. We have been advised by our PRC Legal Adviser that we have the legal ownership of the properties for which we have valid title certificates or relevant authorization certificates and we have the rights to possess, utilize, and generate income from these properties.

Leased Properties

We lease our premises under lease agreements. The lease terms vary typically from one to six years. As of September 30, 2022, our leased properties have a total gross floor area of over 630,000 square meters. Much of our system hardware is hosted in leased facilities located in Shanghai, Shenzhen and Hebei that are operated by our IT staff. We also maintain a real-time backup system and a remote backup system at separate facilities also located in Shanghai, Shenzhen and Hebei. These properties are used for non-property activities as defined under Rule 5.01(2) of the Listing Rules and are principally used as office premises for our business operations. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

As of September 30, 2022, lessors of 19 of our material leased properties in China with a total gross area of over 33,000 square meters had not provided us with ownership certificates or other similar proof evidencing their rights to lease the properties to our principal subsidiaries and variable interest entities. As a result, these leases may not be valid, and there are risks that we may not be able to continue to use such properties. See “Risk Factors—Risks Relating to Our Business and Industry—Any failure to comply with PRC property laws and relevant regulations regarding certain of our leased properties may negatively affect our business, results of operations and financial condition.”

Pursuant to PRC laws and regulations, property lease contracts must be registered with the local branch of the Ministry of Housing and Urban-Rural Development of the PRC. As of September 30, 2022, we had not obtained lease registrations for the majority of the material properties we leased in China, primarily due to the difficulty of procuring our lessors’ cooperation to register such leases. The registration of such leases will require the cooperation of our lessors. Our PRC Legal Adviser has advised us that the lack of registration for the lease contracts will not affect the validity of such lease contracts under PRC law, and has also advised us that a maximum penalty of RMB10,000 may be imposed for each incident of noncompliance of lease registration requirements. We will take all practicable and reasonable steps to ensure that the unregistered leases are registered.

SEASONALITY

Our overall operating results fluctuate from quarter to quarter as a result of a variety of factors, including seasonal factors and economic cycles that influence customer borrowing activities. Seasonality is not a major factor in fluctuations in our operating results.

COMPETITION

We compete primarily with non-traditional financial service providers such as MYbank, WeBank, Du Xiaoman Financial and JD Technology, and with traditional financial institutions, such as traditional banks, which are focused on retail and SMB lending. Many non-traditional financial service providers trace their origins back to services offered by a technology company, so they tend to compete with us in segments of the market that are more amenable to purely technological solutions and do not necessarily require strong financial expertise. Banks may compete with us as lenders or cooperate with us as funding partners. The PRC government is encouraging banks to increase their lending to the small business sector, which may cause them to pay more attention to the kinds of borrowers that we target than they have in the past. In addition, decreases in the maximum APR that can be charged to borrowers and our own increasing focus on high-quality borrowers to maintain credit quality may also cause our target borrowers to overlap more with those that banks have targeted in the past.

BUSINESS

Some of our larger competitors have significant financial resources to support heavy spending on sales and marketing and to provide more services to customers. We believe that our ability to compete effectively for borrowers and investors depends on many factors, including the variety of our products, quality of our user experience, effectiveness of our risk management, our partnership with third parties, our marketing and selling efforts and the strength and reputation of our brand.

Furthermore, as our business continues to grow rapidly, we face significant competition for highly skilled personnel. The success of our growth strategy depends in part on our ability to retain existing personnel and add additional highly skilled employees.

INSURANCE

We maintain major insurance coverage for areas such as office buildings and facilities, equipment and materials, and losses due to fire, flood and other natural disasters. We believe our insurance coverage is adequate and in line with the commercial practice of industries we operate.

While a significant portion of our loan products carry credit guarantee insurance provided by third parties, the insurance premiums are paid by the borrower as part of the cost of the loan, and we are not obligated to pay any of the premiums.

We consider our insurance coverage to be adequate as we have in place all the mandatory insurance policies required by the PRC laws and regulations and in accordance with the commercial practices in our industry. However, our insurance policies are subject to standard deductibles, exclusions and limitations. As a result, our insurance policies may not be able to cover all of our losses and we cannot provide any assurance that we will not incur losses or suffer claims beyond the limits of, or outside the relevant coverage of, our insurance policies. For details of risks relating to our insurance coverage, see “Risk Factors—Risks Relating to Our Business and Industry—We have limited insurance coverage, which could expose us to significant costs and business disruption.”

LICENSES AND QUALIFICATIONS

In accordance with the laws and regulations in the jurisdictions in which we operate, we are required to obtain various licenses and regulatory approvals to operate our business. See “Regulatory Overview” in this document for details about the regulations that apply to us. During the Track Record Period and up to the Latest Practicable Date, we had obtained all necessary licenses that are material to our business operations from the relevant government authorities. Some of our licenses are valid for an indefinite term, and some are valid for a fixed period and subject to renewal upon expiry in accordance with the applicable PRC laws and regulations. Our Directors do not expect any impediment in the renewal of our licenses.

BUSINESS

The table below sets forth a summary of the principal licenses that we have obtained for our business operations as of the Latest Practicable Date:

License	Holder	Supervisory Authority	Latest Grant Date	Date of Expiry
Financial Business Permit	Ping An Consumer Finance Co., Ltd.	China Banking and Insurance Regulatory Commission Shanghai Office	January 13, 2022	N/A

Financing Guarantee Business Operation License (License No. Su 010032)	Ping An Puhui Financing Guarantee Co., Ltd.	Jiangsu Local Financial Supervision Authority	May 30, 2022	N/A

Private Investment Fund Manager Registration Certificate (No.P1002716)	Shenzhen Ping An HuiFu Asset Management Co., Ltd.	Asset Management Association of China	May 26, 2014	N/A

Chongqing Municipal Financial Work Office on the Approval of the Opening of Chongqing Jinan Microfinance Co. (Letter No. 32 [2015] of Chongqing Financial Work Office)	Chongqing Jin’an Microloan Co., Ltd	Chongqing Financial Work Office	February 26, 2015	N/A

Value-added Telecommunications Business License (License No. Yu B2-20160063)	Chongqing Financial Assets Exchange Co., Ltd.	Communications Administration of Chongqing Province	December 16, 2021	December 16, 2026

Chongqing Municipal People’s Government on the establishment of the Chongqing Financial Assets Exchange approval (Letter No. 119 [2010] of Chongqing Municipal People’s Government)	Chongqing Financial Assets Exchange Co., Ltd.	Chongqing Municipal People’s Government	December 14, 2010	N/A

Value-added Telecommunications Business License (License No. Yue B2-20280140)	Shenzhen Lufax Internet Information Services Co., Ltd.	Communications Administration of Guangdong Province	February 14, 2018	February 14, 2023

P2P Lending License	PT Ringan Technology Indonesia	Indonesian Financial Services Authority or Otoritas Jasa Keuangan (“OJK”)	August 2, 2021	N/A

BUSINESS

AWARDS

The following table sets forth some of the most important awards we have received in recognition of our business and capabilities during the Track Record Period:

Year	Award	Issuing Authority

2020	Fintech of the Year, China	The Asset

2020	Top 100 Most Valuable Chinese Brands, No. 19	WPP KANTAR

2020	China’s Fintech Pioneer List 2020 中國金融科技先鋒榜	Securities Times 證券時報

2020	Diamond Award for AI; Platinum Award for Blockchain-based Transformation; Platinum Award for Cybersecurity	Institute of Financial Technologists of Asia

2021	Top 50 Online New Economy (Shanghai) 在線新經濟（上海）50強	Jiemian News, Shanghai United Media Group 上海報業集團|界面新聞

2016-2021	China Leading Fintech 50 List	KPMG China

2022	Best Inclusive Finance Project in China中國最佳普惠金融項目; Annual Green Sustainable Management Platform 年度綠色可持續管理平臺	The Asian Banker 亞洲銀行家

2022	Excellent and Competitive Financial Institution for SME Services 卓越競爭力普惠金融踐行金融機構	China Business Journal 中國經營報

2022	2022 China ESG 50	Forbes China 福布斯

2022	Sustainable Development Species Award可持續發展物種獎 (for our Janus risk decision engine)	Harvard Business Review (China edition) 哈佛商業評論

2022	Competitive Company of the Year 2022年度競爭力公司	21st Century Business Herald 21世紀經濟報導

ENVIRONMENTAL, SOCIAL AND GOVERNANCE

We are dedicated to corporate social responsibilities, environmental awareness, and long-term sustainable development. Being a socially responsible company is an integral part of our business and has been our core value since our inception. We have taken various initiatives and practices to promote our value.

Our Commitment to Social Responsibilities

We believe that our continued growth rests on integrating social values into our business and serving the community at large in China. Since our inception, we have been highly committed to supporting and participating in charitable and socially responsible projects that align with our core values and mission, and to establishing inclusive technology and innovations to extend the benefits of our technological capabilities to the community at large.

Our major corporate social responsibility initiatives include:

The Preferential Agricultural Fund

We established the Preferential Agricultural Fund, which is an innovative program that aims to revitalize the rural economy by supporting micro and small businesses as well as cooperatives in rural areas. Focusing female leaders of rural cooperatives, we provide them with well-rounded entrepreneurship and employment assistance through interest-free funds, skill trainings, and traffic support.

In 2021, we joined forces with the China Women’s Development Foundation, the Ningxia Women’s Federation, and Ningxia Women and the Children’s Development Foundation and announced a grant of RMB10 million for the Huinongjin (惠農金). The funds have been granted to rural micro and small businesses and cooperatives led by 13 female entrepreneurs in six provinces to support their entrepreneurship and innovation. As of December 31, 2021, we donated another RMB2 million to the China Women’s Development Foundation for distributing Preferential Agricultural Funds in the following two years.

BUSINESS

Supporting Students and Promoting Education

We have a long-standing commitment to providing each child with an opportunity to lead a better life through knowledge. We have continued to assist Ping An Hope Primary School in Niuhe, Gansu in the past six years. Our volunteer team supports the healthy development of local students by providing on-site visits, online and offline interactions, a variety of courses that range from basic courses to horizon-broadening AI courses, and comprehensive supplies, including school supplies to students.

Initiatives to Combat the COVID-19 Pandemic

Since the outbreak of the COVID-19 pandemic, we have been supporting nationwide efforts to contain the pandemic and motivating employees to participate in volunteer activities in local communities. In response to volunteer shortage during the pandemic, our volunteers actively participated in events to combat the pandemic, with over 8,550 employees working in the front line for epidemic prevention and control. For example, our Shenzhen branch sent nearly 20 groups of volunteers to assist in nucleic acid testing and our Beijing branch brought supplies to community residents, helped to build nucleic acid testing tents, and assisted with testing.

Donations to Society

We pay close attention to trending social issues and have launched several charity donations that benefit the community at large in China. For example, we invested RMB8.5 million in public welfare in 2021. This included RMB5.8 million spent on the national park program for the Ping An Guardian Action, which is a program designed to strengthen the development of China’s ecological environment protection and restoration; RMB2 million spent on our Preferential Agricultural Funds program; RMB500,000 spent to support China’s nationwide efforts to combat the COVID-19 pandemic; and the remaining RMB200,000 spent on the Dream in the New Era initiated by the Central Conservatory of Music, which is a program that brings music education to students in rural areas. In addition, to relieve the pressure induced by the shortage of supplies during the COVID-19 pandemic, we aligned forces across our branches nationwide to procure urgently needed supplies, including protective suits, face masks, medical gloves, clothing and food, and donated them to local governments, communities and local police stations.

We remain committed to taking sustainable corporate responsibility initiatives and making our contributions to society, in particular to those in need, in China.

Environmental and Worker Safety

We do not operate any manufacturing facilities or any logistical facilities. Therefore, we are not subject to significant health, work safety or environmental risks. We are, however, dedicated to environmental awareness and energy efficiency. We encourage our employees to be mindful of the environment when consuming office supplies and traveling. We also set environmental goals and initiated green office measures to achieve low-carbon and sustainable development goals. To ensure compliance with applicable laws and regulations, from time to time, our human resources department would, if necessary and after consultation with our legal advisor, adjust our human resources policies to accommodate material changes to relevant labor and safety laws and regulations. During the Track Record Period and up to the Latest Practicable Date, we had not been subject to any material fines or other material penalties due to non-compliance with health, work safety, social or environmental regulations.

EMPLOYEES

Our success depends on our ability to attract, retain and motivate qualified personnel, including personnel from both the finance and technology industries. We had a total of 84,337 full-time employees as of September 30, 2022. Almost all of our employees are based in China.

BUSINESS

The following table sets forth a breakdown of our employees by function as of September 30, 2022:

Function	Number of Employees	Percentage
Sales and marketing
Direct sales	58,038	68.8
Channel management	3,895	4.6
Online sales	4,415	5.2

Total sales and marketing	66,348	78.7
Credit assessment	2,067	2.5
Post-origination services	10,007	11.9
General and administrative	4,686	5.6
Technology and research	1,000	1.2
Other	229	0.3

Total	84,337	100.0

The following table sets forth the number of our employees by geography as of September 30, 2022:

	Number of Employees	Percentage
Jiangsu	9,286	11.0
Guangdong	9,255	11.0
Shanghai	6,188	7.3
Shandong	5,871	7.0
Hubei	5,376	6.4
Hebei	5,002	5.9
Henan	4,605	5.5
Sichuan	4,186	5.0
Anhui	3,900	4.6
Hunan	2,770	3.3
Other	27,898	33.1

Total	84,337	100.0

As part of our retention strategy, we offer employees competitive salaries, performance-based cash bonuses, incentive share grants and other incentives. Our management recognizes the importance of realizing personal values for our employees and promotes a transparent appraisal system for all our employees seeking career advancement across different business departments. Our appraisal system provides the basis for making human resource decisions such as base compensation, bonuses, career promotion and employee share incentive grants. In order to maintain a competitive edge, we will continue to focus on attracting and retaining qualified professionals by providing an incentive-based and market-driven compensation structure that rewards performance and results.

We primarily recruit our employees through recruitment agencies, on-campus job fairs, industry referrals, internal referrals and online channels. In addition to on-the-job training, we regularly provide management, financial, technology, regulatory and other training to our employees by internally sourced speakers or externally hired consultants. Our employees may also attend external training with the approval of their supervisor.

As required by PRC laws and regulations, we participate in housing fund and various employee social security plans that are organized by the regional government authorities, including housing, pension, medical, work-related injury, maternity insurance and unemployment benefit plans, under which we make contributions at specified percentages of the salaries of our employees. We also purchase commercial health and accident insurance coverage for our employees. During the Track Record Period and up to the Latest Practicable Date, we complied with all material aspects of these requirements and were not subject to any material administrative fines or penalties.

To date, we have not experienced any labor strikes or other material labor disputes that have affected our operations. None of our employees are represented by a union or collective bargaining agreements. We believe that we have a good relationship with our employees.

BUSINESS

LEGAL PROCEEDINGS AND COMPLIANCE

Legal Proceedings

From time to time, we may become involved in legal proceedings in the ordinary course of our business. During the Track Record Period and up to the Latest Practicable Date, we had not been involved in any actual or pending legal, arbitration or administrative proceedings (including any bankruptcy or receivership proceedings) that we believe would have a material adverse effect on our business, results of operations, financial condition or reputation and compliance.

Compliance

During the Track Record Period and up to the Latest Practicable Date, we had not been and were not involved in any material noncompliance incidents that have led to fines, enforcement actions or other penalties that could, individually or in the aggregate, have a material adverse effect on our business, financial condition and results of operations.

RISK MANAGEMENT AND INTERNAL CONTROL

We are devoted to establishing risk management and internal control systems that we consider to be appropriate to manage risks in our business operations, and we are dedicated to monitoring these systems for effectiveness and modifying them as necessary as our business grows to maintain effectiveness.

To monitor the ongoing implementation of our risk management policies and corporate governance measures after the Listing, we have adopted and will adopt, among other things, the following additional risk management measures:

•

we have established an audit committee to review and supervise our financial reporting process and internal control system. Our audit committee consists of three members, all of whom are independent non-executive Directors, namely Mr. Rusheng YANG, Mr. Xudong ZHANG and Mr. David Xianglin LI. Mr. Yang serves as chairperson of the committee. See “Directors and Senior Management—Corporate Governance—Audit Committee” for the qualifications and experience of these committee members as well as a detailed description of the responsibility of our audit committee;

•

we will adopt various policies to ensure compliance with the Listing Rules, including but not limited to aspects related to conflict of interest management, connected transactions and information disclosure;

•	we have adopted anti-corruption and anti-bribery policies governing the interaction of employees with third parties; and

•

we will continue to organize training sessions for our Directors and senior management with respect to the relevant requirements of the Listing Rules and duties of directors of companies listed in Hong Kong.

We have only engaged in limited foreign exchange hedging activities to date, in connection with our obligations under our syndicated loan.

In addition, we have appointed Somerley Capital Limited as our Compliance Adviser, who will provide advice and guidance to us in respect of compliance with the applicable laws and the Listing Rules, including various requirements relating to Directors’ duties and corporate governance matters.

We have designed and adopted strict internal control policies to ensure the compliance of our business operations with the relevant rules and regulations. Our legal, finance and other departments work closely with our business units and functional departments to (i) perform risk assessments and give advice on risk management strategies; (ii) improve business process efficiency and monitor internal control effectiveness; and (iii) establish authorization and approval protocols.

In accordance with our internal procedures, our legal and finance departments review due diligence materials and contracts of suppliers and customers, and works with relevant business units to obtain and maintain requisite governmental approvals or consents, including preparing and submitting all necessary documents for filing with relevant government authorities within the prescribed regulatory timelines. We continually review the implementation of our internal control policies and measures to ensure our implementation are effective and sufficient.

Our Directors are of the view that we have adequate and effective internal control procedures.

CONTRACTUAL ARRANGEMENTS

The following section sets forth updated and supplemental information in the Listing Application relating to our contractual arrangements.

BACKGROUND

We conducted certain business through the Contractual Arrangements. For each of the two years ended December 31, 2021 and the nine months ended September 30, 2022, total income generated through the Consolidated Affiliated Entities amounted to RMB1.6 billion, RMB1.6 billion and RMB0.8 billion, representing 3.0%, 2.5% and 1.7% of our total income, respectively. The Consolidated Affiliated Entities were established under the laws of the PRC. A summary of our businesses/operations conducted through the Consolidated Affiliated Entities that are subject to foreign investment restriction and restriction on changes in shareholders and beneficial owners in accordance with applicable PRC laws, regulations and regulatory requirements is set out below (the “Restricted Businesses”):

Restricted Businesses	Our businesses/operations and the applicable PRC laws, regulations and regulatory requirements

Restricted category under the 2021 Negative List Value-added telecommunication services	According to the 2021 Negative List, provision of value-added telecommunications services (except for ecommerce, domestic multi-party communications, storage-forwarding and call centers) falls within the ‘restricted’ category, and foreign investors are generally not allowed to own more than 50% of the equity interest in a value-added telecommunication service provider with certain exceptions.

Article 10 of the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision) (外商投資電信企業管理規定(2016修訂) (the “FITE Regulations”) further provided that a major foreign investor that invests in a value-added telecommunication service provider in the PRC must possess prior experience in, and a proven track record of good performance of, operating value-added telecommunication businesses (the “ICP Qualification Requirements”). On April 7, 2022, the State Council issued the Decision to Amend and Abolish Certain Administrative Regulations (《國務院關於修改和廢止部分行政法規的決定》), which made amendments to the FITE Regulations. Pursuant to the amended FITE Regulations which took effect on May 1, 2022, the ICP Qualification Requirements for major foreign investors that invest in PRC companies conducting value-added telecommunication business set out in the FITE Regulations were removed. However, as of the date of this document, further implementation regulations or administrative guidelines in relation to the amended FITE Regulations have not yet been promulgated by the relevant PRC regulatory authorities.

Shenzhen Lufax Internet Information, a Consolidated Affiliated Entity of the Company and a wholly owned by Shenzhen Lufax Enterprise Management, one of our VIEs, started to primarily operate our new SBO value-added services platform, branded Ludiantong (陸店通) from November 2022. This platform is aimed to offer various value-added platform services, including without limitation business consultation and sharing, business partner introduction and communication, online store promotion and other operation support services.

The services provided or to be developed by Shenzhen Lufax Internet Information fall into commercial value-added telecommunication business under the applicable PRC laws, and thus a Value-added Telecommunication Business Operation License (增值電信業務經營許可證) (“ICP License”) is required. Shenzhen Lufax Internet Information currently holds an ICP License.

CONTRACTUAL ARRANGEMENTS

Restricted Businesses	Our businesses/operations and the applicable PRC laws, regulations and regulatory requirements

As of the Latest Practicable Date, the Guideline for the Examination and Approval of the Telecommunication Business License which was issued on the official website of the MIIT, has not been updated to reflect the recent regulatory development. As advised by our PRC Legal Adviser, the regulatory regime in respect of the ICP License has no material change in practice despite the amendment of the FITE Regulations which took effect on May 1, 2022. Based on our PRC Legal Adviser’s experience, it is very difficult in current practice for Shenzhen Lufax Internet Information to obtain any ICP License as a Sino-foreign equity joint venture or wholly-owned foreign investment entity. Based on our PRC Legal Adviser’s advice and experience above, it is impossible in current practice for Shenzhen Lufax Internet Information to maintain the existing ICP License if we hold direct or indirect equity interests in such entity.

In addition, Shenzhen Lufax Internet Information had very limited contribution to the Group’s financial performance during the Track Record Period. In the two years ended December 31, 2021 and the nine months ended September 30, 2022, (a) Shenzhen Lufax Internet Information’s total income amounted to RMB54.7 million, RMB169.3 million and RMB54.7 million, representing 0.1%, 0.3%, 0.1% of the total income of the Group, respectively, and (b) Shenzhen Lufax Internet Information’s net profit amounted to RMB1.9 million, RMB21.4 million and RMB17.1 million, representing 0.02%, 0.1% and 0.2% of the net profit of the Group, respectively. As of December 31, 2020 and 2021 and September 30, 2022, Shenzhen Lufax Internet Information had net assets of RMB145.5 million, RMB166.8 million and RMB184.0 million, representing 0.2%, 0.2% and 0.2% of the net assets of the Group, respectively.

Restricted change in shareholder and beneficial owner Private investment fund management business	We conduct our private investment fund management business (“Investment Fund Management Business”) through Shenzhen Ping An Huifu Asset Management Limited (深圳平安匯富資產管理有限公司) (“Ping An Huifu”), which is a Consolidated Affiliated Entity and indirectly wholly-owned by Shanghai Xiongguo, one of our VIEs, and is controlled by us through contractual arrangements. Ping An Huifu is registered as a private investment fund manager in the PRC. Pursuant to the Measures for the Registration and Filing of Private Investment Fund Managers and Funds (Trial) 《私募投資基金管理人登記和基金備案辦法 (試行)》, any change in the controller or controlling shareholder of Ping An Huifu is required to be reported to the Asset Management Association of China (“AMAC”). Any failure to complete such report will have an adverse impact on the qualification of Ping An Huifu as a private investment fund manager, and Ping An Huifu may be subject to the relevant administrative measures imposed by the relevant authorities of AMAC.

As at the Latest Practicable Date, the registration system on the website of AMAC for changes in controlling shareholder and/or de facto controller in respect of Ping An Huifu is still suspended. Our PRC Legal Adviser had also made an enquiry on a named basis with the telephone hotline of AMAC, which as advised by our PRC Legal Adviser is competent to supervise the private fund management industry, who confirmed that the online system of AMAC does not currently process any registration of any change in controlling shareholder and/or de facto controller of a private investment fund manager which is in the same classification as Ping An Huifu. Given the transfer restrictions arising from the AMAC online registration system, our PRC Legal Adviser is of the view that in order to maintain the qualifications of Ping An Huifu in compliance with applicable PRC laws and the authorities’ requirements, it is necessary for us to keep Ping An Huifu held under its current shareholding structure and held as part of our Contractual Arrangements.

CONTRACTUAL ARRANGEMENTS

We will periodically monitor the registration system on the website of AMAC and/or consult our PRC Legal Adviser with respect to the status of any applicable regulations and assess the feasibility and practicability of transferring Ping An Huifu and its direct and indirect controlling shareholders out of the relevant VIE.

In addition, we operate certain business through the Contractual Arrangements which are not subject to foreign investment restriction under the applicable PRC laws, regulations and regulatory requirements (the “Non-restricted Businesses”) through the Consolidated Affiliated Entities as set out below. A summary of the Non-restricted Business and the reasons for adoption of Contractual Arrangements for the Non-restricted Business are set out below.

Non-restricted Businesses	Our business/operations

Wealth management business including its mobile application Shanghai Lufax App (陸金所App)	As an integrated part of our businesses, the Group also operates an online wealth management business through Shanghai Lufax, which is indirectly wholly owned by Shanghai Xiongguo and is controlled by us through contractual arrangements. Shanghai Lufax currently primarily operates such online wealth management business through its mobile application Shanghai Lufax App (陸金所App). As advised by our PRC Legal Adviser, the business operated by Shanghai Lufax is not subject to any foreign ownership restriction or prohibition under the PRC laws.

Since Shanghai Lufax currently provides services to a group of B-end customers, which mainly are financial institutions, transferring the current businesses of Shanghai Lufax out of the Contractual Arrangements would involve, among others, the novation and re-execution of the customer contracts with B-end customers currently in effect, which would require the Company to individually contact all parties involved in every contract and the costs involved would outweigh the benefits. Taking into account the above, it would be impractical and unduly burdensome to transfer the businesses of Shanghai Lufax out of the Contractual Arrangements.

In addition, Shanghai Lufax had very limited contribution to the Group’s financial performance during the Track Record Period. In the two years ended December 31, 2021 and the nine months ended September 30, 2022, Shanghai Lufax’s total income amounted to RMB626.5 million, RMB781.0 million and RMB390.8 million, representing 1.2%, 1.3% and 0.9% of the total income of the Group, respectively. Shanghai Lufax’s net profit for the year ended December 31, 2021 and the nine months ended September 30, 2022 amounted to RMB5.4 million and RMB10.6 million, representing 0.03% and 0.1% of the net profit of the Group, respectively. Shanghai Lufax recorded a net loss of RMB16.2 million in 2020. As of December 31, 2020 and 2021 and September 30, 2022, Shanghai Lufax had net assets of RMB601.1 million, RMB602.3 million and RMB614.4 million, representing 0.7%, 0.6% and 0.6% of the net assets of the Group, respectively.

Facilitation of financial asset exchange and financial advisory businesses	The Group engages in the facilitation of financial assets exchange and financial advisory business through Chongqing Exchange, which is an indirect wholly owned subsidiary of Shenzhen Lufax Enterprise Management and controlled by the Group through contractual arrangements. Chongqing Exchange also provides financial advisory services through its wholly owned subsidiary CQYZS, together with Chongqing Exchange, “Chongqing Exchange Entities”). As advised by our PRC Legal Adviser, the businesses operated by Chongqing Exchange Entities are not subject to foreign ownership restriction under the PRC laws.

▲

for the year ended December 31, 2021 and the nine

months ended September 30, 2022

CONTRACTUAL ARRANGEMENTS

Chongqing Exchange Entities had very limited contribution to the Group’s financial performance during the Track Record Period. In the two years ended December 31, 2021 and the nine months ended September 30, 2022, Chongqing Exchange’s total income amounted to RMB111.2 million, RMB(8.5) million and RMB11.7 million, representing 0.2%, nil and 0.03% of the total income of the Group, respectively. In the year ended December 31, 2021 and the nine months ended September 30, 2022, Chongqing Exchange’s net loss amounted to RMB141.3 million and RMB438.7 million, respectively, whereas it generated a net profit of RMB15.9 million in 2020, representing 0.1% of the net profit of the Group in the same year. As of December 31, 2020 and 2021 and September 30, 2022, Chongqing Exchange had net assets of RMB670.2 million, RMB531.4 million and RMB92.8 million, representing 0.8%, 0.6% and 0.1% of the net assets of the Group, respectively. In the two years ended December 31, 2021 and the nine months ended September 30, 2022, CQYZS’ total income amounted to RMB148.1 million, RMB53.6 million and RMB4.3 million, representing 0.3%, 0.1% and 0.01% of the total income of the Group, respectively. In the year ended December 31, 2020 and the nine months ended September 30, 2022, CQYZS generated a net profit of RMB36.5 million, and RMB3.2 million, representing 0.3% and 0.03% of the net profit of the Group, respectively, whereas its net loss amounted to RMB378.8 million in 2021. As of December 31, 2020 and 2021, and September 30, 2022, CQYZS had net liabilities of RMB490.8 million, RMB869.5 million and RMB866.4 million.

The Non-restricted Businesses under the Contractual Arrangements in aggregate accounted for less than 3% of the total income, net profit and net assets of the Group for the two years ended December 31, 2021 and the nine months ended September 30, 2022. We will (and will have measures in place to) ensure the Non-restricted Businesses under the Contractual Arrangements will remain immaterial after the Listing and their annual total income contribution relative to the Group will be below 5%. Our audit committee will review the proportion of the total income generated from the Non-restricted Businesses on an annual basis and will make adequate disclosure on an ongoing basis in our annual report after the Listing.

In addition, Shanghai Xiongguo and Shenzhen Lufax Enterprise Management, directly and indirectly, hold twelve other Consolidated Affiliated Entities, (i) nine of which currently have no business operations and (ii) three of which will be deregistered in accordance with the PRC laws. We will ensure those Consolidated Affiliated Entities with no business operations will only engage in businesses that are subject to foreign investment restriction under the applicable PRC laws if the Company plans to conduct any businesses through such entities.

The Group has also made the following investments in its ordinary course of business through Shanghai Xiongguo and Shenzhen Lufax Enterprise Management:

(a)

A financial investment in a private equity fund in the PRC (the “Financial Investment”), which invested in preference shares of two project companies. The invested amounts and investment returns from the two investment projects have been distributed to us in accordance with the relevant investment agreements. We expect to exit the private equity fund after the two investment projects have completed their respective distribution procedures to all their investors, which are out of our control.

(b)

Passive minority investments in a fund and an entity in the PRC (the “Minority Investments”). It is impracticable for the Group to transfer our interests in such fund and entity without the prior consent and assistance of the other fund partners and joint venture partners (as applicable) pursuant to the relevant investment agreements. The communication process with the relevant partners with respect to our intention to transfer our investment interests out of the Contractual Arrangements, as well as the results of such communication, are out of our control.

These investments are immaterial to our financial and operating status, by reason that:

(a)	the investments in such entities do not form part of, or relate to, the principal business of the Group;

(b)	the invested amounts and investment returns from the two investment projects of the private equity fund have already been distributed to us in accordance with the relevant investment agreements;

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(c)

the Minority Investments are accounted for using equity method accounting or as financial assets at fair value through other comprehensive income, and the financial results of such investments are not consolidated in the financial statements of the Group and such entities do not form part of the Group; and

(d)	the investments in such entities, on an aggregated basis, accounted for less than 0.3% of the Company’s total assets as of September 30, 2022.

Based on the above reasons, the Directors are of the view that the Contractual Arrangements are narrowly tailored, as they are used to achieve our business purposes and minimize the potential conflict with relevant PRC laws and regulations, and that it would be impracticable for us to further narrow the scope of our businesses included within the Contractual Arrangements.

For further details of the limitations on foreign ownership in PRC companies conducting the aforementioned business under PRC laws and regulations, please see the section headed “Regulatory Overview.”

CONTRACTUAL ARRANGEMENTS

Overview

Our Consolidated Affiliated Entities are currently our VIEs and their respective subsidiaries, which were all established under the PRC laws. As described above, investment in certain areas of the industries in which we currently operate and may operate are subject to restrictions under current PRC laws and regulations. Accordingly, we, through the WFOE Entities, entered into a series of contractual arrangements with the VIEs and their respective shareholders (as applicable) to assert management control over, and to enjoy all economic benefits generated by the businesses currently operated by our Consolidated Affiliated Entities.

In order to comply with PRC laws, regulations and regulatory requirements, we have gained control over our Consolidated Affiliated Entities by entering into a series of contractual arrangements in March 2015 and November 2018 and further amended the contractual arrangements in [●] 2023. We gained control over (i) Shenzhen Lufax Enterprise Management and its subsidiaries by entering into a series of contractual arrangements through Lufax (Shenzhen) Technology, the Registered Shareholders and the individual shareholders of Xinjiang Tongjun Equity Investment Limited Partnership, Shanghai Lanbang Investment Limited Liability Company and Linzhi Jinsheng Investment Management Limited Partnership (the “Individual Shareholders”), (ii) Shanghai Xiongguo and its subsidiaries by entering into a series of contractual arrangements through Weikun (Shanghai) Technology, the Registered Shareholders and the Individual Shareholders, (iii) Chongqing Exchange and its subsidiaries by entering into a series of contractual arrangements through Chongqing Chongjinsuo, the direct shareholder of Chongqing Exchange (the “Direct Shareholders”), the Registered Shareholders and the Individual Shareholders, (iv) Shanghai Huikang and its subsidiaries by entering into a series of contractual arrangements through Weikun (Shanghai) Technology, Shanghai Xiongguo, the Registered Shareholders and the Individual Shareholders, (v) Shanghai Lufax and its subsidiaries by entering into a series of contractual arrangements through Weikun (Shanghai) Technology, Shanghai Xiongguo, Shanghai Huikang, the Registered Shareholders and the Individual Shareholders, and (vi) XSBN Mercantile by entering into a series of contractual arrangements through Weikun (Shanghai) Technology, Shanghai Xiongguo, Shanghai Huikang, the Registered Shareholders and the Individual Shareholders.

Pursuant to the Contractual Arrangements, all substantial and material business decisions of the VIEs will be instructed and supervised by the Group, through the WFOE Entities, and all risks arising from the business of the VIEs are also effectively borne by the Group as a result of the VIEs being treated as wholly-owned subsidiaries of the Company. Accordingly, the Directors consider that it is fair and reasonable for the WFOE Entities to be entitled to all economic benefits generated by the business operated by the VIEs through the Contractual Arrangements as a whole. In addition, the Directors are of the view that the Contractual Arrangements and the transactions contemplated thereunder are fundamental to the Group’s legal structure and business operations and would allow and ensure sound and effective operation of the Company and the businesses operated by the Consolidated Affiliated Entities in compliance with applicable PRC laws and regulations. The Directors also believe that the Group’s structure whereby the financial results of the VIEs are consolidated into the Company’s financial statements as subsidiaries, and the flow of economic benefit of their businesses to the Group pursuant to the Contractual Arrangements, would also be in the best interest of the Company.

CONTRACTUAL ARRANGEMENTS

Contractual Arrangements

The following simplified diagram illustrates the flow of economic benefits from our VIEs to the Group under the Contractual Arrangements:

Notes:

(1)

The Company primarily operates its businesses through its subsidiaries in the PRC. For simplicity, the above diagram includes the Company’s subsidiaries related to the Contractual Arrangements only. For details of the Company’s corporate structure of the principal subsidiaries and VIEs, see “History and Corporate Structure.”

(2)

Each of Shanghai Xiongguo and Shenzhen Lufax Enterprise Management is owned by Ping An Financial Technology, Xinjiang Tongjun Equity Investment Limited Partnership, Shanghai Lanbang Investment Limited Liability Company and Linzhi Jinsheng Investment Management Limited Partnership (the “Registered Shareholders”) as to 49.99%, 29.55%, 18.29% and 2.17%, respectively.

(3)	”—>“ denotes legal ownership.
(4)	”--“ denotes the contractual relationships among the WFOE Entities, the VIEs and the Registered Shareholders:

a)	provision of business support and technical and consulting services by the WFOE Entities to the VIEs pursuant to the exclusive business cooperation agreements;

b)

the payment of service fees by the VIEs to the WFOE Entities, which represents the flow of economic benefits from the VIEs to the WFOE Entities, pursuant to the exclusive business cooperation agreements;

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c)	the WFOE Entities’ control over the VIEs through the voting proxy agreement to exercise all shareholders’ rights of the Registered Shareholders in the VIEs;

d)	the WFOE Entities’ exclusive options to acquire all or part of the equity interests in the VIEs; and

e)	share pledges provided by the Registered Shareholders over the equity interests in the VIEs in favor of the WFOE Entities.

(5)

As disclosed above, Shanghai Xiongguo and Shenzhen Lufax Enterprise Management, directly and indirectly, hold twelve other subsidiaries in the PRC, (i) nine of which currently have no business operations and (ii) three of which will be deregistered in accordance with the PRC laws.

Circumstances in which we will unwind the Contractual Arrangements

We will unwind and terminate the Contractual Arrangements as soon as practicable in respect of the Restricted Businesses operated by the Consolidated Affiliated Entities, to the extent permissible, and we will directly hold the maximum percentage of ownership interest permissible under the relevant PRC laws.

Summary of the material terms of the Contractual Arrangements

A description of each of the specific agreements that comprise the Contractual Arrangements is set out below.

Exclusive Business Cooperation Agreements

Under each of the exclusive business cooperation agreements between the relevant WFOE Entity and the relevant VIE (the “Exclusive Business Cooperation Agreements”), the relevant WFOE Entity has the exclusive right to provide the relevant VIE with complete business support and technical and consulting services, which include, but are not limited to, technical services, network support, business consultations, equipment or leasing, marketing consultancy, system integration, product research and development, and system maintenance.

Without the relevant WFOE Entity’s prior written consent, the relevant VIE shall not accept any consulting and/or services covered by the relevant Exclusive Business Cooperation Agreement from any third party. The VIEs agreed to pay service fees based on services provided and market conditions on a quarterly basis. The WFOE Entities own the intellectual property rights arising out of the services performed under the Exclusive Business Cooperation Agreements. Unless the WFOE Entities terminate the Exclusive Business Cooperation Agreements or pursuant to other provisions of the Exclusive Business Cooperation Agreements, the Exclusive Business Cooperation Agreements will remain effective for ten years and will be automatically renewed for another five years unless terminated by the WFOE Entities with 30 days’ advance written notice.

Exclusive Asset Option Agreements

Under each of the exclusive asset option agreements entered into between the relevant WFOE Entity, the relevant VIE, the relevant Direct Shareholder (if applicable), the Registered Shareholders and the Individual Shareholders (the “Exclusive Asset Option Agreements”), the relevant VIE, relevant Direct Shareholder (if applicable), Registered Shareholders and Individual Shareholders have irrevocably and unconditionally granted the relevant WFOE Entity or any third party designated by such WFOE Entity an irrevocable and exclusive option to purchase all or part of their respective assets in the relevant VIE at the WFOE Entity’s sole and absolute discretion. The purchase price of assets in the VIEs will be the higher of (i) the net book value of the assets to be purchased and (ii) the lowest price permitted by applicable PRC laws. Without the relevant WFOE Entity’s prior written consent, the relevant VIE shall not, among other things, in any manner supplement, change or amend their articles of association, increase or decrease the registered capital, sell, transfer, mortgage or dispose of or allow any encumbrance of security interest on their assets, business or revenue, enter into any material contract outside the ordinary course of business, consolidate with, acquire or invest in any person or distribute dividends. The Exclusive Asset Option Agreements will remain effective for ten years and will be automatically renewed for another five years unless terminated by the WFOE Entities with 30 days’ advance written notice.

CONTRACTUAL ARRANGEMENTS

Exclusive Equity Interest Option Agreements

Under each of the exclusive equity interest option agreements entered into between the relevant WFOE Entity, the relevant VIE, the relevant Direct Shareholder (if applicable), the Registered Shareholders and the Individual Shareholders (the “Exclusive Equity Interest Option Agreements”), the Registered Shareholders or the relevant Direct Shareholder (as applicable) have irrevocably and unconditionally granted the relevant WFOE Entity or any third party designated by such WFOE Entity an irrevocable and exclusive option to purchase all or part of their respective equity interests in the relevant VIE at the WFOE Entity’s sole and absolute discretion. The purchase price of equity interests in the relevant VIE will be the higher of (i) the total capital contribution to the registered capital of the relevant VIE multiplied by the percentage of equity interests in such VIE purchased, (ii) the amount of loan (including the principal and interest) provided by the relevant WFOE Entity to the Registered Shareholders or the relevant Direct Shareholder (as applicable) multiplied by the percentage of equity interests in such VIE purchased, if applicable, and (iii) the lowest price permitted by applicable PRC laws. Without the relevant WFOE Entity’s prior written consent, the relevant VIE shall not, among other things, (i) in any manner supplement, change or amend their articles of association; (ii) increase or decrease the registered capital; (iii) sell, transfer, mortgage or dispose of or allow any encumbrance of security interest on their assets, business or revenue (other than the financial service transactions conducted in the ordinary course of business); (iv) enter into any material contract which carries a value exceeding RMB100,000 outside the ordinary course of business; (v) merge, consolidate with, acquire or invest in any person or sell assets with a value higher than RMB100,000 outside the ordinary course of business; (vi) distribute dividends; (vii) incur, inherit, guarantee or allow the existence of any debt, except for debts incurred in the ordinary course of business other than through loans; or (viii) provide any person with any loan or credit or guarantee in any form outside the ordinary course of business. The Registered Shareholders, the Individual Shareholders and the relevant Direct Shareholder (if applicable) also undertake that, among others, they will not sell, transfer, mortgage or otherwise dispose of any legal or beneficial interest of their respective equity interests in the VIEs to any third party or allow any encumbrance of any security interest on their equity interests within the term of these agreements. The Exclusive Equity Interest Option Agreements will remain effective for ten years and will be automatically renewed for another five years unless terminated by the WFOE Entities with 30 days’ advance written notice.

Share Pledge Agreements

Under each of the share pledge agreements entered into between the relevant WFOE Entity, the relevant VIE, the relevant Direct Shareholder (if applicable), the Registered Shareholders and the Individual Shareholders (the “Share Pledge Agreements”), each of the Registered Shareholders or relevant Direct Shareholder (as applicable) has pledged all its equity interest in the relevant VIE to the relevant WFOE Entity as collateral security for the prompt and complete performance of their respective obligations under the relevant Exclusive Business Cooperation Agreement, Voting Proxy Agreement, Exclusive Asset Option Agreement, Exclusive Equity Interest Option Agreement and Letters of Undertakings (the “Cooperation Agreements”). If the relevant VIE or any of the Registered Shareholders, Individual Shareholders and relevant Direct Shareholder (if applicable) breach any obligations under the Cooperation Agreements, the relevant WFOE Entity, as a pledgee, will be entitled to dispose of the pledged equity interests and have priority to be compensated by the proceeds from the disposal of the pledged equity interests. The pledges contemplated under the Share Pledge Agreements constitute the first-priority security interests in the pledged equity interest. Each of the Registered Shareholders or relevant Direct Shareholder (as applicable) agreed that before its obligations under the Contractual Arrangements are discharged, it will not transfer the pledged equity interests or place or permit the existence of any security interest or other encumbrance on property rights that may affect on the relevant pledgee’s rights and interests in the pledged equity interests under the relevant Share Pledge Agreement without the prior written consent of the relevant WFOE Entity. The Share Pledge Agreements will remain effective until the VIEs, the Direct Shareholders (if applicable), the Registered Shareholders and Individual Shareholders fully discharge their obligations under the Contractual Arrangements. We have completed the registration of the Share Pledge Agreement in relation to Shenzhen Lufax Enterprise Management, Shanghai Xiongguo, Shanghai Huikang, Shanghai Lufax and Chongqing Exchange with the relevant office of the Administration for Market Regulation of China in 2015 and 2019. In light of the amendments to the Contractual Arrangements, we intend to complete the registration of each of the Share Pledge Agreements in relation to Shanghai Xiongguo, Shanghai Huikang and Shanghai Lufax as soon as practicable before Listing.

Voting Proxy Agreements

Under each of the voting proxy agreements entered into between the relevant WFOE Entity, the relevant VIE, the relevant Direct Shareholder (if applicable), the Registered Shareholders and the Individual Shareholders (the “Voting Proxy Agreements”), each of the Registered Shareholders or relevant Direct Shareholder (as applicable) authorizes (i) the relevant WFOE Entity; (ii) any directors authorized by the relevant WFOE Entity and their successors; and (iii) any liquidator replacing the directors of the relevant WFOE Entity, to exercise on behalf of such Registered Shareholders or relevant Direct Shareholder (as applicable) all of their rights as shareholders of the relevant VIE, including but not limited to the right to propose, convene and attend shareholder meetings on its behalf, the right to appoint legal representative (chairperson), directors, supervisors and chief executive officers (or general manager) and other senior management, and the right to sell, transfer, pledge or dispose of all or a portion of the shares in part or in whole held by it. The Voting Proxy Agreements are irrevocable and remains in force continuously upon execution.

CONTRACTUAL ARRANGEMENTS

Letters of Undertakings

Under the letters of undertakings given by each of the Individual Shareholders (the “Letters of Undertakings”), each of the Individual Shareholder has separately irrevocably undertaken, in the event of his or her death or loss of capacity or any other events that could possibly affect his or her capacity to fulfill his or her obligations under the Contractual Arrangements, that he or she will unconditionally transfer his or her equity interest in the VIEs to the WFOE Entities or any person designated by the WFOE Entities and such transferee will assume all of his or her rights and obligations as such under the Contractual Arrangements. Each Individual Shareholder represents that his or her spouse has no ownership interest in his or her equity interest in the VIEs. Each Individual Shareholder further represents that, he or she will not, commit any conduct or omission that is contrary to the purpose and intention of the Contractual Arrangements, that leads or may lead to any conflict of interest between the VIEs and the Group, and that if, during his or her performance of the Contractual Arrangements, there is a conflict of interest between himself or herself and the Group, he or she will protect the legal interests of the WFOE Entities under the Contractual Arrangements and follow the instructions of the Company.

Confirmation from the spouses of the Individual Shareholders

The spouse of each of the Individual Shareholders signed a spousal consent letter (the “Spousal Consent Letter”). Under the Spousal Consent Letter, each signing spouse respectively agreed that he or she was aware of the equity interest beneficially owned by his or her spouse in the VIEs and the Contractual Arrangements in connection with such equity interest. Each signing spouse confirmed and irrevocably undertook that he or she does not have any equity interest in the VIEs and committed not to impose any adverse assertions upon his or her spouse’s respective equity interest. Each signing spouse further confirmed that such equity interest may be disposed of pursuant to the Contractual Arrangements and committed that he or she will take all necessary measures for the performance of those arrangements.

Other aspects of the Contractual Arrangements

Dispute resolution

Each of the agreements underlying the Contractual Arrangements stipulates that in the event of any dispute arising out of or in relation to the agreements underlying the Contractual Arrangements, the parties shall first negotiate in good faith to resolve such dispute. If the parties fail to reach an agreement on the resolution of such dispute within 30 days, any party may submit such dispute to the China International Economic and Trade Arbitration Commission for arbitration in accordance with the then effective arbitration rules. The arbitration shall be conducted in Shanghai, the language of arbitration shall be Chinese, and the results of the arbitration shall be final and binding on all relevant parties.

In addition, pursuant to the dispute resolution clause, subject to applicable PRC laws, the arbitration tribunal may award remedies over the shares or land assets of the relevant Consolidated Affiliated Entity, injunctive relief (including but not limited to matters of business or compel the transfer of assets) or award the winding-up of the relevant Consolidated Affiliated Entity. Any party shall have the right to apply for enforcement of arbitration awards to the court with jurisdiction after the arbitration awards come into force. Subject to applicable PRC laws, the courts of Hong Kong, China (being the place of incorporation of the relevant Consolidated Affiliated Entity), Cayman Islands and the place(s) where our or the relevant Consolidated Affiliated Entity’s principal assets are located also have jurisdiction for the enforcement of the arbitration awards and the interim remedies against the shares or land assets of the relevant Consolidated Affiliated Entity.

Succession

Each of the agreements underlying the Contractual Arrangements (as applicable) is binding on the successors of the Registered Shareholders.

Conflicts of interest

Each of the Individual Shareholders has given his or her irrevocable undertakings in their letters of undertaking, which address potential conflict of interests that may arise in connection with the Contractual Arrangements. For details, please see the sub-section headed “—Summary of the material terms of the Contractual Arrangements—Letters of Undertakings.”

CONTRACTUAL ARRANGEMENTS

Loss sharing

Under the relevant PRC laws and regulations, none of the Company or each of the WFOE Entities is expressly legally required to share the losses of, or provide financial support to, our VIEs. Further, our VIEs are limited liability companies and shall be solely liable for their own debts and losses with assets and properties owned by them. Each WFOE Entity intends to continuously provide to or assist the relevant VIEs in obtaining financial support when deemed necessary. In addition, given that the Group conducts a substantial portion of its business operations in the PRC through our VIEs, which hold the requisite PRC operational licenses and approvals, and that their financial position and results of operations are consolidated into the Group’s financial statements under the applicable accounting principles, our business, financial position and results of operations would be adversely affected if our VIEs suffer losses.

Despite the foregoing, as provided in the Exclusive Asset Option Agreements and Exclusive Equity Interest Option Agreements, without the written consent of the relevant WFOE Entities, our VIEs and the Registered Shareholders shall not, among others:

(a)	sell, transfer, mortgage or dispose of in any manner any assets of the relevant VIEs or legal or beneficial interest in the business or revenues of the relevant VIEs;

(b)	execute any material contract with a value above RMB100,000, except those entered into in the ordinary course of business;

(c)	provide any loan, credit or guarantees in any form to any third party, or allow any encumbrance thereon of any security interest on the business or revenue of the relevant VIEs;

(d)

incur, inherit, guarantee or allow the existence of any debt, except for (i) debts incurred in the ordinary course of business other than through loans; and (ii) debts disclosed to the relevant WFOE Entities for which the relevant WFOE Entities’ written consent has been obtained that is not incurred in the ordinary course of business;

(e)	enter into any consolidation or merger with any third party, or being acquired by or invest in any third party or permit the relevant VIEs to sell asset with a value higher than RMB100,000; and

(f)	increase or decrease its registered capital, or alter the structure of the registered capital in any other way.

Liquidation

Pursuant to the Exclusive Asset Option Agreements and the Exclusive Equity Interest Option Agreements, in the event of a dissolution or liquidation as required by the laws of PRC, a VIE shall sell all of its assets to the extent permitted by the laws of PRC to the relevant WFOE Entity or its designated qualifying designee, at the lowest selling price permitted by applicable PRC laws. Any obligation for the relevant WFOE Entity or its designated qualifying designee to pay the relevant VIE as a result of such transaction shall be forgiven by the relevant VIE or any proceeds from such transaction shall be paid to the relevant WFOE Entity or its designated qualifying designee in partial satisfaction of the service fees under the relevant Exclusive Business Corporation Agreement, as applicable under then effective laws of PRC.

Operations in compliance with the Contractual Arrangements

The Group will adopt the following measures to ensure legal and regulatory compliance and to ensure the sound and effective operation of the Group (including the VIEs) and the implementation of the Contractual Arrangements upon Listing:

(i)

as part of the internal control measures, major issues arising from implementation of the Contractual Arrangements will be submitted to the Board, if necessary, for review and discussion on an occurrence basis;

(ii)	the Board will review the overall performance of and compliance with the Contractual Arrangements once a year;

(iii)	the Company will disclose the overall performance of and compliance with the Contractual Arrangements in our annual reports; and

(iv)

if necessary, legal advisers and/or other professionals will be retained to assist the Group to deal with specific issues arising from the Contractual Arrangements and to ensure that the operation and implementation of the Contractual Arrangements as a whole will comply with applicable laws and regulations.

CONTRACTUAL ARRANGEMENTS

Insurance

We do not maintain an insurance policy to cover the risks relating to the Contractual Arrangements.

Our confirmation

The Directors confirm that, as of the Latest Practicable Date, we had not encountered any interference or encumbrance from any PRC governing bodies in operating our businesses through our VIEs under the Contractual Arrangements.

LEGALITY OF THE CONTRACTUAL ARRANGEMENTS

Based on the above, we believe our Contractual Arrangements are narrowly tailored to minimize the potential conflict with relevant PRC laws and regulations to the maximum extent and our PRC Legal Adviser is of the opinion that:

(a)

as confirmed by the parties to the Contractual Arrangements, each of the WFOE Entities and the VIEs has obtained all necessary approvals and authorizations to execute and perform the Contractual Arrangements, except for the approvals and authorizations mentioned below;

(b)	the execution and performance of the Contractual Arrangements do not fall within any of the circumstances under which a contract may become null and void pursuant to the PRC Civil Code;

(c)	none of the agreements under the Contractual Arrangements violates any provisions of the respective articles of association of the WFOE Entities and the VIEs;

(d)

the execution and performance of the Contractual Arrangements do not require any approvals from the PRC governmental authorities, except that (i) the pledges under the Share Pledge Agreements are required to be registered with the relevant local branch of State Administration for Market Regulation of the PRC (中華人民共和國國家市場監督管理總局); (ii) the exercise of the options by WFOE Entities under the Exclusive Asset Option Agreements and the Exclusive Equity Interest Option Agreements to all or part of the assets and equity interests in the VIEs is subject to the approvals of, consent of, filing with and/or registration with the PRC governmental authorities; and (iii) the arbitration awards/interim remedies provided under the dispute resolution provision of the Contractual Arrangements shall be recognized by the PRC courts before compulsory enforcement; and

(e)

the Contractual Arrangements are valid, binding and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect, and do not result in violation of PRC laws and regulations currently in effect, except that (i) the Contractual Arrangements provide that the arbitral body may award remedies over the shares and/or assets of the VIEs, injunctive relief and/or winding up of the VIEs, and that courts of competent jurisdiction are empowered to grant interim remedies in support of the arbitration pending the formation of an arbitral tribunal, while under PRC laws, an arbitral body has no power to grant injunctive relief and may not directly issue a provisional or final liquidation order for the purpose of protecting assets of or equity interests in the VIEs in case of disputes. In addition, interim remedies or enforcement orders granted by overseas courts such as Hong Kong and the Cayman Islands may not be recognizable or enforceable in China, (ii) the share pledge arrangement under the Share Pledge Agreement in respect of Chongqing Exchange may be requested to be released by the relevant PRC governmental authority[1], and (iii) in the event of a mandatory liquidation, the provisions regarding the sale of the assets of the VIEs to the WFOE Entities at the lowest price, the waiver of the payment from the WFOE Entities and the payment from the VIEs to the WFOE Entities may not be enforceable.

Our PRC Legal Adviser has advised that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to or otherwise different from the above opinion of our PRC Legal Adviser.

Based on the above advice from our PRC Legal Adviser, we are of the view that the adoption of the Contractual Arrangements is unlikely to be deemed ineffective or invalid under applicable PRC laws and regulations. In the unlikely event we become unable to enforce our Contractual Arrangements, we may not be able to exert effective control over our Consolidated Affiliated Entities and may lose not only the ability to consolidate their revenues but also the control over their business operations. See the section headed “Risk Factors—Risks Relating to Our Contractual Arrangements—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

[1]

Chongqing Exchange is an indirect wholly owned subsidiary of Shenzhen Lufax Enterprise Management. We have completed the registration of the Share Pledge Agreement in relation to Shenzhen Lufax Enterprise Management with the relevant office of the Administration for Market Regulation of China in 2015 and 2019.

CONTRACTUAL ARRANGEMENTS

Given that the Contractual Arrangements will constitute non-exempt continuing connected transactions of the Company, a waiver has been sought from [and has been granted by] the Stock Exchange, details of which are disclosed in the section headed “Connected Transactions” of this document.

ACCOUNTING ASPECTS OF THE CONTRACTUAL ARRANGEMENTS

Under the Exclusive Business Cooperation Agreements, it was agreed that, in consideration of the services provided by the WFOE Entities, the VIEs will pay services fees to the WFOE Entities. The service fees, subject to applicable PRC laws, shall be equal to the profit before taxation of the VIEs (including all profits attributable to the VIEs of, and any other distributions received by the VIEs from, any of the other VIEs in any financial year but without taking into account the service fees payable under the Exclusive Business Cooperation Agreements) and deducting working capital requirements, expenses and taxes (the VIEs can adjust the service fees based on applicable PRC tax laws) and operating profit that is in compliance with the principle of independent transaction as stipulated in PRC tax law. Accordingly, the WFOE Entities have the ability, at their sole discretion, to extract all of the economic benefit of the VIEs through the Exclusive Business Cooperation Agreements.

Under the Exclusive Asset Option Agreements and the Exclusive Equity Interest Option Agreements, the WFOE Entities have absolute contractual control over the distribution of dividends or any other amounts to the Registered Shareholders of the VIEs as the relevant WFOE Entity’s prior written consent is required before any distribution can be made. If the Registered Shareholders receive any income, profit distribution or dividend, they shall promptly transfer or pay, as part of the services fee under the Exclusive Business Cooperation Agreements, such income, profit distribution or dividend to the WFOE Entities or any other person designated by the WFOE Entities to the extent permitted under applicable PRC laws.

Under the Contractual Arrangements, the Company has the power to control the management, financial and operating policies of the Consolidated Affiliated Entities, has exposure or rights to variable returns from its involvement with the Consolidated Affiliated Entities, and has ability to use its power over the Consolidated Affiliated Entities to affect the amount of the returns. As a result, all of these Consolidated Affiliated Entities are accounted for as consolidated structured entities of the Company and their financial statements have also been consolidated by the Company.

DEVELOPMENT IN PRC LEGISLATION ON FOREIGN INVESTMENT

Background of the Foreign Investment Law

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law (外商投資法) which became effective on January 1, 2020. On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law (外商投資法實施條例), which came into effect on January 1, 2020. The Foreign Investment Law replaced the Law on Sino-Foreign Equity Joint Ventures （中外合資經營企業法）, the Law on Sino-Foreign Contractual Joint Ventures （中外合作經營企業法） and the Law on Foreign-Capital Enterprises （外資企業法）to become the legal foundation for foreign investment in the PRC. The Foreign Investment Law stipulates certain forms of foreign investment, but does not explicitly stipulate contractual arrangements as a form of foreign investment. The Implementation Regulations on the Foreign Investment Law are also silent on whether foreign investment includes contractual arrangements.

Impact and consequences of the Foreign Investment Law

Conducting operations through contractual arrangements has been adopted by many PRC-based companies, including the Group. We use the Contractual Arrangements to establish control of our VIEs, by the WFOE Entities, through which we operate our business in the PRC.

Notwithstanding the above, the Foreign Investment Law stipulates that foreign investment includes “foreign investors invest in China through any other methods under laws, administrative regulations or provisions prescribed by the State Council” without elaboration on the meaning of “other methods.” There are possibilities that future laws, administrative regulations or provisions prescribed by the State Council may regard contractual arrangements as a form of foreign investment, at which time it will be uncertain whether the Contractual Arrangements will be deemed to be in violation of the foreign investment access requirements and how the above-mentioned Contractual Arrangements will be handled. Therefore, there is no guarantee that the Contractual Arrangements and the business of our VIEs will not be materially and adversely affected in the future due to changes in PRC laws and regulations. See “Risk Factors—Risks Relating to Our Contractual Arrangements—Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may affect the viability of our current corporate structure, corporate governance and business operations.”

FINANCIAL INFORMATION

The following section sets forth supplemental financial information for the years ended December 31, 2020 and 2021 and for the nine months ended September 30, 2022 and as of December 31, 2020 and 2021 and September 30, 2022, including certain supplemental and updated disclosures made in connection with the Listing.

OVERVIEW

We are a leading financial services enabler for small business owners or SBOs in China. We offer tailor-made financing products to SBOs and other high-quality borrowers to address their large unmet financing needs. In doing so, we have established relationships with over 550 financial institutions in China as our funding, credit enhancement and product partners, many of which have worked with us for over three years. Through our offline-to-online model, we have served a total of around 6.6 million SBOs in China since our founding, as of September 30, 2022. Our total balance of retail credit enabled reached RMB636.5 billion as of the same date.

Under our core retail credit and enablement model, the borrower is charged fees for the loan that include interest for the lender, guarantee or insurance fees for the guarantor or insurer and enablement service fees for the enabler. (Where the lender bears all the credit risk, there is no separate guarantee or insurance fee.) The aggregate of the fees charged to the borrower in proportion to the outstanding balance of the loan constitutes the borrower’s effective APR. What we earn depends on how the loan is structured. When the lender is a trust that we consolidate, we earn the spread between the aggregate of the fees that are paid by the borrower (including interest, guarantee fees and enablement service fees) and the interest that is paid to the investors in the trust as net interest income using the effective interest rate method. When the lender is a trust that we do not consolidate or the lender is a bank, the lender earns the interest while we earn the enablement service fees as retail credit and enablement service fee income and (if we provide a guarantee) guarantee fees as guarantee income. In each case, our operating net profit would also consider various operating expenses as well as credit impairment losses, to the extent that they would be attributable to the operation of our core retail credit and enablement model.

In addition to our core retail credit and enablement model, we earn referral income from platform service for the referral service we provide to bank partners through Lujintong, other technology platform–based income for service fees generated from distribution of financial institutions’ products, net interest income for loans made by our consumer finance subsidiary, and other income from account management service fees, penalty fees and other services fees.

FINANCIAL INFORMATION

Our total income grew from RMB52.0 billion in 2020 to RMB61.8 billion (US$9.1 billion) in 2021, and decreased from RMB46.0 billion in the nine months ended September 30, 2021 to RMB45.8 billion (US$6.7 billion) in the nine months ended September 30, 2022. Our profit before income tax expenses grew from RMB17.9 billion in 2020 to RMB23.4 billion (US$3.4 billion) in 2021, and decreased from RMB19.1 billion in the nine months ended September 30, 2021 to RMB13.6 billion (US$2.0 billion) in the nine months ended September 30, 2022. We made a net profit throughout the Track Record Period, with net profits of RMB12.3 billion and RMB16.7 billion (US$2.5 billion) in 2020 and 2021, respectively, and RMB13.8 billion and RMB9.6 billion (US$1.4 billion) in the nine months ended September 30, 2021 and 2022, respectively. We had a net margin of 27.0% in 2021 and 20.9% in the nine months ended September 30, 2022.

BASIS OF PREPARATION

The historical financial information is presented using the carrying value of our business for all periods presented. Intercompany transactions, balances and unrealized gains or losses on transactions between group companies are eliminated on consolidation.

FACTORS AFFECTING OUR RESULTS OF OPERATIONS

The Impact of Economic Conditions and Particularly Lockdowns and COVID-19 on Our Business

The demand for retail credit enablement in China is dependent upon overall economic conditions. General economic factors, including GDP growth, the interest rate environment and unemployment rates, may affect borrowers’ willingness to seek loans and ability to repay them. The gradual slowing in the growth rate of the Chinese economy in recent years has created headwinds for our own growth. Individuals’ levels of disposable income may affect their creditworthiness and potentially lead to changes in default rates. In addition, small business owners were particularly vulnerable to the effects of the temporary lock-downs that were imposed from time to time in different places in China to prevent the spread of COVID-19. Many small business owners cannot work remotely and rely on foot traffic and in-store purchases to generate sales.

Weakening economic conditions, combined with the impact of COVID-19, have weighed on borrowers’ willingness to borrow and ability to repay. Our total volume of new loans decreased from RMB496.8 billion in the first nine months of 2021 to RMB417.6 billion in the first nine months of 2022. These factors have also led to an increase in defaults on loans, including loans we have enabled or made. A combination of the growth in the risk-bearing loan balance on our balance sheet, the growth in our off-balance sheet guarantee exposure from our financing guarantee business and the impact of the COVID-19 pandemic on the Chinese economy has caused us to incur more indemnity loss and book more provisions anticipating deteriorating asset quality of the loan portfolios. We witnessed widening credit impairment losses of RMB3.0 billion in 2020, RMB6.6 billion in 2021 and RMB10.3 billion in the first nine months of 2022, representing 5.8%, 10.7% and 22.5% of income during the period, respectively.

FINANCIAL INFORMATION

In early 2022, a resurgence of COVID-19 led to a series of regional lock-downs across China and suspension of offline business activities. To comply with government measures, we have adjusted our collection operations in Shanghai and certain other cities affected by the pandemic in China to be mainly focused on online activities, which adversely impacted the effectiveness of our collections services. As our core small business owner segment, which makes up 85% of our new loans enabled excluding consumer finance loans during the first nine months of 2022, has been among the earliest and most significantly impacted by the deteriorating macro environment, we witnessed worsening delinquency rates as well as rising credit impairment losses, weighing on our profitability during the first nine months of 2022.

While credit quality deterioration took place across the board in China during first nine months of 2022, we witnessed growing differences in economic resilience in various regions, which led to significant divergence in credit performance by region. In response, we have been recalibrating our strategies to focus on higher quality borrowers in more economically resilient regions, optimizing our sales channel structure and productivity, revising our products and pricing, and enhancing our risk management capabilities to protect our business health and resiliency during economic downturns.

China recently began to modify its longstanding zero-COVID policy. There is still uncertainty as to the future impact of the virus, especially in light of this change in policy. Small business owners will need time to recover from the economic effects of the pandemic even after business conditions begin to return to normal.

The Effectiveness of Our Credit Risk and Capital Management

The end-to-end performance of our risk management system is crucial to the success of our business, in particular as we bear a higher proportion of credit risk on the loans we enable. Risk management empowers us to identify creditworthy customers who have been underserved by traditional financial institutions, offer differentiated products to borrowers with different risks profiles, and improve our overall loan performance.

Delinquency rate is a backward looking indictor that reflects asset quality trend during a period in the past. As of December 31, 2020, December 31, 2021 and September 30, 2022, our DPD 30+ delinquency rate was 2.0%, 2.2% and 3.6%, respectively, and our DPD 90+ delinquency rate was 1.2%, 1.2% and 2.1%, respectively. Flow rate is a forward-looking indicator that estimates the percentage of current loans that will become non-performing at the end of three months. Our flow rate for general unsecured loans was around 0.5% or 0.6% for most of 2020 and 2021 before rising to around 1.0% by September 2022. Similarly, our flow rate for secured loans was around 0.1% or 0.2% for most of 2020 and 2021 before rising to around 0.5% by September 2022. See “Business—How We Enable Our Institutional Partners—Credit Risk Management” for more explanation.

To properly control our risk exposure, we have prudently managed our guarantee leverage ratio following “Regulations on the Supervision and Administration of Financing Guarantee Companies” (《融資擔保公司監督管理條例》). The regulations set forth that the outstanding guarantee liabilities of a financing guarantee company shall not exceed ten times its net assets, though the upper limit can be raised to 15 times for a financing guarantee company that mainly provides services to small and micro enterprises, the agriculture sector, rural villages and farmers. The guarantee leverage ratio of Ping An Puhui Financing Guarantee Co., Ltd, our subsidiary which provides financing guarantee services, was 1.8×, 1.8× and 2.1× as of December 31, 2020, December 31, 2021 and September 30, 2022, respectively. We believe we have ample room to further grow our guarantee business by taking on more risks but we will prudently keep the guarantee leverage ratio at an appropriate level.

FINANCIAL INFORMATION

The Evolution of Our Business Model

Anticipating the trend in regulatory guidance, we have been increasing the percentage of the risk that we bear on loans that we enable. The percentage of our total outstanding loans with credit risk exposure for our company increased from 6.3% in 2020 to 16.6% in 2021 and further to 22.5% in the first nine months of 2022, including both loans we guarantee through our financing guarantee subsidiary and loans we make through our consumer finance subsidiary.

We provide guarantee services through our financing guarantee subsidiary, which has licensed branches in 29 provinces. For loans funded by third parties where the lender requires credit enhancement, we guarantee a portion of the risk on each new loan transaction along with our credit enhancement providers. This also makes it possible for us to share data with our institutional partners in a manner that is fully compliant with regulatory requirements. Going forward, while we intend to increase the percentage of outstanding loans with credit risk exposure for our company to at least 30%, when and how much credit risk we take on and whether third-party credit enhancement is utilized depend on a dynamic mix of commercial factors, including the pricing of credit enhancement and the willingness of our funding partners to bear risk, as well as regulatory guidelines. Our loan enablement can be done either with or without third-party credit enhancement, and if the cost of third-party credit enhancement is not commercially attractive, the proportion of loans for which we have credit risk could greatly exceed 30%, depending on the balance of risk and reward. Our financing guarantee subsidiary is well capitalized and has ample room to support an increasing level of risk exposure.

Our increased credit exposure represents an important driver for our widening credit impairment losses as we recognized more loan impairment provisions against increasing risk exposure and we recognized more indemnity losses when we fulfilled our guarantee obligations to our funding partners for defaulted loans. Going forward, we expect the volatility of our credit impairment losses and indemnity losses to increase as we increase the volume of new loans we guarantee and as we experience fluctuations in delinquency indicators as a result of deterioriation or improvement in borrowers’ repayment ability and macro-economic environment changes. Furthermore, since we assess loan impairment provisions based on expected credit losses on a forward-looking basis, a number of significant assumptions or parameters are also required in applying the accounting requirements for measuring them, and our financial performance may experience more volatility depending on how actual borrower behavior deviates from our expectation.

In addition, the evolution of our business model has led to changes in the structure of our total income. The income contribution from guarantee income increased from 1.2% in 2020 to 7.1% in 2021, and from 5.9% during the first nine months of 2021 to 12.5% during the first nine months of 2022. Meanwhile, the growth in our consumer finance business together with our increased use of consolidated third-party trust plans has led to growing income contribution from net interest income, which we recognize on loans funded by these sources. The income contribution from net interest income increased from 14.9% in 2020 to 22.9% in 2021, and from 21.6% during the first nine months of 2021 to 31.9% during the first nine months of 2022.

FINANCIAL INFORMATION

Acquisition of High Quality Customers Through Multiple Channels

Our SBO financial services business primarily targets small business owners in China who have access to commercial bank credit, automobile and real estate property and financial assets. We have a robust distribution capability across multiple channels, including full-time direct sales employees, active third-party channel partners, and employees engaged in targeted online and telemarketing campaigns. In addition, we have an offline direct relationship management team that services third-party agents across China for Lujintong.

We strategically adjust our channel mix based on channel costs and effectiveness to enhance our ability to address the needs of the high quality borrowers we target. In light of repeated COVID-19 outbreaks leading to prolonged lockdowns across China and a further weakening in the macroeconomic environment in 2022, we have been prioritizing asset quality over asset growth by tightening up customer selection standards and focusing new customer acquisition in more economically resilient regions. We have also been optimizing our salesforce to concentrate on a smaller number of higher-quality borrowers and shifting to utilize more of our direct sales force channel for better quality control. The productivity of our direct sales force has been stable, as evidenced by the volume of new loans sourced per employee per month, which was RMB402 thousand in 2020, RMB427 thousand (US$63 thousand) in 2021 and RMB400 thousand (US$59 thousand) in the first nine months of 2022. We believe our ability to properly and efficiently mobilize our sales channels to acquire high quality borrowers is essential to strengthen the resilience of our business through economic cycles and sustain our long-term growth and profitability.

The Mix, Pricing and Effective Tenor of Products and Services

We offer a full suite of products to meet different borrower demands, including general unsecured loans, secured loans and consumer finance loans, with a variety of tenors and sizes. We earn a mix of technology platform–based income, net interest income, guarantee income and penalty income, depending on the funding and credit enhancement arrangements. As our retail credit enablement service fees are comprised of loan enablement service fees and post-origination service fees, the relatively large ticket sizes and long tenors of the general unsecured loans and secured loans we enable give us a larger and more stable income stream with visibility beyond the current period.

Our borrowers’ repayment behaviors and early repayment options affect the effective tenors of the loans we enable. Borrowers’ early repayments of loans reduce the number of months that our retail credit and enablement service fees or interest income can be recognized and thus affect the total amount of our fees and interest income in absolute terms. Borrowers’ decisions whether to make early repayments can be affected by a number of factors such as early repayment fees, interest rate trends and the availability of other financing options in the market. As the fees for our products and services vary, our income and profitability are affected by the amount and mix of our products and services.

FINANCIAL INFORMATION

Collaboration with Diversified Financial Institution Partners

Maintaining a healthy collaborative relationship with a diversified set of financial institution partners is critical to our business model. Many funding partners have worked with us for over five years. During the first nine months of 2022, 64.2% of all of our outstanding loans were funded directly by a total of 75 banks, and another 32.0% by trust plans representing an even larger number of diverse partners. During the first nine months of 2022, none of our funding sources accounted for more than 10% of the funding for our outstanding loans. Historically, our ability to enable loans has not been constrained by our funding supply, but our funding supply in the future could be constrained by the commercial dynamics discussed in “—The Evolution of Our Business Model.” In addition, we collaborate with seven third-party credit insurance companies, including primarily Ping An P&C, to extend credit enhancement for loans whose borrowers meet their desired risk profile.

In addition to working directly with financial institution partners, we also rolled out a new distribution channel, Lujintong, to improve our institutional partners’ borrower acquisition efficiency and our ability to target high quality borrowers. Lujintong is designed to help banks with strong risk management capabilities acquire borrowers directly through dispersed third-party agents nation-wide. Under this model, we do not participate in credit risk assessment and sharing. During the first nine months of 2022, Lujintong provided online services to more than 10,000 third-party agents in their efforts to enable loans, primarily through Ping An Bank.

The foundation of our loan enablement proposition is a dual KYC-plus-KYB approach. KYC assesses the SBOs’ creditworthiness as individuals, while KYB assesses the cash flow sustainability of their businesses. Sourcing borrowers with low credit risk provides value to both third-party funding partners and third-party credit enhancement providers and strengthens our relationships with them. As we continue to source high quality borrowers who require lower APRs, our collaboration with quality third-party partners who understand this segment of the market improves our ability to provide reasonably priced funding and credit enhancement solutions to our borrowers. Our mature collection framework and data collected from these efforts also represent an integral part of our value propositions, enhancing our relationship with our funding partners and credit enhancement providers.

Operational Efficiency

Our operational efficiency and cost structure have a large impact on the results of our business. Our variable costs are primarily comprised of sales and marketing expenses and operation and servicing expenses. Our sales and marketing expenses primarily relate to borrower acquisition expenses and, to a much lesser extent, investor acquisition and retention expenses. Our fixed costs, which are primarily comprised of general and administrative expenses and technology and analytics expenses, benefit significantly from economies of scale. In particular, the application of advanced technology in our credit assessment and loan collection process scales up our capabilities without a proportionate increase in operational expenses. Our fixed costs as a percentage of our total income declined from 9.2% in 2020 to 9.1% in 2021 and 7.6% during the first nine months of 2022.

FINANCIAL INFORMATION

Regulatory Environment in China

The regulatory environment for retail credit enablement in China is developing and evolving, creating both challenges and opportunities that could affect our financial performance. The Chinese government has been putting the pieces in place for a more mature regulatory framework covering all aspects of our business. New regulations may result in both opportunities and challenges for us by weeding out weaker players, triggering consolidation within the industry and increasing compliance risk. We have a proven record of navigating complex regulatory changes over the last several years, as we have comprehensively overhauled our product offerings and business models, and we will continue to make efforts to ensure that we are in compliance with the existing and new laws, regulations and governmental policies relating to our industry.

ON- AND OFF-BALANCE SHEET TREATMENT OF LOANS AND RISK EXPOSURE

We have established diversified funding sources, including banks, trust plans and our own licensed microloan and consumer finance subsidiaries, to ensure that we have scalable and stable funding for the loans we enable. We help banks to source prospective borrowers and the banks extend loans to select individuals among those prospective borrowers using their own funds. We also work with trust companies to set up trust plans with loans that we enable as the underlying assets. We earn technology platform–based income for the loan enablement and post-origination services we provide to our funding partners and guarantee income for the credit enhancement services we provide. Third-party funding sources supplied a large majority of the funding for our outstanding loans in 2020 and 2021 and the first nine months of 2022, with the remainder funded by us through our licensed microloan (up to 2020) and consumer finance (since 2020) subsidiaries. Those loans that are funded by us are recorded on our balance sheet at net carrying amount, whether or not third parties provide credit enhancement on those loans.

Due to the needs of investors in certain trust plans with loans we enabled as the underlying assets, we hold subordinated tranches of the trust plans or put in guarantee deposits. We consolidate the loans under this trust funding model on our balance sheet. In addition, we consolidate trust plans under other circumstances based on control and variable return assessment in accordance with IFRS 10. As of December 31, 2021 and September 30, 2022, we consolidated 90.1% and 95.3%, respectively, of the outstanding balance of loans we enabled with trusts as the funding source. All cash flows directly attributable to these on–balance sheet loans, including the contractual interest income, service fees, guarantee fees, and borrower acquisition expenses, are recorded as net interest income using the effective interest method in accordance with IFRS 9. As a result, the net carrying value of the loans we enabled plus the interest receivables on those loans amounted to RMB215.0 billion (US$31.7 billion) as of December 31, 2021 and RMB232.2 billion (US$34.2 billion) as of September 30, 2022, which was recorded as loans to customers on our balance sheet.

As of December 31, 2021 and September 30, 2022, we had credit risk exposure to 16.6% and 22.5%, respectively, of the outstanding balance of the loans we enabled. The credit risk exposure between our third-party external partners and ourselves is on a pari passu basis, meaning that we share losses in proportion to our respective arrangements. The parties that provide credit enhancement will indemnify the lender when the loans that we enabled are 80 days past due. We need to record losses only to the extent of our exposed credit risk based on our guarantee products. For those loans that are less than 90 days past due, we will apply our estimation on the probability of default and loss given default under the expected credit loss impairment model to reach an amount of expected impairment losses which is charged to our income statement under impairment losses. If the loans are 90 days past due, we record our losses based on our best estimate of recoverable amount.

FINANCIAL INFORMATION

CRITICAL ACCOUNTING POLICIES

Some of our accounting policies require us to apply estimates and assumptions as well as complex judgments relating to accounting items. The estimates and assumptions we use and the judgments we make in applying our accounting policies have a significant impact on our financial position and results of operations. Our management continually evaluates such estimates, assumptions and judgments based on past experience and other factors, including expectation of future events that are believed to be reasonable under the circumstances. There has not been any material deviation between our management’s estimates or assumptions and actual results, and we have not made any material changes to these estimates or assumptions during the Track Record Period. We do not expect any material changes in these estimates and assumptions in the foreseeable future.

Our critical accounting policies, estimates and judgments, which are important for an understanding of our financial condition and results of operations, are set forth in detail in note 3 to the Accountant’s Report in Appendix I to this document.

KEY OPERATING METRICS

We regularly review a number of operating metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions.

	As of and For the Year Ended December 31,		As of and For the Nine Months Ended September 30,
	2020	2021	2022
			(unaudited)

Number of active borrowers (thousands)	4,382	4,906	5,083
Number of active funding partners	57	66	81
	(RMB in billions except where otherwise indicated)
Outstanding balance of loans enabled	545.1	661.0	636.5
General unsecured loans	447.8	520.1	476.4
Secured loans	93.7	129.3	132.2
Consumer finance loans	3.6	11.6	27.9
Percentage with risk exposure for our company	6.3%	16.6%	22.5%
Off–balance sheet	426.7	446.3	401.5
Without credit risk exposure	405.7	381.5	327.1
With credit risk exposure	21.0	64.7	74.3
On–balance sheet	118.5	214.8	235.0
Without credit risk exposure	105.3	169.6	166.4
With credit risk exposure	13.2	45.1	68.6
Volume of new loans enabled	565.0	648.4	417.5
Off–balance sheet	423.1	414.2	239.1
Without credit risk exposure	399.8	341.7	188.3
With credit risk exposure	23.2	72.5	50.8
On–balance sheet	141.9	234.2	178.5
Without credit risk exposure	127.2	175.0	105.7
With credit risk exposure	14.7	59.2	72.8
Financing guarantee subsidiary leverage ratio (×)(1)	1.8×	1.8×	2.1×
Net assets of financing guarantee subsidiary	13.4	47.4	47.8
Net assets of Lufax Holding (consolidated)	83.2	94.6	95.1
30 day+ delinquency rate(2) (%)	2.0%	2.2%	3.6%
90 day+ delinquency rate(2) (%)	1.2%	1.2%	2.1%
Cost-to-income ratio(3) (%)	55.0%	48.8%	44.4%
Credit impairment losses	3.0	6.6	10.3

Notes:

(1)

Calculated in accordance with “Supervision and Administration of Financing Guarantee Companies” (《融資擔保公司監督管理條例》). The leverage ratio is calculated as the outstanding guarantee liabilities of the financing guarantee company divided by its net assets.

(2)	Excluding consumer finance business.
(3)	Calculated as the sum of sales and marketing expenses, general and administrative expenses, operation and servicing expenses, and technology and analytics expenses divided by total income.

FINANCIAL INFORMATION

KEY COMPONENTS OF OUR RESULTS OF OPERATIONS

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of our total income. This information should be read together with our consolidated financial statements and related notes included elsewhere in this document. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2020	2021		2021	2022
	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
	(in millions)
				(unaudited)
Technology platform–based income
Retail credit and enablement service fees
Loan enablement service fees	7,142	5,676	836	4,448	3,168	467
Post-origination service fees	32,315	30,411	4,479	23,511	18,752	2,762
Referral income from platform service	131	706	104	430	901	133

Total retail credit and enablement service fees	39,588	36,793	5,419	28,389	22,821	3,361
Other technology platform–based income	1,634	1,501	221	1,069	523	77

Total technology platform–based income	41,222	38,294	5,640	29,458	23,344	3,438
Net interest income	7,750	14,174	2,088	9,940	14,612	2,152
Guarantee income	602	4,370	644	2,735	5,702	840
Other income	1,517	3,875	571	3,106	1,107	163
Investment income	940	1,152	170	793	1,031	152
Share of net profit/(loss) of investments accounted for using the equity method	15	(31)	(5)	(29)	2	0

Total income	52,046	61,835	9,107	46,003	45,797	6,745
Sales and marketing expenses:
Borrower acquisition expenses	(11,506)	(10,120)	(1,490)	(7,823)	(6,112)	(900)
Investor acquisition and retention expenses	(820)	(677)	(100)	(504)	(291)	(43)
General sales and marketing expenses	(5,403)	(6,637)	(977)	(4,523)	(4,913)	(724)
Referral expenses from platform service	(84)	(559)	(82)	(308)	(734)	(108)

Sales and marketing expenses	(17,814)	(17,993)	(2,650)	(13,158)	(12,051)	(1,775)
General and administrative expenses	(2,976)	(3,559)	(524)	(2,588)	(2,080)	(306)
Operation and servicing expenses	(6,031)	(6,558)	(966)	(4,658)	(4,771)	(703)
Technology and analytics expenses	(1,792)	(2,084)	(307)	(1,487)	(1,415)	(208)
Credit impairment losses	(3,035)	(6,644)	(979)	(4,111)	(10,292)	(1,516)
Asset impairment losses	(7)	(1,101)	(162)	(412)	(420)	(62)
Finance costs	(2,866)	(996)	(147)	(728)	(738)	(109)
Other gains/(losses) – net	384	499	73	200	(415)	(61)

Total expenses	(34,136)	(38,435)	(5,661)	(26,943)	(32,181)	(4,740)
Profit before income tax expenses	17,910	23,400	3,446	19,061	13,616	2,005
Less: Income tax expenses	(5,633)	(6,691)	(985)	(5,248)	(4,036)	(594)

Net profit	12,276	16,709	2,461	13,813	9,581	1,411

Income

The proportion of our total income that constitutes technology platform–based income has declined from 79.2% in 2020 to 51.0% in the first nine months of 2022 as our net interest income has increased from 14.9% to 31.9% and our guarantee income has increased from 1.2% to 12.5% over the same period of time. This evolution in the mix of our total income is driven primarily by changes in our business model as we have gradually taken on more credit risk.

FINANCIAL INFORMATION

Our on–balance sheet loans include loans that we fund ourselves directly through our licensed microloan and consumer finance subsidiaries and loans that are funded by consolidated trust plans and generate interest income recognized under IFRS 9. Our off–balance sheet loans generate loan enablement service fees and post-origination service fees recognized under IFRS 15 and guarantee income to the extent that we supply part of the credit enhancement service. Although the underlying business arrangements might be similar, the application of IFRS 15 or IFRS 9 can have an impact on the timing and amount of fee or interest income recognition. Early repayment of loans by borrowers will reduce the number of months that the fees or interest income are being recognized and thus affect the total amount of fees or interest income in absolute terms.

The following table sets forth the breakdown of our total income, both in absolute amounts and as percentages of our total income, for the years and periods indicated:

	For the Year Ended December 31,					For the Nine Months Ended September 30,
	2020		2021			2021		2022
	(RMB)	(%)	(RMB)	(US$)	(%)	(RMB)	(%)	(RMB)	(US$)	(%)
	(in millions, except percentages)
						(unaudited)

Technology platform–based income	41,222	79.2	38,294	5,640	61.9	29,458	64.0	23,344	3,438	51.0
Net interest income	7,750	14.9	14,174	2,088	22.9	9,940	21.6	14,612	2,152	31.9
Guarantee income	602	1.2	4,370	644	7.1	2,735	5.9	5,702	840	12.5
Other income	1,517	2.9	3,875	571	6.3	3,106	6.8	1,107	163	2.4
Investment income	940	1.8	1,152	170	1.9	793	1.7	1,031	152	2.3
Share of net profit/(loss) of investments accounted for using the equity method	15	0.0	(31)	(5)	(0.1)	(29)	(0.1)	2	0	0.0

Total income	52,046	100.0	61,835	9,107	100.0	46,003	100.0	45,797	6,745	100.0

FINANCIAL INFORMATION

Technology platform–based income

Technology platform–based income includes retail credit and enablement service fees and other technology platform–based income. Retail credit and enablement service fees include loan enablement services and post origination services, which are considered to be two distinctive services under one product provided to our borrowers and funding partners, as well as referral income from platform service, which includes income from the referral service we provide to bank partners through Lujintong. Loan enablement services include credit assessment of the borrower, enabling loans from the funding partner to the borrower and providing technical assistance to the borrower and the funding partner. Post-origination services include repayment reminders, payment processing, and collection services. Lujintong is designed to help banks with strong risk capabilities acquire borrowers directly through dispersed third-party agents nation-wide. Under this model, we earn referral fees based on transaction volume and do not participate in credit risk assessment and sharing. As a result, we do not count loans enabled through Lujintong as part of our volume of new loans enabled or our total outstanding loans. Other technology platform–based income includes service fees generated from distribution of financial institutions’ products including asset management plans, bank products, mutual funds, trust plans and other products.

The following table sets forth the breakdown of our technology platform–based income for the periods indicated:

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2020		2021		2021		2022
	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)
	(in millions, except percentages)
					(unaudited)

Retail credit and enablement service fees
Loan enablement service fees	7,142	17.3	5,676	14.8	4,448	15.1	3,168	13.6
Post-origination service fees	32,315	78.4	30,411	79.4	23,511	79.8	18,752	80.3
Referral income from platform services	131	0.3	706	1.8	430	1.5	901	3.9

Total retail credit and enablement service fees	39,588	96.0	36,793	96.1	28,389	96.4	22,821	97.8
Other technology platform–based income	1,634	4.0	1,501	3.9	1,069	3.6	523	2.2

Total technology platform–based income	41,222	100.0	38,294	100.0	29,458	100.0	23,344	100.0

FINANCIAL INFORMATION

We do not provide loan enablement services or post-origination services on a standalone basis. Loan enablement service fees and post-origination service fees are recognized upon completion of different performance obligations, and they include the service fees for both the off-balance sheet loans newly enabled during the current financial year and those had been enabled in previous years.

The following table sets forth the sum of the loan enablement service fees and post-origination service fees that is expected to arise from the remaining performance of long-term contracts for our financial enablement services as of September 30, 2022. Upon the fulfillment of the obligations under service contracts, the fees are expected to be recognized in the respective periods in the amounts as described in the table below given the best estimated loan repayment time. The actual amount that we recognize is subject to the actual repayment behavior of borrowers, which may differ from the estimation in our model. If early repayment increases, the total service fee expected to be paid by the borrowers decreases, thus decreasing the income we recognize for each of the loans enabled, and the reverse is true if early repayment decreases. Although the estimate of loan repayment time represents our best estimate based on the information that is currently available to us, there is no assurance that the actual loan repayment time will not deviate from our best estimate, which in turn would affect the income in the respective expected periods of recognition.

	Amount	Percentage
Expected period of recognition	(RMB in millions)	(%)
Last three months of 2022	4,995	23.1
2023	10,290	47.5
2024	4,961	22.9
2025	941	4.3
2026	292	1.3
2027	181	0.8

Total	21,659	100.0

When predicting the repayment behavior of borrowers and effective tenor of loans, historical early repayment data is the key indicator of future trends. On a regular basis, we review the actual early repayments that have occurred and adjust the early repayment assumption to update our best estimate of the effective tenor for outstanding loans.

The table below sets forth the estimated effective tenor of loans that we do not consolidate on our balance sheet, after considering the actual early repayments that have occurred and expected future early repayments, as of December 31, 2020 and 2021 and as of September 30, 2022.

	As of December 31		As of September 30,
	2020	2021	2022
	(months)
			(unaudited)
Estimated Effective Tenor for Off–Balance Sheet Loans
General unsecured loans	19.18	19.37	19.76
Secured loans	12.64	13.44	14.46

FINANCIAL INFORMATION

The table below sets forth the impact of changes in estimated effective tenor on the sum of loan enablement service fees and post-origination service fees of RMB21,659 million expected as of September 30, 2022 to be recognized in the remaining period of the loans when the remaining performance obligations are satisfied.

	General unsecured loans	Secured loans	Total
	(RMB millions)
Change in estimated effective tenor
–1 month	1,105	142	1,247
+1 month	801	130	931

Net interest income

Net interest income consists of net interest income from consolidated trusts, microloans and consumer finance loans. Due to regulatory changes in December 2017, we no longer funded loans from our microloan subsidiaries on a large scale. In late 2018, we began to introduce a third-party funded trust plan model under which most though not all of the trust plans required consolidation under IFRS 10. Under IFRS 10, we consolidate those trust plans over which we have control and from which we receive variable returns which are affected by our control over these trust plans. Consequently, we recognize net interest income based on the cash flows directly attributable to loans funded by these consolidated trust plans using the effective interest rate method. Hence, borrower acquisition expenses from such third-party funded trust plans are recognized as offsetting net interest income under IFRS 9. However, we only bear limited credit risk even in the trusts that we consolidate. See “Business—How We Enable Our Institutional Partners—Our Funding Partners—Trusts.”

In June 2020, we also started to serve consumers under our licensed consumer finance subsidiary. As a result, the net carrying value of the loans we originated plus the interest receivables on those loans amounted are categorized as on-balance sheet outstanding loans and recorded as loans to customers on our balance sheet. See “—On- and Off-Balance Sheet Treatment of Loans and Risk Exposure.”

The following table sets forth the breakdown of our net interest income for the periods indicated.

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2020		2021		2021		2022
	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)
	(in millions, except percentages)
					(unaudited)
Consolidated trust plans:
Interest income	10,641	137.3	21,230	149.8	14,950	150.4	20,003	136.9
Interest expense	(4,283)	(55.3)	(8,401)	(59.3)	(5,909)	(59.4)	(7,719)	(52.8)

Net interest income from consolidated trust plans	6,358	82.0	12,829	90.5	9,042	91.0	12,284	84.1
Microloans and consumer finance:
Interest income	1,396	18.0	1,535	10.8	1,009	10.2	2,874	19.7
Interest expense	(3)	0.0	(190)	(1.3)	(111)	(1.1)	(547)	(3.7)

Net interest income from microloans and consumer finance	1,393	18.0	1,345	9.5	899	9.0	2,328	15.9

Net interest income	7,750	100.0	14,174	100.0	9,940	100.0	14,612	100.0

FINANCIAL INFORMATION

Guarantee income

Whether under our bank-funding model or trust-funding model, our third-party credit enhancement providers provide the majority of the credit enhancement. We earn guarantee income as a return to our credit risk exposure to the extent that we provide credit enhancement service for loans we enable. We do not provide guarantees as a stand-alone service for loans that we did not enable. Guarantee income consists of the fees we charge to our borrowers for the guarantee services we provide on loan products. As we have increased the proportion of the loans we enable for which we provide credit enhancement, guarantee income has accounted an increasing though still relatively low proportion of our total income, from 1.2% in 2020 to 7.1% in 2021 and 12.5% in the first nine months of 2022.

Other income

Other income includes account management service fees, penalty fees and other services fees. Account management service fees represent service fees charged to credit enhancement providers for reminder services provided to them for loans enabled by us that are covered by their credit enhancement services. Penalty fees represent both late payment fees and early repayment fees paid by borrowers. Other income accounted for 2.9% of our total income in 2020, 6.3% of our total income in 2021 and 2.4% of our total income in the first nine months of 2022.

Investment income

Investment income primarily consists of interest income and realized and unrealized gains and losses on financial assets and financial investments, which mainly consist of asset management plans, mutual fund investments, trust plans, factoring products, structured deposits, bank wealth management products and debt investments. Investment income accounted for 1.8% of our total income in 2020, 1.9% of our total income in 2021 and 2.3% of our total income in the first nine months of 2022.

FINANCIAL INFORMATION

Total Expenses

Our expenses include sales and marketing expenses, general and administrative expenses, operation and servicing expenses, technology and analytics expenses, and credit impairment costs, among others. The following table sets forth the breakdown of our expenses, both in absolute amounts and as percentages of our total income, for the periods indicated:

	For the Year Ended December 31,					For the Nine Months Ended September 30,
	2020		2021			2021		2022
	(RMB)	(%)	(RMB)	(US$)	(%)	(RMB)	(%)	(RMB)	(US$)	(%)
	(in millions, except percentages)
						(unaudited)
Sales and marketing expenses	17,814	34.2	17,993	2,650	29.1	13,158	28.6	12,051	1,775	26.3
General and administrative expenses	2,976	5.7	3,559	524	5.8	2,588	5.6	2,080	306	4.5
Operation and servicing expenses	6,031	11.6	6,558	966	10.6	4,658	10.1	4,771	703	10.4
Technology and analytics expenses	1,792	3.4	2,084	307	3.4	1,487	3.2	1,415	208	3.1
Credit impairment losses	3,035	5.8	6,644	979	10.7	4,111	8.9	10,292	1,516	22.5
Asset impairment losses	7	0.0	1,101	162	1.8	412	0.9	420	62	0.9
Finance costs	2,866	5.5	996	147	1.6	728	1.6	738	109	1.6
Other (gains)/losses – net	(384)	(0.7)	(499)	(73)	(0.8)	(200)	(0.4)	415	61	0.9

Total expenses	34,136	65.6	38,435	5,661	62.2	26,943	58.6	32,181	4,740	70.3

Sales and marketing expenses

Sales and marketing expenses consist primarily of borrower acquisition expenses, investor acquisition and retention expenses, and general sales and marketing expenses. Sales and marketing expenses account for a large percentage of our total expenses, and we expect that this will continue to be the case going forward.

Our borrower acquisition expenses mainly represent the expenses we incur for off-balance sheet loan enablement as compensation to our sales employees and third-party channels. Borrower acquisition expenses are capitalized and amortized on a systematic basis consistent with revenue recognition. For our on–balance sheet loans, as part of the cash flows directly attributable to the loans, the corresponding expenses were reflected in net interest income rather than in borrower acquisition expenses, in accordance with IFRS 9.

FINANCIAL INFORMATION

The following table sets forth the breakdown of our borrower acquisition costs, both in absolute amounts and percentages of total borrower acquisition costs, for the periods indicated:

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2020		2021		2021		2022
	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)
	(in millions, except percentages)
					(unaudited)
Direct sales	4,928	42.8	4,462	44.1	3,442	44.0	2,939	48.1
Channel partners	5,510	47.9	4,922	48.6	3,799	48.6	2,783	45.5
Online and telemarketing	1,068	9.3	735	7.3	581	7.4	390	6.4

Total borrower acquisition costs	11,506	100.0	10,120	100.0	7,823	100.0	6,112	100.0

The borrower acquisition costs are all related to the off–balance sheet loans. For our on–balance sheet loans, the corresponding expenses are reflected in net interest income rather than in borrower acquisition expenses, in accordance with IFRS 9.

Our investor acquisition and retention expenses mainly represent the costs incurred to acquire and retain investors. These included primarily expenses for our member referral channel and our online direct marketing channel. The expenses for our online direct marketing channel consist primarily of incentives paid for new investor referrals, coupons, and online marketing expenses.

Our general sales and marketing expenses mainly represent payroll and related expenses for personnel engaged in marketing, brand promotion costs, business development costs and other marketing and advertising costs.

Referral expenses from platform service are related to Lujintong.

The following table sets forth the breakdown of our sales and marketing expenses, both in absolute amounts and as percentages of our total sales and marketing expenses, for the periods indicated:

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2020		2021		2021		2022
	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)
	(in millions, except percentages)
					(unaudited)

Borrower acquisition expenses	11,506	64.6	10,120	56.2	7,823	59.5	6,112	50.7
Investor acquisition and retention expenses	820	4.6	677	3.8	504	3.8	291	2.4
General sales and marketing expenses	5,403	30.3	6,637	36.9	4,523	34.4	4,913	40.8
Referral expenses from platform service	84	0.5	559	3.1	308	2.3	734	6.1

Total sales and marketing expenses	17,814	100.0	17,993	100.0	13,158	100.0	12,051	100.0

General and administrative expenses

General and administrative expenses consist primarily of employee benefit expenses and office rentals that are not included in sales and marketing, operation and servicing, or technology and analytics expenses, tax surcharges, consulting service fees, business entertainment costs and other expenses.

FINANCIAL INFORMATION

Operation and servicing expenses

Operation and servicing expenses consist primarily of (i) platform operation expenses, which mainly represent the expenses to external payment networks and partner banks for processing transactions, (ii) loan servicing expenses that are associated with enabling and servicing loans, which mainly represent the expenses related to credit assessment, customer and system support, payment processing services and collection, (iii) the cost of operating consolidated trust plans and (iv) salaries and benefits for personnel associated operation and servicing.

Technology and analytics expenses

Technology and analytics expenses consist primarily of the expenses with respect to research and development expenses and maintenance expenses related to our technology systems, technology service fees, as well as depreciation and salaries and benefits for IT personnel.

Impairment Losses

Under IFRS 9, we use an expected loss model to determine and recognize impairments, which were recorded within credit impairment losses.

The following table sets forth credit and asset impairment losses for the periods indicated:

	For the Year Ended December 31,		For the Nine Months Ended September 30,
	2020	2021	2021	2022
	(RMB in millions)
			(unaudited)
Credit impairment losses	3,035	6,644	4,111	10,292
Asset impairment losses	7	1,101	412	420

Total	3,042	7,745	4,522	10,712

The following table sets forth the key components of impairment losses for the periods indicated:

	For the Year Ended December 31,		For the Nine Months Ended September 30,
	2020	2021	2021	2022
	(RMB in millions)
			(unaudited)
Loan-related(1)	2,996	6,349	4,115	10,012
Investment-related(2)	18	273	(13)	272
Others(3)	28	1,123	420	428

Total	3,042	7,745	4,522	10,712

Notes:

(1)

Loan-related impairment losses consist of actual and expected losses from loan to customers, accounts and other receivables and contract assets related to our retail credit and enablement business and guarantee contracts.

FINANCIAL INFORMATION

(2)	Investment related impairment losses consist of losses from financial assets at amortized cost.
(3)	Other impairment losses primarily consist of losses from accounts and other receivables related to wealth management business, goodwill and intangible assets.

Our loan-related impairment losses tend to increase as we increase the credit risk we bear on loans we enable. The increase in loan-related impairment losses in 2021 was primarily due to increases in both the risk-bearing loan balance on our balance sheet and our off-balance sheet guarantee exposure as a result of our business growth. The increase in loan-related impairment losses in the first nine months of 2022 as compared to the same period in 2021 was primarily due to the increase of provision and indemnity loss driven by increased risk exposure and by worsening credit performance due in large part to the cumulative impact of successive COVID-19 outbreaks on the Chinese economy.

Finance Costs

Finance cost primarily consists of the interest expenses in connection with our convertible promissory note issued in October 2015 for acquiring our retail credit and enablement business, interest expenses on the debt component of the convertible redeemable preferred shares, and the interest expenses of our bank borrowings for general corporate operations that are not related to our retail credit and enablement business.

TAXATION

Cayman Islands

We are incorporated as an exempted company in the Cayman Islands. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax. The Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Before April 1, 2018, our subsidiaries incorporated in Hong Kong were subject to Hong Kong profit tax at a rate of 16.5%. Since April 1, 2018, our subsidiaries incorporated in Hong Kong have been subject to Hong Kong profit tax at a rate of 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over that amount. Hong Kong does not impose a withholding tax on dividends.

China

Generally, our subsidiaries and consolidated affiliated entities incorporated in China are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. Some of our subsidiaries are entitled to a favorable statutory tax rate of 15% because of their qualifications as “High and New Technology Enterprises” or because of favorable local tax treatment.

We are subject to value added tax, or VAT, at rates of 3% or 6% on the services we provide to borrowers and investors, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law. VAT has been phased in since 2012 to replace the business tax that was previously applicable to the services we provide. During the periods presented, we were not subject to business tax on the services we provide.

FINANCIAL INFORMATION

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Income tax expenses

For the years ended December 31, 2020 and 2021, our income tax expenses were RMB5.6 billion and RMB6.7 billion (US$1.0 billion), respectively. Our income tax expenses were RMB4.0 billion (US$0.6 billion) for the nine months ended September 30, 2022. Our effective tax rate was 31.5% and 28.6% for 2020 and 2021, respectively, and 29.6% for the nine months ended September 30, 2022. Our effective tax rate during these periods was higher than the PRC enterprise income tax rate of 25% primarily because overseas losses are not deductible for tax purposes, and also due to the reversal of deferred tax assets recognized in prior years in 2021 and a decrease in deferred income taxes in 2022.

PERIOD TO PERIOD COMPARISON OF RESULTS OF OPERATIONS

Nine months ended September 30, 2022 compared to nine months ended September 30, 2021

Technology Platform–based Income

Our technology platform–based income decreased by 20.8% from RMB29.5 billion in the nine months ended September 30, 2021 to RMB23.3 billion (US$3.4 billion) in the nine months ended September 30, 2022. This decrease was primarily due to a decrease of 19.6% in retail credit and enablement service fees from RMB28.4 billion in the nine months ended September 30, 2021 to RMB22.8 billion (US$3.4 billion) in the nine months ended September 30, 2022 and a decrease of 51.1% in other technology platform-based income from RMB1.1 billion in the nine months ended September 30, 2021 to RMB0.5 billion (US$0.1 billion) in the nine months ended September 30, 2022. The decrease of 19.6% in retail credit and enablement service fees was mainly due to a decrease of 28.8% in loan enablement service fees from RMB4.4 billion in the nine months ended September 30, 2021 to RMB3.2 billion (US$0.5 billion) in the nine months ended September 30, 2022 and a decrease of 20.2% in post-origination service fees from RMB23.5 billion in the nine months ended September 30, 2021 to RMB18.8 billion (US$2.8 billion) in the nine months ended September 30, 2022, which were primarily due to a decrease in new loan sales and changes in our business model that resulted in more income being recognized as net interest income and guarantee income, partially offset by an increase of 110% in referral income from platform services from RMB0.4 billion in the nine months ended September 30, 2021 to RMB0.9 billion (US$0.1 billion) in the nine months ended September 30, 2022 as a result of an increase in new loan sales through Lujintong.

FINANCIAL INFORMATION

Net Interest Income

Our net interest income increased by 47.0% from RMB9.9 billion in the nine months ended September 30, 2021 to RMB14.6 billion (US$2.2 billion) in the nine months ended September 30, 2022.

Consolidated trust plans

Our net interest income from consolidated trust plans increased by 35.9% from RMB9.0 billion in the nine months ended September 30, 2021 to RMB12.3 billion (US$1.8 billion) in the nine months ended September 30, 2022. Interest income from consolidated trust plans increased by 33.8% from RMB15.0 billion in the nine months ended September 30, 2021 to RMB20.0 billion (US$2.9 billion) in the nine months ended September 30, 2022, and interest expenses increased by 30.6% from RMB5.9 billion in the nine months ended September 30, 2021 to RMB7.7 billion (US$1.1 billion) in the nine months ended September 30, 2022, in both cases primarily driven by the increase in our average balance of loans originated by consolidated trust plans from RMB151.7 billion in the nine months ended September 30, 2021 to RMB204.4 billion (US$30.1 billion) in the nine months ended September 30, 2022. Interest income represents interest income receivable by loans funded by these trust plans while interest expenses represent interest payable by these consolidated trust plans to their investors.

Microloans and consumer finance

Our net interest income from microloans and consumer finance increased by 159% from RMB0.9 billion in the nine months ended September 30, 2021 to RMB2.3 billion (US$0.3 billion) in the nine months ended September 30, 2022. Interest income from microloans and consumer finance increased by 185% from RMB1.0 billion in the nine months ended September 30, 2021 to RMB2.9 billion (US$0.4 billion) in the nine months ended September 30, 2022, and interest expense from microloans and consumer finance increased from RMB0.1 billion in the nine months ended September 30, 2021 to RMB0.5 billion (US$0.1 billion) in the nine months ended September 30, 2022. The increases were primarily due to the expansion of our consumer finance business, as we had ceased to make microloans in 2020. The loan balance of our consumer finance business increased from RMB8.8 billion as of September 30, 2021 to RMB27.9 billion (US$4.1 billion) as of September 30, 2022.

Guarantee Income

Our guarantee income increased by 108% from RMB2.7 billion in the nine months ended September 30, 2021 to RMB5.7 billion (US$0.8 billion) in the nine months ended September 30, 2022. This increase was primarily attributable to the increase in the proportion of the loans we enabled for which we had provided credit enhancement.

Other Income

Our other income decreased by 64.4% from RMB3.1 billion in the nine months ended September 30, 2021 to RMB1.1 billion (US$0.2 billion) in the nine months ended September 30, 2022. This decrease was primarily attributable to a refund of account management fees to our primary credit enhancement provider as a result of worse-than-expected collection performance, and the narrowing down of service scope and change of fee structure that we provided and charged to our primary credit enhancement provider since the third quarter of 2022.

FINANCIAL INFORMATION

Sales and Marketing Expenses

Our sales and marketing expenses decreased by 8.4% from RMB13.2 billion in the nine months ended September 30, 2021 to RMB12.1 billion (US$1.8 billion) in the nine months ended September 30, 2022.

Borrower acquisition expenses

Our borrower acquisition expenses decreased by 21.9% from RMB7.8 billion in the nine months ended September 30, 2021 to RMB6.1 billion (US$0.9 billion) in the nine months ended September 30, 2022. Our borrower acquisition expenses primarily represent the expenses we incur as compensation for new loans we enabled that generated technology platform–based income, both for loans enabled in the nine months ended September 30, 2022 and for loans enabled in prior years whose remaining balance and tenor of obligations had not lapsed. The decrease in borrower acquisition expenses was primarily due to decreased new loan sales and reductions in commissions.

Investor acquisition and retention expenses

Our investor acquisition and retention expenses decreased by 42.3% from RMB0.5 billion in the nine months ended September 30, 2021 to RMB0.3 billion (US$0.0 billion) in the nine months ended September 30, 2022. This decrease was primarily due to a improvement in the Company’s investor acquisition efficiency and the decrease in sales of wealth management products.

General sales and marketing expenses

Our general sales and marketing expenses increased by 8.6% from RMB4.5 billion in the nine months ended September 30, 2021 to RMB4.9 billion (US$0.7 billion) in the nine months ended September 30, 2022. This increase was primarily due to the increase in staff costs for sales and marketing personnel.

Referral expenses from platform service

Our referral expenses from platform service increased by 138% from RMB0.3 billion in the nine months ended September 30, 2021 to RMB0.7 billion (US$0.1 billion) in the nine months ended September 30, 2022. This increase was primarily due to the increase in new loan sales through Lujintong.

General and Administrative Expenses

Our general and administrative expenses decreased by 19.6% from RMB2.6 billion in the nine months ended September 30, 2021 to RMB2.1 billion (US$0.3 billion) in the nine months ended September 30, 2022. This decrease was primarily due to cost control measures we instituted in the nine months ended September 30, 2022.

Operation and Servicing Expenses

Our operation and servicing expenses increased by 2.4% from RMB4.7 billion in the nine months ended September 30, 2021 to RMB4.8 billion (US$0.7 billion) in the nine months ended September 30, 2022, primarily due to our increased use of consolidated trust plans as a funding source.

FINANCIAL INFORMATION

Technology and Analytics Expenses

Our technology and analytics expenses decreased by 4.8% from RMB1.5 billion in the nine months ended September 30, 2021 to RMB1.4 billion (US$0.2 billion) in the nine months ended September 30, 2022. This decrease was primarily due to our improved efficiency.

FINANCIAL INFORMATION

Impairment Losses

Our impairment losses, including credit impairment losses and asset impairment losses, increased by 137% from RMB4.5 billion in the nine months ended September 30, 2021 to RMB10.7 billion (US$1.6 billion) in the nine months ended September 30, 2022.

Credit impairment losses increased by 150% from RMB4.1 billion in the nine months ended September 30, 2021 to RMB10.3 billion (US$1.5 billion) in the nine months ended September 30, 2022, primarily due to the increase of provision and indemnity loss driven by increased risk exposure and by worsening credit performance due to the impact of successive COVID-19 outbreaks on the Chinese economy.

Asset impairment losses remained stable at RMB0.4 billion in the nine months ended September 30, 2021 and RMB0.4 billion (US$0.1 billion) in the nine months ended September 30, 2022.

Finance Costs

Our finance costs remained stable at RMB0.7 billion in the nine months ended September 30, 2021 and RMB0.7 billion (US$0.1 billion) in the nine months ended September 30, 2022.

Income Tax Expenses

Our income tax expenses decreased by 23.1% from RMB5.2 billion in the nine months ended September 30, 2021 to RMB4.0 billion (US$0.6 billion) in the nine months ended September 30, 2022. The decrease was roughly in line with the 28.6% decrease in profit before income tax expenses.

Net Profits

As a result of the above, our net profits decreased by 30.6% from RMB13.8 billion in the nine months ended September 30, 2021 to RMB9.6 billion (US$1.4 billion) in the nine months ended September 30, 2022.

Year ended December 31, 2021 compared to year ended December 31, 2020

Technology Platform–based Income

Our technology platform–based income decreased by 7.1% from RMB41.2 billion in 2020 to RMB38.3 billion (US$5.6 billion) in 2021. This decrease was primarily due to a decrease of 7.1% in retail credit and enablement service fees from RMB39.6 billion in 2020 to RMB36.8 billion (US$5.4 billion) in 2021 and a decrease of 8.1% in other technology platform-based income from RMB1.6 billion in 2020 to RMB1.5 billion (US$0.2 billion) in 2021. The decrease of 7.1% in retail credit and enablement service fees was mainly due to a decrease of 20.5% in loan enablement service fees from RMB7.1 billion in 2020 to RMB5.7 billion (US$0.8 billion) in 2021 and a decrease of 5.9% in post-origination service fees from RMB32.3 billion in 2020 to RMB30.4 billion (US$4.5 billion) in 2021, which were primarily due to the decreases in the prices of our products as a result of changes in regulations and our design to better support small and micro business owners, partially offset by an increase in referral income from platform services from RMB0.1 billion in 2020 to RMB0.7 billion (US$0.1 billion) in 2021 as a result of an increase in new loan sales through Lujintong.

FINANCIAL INFORMATION

Net Interest Income

Our net interest income increased by 82.9% from RMB7.8 billion in 2020 to RMB14.2 billion (US$2.1 billion) in 2021.

Consolidated trust plans

Our net interest income from consolidated trust plans increased by 100% from RMB6.4 billion in 2020 to RMB12.8 billion (US$1.9 billion) in 2021. Interest income from consolidated trust plans increased from RMB10.6 billion in 2020 to RMB21.2 billion (US$3.1 billion) in 2021, and interest expenses increased from RMB4.3 billion in 2020 to RMB8.4 billion (US$1.2 billion) in 2021, in both cases primarily driven by the increase in our average balance of loans originated by consolidated trust plans from RMB76.3 billion in 2020 to RMB157.2 billion (US$23.2 billion) in 2021. Interest income represents interest income receivable by loans funded by these trust plans while interest expenses represent interest payable by these consolidated trust plans to their investors.

Microloans and consumer finance

Our net interest income from microloans and consumer finance decreased by 7.1% from RMB1.4 billion in 2020 to RMB1.3 billion (US$0.2 billion) in 2021. Interest income from microloans and consumer finance increased from RMB1.4 billion in 2020 to RMB1.5 billion (US$0.2 billion) in 2021, and interest expense from microloans and consumer finance increased from RMB3 million in 2020 to RMB0.2 billion (US$0.0 billion) in 2021. Interest expense increased more rapidly than interest income because our consumer finance subsidiary started to fund new loans with borrowings from banks in 2021.

Guarantee Income

Our guarantee income increased significantly from RMB0.6 billion in 2020 to RMB4.4 billion (US$0.6 billion) in 2021. This increase was primarily attributable to the increase in the proportion of the loans we enabled for which we had provided credit enhancement.

Other Income

Our other income increased by 155% from RMB1.5 billion in 2020 to RMB3.9 billion (US$0.6 billion) in 2021. This increase was primarily attributable to a 177% increase in account management service fees from RMB1.3 billion in 2020 to RMB3.6 billion (US$0.5 billion) in 2021, primarily due to the increase in service fees from credit enhancement providers for loan collections.

FINANCIAL INFORMATION

Sales and Marketing Expenses

Our sales and marketing expenses increased by 1.0% from RMB17.8 billion in 2020 to RMB18.0 billion (US$2.7 billion) in 2021.

Borrower acquisition expenses

Our borrower acquisition expenses decreased by 12.0% from RMB11.5 billion in 2020 to RMB10.1 billion (US$1.5 billion) in 2021. Our borrower acquisition expenses primarily represent the expenses we incur as compensation for new loans we enabled that generated technology platform–based income, both for loans enabled in 2021 and for loans enabled in prior years whose remaining balance and tenor of obligations had not lapsed. The decrease in borrower acquisition expenses was primarily due to increased sales productivity and decreased sales commissions.

Investor acquisition and retention expenses

Our investor acquisition and retention expenses decreased by 17.4% from RMB0.8 billion in 2020 to RMB0.7 billion (US$0.1 billion) in 2021. This decrease was primarily due to greater efficiency.

General sales and marketing expenses

Our general sales and marketing expenses increased by 22.8% from RMB5.4 billion in 2020 to RMB6.6 billion (US$1.0 billion) in 2021. This increase was primarily due to the increase in staff costs for sales and marketing personnel.

Referral expenses from platform service

Our referral expenses from platform service increased from RMB0.1 billion in 2020 to RMB0.6 billion (US$0.1 billion) in 2021. This increase was primarily due to the increase in new loan sales through Lujintong.

General and Administrative Expenses

Our general and administrative expenses increased by 19.6% from RMB3.0 billion in 2020 to RMB3.6 billion (US$0.5 billion) in 2021. This increase was primarily due to the increase in the scale of our business.

Operation and Servicing Expenses

Our operation and servicing expenses increased by 8.7% from RMB6.0 billion in 2020 to RMB6.6 billion (US$1.0 billion) in 2021, primarily due to our increased use of consolidated trust plans as a funding source.

Technology and Analytics Expenses

Our technology and analytics expenses increased by 16.3% from RMB1.8 billion in 2020 to RMB2.1 billion (US$0.3 billion) in 2021. This increase was primarily due to our ongoing investments in technology research and development.

FINANCIAL INFORMATION

Impairment Losses

Our impairment losses, including credit impairment losses and asset impairment losses, increased by 155% from RMB3.0 billion in 2020 to RMB7.7 billion (US$1.1 billion) in 2021. Loan-related impairment losses increased by 112% from RMB3.0 billion in 2020 to RMB6.3 billion (US$0.9 billion) in 2021. The increase in loan-related impairment losses in 2021 was primarily due to increases in both the risk-bearing loan balance on our balance sheet and our off—balance sheet guarantee exposure as a result of our business growth. Investment-related impairment losses increased from RMB18 million in 2020 to RMB273 million (US$40 million) in 2021, primarily due to losses from financial assets at amortized cost.

Finance Costs

Our finance costs decreased by 65.2% from RMB2.9 billion in 2020 to RMB1.0 billion (US$0.1 billion) in 2021. This decrease was primarily due to a decrease in the balance of convertible bonds following the restructuring of our C-round convertible notes and the increase in interest income resulting from the increase in deposits.

Income Tax Expenses

Our income tax expenses increased by 18.8% from RMB5.6 billion in 2020 to RMB6.7 billion (US$1.0 billion) in 2021. The increase was roughly in line with the 30.7% increase in profit before income tax expenses.

Net Profits

As a result of the above, our net profits increased by 36.1% from RMB12.3 billion in 2020 to RMB16.7 billion (US$2.5 billion) in 2021.

LIQUIDITY AND CAPITAL RESOURCES

We had net cash generated from operating activities of RMB7,121 million and RMB4,987 million (US$734 million) in 2020 and 2021, respectively, and net cash used in operating activities of RMB368.3 million (US$54.2 million) in the nine months ended September 30, 2022.

In addition to net cash generated from operating activities, we raised cash from three rounds of equity financing prior to our initial public offering, the first two in 2015 and 2016, and the third with separate closings in 2018 and 2019, as well as a three-year syndicated loan facility agreement and our initial public offering in 2020. We did not receive cash from our issuance of automatically convertible promissory notes and optionally convertible promissory notes in 2020. As of December 31, 2021, all of the automatically convertible promissory notes had converted into our ordinary shares, and all of the US$1,158 million total principal amount of the optionally convertible promissory notes remained outstanding, with a 6% annual interest rate and a maturity date (unless converted earlier) of September 30, 2023.

FINANCIAL INFORMATION

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2020	2021		2021	2022
	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
	(in millions)
				(unaudited)
Summary Consolidated Cash Flows Data:
Net cash generated from/(used in) operating activities	7,121	4,987	734	5,617	(368)	(54)
Net cash generated from/(used in) investing activities	(15,004)	314	46	(2,636)	7,384	1,087
Net cash generated from/(used in) financing activities	24,874	(2,448)	(361)	(816)	(2,844)	(419)
Effect of exchange rate changes on cash and cash equivalents	(518)	(143)	(21)	(44)	206	30

Net increase/(decrease) in cash and cash equivalents	16,474	2,711	399	2,121	4,378	645
Cash and cash equivalents at beginning of the year	7,312	23,786	3,503	23,786	26,496	3,902

Cash and cash equivalents at end of the year	23,786	26,496	3,902	25,906	30,875	4,547

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. We rigorously assess various options for the deployment of surplus capital or surplus funds, including investment in financial assets, acquisitions or dividend payouts to shareholders.

As of September 30, 2022, we had RMB45.8 billion (US$6.7 billion) in cash at bank, of which 82.4% was held in Renminbi. We had net operating cash outflows of RMB368.3 million (US$54.2 million) in the nine months ended September 30, 2022, as compared to net operating cash inflows of RMB5.6 billion in the nine months ended September 30, 2021, primarily due to the increase in the volume of consumer finance loans funded by our consumer finance subsidiary.

We believe that net cash generated from operating activities and our cash on hand will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. We may decide to enhance our liquidity position or increase our cash reserve through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

FINANCIAL INFORMATION

In utilizing the proceeds that we received from our initial public offering in the United States or that we may receive from other securities offerings outside of the PRC, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, acquire onshore entities, or acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

•	capital contributions to our PRC subsidiaries must be approved by or reported to the Ministry of Commerce or its local counterparts; and

•	loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches.

See “Regulatory Overview—Regulations Relating to Foreign Exchange.”

Substantially all of our future income is likely to be in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Operating Activities

Net cash used in operating activities for the nine months ended September 30, 2022 was RMB368.3 million (US$54.2 million), as compared to profit before income tax expenses of RMB13.6 billion (US$2.0 billion) for the same period. The difference was primarily due to an increase in loans to customers and accounts and other receivables of RMB12.0 billion (US$1.8 billion) and a decrease in accounts and other payables of RMB2.2 billion (US$0.3 billion). The increase in loans to customers and accounts and other receivables was mainly due to an increase in the volume of consumer finance loans enabled by our consumer finance subsidiary. The decrease in accounts and other payables and payables to investors of consolidated structured entities was mainly due to a decrease in payables to investors of consolidated trust plans as investment returns. In addition to these changes in our working capital accounts, the difference between our net cash used in operating activities and our profit before income tax expenses was also due to the impact of certain other items, in particular unrealized credit impairment losses of RMB7.4 billion (US$1.1 billion), finance cost classified as financing activities of RMB1.6 billion (US$0.2 billion) and foreign exchange losses of RMB0.9 billion (US$0.1 billion), partially offset by investment income classified as investing activities of RMB1.2 billion (US$0.2 billion).

Net cash generated from operating activities for the year ended December 31, 2021 was RMB5.0 billion (US$0.7 billion), as compared to profit before income tax expenses of RMB23.4 billion (US$3.4 billion) for the same period. The difference was primarily due to an increase in loans to customers and accounts and other receivables of RMB101.2 billion (US$14.9 billion) and an increase in accounts and other payables of RMB82.5 billion (US$12.2 billion). The increase in loans to customers and accounts and other receivables was due to increase in volume of loans originated by consolidated trust plans and volume of consumer finance loans enabled by our consumer finance subsidiary. The increase in accounts and other payables and payables to investors of consolidated structured entities was due to increase in payables to investors of consolidated trust plans as investment returns. In addition to these changes in our working capital accounts, the difference between our net cash generated from operating activities and our profit before income tax expenses was also due to the impact of certain other items, in particular credit impairment losses of RMB5.7 billion (US$0.8 billion), finance cost classified as financing activities of RMB1.8 billion (US$0.3 billion), asset impairment losses of RMB1.1 billion (US$0.2 billion) and depreciation of right-of-use assets of RMB0.6 billion (US$0.1 billion), partially offset by investment income classified as investing activities of RMB1.6 billion (US$0.2 billion).

FINANCIAL INFORMATION

Net cash generated from operating activities for the year ended December 31, 2020 was RMB7.1 billion, as compared to profit before income tax expenses of RMB17.9 billion for the same period. The difference was primarily due to an increase in accounts and other receivables of RMB68.9 billion and an increase in accounts and other payables of RMB56.2 billion. The increase in loan to customers and accounts and other receivables was due to increase in volume of loans originated by consolidated trust plans. The increase in accounts and other payables and payables to investors of consolidated structured entities was due to increase in payables to investors of consolidated trust plans as investment returns. In addition to these changes in our working capital accounts, the difference between our net cash generated from operating activities and our profit before income tax expenses was also due to the impact of certain other items, in particular credit impairment losses of RMB2.8 billion, finance cost classified as financing activities of RMB3.1 billion and depreciation of right-to-use assets of RMB0.6 billion, partially offset by investment income classified as investing activities of RMB1.1 billion.

Investing Activities

We prudently manage our investment allocation to ensure that we have investments readily convertible into cash from time to time in the event that there is a need for liquidity. We generally seek low-risk investment assets, including bank deposits, wealth management products, and fixed income products.

Net cash generated from investing activities for the nine months ended September 30, 2022 was RMB7.4 billion (US$1.1 billion), primarily as a result of proceeds from sale of investment assets of RMB77.8 billion (US$11.5 billion), a decrease in securities purchases under agreements to resell of RMB5.5 billion (US$0.8 billion) and interest received on investment assets of RMB1.3 billion (US$0.2 billion), partially offset by payment for acquisition of investment assets of RMB77.2 billion (US$11.4 billion).

Net cash generated from investing activities for the year ended December 31, 2021 was RMB0.3 billion (US$0.0 billion), primarily as a result of proceeds from sale of investment assets of RMB132.4 billion (US$19.5 billion), partially offset by payment for acquisition of investment assets of RMB128.6 billion (US$18.9 billion) and an increase in securities purchases under agreements to resell of RMB4.8 billion (US$0.7 billion). We also received RMB1.5 billion (US$0.2 billion) in interest on investment assets.

FINANCIAL INFORMATION

Net cash used in investing activities for the year ended December 31, 2020 was RMB15.0 billion, primarily as a result of payment for acquisition of investment assets of RMB166.5 billion and financial assets purchased under reverse repurchase agreements of RMB0.7 billion, partially offset by proceeds from sale of investment assets of RMB151.2 billion and received in interest from investment assets of RMB1.2 billion.

Financing Activities

We generally seek longer term domestic financing activities and implement early repayment or minimizing foreign exchange risk as our strategy for overseas financing activities.

Net cash used in financing activities for the nine months ended September 30, 2022 was RMB2.8 billion (US$0.4 billion), primarily as a result of payment for interest expenses and dividend declared of RMB5.9 billion (US$0.9 billion) and repayment of borrowings of RMB5.4 billion (US$0.8 billion), partially offset by proceeds from borrowings of RMB8.8 billion (US$1.3 billion).

Net cash used in financing activities for the year ended December 31, 2021 was RMB2.4 billion (US$0.4 billion), primarily as a result of payment for share repurchase program of RMB6.4 billion (US$0.9 billion), repayment of borrowings of RMB1.8 billion (US$0.3 billion), proceeds from issuance of shares and other equity securities of RMB0.1 billion (US$0.0 billion) and payment for interest expenses of RMB0.9 billion (US$0.1 billion), partially offset by proceeds from borrowings of RMB7.3 billion (US$1.1 billion).

Net cash generated from financing activities for the year ended December 31, 2020 was RMB24.9 billion, primarily as a result of proceeds from borrowings of RMB10.6 billion and proceeds from issuance of shares and other equity securities of RMB18.9 billion, partially offset by repayment of borrowings of RMB2.9 billion and payment for interest expense of RMB1.2 billion.

Working Capital Sufficiency

Our Directors are of the view that taking into account the financial resources available to us, including our current cash and cash equivalents and available financing facilities, we have sufficient working capital for our present requirements and for at least the next 12 months from the date of this document.

DISCUSSION OF CERTAIN KEY ITEMS OF CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

The following table sets forth certain key items of our assets and liabilities as of the dates indicated.

	As of December 31,			As of September 30,
	2020	2021		2022
	(RMB)	(RMB)	(US$)	(RMB)	(US$)
	(in millions)
				(unaudited)
ASSETS
Cash at bank	24,159	34,743	5,117	45,803	6,746
Restricted cash	23,030	30,454	4,485	27,022	3,980
Financial assets at fair value through profit or loss	34,424	31,023	4,569	25,564	3,765
Financial assets at amortized cost	6,564	3,785	557	4,749	699
Accounts and other receivables and contract assets	23,326	22,345	3,291	18,478	2,721
Loans to customers	119,826	214,972	31,661	232,230	34,202

Total assets	248,890	360,433	53,084	370,669	54,591
LIABILITIES
Payable to platform investors	9,115	2,748	405	1,987	293
Payable to investors of consolidated structured entities	110,368	195,446	28,785	193,611	28,515
Accounts and other payables and contract liabilities	5,484	8,814	1,298	11,639	1,714
Optionally convertible promissory notes	7,531	7,405	1,091	8,163	1,202
Convertible promissory note payable	10,117	10,669	1,571	12,619	1,858

Total liabilities	165,739	265,874	39,157	275,572	40,586
EQUITY
Share premium	33,213	33,366	4,914	25,858	3,808
Retained earnings	40,928	55,943	8,239	65,458	9,640
Other reserves	7,419	9,305	1,370	7,837	1,154

Total equity	83,151	94,559	13,926	95,097	14,006

FINANCIAL INFORMATION

Cash at bank and restricted cash

Our cash at bank includes both demand deposits and time deposits.

	As of December 31,		As of September 30,
	2020	2021	2022
	(RMB in millions)
			(unaudited)
Demand deposits	17,627	22,355	27,488
Time deposits	6,531	12,392	18,317

Our funds department monitors our allocation of cash between demand deposits and time deposits based on our liquidity position and cash flow forecast.

Our restricted cash includes cash from consolidated structured entities, which is cash held by our consolidated structured entities that was collected from platform investors mainly for their upcoming investment in our retail credit business; deposits for borrowings, which are pledges for our secured borrowings; and deposits held on behalf of platform investors, which represent funds received from platform investors who have yet to make their investment decisions, or funds withdrawn by platform investors where the withdrawal is still in the process of being settled.

	As of December 31,		As of September 30,
	2020	2021	2022
	(RMB in millions)
			(unaudited)
Cash from consolidated structured entities	14,582	24,904	23,591
Deposits for borrowings	—	3,043	1,468
Deposits held on behalf of platform investors	7,998	1,791	1,033
Others	450	716	931

FINANCIAL INFORMATION

Cash from consolidated structured entities increased from RMB14.6 billion as of December 31, 2020 to RMB24.9 billion as of December 31, 2021 as we have made more use of consolidated trusts as funding sources, and decreased slightly from RMB24.9 billion as of December 31, 2021 to RMB23.6 billion as of September 30, 2022, primarily due to dynamic changes in the pace of investors’ deposits and payouts.

Deposits held on behalf of platform investors has decreased from RMB8.0 billion as of December 31, 2020 to RMB1.8 billion as of December 31, 2021 and further to RMB1.0 billion as of September 30, 2022 primarily due to the decrease in investors’ deposits under our legacy peer-to-peer products as the outstanding loans have matured or been redeemed.

See “—Liquidity and Capital Resources” for further discussion.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss comprise a variety of unlisted securities, listed securities, and derivative instruments.

	As of December 31,		As of September 30,
	2020	2021	2022
	(RMB in millions)
			(unaudited)
Unlisted Securities
Asset management plans	9,752	8,308	5,118
Mutual funds	3,199	2,487	3,778
Trust plans	9,927	3,052	3,140
Factoring products	824	—	—
Structured deposits	962	6,641	4,926
Bank wealth management products	2,092	4,589	6,077
Corporate bond	3,044	3,065	47
Private fund and other equity investments	4,624	2,765	1,590
Others	—	109	889

Listed Securities
Stock	—	8	—

Total	34,424	31,023	25,564

Financial assets at fair value through profit or loss decreased by 9.9% from December 31, 2020 to December 31, 2021, primarily due to a decrease of RMB6.9 billion in trust plans, a decrease of RMB1.9 billion in private fund and other equity investments, and a decrease of RMB1.4 billion in asset management plans, partially offset by an increase of RMB5.7 billion in structured deposits and an increase of RMB2.5 billion in bank wealth management products.

Financial assets at fair value through profit or loss decreased by 17.6% from December 31, 2021 to September 30, 2022, primarily due to a decrease of RMB3.2 billion in asset management plans, a decrease of RMB1.2 billion in private fund and other equity investments, and a decrease of RMB1.7 billion in structured deposits, partially offset by an increase of RMB1.5 billion in bank wealth management products and an increase of RMB1.3 billion in mutual funds.

We manage our investment portfolio as a whole and each asset class within our investment portfolio to ensure that we have investments readily convertible into cash from time to time in the event that there is a need for liquidity.

FINANCIAL INFORMATION

Financial assets at amortized cost

Financial assets at amortized cost include debt investments and interest receivable, less provision for impairment losses.

	As of December 31,		As of September 30,
	2020	2021	2022
	(RMB in millions)
			(unaudited)
Debt investments	7,642	5,002	6,198
Interest receivable	94	121	128

Sub-total	7,736	5,124	6,326
Less: Provision for impairment losses	(1,172)	(1,339)	(1,576)

Total	6,564	3,785	4,749

Financial assets at amortized cost decreased by 42.3% from December 31, 2020 to December 31, 2021, primarily due to a decrease of RMB2.6 billion in debt investments.

Financial assets at amortized cost increased by 25.5% from December 31, 2021 to September 30, 2022, primarily due to an increase of RMB1.2 billion in debt investments.

Accounts and other receivables and contract assets

Accounts and other receivables and contract assets principally consist of contract acquisition costs and loan enablement and service fees as well as a variety of other receivables.

	As of December 31,		As of September 30,
	2020	2021	2022
	(RMB in millions)
			(unaudited)
Contract acquisition cost	9,017	7,964	7,146
Loan enablement and service fees	10,344	7,380	5,263
Receivables from external payment services providers	1,750	2,665	1,685
Trust statutory deposits	968	1,360	1,144
Other technology platform-based income	803	765	575
Referral income from platform service	79	288	608
Receivables for shares repurchase program	—	870	876
Other deposits	491	543	848
Guarantee fees	89	411	470
Receivables from ADS income	4	112	155
Receivables from exercise of share options	—	36	2
Others	470	582	344
Less: Provision for impairment losses	(688)	(631)	(638)

Total	23,326	22,345	18,478

FINANCIAL INFORMATION

Accounts and other receivables and contract assets decreased by 4.2% from December 31, 2020 to December 31, 2021, primarily due to a decrease of RMB3.0 billion in loan enablement and service fees as a result of a decrease in new loans enabled by third-party banks as we provided more on-balance sheet loans through consolidated trusts and a decrease of RMB1.1 billion in contract acquisition cost due to increased sales productivity and decreased sales commissions, partially offset by an increase of RMB0.9 billion in receivables from external payment service providers due to an increase in the volume of new loans enabled and an increase of RMB0.9 billion in receivables for shares repurchase program.

Accounts and other receivables and contract assets decreased by 17.3% from December 31, 2021 to September 30, 2022, primarily due to a decrease of RMB2.1 billion in loan enablement and service fees as a result of a decrease in new loans enabled by third-party banks as we provided more on-balance sheet loans through consolidated trusts, a decrease of RMB1.0 billion in receivables from external payment service providers due to the slower growth in the volume of new loans enabled, and a decrease of RMB0.8 billion in contract acquisition cost due to increased sales productivity and decreased sales commissions, partially offset by an increase of RMB0.3 billion in other deposits and an increase in RMB0.3 billion in referral income from platform service the latter being primarily due to an increase in transaction volume on Lujintong.

Loans to customers

Loans to customers include loans originated by consolidated trust plans, loans originated by microloan lending companies and consumer finance company, and interest receivable, less provision for impairment losses.

	As of December 31,		As of September 30,
	2020	2021	2022
	(RMB in millions)
			(unaudited)
Loans originated by consolidated trust plans	112,253	202,175	206,622
Loans originated by microloan lending companies and consumer finance company	6,241	12,588	28,407
Interest receivable	2,321	2,963	2,629
Less: Provision for impairment losses	(989)	(2,754)	(5,427)
Total	119,826	214,972	232,230

Loans to customers increased by 79.4% from December 31, 2020 to December 31, 2021, primarily due to the increase in volume of loans originated by consolidated trust plans and volume of consumer finance loans funded by our consumer finance subsidiary.

Loans to customers increased by 8.0% from December 31, 2021 to September 30, 2022, primarily due to the increase in volume of loans originated by consolidated trust plans and the volume of consumer finance loans funded by our consumer finance subsidiary.

Payable to platform investors

Payable to platform investors are funds from investors that were not yet used to purchase investment products through our platform and funds that have not yet been collected by investors.

FINANCIAL INFORMATION

Payable to platform investors decreased by 69.9% from December 31, 2020 to December 31, 2021, and further by 27.7% from December 31, 2021 to September 30, 2022, primarily due to the decrease in outstanding loans under our legacy peer-to-peer products as the loans have matured or been redeemed.

Payable to investors of consolidated structured entities

Payable to investors of consolidated structured entities comprises payable to investors of consolidated trust plans, payable to investors of consolidated wealth management plans and payable to investors of asset based securitization plans.

	As of December 31,		As of September 30,
	2020	2021	2022
	(RMB in millions)
			(unaudited)
Payable to investors of consolidated trust plans	110,309	195,263	193,453
Payable to investors of consolidated wealth management plans	15	183	158
Payable to investors of asset based securitization plans	44	—	—

Total	110,368	195,446	193,611

Payable to investors of consolidated structured entities increased by 77.0% from December 31, 2020 to December 31, 2021, primarily due to our increased use of consolidated trust plans as a funding source.

Payable to investors of consolidated structured entities decreased by 0.9% from December 31, 2021 to September 30, 2022, as the volume of new loans originated by consolidated trust plans remained relatively stable.

Accounts and other payables and contract liabilities

Accounts and other payables and contract liabilities principally consist of employee benefit payables and contract liabilities from retail credit and enablement service as well as a variety of other payables.

	As of December 31,		As of September 30,
	2020	2021	2022
	(RMB in millions)
			(unaudited)
Employee benefit payable	3,203	4,042	3,174
Contract liabilities from retail credit and enablement service	—	1,107	2,767
Tax payable	554	831	614
Payable to cooperation banks	98	703	597
Payable to investees	431	431	431
Trust management fee	94	416	92
Payable to external suppliers	433	401	177
Cash compensation of Class C ordinary shares restructuring	99	47	21
Dividends payable	—	—	2,766
Others	572	836	1,000

Total	5,484	8,814	11,639

FINANCIAL INFORMATION

Accounts and other payables and contract liabilities increased by 60.7% from December 31, 2020 to December 31, 2021, primarily due to an increase of RMB1.1 billion in contract liabilities from retail credit and enablement service as a result of a change in our policy in 2021 which caused our fee collection to outpace our contractual obligation and an increase of RMB0.8 billion in employee benefit payable as a result of an increase in staff costs.

Accounts and other payables and contract liabilities increased by 32.1% from December 31, 2021 to September 30, 2022, primarily due to an increase of RMB2.8 billion in dividends payable as a result of the change in our dividend policy from annual to semi-annual.

Optionally convertible promissory notes

Optionally convertible promissory notes decreased by 1.7% from December 31, 2020 to December 31, 2021, primarily due to the depreciation in the U.S. dollar against the Renminbi over this period.

Optionally convertible promissory notes increased by 10.2% from December 31, 2021 to September 30, 2022, primarily due to the appreciation in the U.S. dollar against the Renminbi over this period.

Convertible promissory note payable

Convertible promissory note payable increased by 5.5% from December 31, 2020 to December 31, 2021, primarily due to accrued interest expense.

Convertible promissory note payable increased by 18.3% from December 31, 2021 to September 30, 2022, primarily due to the appreciation in the U.S. dollar against the Renminbi over this period and accrued interest payments.

INDEBTEDNESS

The following table sets forth the breakdown of our indebtedness as of the dates indicated:

	As of December 31,		As of September 30,	As of December 31,
	2020	2021	2022	2022
	(RMB in millions)
			(unaudited)	(unaudited)
Borrowings	10,315	25,927	35,780	36,916
Convertible promissory note payable	10,117	10,669	12,619	5,164
Lease liabilities	979	795	764	749
Optionally convertible promissory notes	7,531	7,405	8,163	8,143

Total	28,943	44,797	57,326	50,971

Borrowings

Our borrowings consist primarily of unsecured bank borrowings, and to a lesser extent secured bank borrowings and a small amount of corporate borrowings. The secured bank borrowings are secured by cash deposits at the banks.

FINANCIAL INFORMATION

The following table sets forth the breakdown of our borrowings as of the dates indicated:

	As of December 31,		As of September 30,	As of December 31,
	2020	2021	2022	2022
	(RMB in millions)
			(unaudited)	(unaudited)
Secured
– Bank borrowings (a)	—	2,992	1,345	1,344
Unsecured
– Bank borrowings (b)	10,280	22,816	34,162	35,236
– Corporate borrowings	1	—	—	—

	10,281	25,809	35,506	36,580
Interest payable	34	119	274	335

Total borrowings	10,315	25,927	35,780	36,916

Notes:

(a)

As of September 30, 2022, we had RMB1,345 million secured bank borrowings guaranteed by deposits. The terms of all these borrowings are 24 months, whose interest rates range from 3.84% to 4.05% per annum.

(b)

As of September 30, 2022, we had drawn down US$1,290 million of unsecured borrowings under a US$1,500 million three-year syndicated loan facility agreement entered into on February 13, 2020. The interest rate is determined based on monthly LIBOR rate plus 1.25% and the interest is repaid on monthly basis.

The following table sets forth the range of interest rates of borrowings as of the dates indicated:

	As of December 31,				As of September 30,
	2020		2021		2022
					(unaudited)
Bank borrowings – fixed rate	4.35	%-5.00%	2.80	%-4.80%	2.90	%-4.30%
Bank borrowings – floating rate	1.41	%-2.68%	1.35	%-1.92%	1.72	%-5.04%
Corporate borrowings – fixed rate	0.50	%-0.78%	0.78%		NA

As of December 31, 2022, we had unutilized borrowings of RMB2,381 million.

Convertible promissory note payable

In October 2015, in connection with the acquisition of Gem Alliance Limited, we issued a convertible promissory note to Ping An Overseas Holdings, a subsidiary of Ping An Group, in an aggregate principal amount of US$1,953.8 million. On the same date, Ping An Overseas Holdings agreed to transfer US$937.8 million of the principal amount of the convertible promissory note and all rights, benefits and interests attached thereunder to An Ke Technology. The notes bear interest paid semi-annually at the rate of 0.7375% per annum. In December 2022, we, Ping An Overseas Holdings and An Ke Technology entered into an amendment and supplemental agreement to amend the terms of the Ping An Convertible Promissory Notes, pursuant to which we agreed to redeem 50% of the outstanding principal amount of the Ping An Convertible Promissory Notes from Ping An Overseas Holdings and An Ke Technology, and the parties agreed to extend the maturity date and the commencement date of the conversion period of the Ping An Convertible Promissory Notes. As a result, each of the Ping An Convertible Promissory Notes bears interest from the date of issuance, unless otherwise agreed, at the rate of 0.7375% per annum of the principal amount of each of the Ping An Convertible Promissory Notes outstanding from time to time, which will be payable by us semi-annually until the eleventh anniversary of the issuance date of the Ping An Convertible Promissory Notes. The Ping An Convertible Promissory Notes can be converted into the Shares at any time from April 30, 2026 until the date which is five business days before (and excluding) October 8, 2026, at an initial conversion price of US$14.8869 per ordinary share subject to certain adjustments as set forth in each of the Ping An Convertible Promissory Notes. Unless converted or purchased and canceled prior to the maturity date, the Company will redeem the remaining 50% outstanding principal amount of the Ping An Convertible Promissory Notes together with accrued interests on the maturity date.

As of December 31, 2022, the outstanding principal amount of the Ping An Convertible Promissory Notes amounted to RMB6,803.7 million.

FINANCIAL INFORMATION

Optionally convertible promissory notes

On June 30, 2020, we issued US$1,362 million total principal amount of optionally convertible promissory notes to certain shareholders in exchange for the Class C ordinary shares that they held. The optionally convertible promissory notes, all of which remain outstanding, have a coupon rate of 6% and can be converted into an aggregate of 38,493,660 ordinary shares, without giving effect to any anti-dilutive adjustments, at any time up to September 29, 2023.

As of December 31, 2022, the outstanding principal amount of the optionally convertible promissory notes amounted to RMB8,062.4 million.

CONTINGENT LIABILITIES

Save as disclosed in the subsection headed “Off-balance Sheet Arrangements,” we did not have any material contingent liabilities as of December 31, 2020 and 2021, September 30, 2022 and December 31, 2022.

Except as otherwise disclosed above, we did not have any material mortgages, charges, debentures, loan capital, debt securities, loans, bank overdrafts or other similar indebtedness, finance lease or hire purchase commitments, liabilities under acceptances (other than normal trade bills), acceptance credits, which are either guaranteed, unguaranteed, secured or unsecured, or guarantees or other contingent liabilities as of September 30, 2022. Since September 30, 2022 and up to the Latest Practicable Date, there had not been any material adverse change to our indebtedness.

Our loan agreements contain standard terms and conditions that are customary for commercial bank loans in China. Our Directors confirm that, as of the Latest Practicable Date, there was no material covenant on any of our outstanding debt and there was no breach of any material covenants during the Track Record Period and up to the Latest Practicable Date. Our Directors further confirm that our Group did not experience any difficulty in obtaining bank loans and other borrowings, default in payment of bank loans and other borrowings during the Track Record Period and up to the Latest Practicable Date.

CAPITAL EXPENDITURES

Our capital expenditures were RMB206 million, RMB153 million (US$22.5 million) and RMB83 million (US$12.2 million) for 2020, 2021 and the nine months ended September 30, 2022. These capital expenditures primarily comprised expenditures for the purchase of property and equipment and other long-term assets. We intend to fund our future capital expenditures with our existing cash balance, and anticipated cash flows from operations. We will continue to make well-planned capital expenditures to meet the expected growth of our business.

FINANCIAL INFORMATION

OFF–BALANCE SHEET ARRANGEMENTS

Third-party credit enhancement providers provide the majority of the financing guarantees for the loans we enable, while we provide the remainder. The following table sets forth the balance of our remaining commitment as at each balance sheet date under the financing guarantee contracts for which we do not consolidate the underlying loans.

	As of December 31,			As of September 30,
	2020	2021		2022
	(RMB)	(RMB)	(US$)	(RMB)	(US$)
	(in millions)
				(unaudited)
Financing guarantee commitments	20,969	64,731	9,533	74,348	10,950

Aside from the above, we have not entered into any financing guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. We do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations as of December 31, 2021:

	Total		Less than 1 year		1–3 years		3–5 years		More than 5 years
	(RMB)	(US$)	(RMB)	(US$)	(RMB)	(US$)	(RMB)	(US$)	(RMB)	(US$)
	(in millions)
Non-cancellable leases	837	123	494	73	334	49	9	1	—	—

Non-cancellable leases represent leases for office premises.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2021.

HOLDING COMPANY STRUCTURE

Lufax Holding Ltd is a holding company with no material operations of its own. We conduct our operations in China primarily through our subsidiaries, the consolidated affiliated entities and their subsidiaries in China. As a result, although other means are available for us to obtain financing at the holding company level, Lufax Holding Ltd’s ability to pay dividends to its shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and on technical and consulting service fees paid by the consolidated affiliated entities in China. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and consolidated affiliated entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our subsidiaries and consolidated affiliated entities may allocate a portion of their after-tax profits based on PRC accounting standards to discretionary surplus funds at their discretion. Some of our subsidiaries are also required to set aside risk reserve funds. The statutory reserve funds and the discretionary surplus funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Some of our PRC subsidiaries will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds or general risk reserves.

FINANCIAL INFORMATION

MATERIAL RELATED PARTY TRANSACTIONS

Ping An Group is a major related party of ours. We have maintained a strategic and mutually beneficial relationship with Ping An Group. We cooperate with Ping An Group in various areas, including primarily our license of certain trademarks from Ping An Insurance to us, our lease of properties from Ping An Group for office use, and Ping An Group’s provision of deposit services, loan services, wealth management services, derivative products services and interbank services to us. See note 44 to the Accountant’s Report set forth in Appendix I to this document for details.

Going forward, we will continue to engage in various types of transactions with Ping An Group, a related party and also a connected person. See “Connected Transactions” for further details about the arrangements with Ping An Group.

Our Directors believe that the related party transactions were carried out on an arm’s length basis and will not distort our results during the Track Record Period or make such results not reflective of our future performance.

FINANCIAL RISK DISCLOSURE

Foreign Exchange Risk

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the RMB and other currencies in which we conduct business may affect our financial position and results of operations. The foreign currency risk we have assumed mainly comes from movements in the USD/RMB exchange rate.

We and our major overseas intermediate holding companies’ functional currency is USD. We are mainly exposed to foreign exchange risk arising from our cash and cash equivalents and loans to subsidiaries denominated in RMB. We have entered into spot-forward USD/RMB currency swaps to manage our exposure to foreign currency risk arising from loans to subsidiaries denominated in RMB.

Our subsidiaries are mainly operating in mainland China with most of the transactions settled in RMB. We consider that our business in mainland China is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of these subsidiaries denominated in the currencies other than RMB.

FINANCIAL INFORMATION

See note 4.1.1(a) to the Accountant’s Report in Appendix I to this document for the foreign exchange rate risk to which we are exposed.

Interest Rate Risk

Interest rate risk is the risk that the fair value/future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Interest on floating rate instruments is repriced at intervals of less than one year. Interest on fixed interest rate instruments is priced at inception of the financial instruments and is fixed until maturity. Floating rate instruments expose us to cash flow interest rate risk, whereas fixed rate instruments expose us to fair value interest risk. Our interest rate risk mainly arises from fixed rate instruments including cash at bank, accounts and other receivables and contract assets, loans to customers, and accounts and other payables and contract liabilities. Our interest rate risk policy requires us to manage interest rate risk by managing the maturities of interest-bearing financial assets and interest-bearing financial liabilities. See note 4.1.1(b) to the Accountant’s Report in Appendix I to this document for the interest rate risk to which we are exposed.

Credit Risk

Credit risks refer to the risk of losses incurred by the inabilities of debtors or counterparties to fulfill their contractual obligations or by the adverse changes in their credit conditions. We are exposed to credit risks primarily associated with our deposit arrangements with commercial banks, financial assets at fair value through profit or loss, accounts and other receivables, and loans to customers. We use a variety of controls to identify, measure, monitor and report credit risk.

See note 4.1.2 to the Accountant’s Report in Appendix I to this document for the credit risk to which we are exposed.

Liquidity risk

Liquidity risk is the risk of not having access to sufficient funds or being unable to liquidate a position in a timely manner at a reasonable price to meet our obligations as they become due. We aim to maintain sufficient cash at bank and marketable securities. Due to the dynamic nature of the underlying businesses, we maintain flexibility in funding by maintaining adequate cash at bank.

See note 4.1.3 to the Accountant’s Report in Appendix I to this document for the liquidity risk to which we are exposed.

DIVIDENDS

On November 8, 2021, our board of directors approved an annual cash dividend policy. For the year ended December 31, 2021, we paid a cash dividend of US$0.68 per ordinary share (US$0.34 per ADS) to holders of our ordinary shares at market close on the record date, which was April 8, 2022.

FINANCIAL INFORMATION

On August 4, 2022, our board of directors approved a semi-annual cash dividend policy to replace our existing annual dividend policy. Under the semi-annual dividend policy, starting from the second half of 2022, we will declare and distribute a recurring cash dividend semi-annually, at an amount equivalent to approximately 20%-40% of our net profit in the previous six-month period, or as otherwise authorized by the board of directors. The determination to make dividend distributions and the exact amount of such distributions in any particular semi-annual period will be based upon our operations and earnings, cash flow, financial condition, and other relevant factors, and subject to adjustment and determination by our board of directors.

For the six months ended June 30, 2022, we paid a cash dividend of US$0.34 per ordinary share (US$0.17 per ADS) under the semi-annual cash dividend policy to holders of our ordinary shares at market close on the record date, which was October 13, 2022.

We are a holding company incorporated as an exempted company in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

When we declare and pay dividends, we pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, when declared and paid, are also paid in U.S. dollars.

DISTRIBUTABLE RESERVES

As of September 30, 2022, the Company had distributable reserves amounting to RMB87,075.3 million available for distribution to our Shareholders, which is represented by the aggregate of share premium of RMB25,857.7 million and retained earnings of RMB61,217.6 million available for distribution after considering the accumulated statutory surplus reserve made by each of the Company’s subsidiaries and the Consolidated Affiliated Entities incorporated in the PRC. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

LISTING EXPENSE

The total amount of expenses relating to the Listing is estimated to be [REDACTED]. The entire amount is expected to be charged to our consolidated statements of comprehensive income. The listing expenses above are the latest practicable estimate and are for reference only. The actual amount may differ from this estimate.

[REDACTED]

FINANCIAL INFORMATION

[REDACTED]

NO MATERIAL ADVERSE CHANGE

After performing sufficient due diligence work which our Directors consider appropriate and after due and careful consideration, the Directors confirm that, up to the date of this document, except as disclosed elsewhere in this document, there has been no material adverse change in our financial or trading position or prospects since September 30, 2022, which is the end date of the periods reported on in the Accountant’s Report included in Appendix I to this document, and there is no event since September 30, 2022 that would materially affect the information as set out in the and the Accountant’s Report included in Appendix I to this document.

FINANCIAL INFORMATION

DISCLOSURE UNDER RULES 13.13 TO 13.19 OF THE LISTING RULES

Our Directors confirm that as of the Latest Practicable Date, there was no circumstance that would give rise to a disclosure requirement under Rules 13.13 to 13.19 of the Listing Rules.

RELATIONSHIP WITH THE CONTROLLING SHAREHOLDERS

The following section sets forth updated and supplemental information in the Listing Application relating to our relationship with the controlling shareholders.

OUR CONTROLLING SHAREHOLDERS

As at the Latest Practicable Date, Ping An Insurance, through An Ke Technology, and Ping An Overseas Holdings indirectly held 285,000,000 and 189,905,000 Shares, respectively, representing in aggregate approximately 41.4% of the total issued and outstanding share capital of the Company (without taking into account any Shares that may be issued under the Share Incentive Plans or upon conversion of any outstanding Convertible Promissory Notes). An Ke Technology is a wholly-owned subsidiary of Ping An Financial Technology, which is wholly owned by Ping An Insurance. Ping An Overseas Holdings is a direct wholly-owned subsidiary of Ping An Insurance. Accordingly, Ping An Insurance, Ping An Financial Technology, Ping An Overseas Holdings and An Ke Technology are a group of Controlling Shareholders of the Company for the purpose of the Listing Rules.

OUR RELATIONSHIP WITH PING AN GROUP

Principal businesses of Ping An Group

Ping An Insurance is a joint-stock limited company incorporated in the PRC with limited liability and its shares have been listed on the Main Board of the Stock Exchange since 2004, and on the Shanghai Stock Exchange since 2007.

Ping An Group is a leading retail financial services group in the PRC, which principally engages in the following businesses:

•	Insurance: the insurance business of Ping An Group consists of: (i) life and health insurance business; and (ii) property and casualty insurance business.

•

Banking: the banking business of Ping An Group is conducted through Ping An Bank, a national joint-stock commercial bank headquartered in Shenzhen, the PRC, and listed on the Shenzhen Stock Exchange. It provides corporate, retail and government clients with multiple banking and financial services through outlets and branches across the PRC.

•	Asset management: the asset management business of Ping An Group consists of trust business, securities business and other asset management business.

In addition, the technology business of the Ping An ecosystem provides various financial and daily-life services through internet platforms, conducted through: (i) OneConnect, a technology-as-a-service provider and listed on the NYSE and Hong Kong Stock Exchange; (ii) Ping An Healthcare and Technology Company Limited, a leading online healthcare services platform in the PRC and listed on the Hong Kong Stock Exchange; (iii) Autohome Inc., a leading online automotive services platform in the PRC and listed on the NYSE and Hong Kong Stock Exchange; and (iv) the Company, the principal business of which is set out below in this document.

RELATIONSHIP WITH THE CONTROLLING SHAREHOLDERS

Our principal business

We offer tailor-made financing products to SBOs and other high-quality borrowers to address their large unmet needs. See the section headed “Business” for details of our business.

Delineation of our businesses from those of Ping An Group

We believe that our principal business does not, and is not likely to, compete with the businesses of Ping An Insurance for the following reasons:

(a)

There is a clear delineation between our business and the retail and corporate banking business of Ping An Group. Ping An Insurance conducts its retail and corporate banking business through its subsidiary, Ping An Bank. Ping An Bank, as a traditional financial institution, typically provides loans to borrowers with longer operating history and significant collateral. By contrast, we primarily focus on providing credit enablement services to high-quality borrowers with a focus on SBOs and to a lesser degree on certain salaried worker customers who generally find it hard to obtain larger ticket size loans without collateral. As such, we capture customers who are not targeted by Ping An Bank’s retail and corporate banking services. Furthermore, we optimize the use of our own capital and our credit exposure by engaging with third-party funding partners and credit enhancement providers in our business model. The loans that we enabled in our retail credit and enablement business are primarily funded by third-party funding sources and the credit risks are mostly borne by the credit enhancement providers. Unlike us, Ping An Bank’s model is built on traditional full service banking model, where both funding and credit risk are mostly borne by its own balance sheets. In light of the above, we believe that our business and Ping An Bank’s retail and corporate banking business are clearly delineated in terms of target customers, as well as business model.

(b)

We benefit from the Ping An ecosystem and have established mutually beneficial business cooperation relationship with Ping An Group. Ping An Group has applied innovative technologies to various ecosystems covering, among others, financial services, healthcare and auto services. Among the financial services ecosystem, our business is clearly delineated from OneConnect’s business in terms of business model, nature of products and services offered and target customers. OneConnect operates on a business-to-business model while the Group operates on a business-to-consumer model. OneConnect provides technology solutions to financial institutions and its services are intended to enable financial institutions to experience digital transformations to help them enhance business operations process. On the other hand, we are a leading financial services enabler for SBOs in China and enable SBO and retail borrowers by connecting them with institutional partners and making the borrowing process faster, simpler and more intuitive to effectively address their financing needs.

In light of the above, we believe that there is a clear delineation between the business of the various ecosystems of Ping An Group and our business.

RELATIONSHIP WITH THE CONTROLLING SHAREHOLDERS

INDEPENDENCE FROM CONTROLLING SHAREHOLDERS

Having considered the following factors, the Directors are satisfied that we are capable of carrying on our business independently from the Controlling Shareholders and their respective close associates after Listing.

Management Independence

Our business is managed and conducted by the Board and senior management. Upon Listing, the Board will consist of nine Directors comprising two executive Directors, three non-executive Directors and four independent non-executive Directors. For more information, please see the section headed “Directors and Senior Management.”

The Directors consider that the Board and senior management will function independently of the Controlling Shareholders because:

(a)

none of our executive Directors or senior management holds any directorship or management position in Ping An Insurance and/or its close associates. Our three non-executive Directors and one independent non-executive Director hold directorship or management position in Ping An Insurance and/or its close associates. Our three non-executive directors, Mr. Guangheng JI, Ms. Xin FU and Mr. Yuqiang HUANG, serve as the senior vice president, the chief operating officer and the vice president of risk management department of Ping An Insurance, respectively. Mr. Rusheng YANG, our independent non-executive Director serves as an independent director of Ping An Bank, a subsidiary of Ping An Insurance. Mr. Guangheng JI, Ms. Xin FU, Mr. Yuqiang HUANG and Mr. Rusheng YANG are not involved in the day-to-day management and operations of our business. See the section headed “Directors and Senior Management” for further information on their roles;

(b)

the Directors are aware of their fiduciary duties as a director which require, among others, that they act for the benefit and in the interest of the Company and do not allow any conflict between their duties as a Director and their personal interests;

(c)

our daily management and operations are carried out by our senior management team, all of whom have substantial experience in the industry in which the Company is engaged, and will therefore be able to make business decisions that are in the best interests of the Group;

(d)	although one of our four independent non-executive Directors also serve as an independent directors of Ping An Bank, he is not involved in the day to day management of Ping An Bank;

(e)

in the event that there is a potential conflict of interest arising out of any transaction to be entered into between the Group and any Director or his/her associates, the interested Director is required to declare the nature of such interest before voting at the relevant Board meeting; and

RELATIONSHIP WITH THE CONTROLLING SHAREHOLDERS

(f)	we have adopted other corporate governance measures to manage conflicts of interest, if any, between the Group and the Controlling Shareholders, as detailed in “—Corporate Governance Measures.”

Based on the above, the Directors believe that our business is managed independently of the Controlling Shareholders.

Operational Independence

The Group is not operationally dependent on the Controlling Shareholders. We have obtained our own qualification, licenses and permits necessary to carry out our business and are not dependent on the Controlling Shareholders. We have sufficient capital, facilities, equipment and employees to operate our business independently from the Controlling Shareholders. We also have independent access to customers, suppliers, business partners, investors and have sufficient capital, facilities, employees and an independent management team to operate our business.

In addition, we have established our internal organizational and management structure which includes shareholders’ meetings, the Board and other committees, and formulated the terms of reference of these bodies in accordance with the requirements of the applicable laws and regulations, the Listing Rules and the Articles of Association, so as to establish a regulated and effective corporate governance structure with independent departments, each with specific areas of responsibilities.

During the Track Record Period and up to the Latest Practicable Date, we have entered into certain connected transactions with Ping An Insurance and its certain subsidiaries and associates in relation to leasing of properties, provision of certain services and products, purchasing of certain services and products, and offering of financial services. The connected transactions were entered into in the ordinary course of business on normal commercial terms. See the section headed “Connected Transactions” for further details of and reasons for entering into these transactions. For the years ended December 31, 2020 and 2021 and the nine months ended September 30, 2022, the total income of the Group that was attributable to and generated from Ping An Insurance and its subsidiaries and associates and accounted for 4.1%, 9.0% and 5.5% of our total income, respectively. In addition, for the years ended December 31, 2020 and 2021 and the nine months ended September 30, 2022, the total expenses paid to Ping An Insurance and its subsidiaries and associates by the Group accounted for 12.1%, 10.2% and 6.4% of our total expenses (including credit impairment losses), respectively.

Credit Enhancement Service Offered by Ping An Group

We have established business cooperation with Ping An Group for the offering of credit enhancement service by Ping An Group to the borrowers of loans we enable. Our credit enhancement providers consist of credit insurance companies and guarantee companies. Credit enhancement providers benefit from the same customer referral, risk analytics and loan servicing and collection services as our funding partners. The borrowers of loans we enable can choose to purchase credit enhancement services from any service provider we cooperate with. In the first nine months of 2022, in addition to Ping An Group, we cooperated with six other credit insurance companies to offer credit enhancement service to the borrowers.

RELATIONSHIP WITH THE CONTROLLING SHAREHOLDERS

Notwithstanding the above business cooperation with Ping An Group, the Directors are of the view that we do not and will not significantly rely on Ping An Group for our business operation for the following reasons:

(a)	Complementary Business Nature and Mutually Beneficial Long-term Relationship

We are a leading technology-empowered credit enabler in China. Ping An Group is a leading insurance and financial services group in the PRC with a wide range of financial licenses. The business nature of Ping An Group and us are complementary to each other. In particular, on the one hand, as one of our credit enhancement providers, Ping An Group enables us to offer a broader range of credit enhancement services as a Fintech business; and on the other hand, Ping An Group benefits from the sale of credit guarantee insurance through us and our customer referral, risk analytics and loan servicing and collection services.

Further, as part of the Ping An ecosystem we have historically established business cooperation with Ping An Group. Through our long-term business cooperation, Ping An Group has developed a deep understanding of our business model and business needs and is able to provide quality products and services that satisfy our demands.

In view of the above, it is natural for, and in the best interest of, the Company to cooperate with Ping An Group.

(b)	Normal Commercial Terms

The credit guarantee insurance offered by Ping An Group in respect of the loans we enable are on normal commercial terms and comparable with the terms of similar insurance offered by other service providers we cooperate with. Such credit guarantee insurance is provided in favor of the third-party lenders whereby insurance providers will repay the third-party lenders if a loan becomes sufficiently delinquent.

(c)	Our Cooperation with Other Business Partners

Despite our long-term business cooperation with Ping An Group, we are not bound to cooperate with Ping An Group. We are able to enter into similar business cooperation with Independent Third Parties given the sufficient choices of comparable credit enhancement service providers in the market. We have established cooperation with other business partners that are independent of Ping An Insurance and will continue to explore additional partnership opportunities. In the first nine months of 2022, in addition to Ping An Group, we cooperated with six other credit insurance companies to offer credit enhancement service to the borrowers.

In addition, our loan enablement can be done either with or without third-party credit enhancement. Going forward, when and how much credit risk we take on and whether third-party credit enhancement is utilized depend on a dynamic mix of commercial factors, including the pricing of credit enhancement and the willingness of our funding partners to bear risk, as well as regulatory guidelines.

RELATIONSHIP WITH THE CONTROLLING SHAREHOLDERS

Services Provided by Ping An Group to Us

Ping An Group has been and will continue to provide certain services to us, which mainly involve administration and operation support, including transaction settlement services, outsourcing services relating to finance, human resources and customer management matters, technology products and services, health-related products and services, insurance products and services, reward program products and other ancillary services and products. The Directors believe that such arrangements are in the best interest of the Company and the Shareholders. Further, the Directors are of the view such arrangements do not and will not give rise to reliance issue in any material aspect considering the following factors:

(a)

as disclosed above, we make and implement operational decisions independently. The above services provided by Ping An Group are of administrative and supportive nature and do not involve any operational decision or affect our decision-making or business planning;

(b)

we have historically received such services provided by members of Ping An Group and Ping An Group has developed a comprehensive and deep understanding of our administrative and operational needs. It would be more cost-effective for us to obtain such services from Ping An Group rather than maintaining our own headcounts for processing such work or obtaining such services from different service providers;

(c)	we are not bound and will not be bound to obtain such services from Ping An Group; and

(d)

as Ping An Insurance has almost 19-year track record as a listed company with a good record of regulatory compliance, we will benefit from the knowledge and experience of working with Ping An Insurance, and will more rapidly gain an understanding of corporate governance best practices for a company listed on the Stock Exchange. We will closely monitor and supervise the above business arrangements with Ping An Insurance and may consider to engage third-party service providers in the event that such arrangements give rise to material conflict of interest which would have an adverse impact on our corporate governance and operational independence.

Based on the above, the Directors are of the view that the Group is able to operate independently from Ping An Insurance and its close associates.

Financial Independence

We have independent internal control and accounting systems. We also have an independent finance department responsible for discharging the treasury function, which is independent from Controlling Shareholders. We are capable of obtaining financing from third parties, if necessary, without reliance on the Controlling Shareholders. We are registered independently for tax in accordance with applicable laws and we pay tax independently pursuant to applicable PRC tax laws and regulations, rather than on a combined basis with Ping An Insurance or other enterprises under its control.

RELATIONSHIP WITH THE CONTROLLING SHAREHOLDERS

The Group has deposited funds with Ping An Bank, and intends to continue to have deposits with Ping An Bank upon completion of the Listing in our ordinary course of business, which will constitute continuing connected transactions of the Company upon the Listing. See section headed “Connected Transactions—Non-Exempt And Partially Exempt Continuing Connected Transactions—5. Financial Services Framework Agreement” in this document for further details. However, such deposit arrangement is on normal commercial terms and does not affect our financial independence from the Ping An Group.

In October 2015, in connection with our acquisition of the retail credit and enablement business from Ping An Insurance, we issued the Ping An Convertible Promissory Notes. For details of the Ping An Convertible Promissory Notes, see the paragraph headed “History and Corporate Structure—Major Shareholding Changes of the Company and our Principal Subsidiaries—Shareholding changes of the Company—Convertible Promissory Notes Issued to Ping An Overseas Holdings and An Ke Technology” in this document. As of the Latest Practicable Date, (i) the outstanding principal amount of the Ping An Convertible Promissory Notes amounted to RMB6,803.7 million, and (ii) the outstanding principal amount of the interbank loans borrowed by Ping An Consumer Finance (a subsidiary of the Company) from Ping An Bank amounted to RMB800 million. Taking into account that (i) we have a strong financial position and have more than sufficient financial resources to cover the liabilities thereunder. As of September 30, 2022, the Group had total assets of RMB370.7 billion (US$54.6 billion), net assets of RMB95,097 million (US$14,006 million) and cash at bank of RMB45,803 million (US$6,746 million), which are more than sufficient to cover the outstanding principal amount of such loans; (ii) the premature repayment of the Ping An Convertible Promissory Notes by us would involve additional costs, which would not be in the best interests of our shareholders as a whole; (iii) the interbank loans were extended by Ping An Bank to Ping An Consumer Finance in the ordinary course of business on normal commercial terms; (iv) as of September 30, 2022, the outstanding principal amount of the Ping An Convertible Promissory Notes and interbank loans from Ping An Insurance and its subsidiaries in aggregate accounted for 5.3% of the Company’s total liabilities; and (v) we have been able to obtain financings from Independent Third Party commercial banks on normal commercial terms independently, the Directors consider that such loans do not affect our financial independence from the Controlling Shareholders.

Based on the above, the Directors are of the view that our business is financially independent of the Controlling Shareholders and their respective close associates and that the Company is capable of carrying on our business independently of, and does not place undue reliance, on the Controlling Shareholders and their close associates after the Listing.

Disclosure under Rule 8.10 of the Listing Rules

Save as disclosed in this document, we believe that as of the Latest Practicable Date, the Controlling Shareholders did not have any interest in a business, apart from the business of the Group, which competes or is likely to compete, directly or indirectly, with our business that would require disclosure under Rule 8.10 of the Listing Rules.

RELATIONSHIP WITH THE CONTROLLING SHAREHOLDERS

Save as disclosed in this document, none of the Directors was interested in any business apart from our business which competes, or is likely to compete, directly or indirectly, with our business and would otherwise require disclosure under Rule 8.10 of the Listing Rules as of the Latest Practicable Date.

CORPORATE GOVERNANCE MEASURES

We and the Directors are committed to upholding and implementing the highest standards of corporate governance and recognize the importance of protecting the rights and interests of all Shareholders.

Under the Articles of Association, our extraordinary general meetings may be convened on the written requisition of any one or more members holding, as at the date of deposit of the requisition, not less than one-tenth of the voting rights, on a one vote per share basis, in the share capital of the Company. In addition, pursuant to the shareholder communication policy to be adopted by us upon Listing, the Shareholders are encouraged to put governance-related matters to the Directors and to us directly in writing.

We will also adopt the following corporate governance measures to resolve actual or potential conflict of interests between the Group and the Controlling Shareholders:

(a)

where a Shareholders’ meeting is held pursuant to the Listing Rules to consider proposed transactions or arrangements in which the Controlling Shareholders or any of their associates have a material interest, the Controlling Shareholder(s) shall abstain from voting and their votes shall not be counted;

(b)

we have established internal control mechanisms to identify connected transactions, and we will comply with the applicable Listing Rules if we enter into connected transactions with the Controlling Shareholders or any of their associates after Listing;

(c)	where the Directors reasonably request the advice of independent professionals, such as financial advisers, the appointment of such independent professionals will be made at our expense;

(d)

we have appointed Somerley Capital Limited as our compliance adviser to provide advice and guidance to us in respect of compliance with the applicable laws and regulations, as well as the Listing Rules, including various requirements relating to corporate governance; and

(e)

we have established our audit committee, and nomination and remuneration committee with written terms of reference in compliance with the Listing Rules and the Code of Corporate Governance and Corporate Governance Report in Appendix 14 to the Listing Rules.

Based on the above, the Directors believe that sufficient corporate governance measures have been put in place to manage conflicts of interest between the Group and the Controlling Shareholders, and to protect other Shareholders’ interests after the Listing.

CONNECTED TRANSACTIONS

The following section sets forth supplemental information concerning connected transactions pursuant to the Hong Kong Listing Rules.

We will continue to engage in certain transactions with our connected persons upon Listing. These transactions will constitute our continuing connected transactions under Chapter 14A of the Listing Rules.

As our ADSs are listed on the NYSE, we will continue to be subject to and regulated by the regulations of the NYSE and other applicable laws and regulations in the United States so far as our ADSs remain listed on the NYSE. The requirements of the Listing Rules in relation to connected transactions are different from those of the NYSE. In particular, the definition of connected persons under the Listing Rules is different from the definition of related party under the regulations of the NYSE. Therefore, a connected transaction under the Listing Rules may or may not constitute a related party transaction under the regulations of the NYSE, and vice versa.

OUR CONNECTED PERSONS

The table below sets forth the relevant parties with whom we have entered into transactions and who will be regarded as our connected persons under the Listing Rules upon the Listing:

Name	Connected Relationship

Ping An Insurance and its certain subsidiaries and associates	Controlling Shareholder and its certain subsidiaries and associates

Ping An Consumer Finance	Ping An Consumer Finance is an indirect non-wholly-owned subsidiary of the Company and is owned as to 70% and 30% by the Company and Ping An Insurance, respectively. Accordingly, Ping An Consumer Finance is a connected subsidiary of the Company under Rule 14A.16 of the Listing Rules

Puhui Lixin	Puhui Lixin is an indirect non-wholly-owned subsidiary of the Company and is owned as to 60% and 40% by the Company and a consolidated affiliated entity of OneConnect, respectively. As of the Latest Practicable Date, OneConnect was owned as to 30.18% by Ping An Insurance through its subsidiaries thus an associate of Ping An Insurance and our connected person. Accordingly, Puhui Lixin is a connected subsidiary of the Company under Rule 14A.16 of the Listing Rules

CONNECTED TRANSACTIONS

SUMMARY OF CONTINUING CONNECTED TRANSACTIONS

The table below sets forth a summary of our continuing connected transactions:

			Proposed annual cap for the year ending December 31,
			(RMB in millions)
Nature of Transactions	Applicable Listing Rules	Waiver sought	2023	2024	2025
Exempt continuing connected transaction
1. Trademark Licensing Framework Agreement
Royalties to be paid by us to Ping An Insurance	14A.52 and 14A.76	N/A	N/A	N/A	N/A
Non-exempt and partially exempt continuing connected transactions
2. Property Leasing Framework Agreement	14A.34 to 35, 14A.49, 14A.51 to 14A.59 and 14A.71	Announcement	364.5	382.8	401.9
Total value of right-of-use asset relating to the leases with certain subsidiaries and associates of Ping An Insurance entered into by us as lessee
3. Provision of Services and Products Framework Agreement	14A.34 to 36, 14A.46, 14A.49, 14A.51 to 14A.59 and 14A.71	Announcement, circular and independent shareholders’ approval requirements	2,770.3	2,748.1	2,737.3
Fees to be paid by certain subsidiaries and associates of Ping An Insurance to us
4. Services and Products Purchasing Framework Agreement	14A.34 to 36, 14A.46 14A.49, 14A.51 to 14A.59 and 14A.71	Announcement, circular and independent shareholders’ approval requirements	3,462.4	3,966.2	4,537.8
Fees to be paid by us to certain subsidiaries and associates of Ping An Insurance
5. Financial Services Framework Agreement	14A.34 to 36, 14A.46, 14A.49, 14A.51 to 14A.59 and 14A.71	Announcement, circular and independent shareholders’ approval requirements

CONNECTED TRANSACTIONS

			Proposed annual cap for the year ending December 31,
			(RMB in millions)
Nature of Transactions	Applicable Listing Rules	Waiver sought	2023	2024	2025
Deposit Services			Maximum daily balance of the principal amount of deposits to be placed by us with certain subsidiaries of Ping An Insurance
			11,000.0	15,000.0	12,000.0
			Interest income to be received by us from certain subsidiaries of Ping An Insurance
			165.0	225.0	180.0
Debt Financing Services			Maximum daily balance of outstanding principal amount of debt financing to be provided by us to certain subsidiaries of Ping An Insurance
			4,600.0	4,000.0	3,000.0
			Income to be received by us from certain subsidiaries of Ping An Insurance for debt financing
			281.0	244.0	183.0
Wealth Management Services			Maximum daily balance of total investment products and services to be purchased by us from certain subsidiaries of Ping An Insurance
			24,000.0	27,000.0	29,000.0
			Investment income to be received by us
			1,176.0	1,316.0	1,506.0
Derivative Products Services			Maximum outstanding notional amount in respect of foreign exchange and interest rate derivative products to be purchased by us from certain subsidiaries of Ping An Insurance
			22,000.0	18,000.0	18,000.0

CONNECTED TRANSACTIONS

			Proposed annual cap for the year ending December 31,
			(RMB in millions)
Nature of Transactions	Applicable Listing Rules	Waiver sought	2023	2024	2025
Interbank Services			Maximum daily balance of interbank deposits to be placed by us with certain subsidiaries of Ping An Insurance
			10,000.0	15,000.0	15,000.0
			Interest income to be received by us from certain subsidiaries of Ping An Bank for the interbank deposits
			66.3	102.7	130.6
			Maximum daily balance of interbank placements by certain subsidiaries of Ping An Insurance with us
			1,500.0	2,500.0	3,500.0
			Interest to be paid by us on the interbank placements to certain subsidiaries of Ping An Insurance
			67.5	112.5	157.5
6. 2023 Services Purchasing Agreement	14A.34 to 36, 14A.46, 14A.49, 14A.51 to 14A.59 and 14A.71	Announcement, circular, and independent shareholders’ approval	39.2	N/A	N/A
Fees to be paid by us to Ping An Insurance
7. Ping An Consumer Finance Collaboration Agreement	14A.34 to 36, 14A.46, 14A.49, 14A.51 to 14A.59 and 14A.71	Announcement, circular, and independent shareholders’ approval
Shareholder Deposit Services			Maximum daily balance of principal amount of deposits to be placed by us with Ping An Consumer Finance
			9,500.0	9,500.0	9,500.0

CONNECTED TRANSACTIONS

			Proposed annual cap for the year ending December 31,
			(RMB in millions)
Nature of Transactions	Applicable Listing Rules	Waiver sought	2023	2024	2025
			Interest income to be received by us from Ping An Consumer Finance
			332.5	332.5	332.5
General Services			Fees to be paid by Ping An Consumer Finance to us
			774.4	956.0	1,176.8
Guarantee Services			Maximum monthly average balance of principal amount guaranteed by us for the clients of Ping An Consumer Finance
			8,245.0	11,160.0	14,968.0
			Guarantee service fees to be received by us from Ping An Consumer Finance
			424.5	559.4	749.3
8. Puhui Lixin Collaboration Agreement	14A.34 to 36, 14A.46, 14A.49, 14A.51 to 14A.59 and 14A.71	Announcement, circular, and independent shareholders’ approval
Purchasing of Debt Collection Services			Fees to be paid by us to Puhui Lixin
			0.9	1.0	1.1
Cash Management Services			Maximum daily balance of the cash to be managed by us for Puhui Lixin
			250.0	250.0	250.0
			Cash management income to be paid by us to Puhui Lixin
			4.0	4.0	4.0
Loan Services			Maximum daily balance of loans granted by us to Puhui Lixin
			938.0	908.0	123.8

CONNECTED TRANSACTIONS

			Proposed annual cap for the year ending December 31,
			(RMB in millions)
Nature of Transactions	Applicable Listing Rules	Waiver sought	2023	2024	2025
			Interest income to be received by us from Puhui Lixin
			56.0	55.0	74.0
General Services			Fees to be paid by Puhui Lixin to us
			0.8	1.0	1.1
9. Contractual Arrangements	14A.34 to 36, 14A.46, 14A.49, 14A.51 to 14A.59 and 14A.71	Announcement, circular, independent shareholders’ approval, terms not exceeding three years and annual cap requirements	N/A

EXEMPT CONTINUING CONNECTED TRANSACTION

1.	Trademark Licensing Agreement

Principal terms

On February 25, 2020, Ping An Puhui Enterprises Management, being our wholly-owned subsidiary, entered into a trademark licensing agreement with Ping An Insurance (the “Trademark Licensing Agreement”), pursuant to which Ping An Insurance shall grant to Ping An Puhui Enterprises Management non-exclusive licenses for the use of certain trademarks that are registered in the PRC and owned by Ping An Insurance on a royalty-free basis. The trademarks could be sub-licensed by Ping An Puhui Enterprises Management to its branches and certain other members of the Group. The initial term of the Trademark Licensing Agreement commenced on February 25, 2020 and will end on December 31, 2030. The Group has been using the licensed trademarks within the scope specified in the Trademark Licensing Agreement.

Pursuant to Rule 14A.52 of the Listing Rules, the period for the agreement for the continuing connected transactions must not exceed three years, except in cases where the nature of the transaction requires the agreement to be of a duration longer than three years. The Trademark Licensing Agreement was entered into on normal commercial terms or better and the licensed trademarks under the Trademark Licensing Agreement are necessary for our business operations and a longer duration of the agreement will avoid any unnecessary business interruption and help ensure the long-term development and continuity of our business. The Joint Sponsors agree with the Company’s reasons for requiring a longer term for the Trademark Licensing Agreement, and are of the view that entering into such agreement with a duration of over three years is in line with normal business practice.

CONNECTED TRANSACTIONS

Reasons for the transaction

We have been using the licensed trademarks under the Trademark Licensing Agreement for several years and we consider that the usage of such trademarks will enable us to leverage on the popularity and reputation of Ping An Group. Therefore, it is in the best interests of the Company and the Shareholders to continue to use the relevant trademarks upon Listing.

Historical amounts

There was no historical amount for the Trademark Licensing Agreement for each of the two years ended December 31, 2021 and the nine months ended September 30, 2022.

Listing Rules implications

As the license to use the licensed trademarks under the Trademark Licensing Agreement does not involve any licensing fees, the transactions under the Trademark Licensing Agreement constitute de minimis transactions and are fully exempt from the annual reporting, announcement, independent Shareholders’ approval and annual review requirements under Chapter 14A of the Listing Rules.

NON-EXEMPT AND PARTIALLY EXEMPT CONTINUING CONNECTED TRANSACTIONS

We entered into the following transactions during our ordinary and usual course of business which will constitute continuing connected transactions under the Listing Rules and will be subject to the annual review, reporting, announcement, circular and independent shareholders’ approval requirements (as may be applicable) under Chapter 14A of the Listing Rules.

2.	Property Leasing Framework Agreement

Principal terms

On [●], 2023, we entered into a property leasing framework agreement with certain subsidiaries of Ping An Insurance (the “Property Leasing Framework Agreement”), pursuant to which we will lease properties from such subsidiaries of Ping An Insurance for office use. Separate agreements will be entered into between the relevant parties setting out the specific terms and conditions (including property rents, payment methods and other usage fees) in respect of the relevant leased property based on the principles, and within the parameters provided, under the Property Leasing Framework Agreement. The initial term of the Property Leasing Framework Agreement will commence on the Listing Date and end on December 31, 2025, subject to renewal upon mutual consent by the parties.

CONNECTED TRANSACTIONS

Reasons for the transaction

We have historically leased certain properties from certain subsidiaries of Ping An Insurance as our offices. Such subsidiaries of Ping An Insurance have a better understanding of our property requirements in relation to office premises as compared to Independent Third Parties. We believe that leasing properties from such subsidiaries of Ping An Insurance can facilitate our business cooperation with them because of the proximity to each other. In addition, relocating our offices to other premises will cause unnecessary disruptions to our normal business operation and incur unnecessary costs. We consider that the terms of the Property Leasing Framework Agreement are consistent with normal commercial terms which can safeguard our entitlement to long-term property rights, therefore allowing us to achieve long-term development and continuity of our business operations.

Pricing policies

The rents payable by us during the term of the lease will be determined on normal commercial terms after arm’s length negotiations between the relevant parties, and the rents shall be in line with or no higher than the prevailing market rates of properties of comparable size and quality situated in the same location provided by Independent Third Parties. We will make inquiries on and survey the rents asked by Independent Third Parties for office spaces of comparable size and quality situated in the same location, in order to assess the prevailing market rates for comparison to ensure that the rents payable by us are on normal commercial terms and are fair and reasonable and in the interest of the Company and the Shareholders as a whole.

Historical amounts

The total property rents incurred by us to such subsidiaries of Ping An Insurance in respect of property leasing services for each of the years ended December 31, 2020, 2021 and for the nine months ended September 30, 2022 were RMB140.3 million, RMB140.6 million and RMB95.1 million. The total property rent incurred by us had decreased in 2022 since the total area leased by us from such subsidiaries of Ping An Insurance had been reduced since 2022 primarily due to the surrender of some of the offices leased from Ping An Insurance’s subsidiaries as result of the consolidation of our businesses.

Annual caps

The aggregate amount of property rent to be paid to certain subsidiaries of Ping An Insurance on an annual basis under the Property Leasing Framework Agreement for the three years ending December 31, 2025 are not expected to exceed RMB141.5 million, RMB148.6 million and RMB156.0 million, respectively.

CONNECTED TRANSACTIONS

Pursuant to IFRS16, the lease of properties by us as lessee under the Property Leasing Framework Agreement will be recognized as both right-of-use assets and an ongoing lease liability payable over the term of the lease. The following table sets forth the proposed annual caps in respect of the Property Leasing Framework Agreement for the three years ending December 31, 2025:

	Proposed Annual Cap for the Year Ending December 31,
	2023	2024	2025
	(RMB in millions)
Total value of right-of-use asset relating to the leases entered into by us as lessee	364.5	382.8	401.9

Basis of caps

The proposed annual caps have been estimated based on the following factors:

(i)	the historical transaction amounts and trend under the existing property leasing arrangements between us and the relevant subsidiaries of Ping An Insurance during the Track Record Period; and

(ii)	the estimated demand for office spaces from the relevant subsidiaries of Ping An Insurance for the three years ending December 31, 2025, which is expected to remain steady.

Listing Rules implications

As the highest applicable percentage ratio of the transactions under the Property Leasing Framework Agreement for each of the three years ending December 31, 2025 calculated for the purpose of Chapter 14A of the Listing Rules is expected to exceed 0.1% but less than 5% on an annual basis, such transactions will, upon Listing, constitute continuing connected transactions under the Listing Rules subject to the annual reporting requirement under Rules 14A.49 and 14A.71 of the Listing Rules and the announcement requirement under Rule 14A.35 of the Listing Rules.

3.	Provision of Services and Products Framework Agreement

Principal terms

On [●], 2023, we entered into a provision of services and products framework agreement with certain subsidiaries and associates of Ping An Insurance (the “Provision of Services and Products Framework Agreement”), pursuant to which we will provide the following services to such subsidiaries and associates of Ping An Insurance: (i) database products and services, (ii) marketing and referral services, (iii) account management and pledge registration services, and (iv) other ancillary services and products. Such subsidiaries and associates of Ping An Insurance will pay service fees to us in respect of the provision of such services and products. The precise scope of services, service fees calculation, payment terms and other details of the services arrangement will be agreed between the relevant parties separately based on the principles, and within the parameters provided, under the Provision of Services and Products Framework Agreement.

CONNECTED TRANSACTIONS

The initial term of the Provision of Services and Products Framework Agreement will commence on the Listing Date and end on December 31, 2025. Subject to compliance with Listing Rules and applicable laws and regulations, the Provision of Services and Products Framework Agreement may be renewed upon mutual consent by the parties.

Reasons for the transaction

The provision of services and products to certain subsidiaries and associates of Ping An Insurance would benefit us for the following reasons:

•

in light of the leading position that Ping An Insurance enjoys in the PRC financial services industry, it is natural and in our best interests to cooperate with Ping An Insurance and its subsidiaries and associates. In addition, given that Ping An Insurance and its subsidiaries and associates have accumulated a large customer base over the years in the financial services industry, we could further increase our customer base through cooperation with them, who may refer our products and services to their customers;

•	as both parties enjoy respective advantages in different business fields, our collaboration will bring synergy into full play and share development achievements; and

•	the Company’s income may also be further increased based on the commercial terms and pricing basis determined based on market principles.

Pricing policies

For each type of our services and products, the services and products fees to be paid to us will be determined on the basis of arm’s length negotiations between the relevant parties taking into account various commercial factors such as the nature of the services/products, the frequency for us to provide such services and the estimated transaction amount. As for services we offer to our connected persons only, our service fees will be determined on a cost-plus basis, whereby the profit margin shall be in line with prevailing market rates with reference to the assessment to be made by an independent professional consultancy firm. Further, to ensure that the terms of supplying services and products to the relevant subsidiaries and associates of Ping An Insurance are fair and reasonable, we will consider a set of factors, including the historical prices of the relevant services and products offered by us and the prevailing market rates applicable to such services and products. We will also ensure the prices of our services and products offered to them shall not be lower than those offered by us to Independent Third Parties under similar terms.

CONNECTED TRANSACTIONS

Historical amounts

The following table sets forth the historical transaction amounts paid by certain subsidiaries and associates of Ping An Insurance to us:

	Historical amount for the year ended December 31,		Historical amount for the nine months ended September 30,
	2020	2021	2022
	(RMB in millions)
Transaction amount paid by certain subsidiaries and associates of Ping An Insurance to us	1,878.1	4,983.2	2,193.6

Annual caps

The following table sets forth the proposed annual caps for the fees payable by certain subsidiaries and associates of Ping An Insurance to us under the Provision of Services and Products Framework Agreement:

	Proposed Annual Cap for the Year Ending December 31,
	2023	2024	2025
	(RMB in millions)
Fees to be paid by certain subsidiaries and associates of Ping An Insurance to us	2,770.3	2,748.1	2,737.3

Basis of caps

The proposed annual caps have been estimated based on the following factors:

(i)

the historical transaction amounts under the existing business cooperation and services provision arrangements between us, the relevant subsidiaries and associates of Ping An Insurance during the Track Record Period and the expected demand for our products and services from the relevant subsidiaries and associates of Ping An Insurance;

(ii)

the expected increase of demand for our database products and services, and marketing and referral services from the relevant subsidiaries and associates of Ping An Insurance, which is in line with the trend of increase in the historical transaction amounts during the Track Record Period; and

(iii)	the expected decrease in the transaction amount in respect of our provision of account management services to a subsidiary of Ping An Insurance.

Listing Rules implications

As the highest applicable percentage ratio of the transactions under the Provision of Services and Products Framework Agreement for each of the three years ending December 31, 2025 calculated for the purpose of Chapter 14A of the Listing Rules is expected to exceed 5% on an annual basis, such transactions will, upon Listing, constitute continuing connected transactions under the Listing Rules subject to the annual reporting requirement under Rules 14A.49 and 14A.71 of the Listing Rules, the announcement requirement under Rule 14A.35 of the Listing Rules, and the independent shareholders’ approval requirement under Rule 14A.36 of the Listing Rules.

CONNECTED TRANSACTIONS

4.	Services and Products Purchasing Framework Agreement

Principal terms

On [●], 2023, we entered into a services and products purchasing framework agreement with certain subsidiaries and associates of Ping An Insurance (the “Services and Products Purchasing Framework Agreement”), pursuant to which certain subsidiaries and associates of Ping An Insurance will provide the following services to us: (i) transaction settlement services, (ii) outsourcing services relating to finance, human resources and customer management matters, (iii) technology products and services, (iv) health-related products and services, (v) insurance products and services, (vi) reward program products, and (vii) other ancillary services and products. We will, in return, pay service fees to the relevant subsidiaries and associates of Ping An Insurance. The precise scope of services, service fees calculation, payment terms and other details of the services arrangement will be agreed between the relevant parties separately based on the principles, and within the parameters provided, under the Services and Products Purchasing Framework Agreement.

The initial term of the Services and Products Purchasing Framework Agreement will commence on the Listing Date and end on December 31, 2025. Subject to compliance with Listing Rules and applicable laws and regulations, the Services and Products Purchasing Framework Agreement may be renewed upon mutual consent by the parties.

Reasons for the transaction

Since our establishment, we have been purchasing a variety of services from certain subsidiaries and associates of Ping An Insurance to satisfy our business and operational needs. Owing to the complementary and mutually beneficial business relationship, the relevant subsidiaries and associates of Ping An Insurance have acquired a comprehensive understanding of our business and operational requirements and established a solid foundation for mutual trust to foster our continuing cooperation. Based on our previous purchasing experience with such subsidiaries and associates of Ping An Insurance, the relevant subsidiaries and associates of Ping An Insurance are capable of satisfying our business needs efficiently and reliably with a stable supply of high quality services and products, and entering into the Services and Products Purchasing Agreement would minimize disruption to our operation without incurring unnecessary costs. In addition, it would be more cost-effective for the Company to outsource procedural and commoditized work to the relevant subsidiaries and associates of Ping An Insurance, instead of maintaining its own headcounts for processing such work.

Pricing policies

The services and products fees to be paid by us to the relevant subsidiaries and associates of Ping An Insurance under the Services and Products Purchasing Framework Agreement will be determined either (i) through bidding procedures according to our internal rules and procedures, whereby we will compare the fee rates offered by Independent Third Parties as well as assessing our business needs and the relevant qualifications/experience of the bidders in providing such services before determining the service fee rate for the transactions under the Services and Products Purchasing Framework Agreement; or (ii) if no tendering and bidding process is required under our internal rules, through arm’s length negotiations between the relevant parties taking into account factors such as nature, transaction amount and term of the services and products, and shall be in line with fees offered by such subsidiaries and associates of Ping An Insurance to their respective Independent Third Parties for similar services and products. In addition, for certain standardized products and services offered by the relevant subsidiaries and associates of Ping An Insurance, fees payable by us are based on our actual usage of the relevant product or services and the market rates of such products and services. For outsourcing services relating to finance, human resources and customer management matters and technology services offered to us, the service fees payable are determined on a cost-plus basis, whereby the profit margin shall be in line with prevailing market rates to be assessed by an independent professional consultancy firm.

CONNECTED TRANSACTIONS

Historical amounts

The following table sets forth the historical amount of transaction amounts paid by us to the relevant subsidiaries and associates of Ping An Insurance:

	Historical amount for the year ended December 31,		Historical amount for the nine months ended September 30,
	2020	2021	2022
	(RMB in millions)
Transaction amount paid by us to certain subsidiaries and associates of Ping An Insurance	3,527.2	3,751.9	2,511.7

Annual caps

The following table sets forth the proposed annual caps for the fees payable by us to the relevant subsidiaries and associates of Ping An Insurance under the Services and Products Purchasing Framework Agreement:

	Proposed Annual Cap for the Year Ending December 31,
	2023	2024	2025
	(RMB in millions)
Fees paid by us to the relevant subsidiaries and associates of Ping An Insurance	3,462.4	3,966.2	4,537.8

Basis of caps

The proposed annual caps have been estimated based on the following factors:

(i)

the historical transaction amounts under the existing services and products purchasing arrangements between us, the relevant subsidiaries and associates of Ping An Insurance during the Track Record Period and our expected demand for their products and services;

CONNECTED TRANSACTIONS

(ii)

the expected increase in demand for the transaction settlement services and the outsourcing services relating to finance, human resources and customer management matters and technology services from the relevant subsidiaries and associates of Ping An Insurance taking into account the expected development and growth in our business and operational scale; and

(iii)	the expected increase in our needs for the insurance services from the relevant subsidiaries and associates of Ping An Insurance in supporting the continual development of our business operation.

Listing Rules implications

As the highest applicable percentage ratio of the transactions under the Services and Products Purchasing Framework Agreement for each of the three years ending December 31, 2025 calculated for the purpose of Chapter 14A of the Listing Rules is expected to exceed 5% on an annual basis, such transactions will, upon Listing, constitute continuing connected transactions under the Listing Rules subject to the annual reporting requirement under Rules 14A.49 and 14A.71 of the Listing Rules, the announcement requirement under Rule 14A.35 of the Listing Rules, and the independent shareholders’ approval requirement under Rule 14A.36 of the Listing Rules.

5.	Financial Services Framework Agreement

Principal terms

On [●], 2023, we entered into a financial services framework agreement with certain subsidiaries of Ping An Insurance (the “Financial Services Framework Agreement”), pursuant to which we will engage in certain financial services-related transactions, including deposit services, debt financing services, wealth management services, derivative products services, and/or interbank services, with certain subsidiaries of Ping An Insurance. For the deposit services, we will deposit cash with certain subsidiaries of Ping An Insurance (including Ping An Bank which is a licensed bank), including cash generated from our daily business operations and cash generated from our financing activities. In return, the relevant subsidiaries of Ping An Insurance will pay deposit interests to us. We will also provide debt financing to certain subsidiaries of Ping An Insurance, and receive income in return. We will subscribe various investment products issued or managed by certain subsidiaries of Ping An Insurance, and receive investment income in return. We will also purchase foreign exchange and interest rate derivatives products from certain subsidiaries of Ping An Insurance. In respect of the interbank services, we will engage in interbank deposit services and interbank placements services with certain subsidiaries of Ping An Insurance.

The initial term of the Financial Services Framework Agreement will commence on the Listing Date and end on December 31, 2025. Subject to compliance with Listing Rules and applicable laws and regulations, the Financial Services Framework Agreement may be renewed upon mutual consent of both parties.

CONNECTED TRANSACTIONS

Reasons for the transaction

Given that certain subsidiaries and associates of Ping An Insurance have built reputable and long-established financial service, insurance and banking businesses in the PRC, it would be most cost-efficient for us to leverage their core business strength by engaging them for the financial services under the Financial Services Framework Agreement. Furthermore, as they have been providing various financial services to us during the Track Record Period, they have developed a deep understanding of our capital structure, business operations, funding needs and cash flow patterns, which enables them to provide us with expedient and efficient services. Taking into account our previous experience with the relevant subsidiaries and associates of Ping An Insurance under the existing financial services arrangements, the relevant subsidiaries and associates of Ping An Insurance are well-positioned in providing us with quality financial services to satisfy our financial needs.

Pricing policies

Deposit services

Interest rates for the bank deposits placed by us with certain subsidiaries of Ping An Insurance will not be lower than: (i) the interest rate published by the PBOC for deposits of a similar type for the same period; (ii) the interest rate offered for deposits of a similar type for the same period placed with Independent Third Parties, which we shall obtain and compare with by conducting public inquiries through the market; or (iii) the interest rate for deposits of a similar type for the same period offered by independent commercial banks to us.

Debt financing services

Return rates for the debt financing provided to certain subsidiaries of Ping An Insurance by us will not be less favorable to us than: (i) the interest rate for loans of a similar type for the same period imposed by us on Independent Third Parties; or (ii) the interest rate imposed on certain subsidiaries of Ping An Insurance by Independent Third Parties for loans of a similar type for the same period.

Wealth management services

The determination and calculation method of the investment income rates in respect of the investment products and services to be purchased from the relevant subsidiaries of Ping An Insurance will be the same as those offered by them to other purchasers of such investment products and services (including their respective Independent Third Party purchasers), which we shall obtain and compare with by conducting public inquiries through the market. We will also seek offers for comparable investment products and services from independent banks or financial institutions for comparison to ensure the applicable investment income rates offered by such subsidiaries of Ping An Insurance would be comparable to, or no less favorable to us than the average investment income rates offered by independent banks or financial institutions for comparable investment products and services.

CONNECTED TRANSACTIONS

Derivative products services

The terms of the derivative products offered by certain subsidiaries of Ping An Insurance will be the same as those offered by it to other purchasers of such derivative products (including its Independent Third Party purchasers). We will also conduct comparisons with market data to ensure that the terms offered by certain subsidiaries of Ping An Insurance are fair and reasonable.

Interbank services

Interest rates for the interbank deposits and placements shall be no less favorable to us than: (i) the interest rate published by the PBOC for similar interbank services for the same period (if applicable); or (ii) the interest rate imposed or payable by us for similar interbank services with independent commercial banks for the same period.

Historical amounts

In respect of the deposit service provided by certain subsidiaries of Ping An Insurance to us, the maximum daily balance of the principal amount of deposits placed by us with them was RMB15.3 billion, RMB6.3 billion and RMB9.97 billion, and the interest income from them was RMB102.4 million, RMB216.3 million and RMB107.2 million, for each of the years ended December 31, 2020, 2021 and the nine months ended September 30, 2022, respectively.

In respect of the debt financing provided to certain subsidiaries of Ping An Insurance by us, the maximum daily balance of outstanding principal amount of debt financing provided to certain subsidiaries of Ping An Insurance by us was RMB13.1 billion, RMB7.94 billion and RMB4.55 billion, and the income to be received by us from certain subsidiaries of Ping An Insurance for debt financing was RMB256.7 million, RMB505.2 million and RMB106.2 million, for each of the years ended December 31, 2020, 2021 and the nine months ended September 30, 2022, respectively.

In respect of the wealth management services provided by the relevant subsidiaries of Ping An Insurance to us, the maximum daily balance of wealth management products purchased by us was RMB29.2 billion, RMB28.6 billion and RMB23.6 billion, and the investment income received by us from the relevant subsidiaries of Ping An Insurance was RMB734.2 million, RMB1,364.7 million and RMB508.4 million, for each of the years ended December 31, 2020, 2021 and the nine months ended September 30, 2022, respectively.

In respect of the derivative products provided by certain subsidiaries of Ping An Insurance, net gain/(loss) on derivatives was RMB(547.6 million), RMB560.2 million and RMB652.2 million, for each of the years ended December 31, 2020, 2021 and the nine months ended September 30, 2022, respectively. We recorded both derivative financial assets and derivative financial liabilities during the Track Record Period. Derivative financial assets were nil, RMB38.4 million and RMB664.8 million as of December 31, 2020, 2021 and September 30, 2022, respectively. Derivative financial liabilities were RMB547.6 million, RMB25.8 million and nil as of December 31, 2020, 2021 and September 30, 2022, respectively. The maximum outstanding notional amount in respect of derivative products purchased by us with them was RMB18.1 billion, RMB17.1 billion and RMB17.8 billion, for each of the years ended December 31, 2020, 2021 and the nine months ended September 30, 2022, respectively.

CONNECTED TRANSACTIONS

In respect of the interbank services provided by certain subsidiaries of Ping An Insurance, the maximum daily balance of interbank deposits placed by us with them was RMB5.01 billion, RMB3.39 billion and RMB6.84 billion, and the interest income received by us from them was RMB45.3 million, RMB30.9 million and RMB65.6 million, for each of the years ended December 31, 2020, 2021 and the nine months ended September 30, 2022, respectively. During the Track Record Period, there was no interbank placement from any subsidiaries of Ping An Insurance with us.

Annual caps

The following table sets forth the proposed annual caps for the maximum transaction amounts/balance of different financial services that we received from, or provided to, the relevant subsidiaries of Ping An Insurance under the Financial Services Framework Agreement:

	Proposed Annual Cap for the Year Ending December 31,
	2023	2024	2025
	(RMB in millions)
Deposit Services
Maximum daily balance of the principal amount of deposits to be placed by us with certain subsidiaries of Ping An Insurance	11,000.0	15,000.0	12,000.0
Interest income to be received by us from the relevant subsidiaries of Ping An Insurance	165.0	225.0	180.0
Debt Financing Services
Maximum daily balance of outstanding principal amount of debt financing to be provided by us to certain subsidiaries of Ping An Insurance	4,600.0	4,000.0	3,000.0
Income to be received by us from the relevant subsidiaries of Ping An Insurance for debt financing	281.0	244.0	183.0
Wealth Management Services
Maximum daily balance of total of investment products and services to be purchased by us from the relevant subsidiaries of Ping An Insurance	24,000.0	27,000.0	29,000.0
Investment income to be received by us from the relevant subsidiaries of Ping An Insurance	1,176.0	1,316.0	1,506.0
Derivative Products Services
Maximum outstanding notional amount in respect of foreign exchange and interest rate derivative products to be purchased by us from certain subsidiaries of Ping An Insurance	22,000.0	18,000.0	18,000.0
Interbank Services
Maximum daily balance of interbank deposits to be placed by us with certain subsidiaries of Ping An Insurance	10,000.0	15,000.0	15,000.0
Interest income to be received by us from the relevant subsidiaries of Ping An Insurance for the interbank deposits	66.3	102.7	130.6
Maximum daily balance of interbank placements by certain subsidiaries of Ping An Insurance with us	1,500.0	2,500.0	3,500.0
Interest to be paid by us on the interbank placements to the relevant subsidiaries of Ping An Insurance	67.5	112.5	157.5

CONNECTED TRANSACTIONS

Basis of caps

Deposit services—maximum daily balance of the principal amount of deposits to be placed by us with certain subsidiaries of Ping An Insurance

The proposed annual caps of the maximum daily balance of the principal amount of deposits to be placed by us with certain subsidiaries of Ping An Insurance have been estimated based on the following factors:

(i)	the historical amounts under the existing deposit service arrangements during the Track Record Period; and

(ii)	the current and expected future cash flow position of the Company in light of our estimated scale and growth of business operation and demand for deposit services in the future.

Deposit services—interest income to be received by us from the relevant subsidiaries of Ping An Insurance

The proposed annual caps for the interest income to be received by us from the relevant subsidiaries of Ping An Insurance are determined based on the expected prevailing market interest rates on our expected outstanding deposit amount.

Debt financing services—maximum daily balance of outstanding principal amount of debt financing to be provided by us to certain subsidiaries of Ping An Insurance

The above proposed annual caps for the maximum daily balance of outstanding principal amount of debt financing provided by us to certain subsidiaries of Ping An Insurance are determined with reference to the historical amounts under the existing debt financing arrangements with certain subsidiaries of Ping An Insurance during the Track Record Period and the current and expected future amount of our available funds, taking into account our future treasury and investment policies, working capital and liquidity needs, as well as our provision of debt financing to certain subsidiaries of Ping An Insurance to generate income.

CONNECTED TRANSACTIONS

Debt financing services—income to be received by us from the relevant subsidiaries of Ping An Insurance for debt financing

The above proposed annual caps for the income to be received by us from the relevant subsidiaries of Ping An Insurance are determined based on the expected prevailing market return rate applicable to debt financing. Our decisions on the provision of such debt financing are based on risk and return analysis under our treasury and investment policies.

Wealth management services—maximum daily balance of total of investment products and services to be purchased by us from certain subsidiaries of Ping An Insurance

The above proposed annual caps for the maximum daily balance of total of investment products and services to be purchased by us from the relevant subsidiaries of Ping An Insurance are determined with reference to the historical amounts under the existing wealth management services arrangements and the current and future expected amount of available funds of the Company, taking into account our future financial policy, working capital and liquidity needs, as well as our investment in wealth management products to generate investment income.

Wealth management services—investment income to be received by us from the relevant subsidiaries of Ping An Insurance

The above proposed annual caps for the investment income to be received by us from the relevant subsidiaries of Ping An Insurance are determined based on the expected prevailing market return rate applicable to wealth management services provided by them. Our decisions on the investment products of the relevant subsidiaries of Ping An Insurance are based on risk and return analysis under our treasury and investment policies, as well as an analysis of suitable and comparable products available in the market.

Derivative products services—maximum outstanding notional amount in respect of foreign exchange and interest rate derivative products to be purchased by us from certain subsidiaries of Ping An Insurance

The above proposed annual caps for the maximum outstanding notional amount in respect of foreign exchange and interest rate derivative products to be purchased by us from certain subsidiaries of Ping An Insurance are determined based on the historical transaction amounts under the existing derivative products purchase arrangements, and our anticipated foreign exchange and interest rate risk exposure and hedging needs with regard to the expected volume of our business transactions.

Interbank services—maximum daily balance of the interbank deposits to be placed by us with certain subsidiaries of Ping An Insurance

The proposed annual caps of the maximum daily balance of the interbank deposits to be placed by us with certain subsidiaries of Ping An Insurance have been estimated based on the following factors:

(i)	the historical amounts under the existing interbank deposit service arrangements during the Track Record Period; and

CONNECTED TRANSACTIONS

(ii)	the current and expected future cash flow position of the Company in light of our estimated scale and growth of business operation and demand for interbank deposit services in the future.

Interbank services—interest income to be received by us from the relevant subsidiaries of Ping An Insurance for the interbank deposits

The proposed annual caps for the interest income to be received by us from the relevant subsidiaries of Ping An Insurance are determined based on the expected prevailing market interest rates on our expected outstanding interbank deposit amount.

Interbank services—maximum daily balance of the interbank placements by certain subsidiaries of Ping An Insurance with us

The above proposed annual caps for the maximum daily balance of the interbank placements by certain subsidiaries of Ping An Insurance with us are determined with reference to the current and expected future interbank placements arrangements.

Interbank services—Interest to be paid by us to the relevant subsidiaries of Ping An Insurance

The above proposed annual caps for the interbank placement interest to be paid by us to the relevant subsidiaries of Ping An Insurance are determined based on the expected interbank placement amount to be utilized by us taking into account our expected cash flow requirements and the expected prevailing market interest rates.

Listing Rules implications

As the highest applicable percentage ratio of the transactions under the Financial Services Framework Agreement for each of the three years ending December 31, 2025 calculated for the purpose of Chapter 14A of the Listing Rules is expected to exceed 5% on an annual basis, such transactions will, upon Listing, constitute continuing connected transactions under the Listing Rules subject to the annual reporting requirement under Rules 14A.49 and 14A.71 of the Listing Rules, the announcement requirement under Rule 14A.35 of the Listing Rules, and the independent shareholders’ approval requirement under Rule 14A.36 of the Listing Rules.

6.	2023 Services Purchasing Agreement

Principal terms

Ping An Puhui Enterprises Management, being our wholly-owned subsidiary, entered into a services purchasing agreement with Ping An Insurance on December 30, 2022 (the “2023 Services Purchasing Agreement”), pursuant to which Ping An Insurance will provide certain services to Ping An Puhui Enterprises Management, including financial consulting services, administrative services, legal and risk management services, and human resources consulting services. The term of the 2023 Services Purchasing Agreement commenced on December 30, 2022 and will end on December 31, 2023. The estimated service fees payable by us to Ping An Insurance under the 2023 Services Purchasing Agreement amount to RMB39.16 million, subject to the actual services provided. Such service fees will be payable by us to Ping An Insurance on a quarterly basis.

Reasons for the transaction

Since our establishment, we have been purchasing a variety of services from Ping An Insurance to satisfy our business and operational needs. Owing to the complementary and mutually beneficial business relationship, Ping An Insurance has acquired a comprehensive understanding of our business and operational requirements and established a solid foundation for mutual trust to foster our continuing cooperation. Based on our previous purchasing experience with Ping An Insurance, Ping An Insurance is capable of satisfying our business needs efficiently and reliably with a stable supply of high quality services and products, and entering into the 2023 Services Purchasing Agreement would minimize disruption to our operation without incurring unnecessary costs. In addition, it would be more cost-effective for the Company to outsource procedural and commoditized work to Ping An Insurance, instead of maintaining its own headcounts for processing such work.

CONNECTED TRANSACTIONS

Pricing policies

The service fees payable under the 2023 Services Purchasing Agreement is determined on a cost-plus basis, representing estimated costs plus a mark-up rate of approximately 5%.

Historical amounts

The historical transaction amounts paid by Ping An Puhui Enterprises Management to Ping An Insurance in respect of the above purchase of services for each of the years ended December 31, 2020, 2021 and the nine months ended September 30, 2022 were RMB45.0 million, RMB42.7 million and RMB25.2 million, respectively.

Annual cap and basis of cap

The annual cap of the service fees payable by us under the 2023 Services Purchasing Agreement for the year ending December 31, 2023 will be RMB39.2 million. The annual cap is determined based on the historical transaction amounts under the existing services and products purchasing arrangements between Ping An Puhui Enterprises Management and Ping An Insurance during the Track Record Period and our expected demand for their products and services taking into account the expected development and growth in our business and operational scale.

Listing Rules implications

In respect of the transactions under the 2023 Services Purchasing Agreement when aggregated with the transactions under the Services and Products Purchasing Agreement and the Puhui Lixin Collaboration Agreement as detailed below, as the highest applicable percentage ratio for the year ending December 31, 2023 calculated for the purpose of Chapter 14A of the Hong Kong Listing Rules is expected to exceed 5% on an annual basis, such transactions will, upon Listing, constitute continuing connected transactions of our Company subject to the annual reporting requirement under Rules 14A.49 and 14A.71 of the Hong Kong Listing Rules, the announcement requirement under Rule 14A.35 of the Hong Kong Listing Rules and the independent Shareholders’ approval requirement under Rule 14A.36 of the Hong Kong Listing Rules.

CONNECTED TRANSACTIONS

7.	Ping An Consumer Finance Collaboration Agreement

Principal terms

We entered into a collaboration agreement with Ping An Consumer Finance on [●], 2023 (the “Ping An Consumer Finance Collaboration Agreement”), pursuant to which Ping An Consumer Finance will provide shareholder deposit services to its shareholder, being us, and we will provide certain services to Ping An Consumer Finance (and/or its subsidiaries (if any)), including (i) labor outsourcing services, (ii) credit information consulting services, (iii) technology services, (iv) other ancillary services (together with labor outsourcing services, credit information consulting services and technology services, collectively the “General Services”), and (v) guarantee services. For the shareholder deposit services, we will deposit cash into our accounts at Ping An Consumer Finance which is a licensed financial institution, including cash generated from our daily business operations and cash generated from our financing activities. In return, Ping An Consumer Finance will pay deposit interests to us. For the General Services, Ping An Consumer Finance will pay service fees to us in respect of the provision of such services. For the guarantee service, we will guarantee the repayment of the loans extended by Ping An Consumer Finance to its clients and, in return, Ping An Consumer Finance will pay guarantee service fees to us. The precise scope of services, service fees calculation, payment terms and other details of the services arrangement will be agreed between the relevant parties separately based on the principles, and within the parameters provided, under the Ping An Consumer Finance Collaboration Agreement.

The initial term of the Ping An Consumer Finance Collaboration Agreement will commence on the Listing Date and end on December 31, 2025. Subject to compliance with Listing Rules and applicable laws and regulations, the Ping An Consumer Finance Collaboration Agreement may be renewed upon mutual consent by the parties.

Reasons for the transaction

Being a member of the Group, Ping An Consumer Finance possesses a more comprehensive understanding of our demand for shareholder deposit services and has a faster communication channel with us compared with other Independent Third Party service providers. Likewise, we possess a more comprehensive understanding of Ping An Consumer Finance’s business and operational requirements and well understand its sophisticated standards on the General Services and guarantee services required in its daily operation. Furthermore, the business of Ping An Consumer Finance, being a subsidiary of the Company, is fully integrated with the business of the Group. As such, we believe that entering into the Ping An Consumer Finance Collaboration Agreement with Ping An Consumer Finance would be most cost-effective to the Group and would also facilitate mutually beneficial cooperations between both parties.

CONNECTED TRANSACTIONS

Pricing policies

Shareholder deposit services

Interest rates for the shareholder deposits placed by us with Ping An Consumer Finance will not be lower than: (i) the interest rate published by the PBOC for deposits of a similar type for the same period; (ii) the interest rate offered for deposits of a similar type for the same period placed with Independent Third Parties, which we shall obtain and compare with by conducting public inquiries through the market; or (iii) the interest rate for deposits of a similar type for the same period offered by independent commercial banks to us.

General Services and guarantee services

For each type of our services, the service fees to be paid to us will be determined on the basis of a reasonable transfer pricing method after arm’s length negotiations between the relevant parties taking into consideration various commercial factors such as the nature of the services, the frequency for us to provide such services/products, the transaction amount. When there is no market comparable to or available market quotation for services we offer to Ping An Consumer Finance, our service fees will be determined on a cost-plus basis with a reasonable profit margin. When there is a market comparable to services we offer to Ping An Consumer Finance, our service fees shall be within the range of the prevailing market rates applicable to such services. We will also ensure that the terms of supplying services to Ping An Consumer Finance are fair and reasonable.

Historical amounts

In respect of the shareholder deposit services provided by Ping An Consumer Finance to us, the maximum daily balance of the principal amount of deposits placed by us with them was nil, RMB3 billion and RMB7 billion, and the interest income from Ping An Consumer Finance was nil, RMB34.3 million and RMB153.3 million, for each of the years ended December 31, 2020, 2021 and the nine months ended September 30, 2022, respectively.

In respect of the General Services provided by us to Ping An Consumer Finance, the transaction amount paid by Ping An Consumer Finance to us was RMB131.0 million, RMB187.7 million and RMB370.9 million for each of the years ended December 31, 2020, 2021 and the nine months ended September 30, 2022, respectively.

In respect of the guarantee services provided by us for Ping An Consumer Finance, the monthly average balance of the principal amount guaranteed by us for the clients of Ping An Consumer Finance as of December 31, 2020 and 2021 and September 30, 2022 was RMB357.0 million, RMB1,937.0 million and RMB5,742.0 million, respectively, and the guarantee service fees received by us from them for each of the years ended December 31, 2020, 2021 and the nine months ended September 30, 2022 was RMB7.7 million, RMB53.6 million and RMB190.9 million, respectively.

CONNECTED TRANSACTIONS

Annual caps

The following table sets forth the proposed annual caps for the maximum transaction amounts/balance of the shareholder deposit services that we will receive from, and different services that we will provide for Ping An Consumer Finance under the Ping An Consumer Finance Collaboration Agreement:

	Proposed Annual Cap for the Year Ending December 31,
	2023	2024	2025
	(RMB in millions)
Shareholder Deposit Services
Maximum daily balance of principal amount of deposits to be placed by us with Ping An Consumer Finance	9,500.0	9,500.0	9,500.0
Interest income to be received by us from Ping An Consumer Finance	332.5	332.5	332.5

General Services
Fees to be paid by Ping An Consumer Finance to us	774.4	956.0	1,176.8

Guarantee Services
Maximum monthly average balance of principal amount to be guaranteed by us for the clients of Ping An Consumer Finance	8,245.0	11,160.0	14,968.0
Guarantee service fees to be received by us from Ping An Consumer Finance	424.5	559.4	749.3

Basis of caps

Shareholder deposit services—maximum daily balance of principal amount of deposits to be placed by us with Ping An Consumer Finance

The proposed annual caps of the maximum daily balance of principal amount of deposits to be placed by us with Ping An Consumer Finance have been estimated based on the following factors:

(i)	the historical amounts under the existing shareholder deposit service arrangements during the Track Record Period; and

(ii)	the current and expected future cash flow position of the Company in light of our estimated scale and growth of business operation and demand for shareholder deposit services in the future.

Shareholder deposit services—interest income to be received by us from Ping An Consumer Finance

The proposed annual caps for the interest income to be received by us from Ping An Consumer Finance are determined based on the expected prevailing market interest rates on our expected outstanding deposit amount.

CONNECTED TRANSACTIONS

General Services—fees to be paid by Ping An Consumer Finance to us

The proposed annual caps have been estimated based on the following factors:

(i)

the historical transaction amounts and the growth trend under the existing business cooperation and services provision arrangements between us and Ping An Consumer Finance during the Track Record Period; and

(ii)	the expected demand for the General Services from Ping An Consumer Finance taking into account the expected development and growth in the business and operational scale.

Guarantee services—maximum monthly average balance of principal amount to be guaranteed by us for the clients of Ping An Consumer Finance

The above proposed annual caps for the maximum monthly average balance of principal amount guaranteed by us for the clients of Ping An Consumer Finance are determined based on the historical transaction amounts under the existing guarantee service arrangements, and our estimate of the volume of our future business transactions.

Guarantee services—guarantee service fees to be received by us from Ping An Consumer Finance

The above proposed annual caps for the guarantee service fees to be received by us from Ping An Consumer Finance are determined based on the historical transaction amounts under the existing guarantee service arrangements, and our estimate of the volume of our future business transactions.

Listing Rules implications

In respect of the transactions under the Ping An Consumer Finance Collaboration Agreement when aggregated with the same types of transactions under (i) the Provision of Services and Products Framework Agreement, (ii) the Financial Services Framework Agreement and (iii) the Puhui Lixin Collaboration Agreement, as the highest applicable percentage ratio for the year ending December 31, 2023 calculated for the purpose of Chapter 14A of the Hong Kong Listing Rules is expected to exceed 5% on an annual basis, such transactions will, upon Listing, constitute continuing connected transactions of our Company subject to the annual reporting requirement under Rules 14A.49 and 14A.71 of the Hong Kong Listing Rules, the announcement requirement under Rule 14A.35 of the Hong Kong Listing Rules and the independent Shareholders’ approval requirement under Rule 14A.36 of the Hong Kong Listing Rules.

8.	Puhui Lixin Collaboration Agreement

Principal terms

We entered into a collaboration agreement with Puhui Lixin on [●], 2023 (the “Puhui Lixin Collaboration Agreement”), pursuant to which Puhui Lixin will provide debt collection services to us, and we will provide certain services to Puhui Lixin (and/or its subsidiaries (if any)), including (i) cash management services, (ii) loan services, (iii) general services relating to finance, human resources and technology matters (the “General Services”). We will pay services fees to Puhui Lixin in respect of debt collection services. For the provision of the General Services, we will receive services fees from Puhui Lixin. For the cash management services, Puhui Lixin will transfer its cash (including cash generated from its daily business operations) to us for cash management. In return, we will pay cash management income to Puhui Lixin. For the loan services, we will provide loans to Puhui Lixin, and receive interest in return. The precise scope of services, service fees calculation, payment terms and other details of the services arrangement will be agreed between the relevant parties separately based on the principles, and within the parameters provided, under the Puhui Lixin Collaboration Agreement.

CONNECTED TRANSACTIONS

The initial term of the Puhui Lixin Collaboration Agreement will commence on the Listing Date and end on December 31, 2025. Subject to compliance with Listing Rules and applicable laws and regulations, the Puhui Lixin Collaboration Agreement may be renewed upon mutual consent by the parties.

Reasons for the transaction

Being a member of the Group, Puhui Lixin possesses a more comprehensive understanding of our demand for debt collection services and has a faster communication channel with us compared with other Independent Third Party service providers. Likewise, we possess a more comprehensive understanding of Puhui Lixin’s business and operational requirements and well understand its sophisticated standards on the General Services, cash management services and loan services required in its daily operation. Furthermore, the business of Puhui Lixin, being a subsidiary of the Company, is fully integrated with the business of the Group. As such, we believe that entering into the Puhui Lixin Collaboration Agreement with Puhui Lixin would be most cost-effective to the Group and would also facilitate mutually beneficial cooperations between both parties.

Pricing policies

Debt collection services

The services fees to be paid by us to Puhui Lixin in respect of the debt collection services will be determined either (i) through bidding procedures according to our internal rules and procedures, whereby we will compare the fee rates offered by Independent Third Parties as well as assessing our business needs and the relevant qualifications/experience of the bidders in providing such services before determining the service fee rate for the debt collection services; or (ii) if no tendering and bidding process is required under our internal rules, through arm’s length negotiations between the relevant parties taking into account factors such as nature, transaction amount and term of the services, and shall be in line with fees offered by Puhui Lixin to its Independent Third Parties for similar services. In addition, for any standardized services offered by Puhui Lixin to us, fees payable by us are based on our actual usage of such services. If there is no market comparable to the services offered by Puhui Lixin to us, such service fees should be determined on a cost-plus basis, whereby the profit margin shall be assessed by an independent professional consultancy firm.

Cash management services

Return rates for the cash of Puhui Lixin to be managed by us will be within the range of: (i) the Shanghai Interbank Offered Rate for deposits of a similar type for the same period; (ii) the interest rate offered for deposits of a similar type for the same period placed with Independent Third Parties, which we shall obtain and compare with by conducting public inquiries through the market; or (iii) the interest rate for one (1) day call deposit and seven (7) days call deposits offered and the agreed interest rates for deposits by independent commercial banks.

CONNECTED TRANSACTIONS

Loan services

Interest rates for the loans granted to Puhui Lixin by us will not be less favorable to us than: (i) the interest rate published by the PBOC for loans of a similar type for the same period; or (b) the interest rate for loans of a similar type for the same period imposed by us on Independent Third Parties.

General Services

For each type of our services, the services fees to be paid to us will be determined on the basis of arm’s length negotiations between the relevant parties. In particular, for our standardized services, the service fees charged by us will be based on the prevailing market rates applicable to such services taking into consideration various commercial factors such as the nature of the services, the frequency for us to provide such services, the estimated transaction amount and the costs of providing such services. Further, when determining the price for a service, to ensure that the terms of supplying services to the Puhui Lixin are fair and reasonable, we will consider a set of factors, including the historical prices of the relevant services offered by us, transaction volumes, transaction amounts and scale of services, and purchase volumes. We will also ensure the prices of our services offered to them shall not be lower than those offered by us to Independent Third Parties.

Historical amounts

In respect of the debt collection services provided by Puhui Lixin to us, the transaction amount paid by us to Puhui Lixin was RMB2.3 million, RMB1.9 million and RMB0.8 million for each of the years ended December 31, 2020, 2021 and the nine months ended September 30, 2022, respectively.

In respect of the cash management services provided by us to Puhui Lixin, the maximum daily balance of the cash managed by Puhui Lixin with us was RMB246 million, RMB153 million and RMB162 million, and the cash management income paid by us to Puhui Lixin was RMB1.1 million, RMB0.6 million and RMB0.9 million, for each of the years ended December 31, 2020, 2021 and the nine months ended September 30, 2022, respectively.

In respect of the loan services granted to Puhui Lixin by us, the maximum daily balance of loans granted to Puhui Lixin by us was nil, RMB548 million and RMB588 million, and the interest income received by us from Puhui Lixin for such loans was nil, RMB8.1 million and RMB25.1 million, for each of the years ended December 31, 2020, 2021 and the nine months ended September 30, 2022, respectively.

In respect of the General Services provided by us to Puhui Lixin, the transaction amount paid by Puhui Lixin to us was RMB1.6 million, RMB1.0 million and RMB0.4 million for each of the years ended December 31, 2020, 2021 and the nine months ended September 30, 2022, respectively.

CONNECTED TRANSACTIONS

Annual caps

The following table sets forth the proposed annual caps for the transactions under the Puhui Lixin Collaboration Agreement:

	Proposed Annual Cap for the Year Ending December 31,
	2023	2024	2025
	(RMB in millions)
Purchasing of Debt Collection Services
Fees to be paid by us to Puhui Lixin	0.9	1.0	1.1
Cash Management Services
Maximum daily balance of the cash to be managed by us	250.0	250.0	250.0
Cash management income to be paid by us to Puhui Lixin	4.0	4.0	4.0
Loan Services
Maximum daily balance of loans granted by us to Puhui Lixin	938.0	908.0	123.8
Interest income to be received by us from Puhui Lixin	56.0	55.0	74.0
General Services
Fees to be paid by Puhui Lixin to us	0.8	1.0	1.1

Basis of caps

Purchasing of debt collection services—fees to be paid by us to Puhui Lixin

The proposed annual caps have been estimated based on the following factors:

(i)	the historical transaction amounts and the growth trend under the existing business cooperation and services purchasing arrangements between us and Puhui Lixin during the Track Record Period; and

(ii)	our expected demand for the debt collection services from Puhui Lixin taking into account our expected development in our business and operational scale.

Cash management services—maximum daily balance of the cash to be managed by us

The proposed annual caps of the maximum daily balance of the cash to be managed by Puhui Lixin with us have been estimated based on the following factors:

(i)	the historical amounts under the existing cash management services arrangements during the Track Record Period; and

CONNECTED TRANSACTIONS

(ii)	the current and expected future cash flow position of Puhui Lixin in light of its estimated scale and growth of business operation and demand for cash management services in the future.

Cash management services—cash management income to be paid by us to Puhui Lixin

The proposed annual caps for the cash management income to be paid by us to Puhui Lixin are determined based on the expected prevailing market interest rates on the expected amount of cash to be managed by us.

Loan services—maximum daily balance of loans granted by us to Puhui Lixin

The above proposed annual caps for the maximum daily balance of loans granted by us to Puhui Lixin are determined with reference to the historical amounts under the existing loan arrangements with Puhui Lixin during the Track Record Period and the current and expected future amount of our available funds, taking into account our future treasury and investment policies, working capital and liquidity needs, as well as our provision of loans to Puhui Lixin to generate interest income.

Loan services—interest income to be received by us from Puhui Lixin

The above proposed annual caps for the interest income to be received by us from Puhui Lixin are determined based on the expected prevailing market return rate applicable to loans. Our decisions on the provision of such loans are based on risk and return analysis under our treasury and investment policies.

General Services—fees to be paid by Puhui Lixin to us

The proposed annual cap has been estimated based on the following factors:

(i)	the historical transaction amounts and the growth trend under the existing business cooperation and services provision arrangements between us and Puhui Lixin during the Track Record Period; and

(ii)	the expected demand for the General Services from Puhui Lixin taking into account the expected development and growth in the business and operational scale.

Listing Rules implications

In respect of the transactions under the Puhui Lixin Collaboration Agreement when aggregated with the same types of transactions under (i) the Provision of Services and Products Framework Agreement, (ii) the Services and Products Purchasing Framework Agreement, (iii) the Financial Services Framework Agreement, (iv) the 2023 Services Purchasing Agreement, and (v) the Puhui Lixin Collaboration Agreement, as the highest applicable percentage ratio for the year ending December 31, 2023 calculated for the purpose of Chapter 14A of the Hong Kong Listing Rules is expected to exceed 5% on an annual basis, such transactions will, upon Listing, constitute continuing connected transactions of the Company subject to the annual reporting requirement under Rules 14A.49 and 14A.71 of the Hong Kong Listing Rules, the announcement requirement under Rule 14A.35 of the Hong Kong Listing Rules and the independent Shareholders’ approval requirement under Rule 14A.36 of the Hong Kong Listing Rules.

9.	Contractual Arrangements

Background

As disclosed in the section headed “Contractual Arrangements” in this document, due to regulatory restrictions on foreign ownership in the PRC, we conduct certain businesses through the Consolidated Affiliated Entities in the PRC. We do not hold any equity interests in the Consolidated Affiliated Entities. The Contractual Arrangements among the VIEs, the WFOE Entities and their Registered Shareholders, including Ping An Financial Technology, enable us to (i) receive substantially all of the economic benefits from the Consolidated Affiliated Entities in consideration for the services provided by the WFOEs to the VIEs; (ii) exercise effective control over the Consolidated Affiliated Entities through the VIEs; and (iii) hold an exclusive option to purchase all or part of the equity interests and/or assets in the VIEs when and to the extent permitted by PRC laws. See the section headed “Contractual Arrangements” for further details.

CONNECTED TRANSACTIONS

Listing Rules Implications

The transactions contemplated under the Contractual Arrangements constitute continuing connected transactions of the Company under the Listing Rules upon Listing as Ping An Financial Technology is one of the Controlling Shareholders and is therefore a connected person of the Group.

The Directors (including the independent non-executive Directors) are of the view that (i) the Contractual Arrangements and the transactions contemplated therein are fundamental to the Group’s legal structure and business; and (ii) such transactions have been and will be entered into in the ordinary and usual course of business of the Group on normal commercial terms and are fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, notwithstanding that the transactions contemplated under the Contractual Arrangements and any new transactions, contracts and agreements or renewal of existing transactions, contracts and agreements to be entered into, among others, by the Consolidated Affiliated Entities and any member of the Group technically constitute continuing connected transactions under Chapter 14A of the Listing Rules, the Directors consider that, given that the Group is placed in a special situation in relation to the connected transactions rules under the Contractual Arrangements, it would be unduly burdensome and impracticable, and would add unnecessary administrative costs to the Company if such transactions are subject to strict compliance with the requirements under Chapter 14A of the Listing Rules, including, among others, the announcement, circular and independent shareholders’ approval requirements.

WAIVER APPLICATIONS FOR NON-EXEMPT AND PARTIALLY EXEMPT CONTINUING CONNECTED TRANSACTIONS

Non-Exempt and Partially Exempt Continuing Connected Transactions

In respect of the Property Leasing Framework Agreement, since the highest applicable percentage ratios calculated for the purpose of Chapter 14A of the Listing Rules for the three years ending December 31, 2025 are expected to be exceed 0.1% but less than 5% on an annual basis. Accordingly, the transactions contemplated thereunder are subject to the announcement, annual review and reporting requirements under Chapter 14A of the Listing Rules.

In respect of the Provision of Services and Products Framework Agreement, the Services and Products Purchasing Framework Agreement, the Financial Services Framework Agreement, the 2023 Services Purchasing Agreement (when aggregated with the relevant transactions under the Services and Products Purchasing Framework Agreement and the Puhui Lixin Collaboration Agreement), the Ping An Consumer Finance Collaboration Agreement (when aggregated with the relevant transactions under (i) the Provision of Services and Products Framework Agreement, (ii) the Financial Services Framework Agreement, and (iii) the Puhui Lixin Collaboration Agreement) and the Puhui Lixin Collaboration Agreement (when aggregated with the relevant transactions under (i) the Provision of Services and Products Framework Agreement, (ii) the Services and Products Purchasing Framework Agreement, (iii) the Financial Services Framework Agreement, (iv) the 2023 Services Purchasing Agreement, and (v) the Puhui Lixin Collaboration Agreement), since the highest applicable percentage ratios calculated for the purpose of Chapter 14A of the Listing Rules for the three years ending December 31, 2025 are expected to be exceed 5% on an annual basis. Accordingly, the transactions contemplated thereunder are subject to the announcement, circular, independent Shareholders’ approval, annual review and reporting requirements under Chapter 14A of the Listing Rules.

CONNECTED TRANSACTIONS

We have applied to the Stock Exchange for, and the Stock Exchange [has granted] a waiver to us under Rule 14A.105 of the Listing Rules from strict compliance with the announcement, circular and independent Shareholders’ approval requirements (in case applicable) under the Listing Rules in respect of these transactions, provided that the total amount of transactions for each of the three years ending December 31, 2025 will not exceed the relevant proposed annual caps as set out above. The independent non-executive Directors and auditors of the Company will review whether the transactions under the above continuing connected transactions have been entered into pursuant to the principal terms and pricing policies under the relevant agreements as disclosed in this section. The confirmation from our independent non-executive Directors and our auditors will be disclosed annually according to the requirements of the Listing Rules.

Contractual Arrangements

In relation to the Contractual Arrangements, we have applied to the Stock Exchange for, and the Stock Exchange [has granted], a waiver from strict compliance with (i) the announcement, circular and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules pursuant to Rule 14A.105 of the Listing Rules, (ii) the requirement of setting an annual cap for the transactions under the Contractual Arrangements under Rule 14A.53 of the Listing Rules, and (iii) the requirement of limiting the term of the Contractual Arrangements to three years or less under Rule 14A.52 of the Listing Rules, for so long as our Shares are listed on the Stock Exchange subject, however, to the following conditions:

(a)	No change without independent non-executive Directors’ approval

No change to the Contractual Arrangements will be made without the approval of our independent non-executive Directors.

(b)	No change without independent Shareholders’ approval

Save as described in paragraph (d) below, no change to the agreements governing the Contractual Arrangements will be made without the approval of the independent Shareholders. Once the approval of the independent Shareholders has been obtained for any change, no further announcement or approval of the independent Shareholders will be required under Chapter 14A of the Listing Rules unless and until further changes are proposed. The periodic reporting requirement regarding the Contractual Arrangements in the annual reports of the Company (as set out in paragraph (e) below) will however continue to be applicable.

CONNECTED TRANSACTIONS

(c)	Economic benefits and flexibility

The Contractual Arrangements shall continue to enable the Group to receive the economic benefits derived by the Consolidated Affiliated Entities through (i) the Group’s option (if and when so allowed under the applicable PRC laws) to acquire, all or part of the entire equity interests and/or assets in the Consolidated Affiliated Entities for a nominal price or the lowest price as permitted under applicable PRC laws, (ii) the business structure under which the net profit generated by the Consolidated Affiliated Entities is substantially retained by the Group, such that no annual cap shall be set on the amount of service fees payable to the WFOEs by the Consolidated Affiliated Entities under the Exclusive Business Cooperation Agreements, and (iii) the Group’s right to control the management and operation of, as well as, in substance, all of the voting rights of the Consolidated Affiliated Entities.

(d)	Renewal and reproduction

On the basis that the Contractual Arrangements provide an acceptable framework for the relationship between the Company and its subsidiaries in which the Company has shareholding, on the one hand, and the Consolidated Affiliated Entities, on the other hand, such framework may be renewed and/or reproduced without an announcement, circular, or obtaining the approval of the Shareholders (i) upon the expiry of the existing arrangements, (ii) in connection with any changes to the shareholders or directors of, or of their shareholdings in, the Consolidated Affiliated Entities, or (iii) in relation to any existing, new or acquired wholly foreign-owned enterprise or operating company (including branch company) engaging in a business similar or relating to those of the Group.

The directors, chief executives or substantial shareholders of any existing or new wholly foreign owned enterprise or operating company (including branch company) engaging in the same business as that of the Group which the Group may establish will, upon renewal and/or reproduction of the Contractual Arrangements, however be treated as connected persons of the Company and transactions between these connected persons and the Group (other than those under similar contractual arrangements) shall comply with Chapter 14A of the Listing Rules.

This condition is subject to relevant PRC laws, regulations and approvals. Any such renewed or reproduced agreements will be on substantially the same terms and conditions as the existing Contractual Arrangements.

(e)	Ongoing reporting and approvals

We will disclose details relating to the Contractual Arrangements on an ongoing basis as follows:

•	The Contractual Arrangements in place during each financial period will be disclosed in the Company’s annual report in accordance with the relevant provisions of the Listing Rules.

•

Our independent non-executive Directors will review the Contractual Arrangements annually and confirm in the Company’s annual report for the relevant year that (i) the transactions carried out during such year have been entered into in accordance with the relevant provisions of the Contractual Arrangements, (ii) no dividends or other distributions have been made by the Consolidated Affiliated Entities to the holders of its equity interests which are not otherwise subsequently assigned or transferred to the Group, and (iii) any new contracts entered into, renewed or reproduced between the Group and the Consolidated Affiliated Entities during the relevant financial period under paragraph (d) above are fair and reasonable, or advantageous to the Shareholders, so far as the Group is concerned and in the interests of the Company and the Shareholders as a whole.

CONNECTED TRANSACTIONS

•

The Company’s auditor will carry out review procedures annually on the transactions carried out pursuant to the Contractual Arrangements and will provide a letter to the Directors with a copy to the Stock Exchange confirming that the transactions have received the approval of the Directors, have been entered into in accordance with the relevant Contractual Arrangements and that no dividends or other distributions have been made by the Consolidated Affiliated Entities to the holders of its equity interests which are not otherwise subsequently assigned or transferred to the Group.

•

For the purpose of Chapter 14A of the Listing Rules, and in particular the definition of “connected person”, the Consolidated Affiliated Entities will be treated as our subsidiaries, and at the same time, the directors, chief executives or substantial shareholders of the Consolidated Affiliated Entities and their respective associates will be treated as connected persons of the Company (excluding for this purpose, the Consolidated Affiliated Entities), and transactions between these connected persons and the Group (including for this purpose, the Consolidated Affiliated Entities), other than those under the Contractual Arrangements, will be subject to requirements under Chapter 14A of the Listing Rules.

•

The Consolidated Affiliated Entities will undertake that, for so long as our Shares are listed on the Stock Exchange, the Consolidated Affiliated Entities will provide the Group’s management and the Company’s auditor full access to its relevant records for the purpose of the Company’s auditor’s review of the connected transactions.

In the event of any future amendments to the Listing Rules imposing more stringent requirements than those applicable as of the Latest Practicable Date on the continuing connected transactions referred to in this section, we will take immediate steps to ensure compliance with such new requirements within a reasonable time.

DIRECTORS’ CONFIRMATION

The Directors (including independent non-executive Directors) are of the view that (i) the non-exempt and partially exempt continuing connected transactions set out above have been and will be entered into in the ordinary and usual course of business of the Company on normal commercial terms or terms better to us, and are fair and reasonable and in the interests of the Company and the Shareholders as a whole; and (ii) the proposed annual caps for these transactions are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

CONNECTED TRANSACTIONS

JOINT SPONSORS’ CONFIRMATION

The Joint Sponsors are of the view that (i) the non-exempt and partially-exempt continuing connected transactions have been and will be entered into in the Company’s ordinary and usual course of business on normal commercial terms or terms better to the Company, and are fair and reasonable and in the interests of the Company and the Shareholders as a whole; and (ii) the proposed annual caps for these transactions are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

SUBSTANTIAL SHAREHOLDERS

The following section sets forth updated and supplemental information concerning substantial shareholders in the Listing Application.

So far as our Directors are aware as of the Latest Practicable Date, immediately following the completion of the Listing (assuming no changes to our issued and outstanding share capital between the Latest Practicable Date and the Listing), the following persons will been deemed or taken to have interests and/or short positions (as applicable) in the Shares or underlying Shares which would fall to be disclosed to the Company and the Stock Exchange pursuant to the provisions of Divisions 2 and 3 of Part XV of the SFO, or, will be, directly or indirectly, interested in 10% or more of the issued voting rights of the Company or any other member of the Group:

Substantial shareholders of the Company

Name of substantial shareholders	Capacity / Nature of Interest	Number of Shares	Approximate percentage of shareholding in the issued and outstanding Shares following the completion of the Listing

Ping An Insurance(1)(3)	Interest in controlled corporations	474,905,000	[REDACTED]

Tun Kung Company Limited(2)(3)	Beneficial interest	323,829,680	[REDACTED]

Notes:

(1)

Represents 285,000,000 Shares held by An Ke Technology and 189,905,000 Shares held by Ping An Overseas Holdings. An Ke Technology is a wholly owned subsidiary of Ping An Financial Technology which is wholly owned by Ping An Insurance. Ping An Overseas Holdings is a direct wholly-owned subsidiary of Ping An Insurance. Ping An Financial Technology is deemed to be interested in the 285,000,000 Shares held by An Ke Technology. Ping An Insurance is deemed to be interested in the 285,000,000 Shares held by An Ke Technology and 189,905,000 Shares held by Ping An Overseas Holdings.

We issued the Ping An Convertible Promissory Notes in an aggregate principal amount of US$1,953.8 million to Ping An Overseas Holdings and An Ke Technology. As of the Latest Practicable Date, 50% of the outstanding principal amount of the Ping An Convertible Promissory Notes has been redeemed and the remaining 50% outstanding Ping An Convertible Promissory Notes which were not redeemed can be converted, in whole or in part, into the Shares (or the ADSs) at any time from April 30, 2026 until the date which is five business days before (and excluding) October 8, 2026, at an initial conversion price of US$14.8869 per ordinary share subject to certain adjustments as set forth in the terms and conditions of each of the Ping An Convertible Promissory Notes. The Ping An Convertible Promissory Notes can be converted into an aggregate of 72,631,970 ordinary shares, representing approximately 6.3% of the total issued and outstanding Shares as of the Latest Practicable Date. For further details of Ping An Convertible Promissory Notes, see “History and Corporate Structure—Major Shareholding Changes of the Company and Our Principal Subsidiaries—Shareholding changes of the Company—Convertible Promissory Notes Issued to Ping An Overseas Holdings and An Ke Technology.”

(2)

Represents 275,203,430 Shares held by Tun Kung Company Limited, a BVI company, plus, as of January 30, 2023, (i) 33,626,250 Shares which are ordinary shares converted to 67,252,500 ADSs and recorded in and represented by the collateral accounts and the custodial accounts held in the name of Tun Kung Company Limited with Goldman Sachs International pursuant to certain covered call arrangements by and among Tun Kung Company Limited, Goldman Sachs International and Goldman Sachs (Asia) L.L.C. between June and December 2022, and (ii) 15,000,000 Shares which are ordinary shares converted to 30,000,000 ADSs and recorded in and represented by a collateral account held in the name of Tun Kung Company Limited with Morgan Stanley & Co. International plc pursuant to certain variable prepaid share forward arrangements between Tun Kung Company Limited and Morgan Stanley & Co. International plc between April and June 2022. As of December 9, 2022, each of Tongjun Investment Company Limited and Lanbang Investment Company Limited owned 47.2% and 52.8% of the issued and outstanding share capital of Tun Kung Company Limited, respectively. Tongjun Investment Company Limited and Lanbang Investment Company Limited are both British Virgin Islands companies. Each of the two individuals, Mr. Wenwei DOU and Ms. Wenjun WANG, as nominee shareholder, owns 50% of Tongjun Investment Company Limited’s shares. Each of the two individuals, Mr. Xuelian YANG and Mr. Jingkui SHI, owns 50% of Lanbang Investment Company Limited’s shares. Therefore, Tongjun Investment Company Limited, Lanbang Investment Company Limited, Mr. Wenwei DOU, Ms. Wenjun WANG, Mr. Xuelian YANG and Mr. Jingkui SHI are deemed to be interested in the Shares held by Tun Kung Company Limited.

SUBSTANTIAL SHAREHOLDERS

(3)

Each shareholder of Lanbang Investment Company Limited, Mr. Jingkui SHI and Mr. Xuelian YANG, has granted an option to An Ke Technology to purchase up to 100% of his shares in Lanbang Investment Company Limited (“Lanbang Offshore Call Options”). Lanbang Investment Company Limited held 52.8% of the shares of Tun Kung Company Limited, which in turn beneficially owned 28.3% of our Shares. Lanbang Investment Company Limited has also granted an option to An Ke Technology to purchase up to 100% of its shares in Tun Kung Company Limited (“Tun Kung Offshore Call Options”, together with Lanbang Offshore Call Options, the “Offshore Call Options”). Lanbang Investment Company Limited is entitled to its voting and other rights in Tun Kung Company Limited prior to An Ke Technology’s exercise of the Tun Kung Offshore Call Options. See note (2) to the subsection headed “History and Corporate Structure—Our Corporate Structure” for details.

Substantial shareholders of other members of the Group

Member of the Group	Name of substantial shareholders	Nature of interest	Approximate % held by the substantial shareholder

Shenzhen Lufax Enterprise Management	Xinjiang Tongjun Equity Investment Limited Partnership	Beneficial interest	29.55%
	Shanghai Lanbang Investment Limited Liability Company	Beneficial interest	18.29%
Shanghai Xiongguo	Xinjiang Tongjun Equity Investment Limited Partnership	Beneficial interest	29.55%
	Shanghai Lanbang Investment Limited Liability Company	Beneficial interest	18.29%
Ping An Consumer Finance	Ping An Insurance	Beneficial interest	30%
Puhui Lixin	Shanghai OneConnect Financial Technology Co., Ltd.	Beneficial interest	40%

Save as disclosed above, our Directors are not aware of any other person who will, immediately following the completion of the Listing (assuming no changes to our issued and outstanding share capital between the Latest Practicable Date and the Listing), have any interest and/or short positions in the Shares or underlying Shares which would fall to be disclosed to us pursuant to the provisions of Divisions 2 and 3 of Part XV of the SFO, or, will be, directly or indirectly, interested in 10% or more of the issued voting shares of the Company or any other member of the Group. Our Directors are not aware of any arrangement which may at a subsequent date result in a change of control of the Company or any other member of the Group.

DIRECTORS AND SENIOR MANAGEMENT

The following section sets forth updated and supplemental information concerning directors and senior management in the Listing Application.

DIRECTORS

Upon Listing, the Board will consist of nine Directors, comprising two executive Directors, three non-executive Directors and four independent non-executive Directors. The following table provides certain information about the Directors:

Name	Age	Position	Date of joining the Group	Date of appointment as a Director	Roles and responsibilities

Mr. Yong Suk CHO (趙容奭)	51	Executive Director, Chairman of the Board and Chief Executive Officer	October 2007	March 2016	Presiding over the Board, giving strategic advice and formulating development plans of the Group, and responsible for the Group’s day-to-day management

Mr. Gregory Dean GIBB (計葵生)	56	Executive Director and Co-Chief Executive Officer	September 2011	December 2014	Responsible for the Group’s wealth management business and finance, treasury internet technology and investor relations functions

Mr. Guangheng JI (冀光恒)	54	Non-executive Director	April 2020	November 2022	Responsible for providing professional opinion and judgment to the Board

Ms. Xin FU (付欣)	43	Non-executive Director	November 2022	November 2022	Responsible for providing professional opinion and judgment to the Board

DIRECTORS AND SENIOR MANAGEMENT

Name	Age	Position	Date of joining the Group	Date of appointment as a Director	Roles and responsibilities

Mr. Yuqiang HUANG (黃玉強)	41	Non-executive Director	December 2022	December 2022	Responsible for providing professional opinion and judgment to the Board

Mr. Rusheng YANG (楊如生)	54	Independent non-executive Director(1)	July 2020	July 2020	Responsible for providing independent opinion and judgment to the Board

Mr. Weidong LI (李偉東)	54	Independent non-executive Director(1)	April 2018	April 2018	Responsible for providing independent opinion and judgment to the Board

Mr. Xudong ZHANG (張旭東)	57	Independent non-executive Director(1)	April 2018	April 2018	Responsible for providing independent opinion and judgment to the Board

Mr. David Xianglin LI (李祥林)	59	Independent non-executive Director(1)	January 2021	January 2021	Responsible for providing independent opinion and judgment to the Board

Note:

(1)

Mr. Rusheng YANG, Mr. Weidong LI, Mr. Xudong ZHANG and Mr. David Xianglin LI are independent directors under applicable U.S. regulations and are also independent non-executive directors for the purpose of the Listing Rules. We have determined that Mr. Rusheng YANG qualifies as an “audit committee financial expert” under the applicable U.S. regulations and has the appropriate professional accounting or financial management experience.

Executive Directors

Mr. Yong Suk CHO (趙容奭), aged 51, has been the chairman of our board and chief executive officer of the Company since August 2022, and he served as co-chief executive officer of the Company from January 2021 to August 2022 and has been a director of the Company since March 2016. He has been re-designated as an executive Director with effect from the Listing Date. He has also been a director of Ping An Puhui since March 2016. Mr. Cho has extensive experience in the consumer finance industry. Mr. Cho served as the vice president of portfolio management team of Citibank Korea from July 1999 to March 2006, and senior vice president of marketing department of the Hongkong and Shanghai Banking Corporation Limited, Seoul Branch from April 2006 to October 2007. Mr. Cho subsequently joined Ping An Group where he held a number of management positions, including deputy general manager of the business & strategy development division of the credit guarantee insurance business department, assistant to the general manager, deputy general manager and general manager of the credit guarantee insurance business department from October 2007 to February 2015. Mr. Cho obtained his MBA degree from the University of California, Berkeley, Haas School of Business in May 1999.

DIRECTORS AND SENIOR MANAGEMENT

Mr. Gregory Dean GIBB (計葵生), aged 56, has been the co-chief executive officer of the Company since January 2021 and a director of the Company since December 2014, and he served as our chief executive officer from March 2016 to January 2021. He has been re-designated as an executive Director with effect from the Listing Date. He has also been the legal representative of Shanghai Lufax since September 2011. Mr. Gibb has over 20 years of experience serving multinational and domestic companies in the finance and investment industry. Mr. Gibb served various positions at McKinsey & Company from January 1992 to September 2006, including as its director, and subsequently the chief operating officer of Taishin Financial Holding Co., Ltd, a company listed on the Taiwan Stock Exchange (stock code: 2887), from September 2006 to May 2011. After that, Mr. Gibb joined Ping An Insurance and served as the chief innovation officer from May 2011 to April 2013. Mr. Gibb obtained his bachelor of arts degree from Middlebury College in May 1989.

Non-executive Directors

Mr. Guangheng JI (冀光恒), aged 54, has been a director of the Company since November 2022. He has been re-designated as an non-executive Director with effect from the Listing Date. Currently, he has been serving as senior vice president of Ping An Group since March 2022. Mr. Ji served as the chairman of the board of directors of the Company from January 2021 to August 2022 and the co-chairman of the board of directors of the Company from April 2020 to January 2021. Mr. Ji has years of experience in the finance industry. Mr. Ji served as the vice president of Shanghai Pudong Development Bank Co., Ltd., a company listed on the Shanghai Stock Exchange (stock code: 600000), from April 2009 to October 2015, the chairman of the board of Shanghai Rural Commercial Bank Co., Ltd., a company subsequently listed on the Shenzhen Stock Exchange (stock code: 601825), and vice chairman of the board and co-president of Shenzhen Baoneng Investment Group Limited from March 2019 to March 2020. Mr. Ji obtained his bachelor’s degree in economic geography, master’s degree in human geography and Ph.D. degree in regional economics from Peking University in July 1991, July 1994 and July 2009, respectively.

Ms. Xin FU (付欣), aged 43, has been a director of the Company since November 2022. She has been re-designated as an non-executive Director with effect from the Listing Date. Currently, she has been serving as the chief operating officer of Ping An Group since March 2022 and director of the strategic development center of Ping An Group since March 2020. She joined Ping An Group in October 2017 as general manager of its planning department, and served as deputy chief financial officer of Ping An Group between March 2020 and March 2022. Prior to joining Ping An Group, Ms. Fu worked in Roland Berger Enterprise Management (Shanghai) Co., Ltd from August 2015 to October 2017, where she had years of experience in planning and implementing finance and fintech related projects. Ms. Fu has also been serving as a non-executive director of OneConnect Financial Technology Co., Ltd., a company listed on the NYSE (stock code: OCFT) and on the Hong Kong Stock Exchange (stock code: 6638), since November 2022. Ms. Fu obtained a master’s degree in business administration from Shanghai Jiao Tong University in June 2012.

DIRECTORS AND SENIOR MANAGEMENT

Mr. Yuqiang HUANG (黃玉強), aged 41, has been a director of the Company since December 2022. He has been re-designated as an non-executive Director with effect from the Listing Date. Currently, he has been serving as a director of Ping An Leasing International Co., Ltd. since December 2022, a director of Ping An Real Estate Co., Ltd. since December 2022, and the deputy general manager of risk management department of Ping An Group since May 2021. Mr. Huang has over 18 years of experience in risk management of the financial industry. Mr. Huang held various positions at Shenzhen Development Bank (now merged with and renamed as Ping An Bank) from July 2004 to May 2021, including as manager of the economic capital and portfolio management office of the risk management department of the head office from April 2015 to December 2016, manager of the credit risk management office of the risk management department of the head office from December 2016 to September 2018, and deputy general manager and subsequently general manager of the asset monitoring department of the head office from September 2018 to May 2021. Mr. Huang obtained a bachelor’s degree in business management from Nanjing University in June 2004.

Independent Non-executive Directors

Mr. Rusheng YANG (楊如生), aged 54, has been an independent director of the Company since July 2020 and has been re-designated as an independent non-executive Director with effect from the Listing Date. Mr. Yang currently is a partner at Jonten Certified Public Accountants and has also been an independent director of Ping An Bank, a company listed on the Shenzhen Stock Exchange (stock code: 000001), since February 2017, and an independent non-executive director of IPE Group Limited, a company listed on the Hong Kong Stock Exchange (stock code: 929), since June 2017. Mr. Yang has over 20 years of experience in the finance, audit and tax industries. Mr. Yang served as the senior manager at Shenzhen Yongming CPA Co., Ltd. from October 1994 to December 2000, partner at Shenzhen Guangshen Certified Public Accountants Firm from January 2001 to December 2004, managing partner at Shenzhen Youxin Certified Public Accountants Firm from January 2005 to July 2007, managing partner at Wanlong Asia CPA Co., Ltd. from August 2007 to September 2009, partner at Crowe Horwath China Certified Public Accountants Co., Ltd. from October 2009 to September 2013, and partner at Rui Hua Certified Public Accountants from October 2013 to December 2019. Mr. Yang has been a partner at Zhongtianyun Certified Public Accountants (Special General Partnership) since January 2020. Mr. Yang obtained his master’s degree in accounting from Jinan University in June 1993. Mr. Yang is a certified public accountant since January 1995 and is currently a certified tax agent in the PRC.

Mr. Weidong LI (李偉東), aged 54, has been an independent director of the Company since April 2018 and has been re-designated as an independent non-executive Director with effect from the Listing Date. Mr. Li has been an independent director of Shenzhen Yan Tian Port Holdings Co., Ltd., a company listed on the Shenzhen Stock Exchange (stock code: 000088), since June 2022, an independent non-executive director of Ocean Line Port Development Limited, a company listed on the Hong Kong Stock Exchange (stock code: 8502), since June 2018, an independent non-executive director of China Traditional Chinese Medicine Holdings Co. Limited, a company listed on the Hong Kong Stock Exchange (stock code: 00570), since February 2019, and Mr. Li had also been an independent director of Ping An Securities Co., Ltd. from September 2016 to November 2022, an independent director of AVIC Sanxin Co., Ltd. (currently known as Hainan Development Holdings Nanhai Co., Ltd.), a company listed on the Shenzhen Stock Exchange (stock code: 002163), from June 2018 to June 2020, an independent director of Shenzhen MYS Environmental Protection & Technology Co., Ltd., a company listed on the Shenzhen Stock Exchange (stock code: 002303), from September 2013 to November 2019, and an independent director of Netac Technology Co., Ltd., a company listed on the Shenzhen Stock Exchange (stock code: 300042), from February 2014 to February 2017, respectively. Mr. Li has extensive experience in corporate legal affairs. Mr. Li was a lawyer at Jiangsu Jingwei Law Firm (later known as Jiangsu Gaode Law Firm) from February 1994 to March 1997. Mr. Li obtained his bachelor’s degrees in mineral ore geochemistry and economic law from Nanjing University in July 1990 and July 1992, respectively. He obtained his Ph.D. degree in law from the City University of Hong Kong in November 2004. Mr. Li is currently a qualified lawyer in the PRC and a registered foreign lawyer with the Law Society of Hong Kong.

DIRECTORS AND SENIOR MANAGEMENT

Mr. Xudong ZHANG (張旭東), aged 57, has been an independent director of the Company since April 2018 and has been re-designated as an independent non-executive Director with effect from the Listing Date. Mr. Zhang also served as an independent director of Ping An Securities Co., Ltd. from January 2017 to November 2022 and is an independent director of Chifeng Jilong Gold Mining Co., Ltd., a company listed on the Shanghai Stock Exchange (stock code: 600988) since January 2022. Mr. Zhang is currently the chairman of Huakong Tsingjiao Information Science (Beijing) Co., Ltd. Mr. Zhang has extensive experiences in the financial services industry. Mr. Zhang served as a private placement service analyst in New England Financial from October 1990 to June 1994, a vice president in BankBoston, N.A. from July 1994 to September 1996, and a managing director of corporate finance department in Koch Industries, Inc. from September 1996 to July 1998. Mr. Zhang subsequently served as the managing director and head of China structured sales in global markets division of Deutsche Bank AG, Hong Kong Branch from March 2007 to August 2009, and the managing director of the fixed income, currency & commodities divisions of Goldman Sachs (Asia) L.L.C. from September 2009 to December 2012. He was the chairman of Sapinda Asia Pacific Holdings Limited from July 2014 to September 2016. Mr. Zhang obtained his master’s degree in community economic development from Southern New Hampshire University (formerly known as New Hampshire College) in September 1990.

Mr. David Xianglin LI (李祥林), aged 59, has been an independent director of the Company since January 2021 and has been re-designated as an independent non-executive Director with effect from the Listing Date. Mr. Li is currently a clinical professor and co-director (academic) of the master of finance program at the Shanghai Advanced Institute of Finance, and an vice president of Chinese Academy of Financial Research at Shanghai Jiao Tong University and deputy director of the China Academy of Financial Research. Mr. Li has extensive experience in the finance industry and is a recognized leader in credit derivatives research and risk management. Prior to his current position, Mr. Li served as the investment vice president in risk management at Prudential Financial from March 2016 to June 2017, and managing director and the head of risk management group at China International Capital Corporation Ltd. from June 2008 to February 2012. Mr. Li also has extensive research experiences in various financial institutions, including Citigroup, Canadian Imperial Bank of Commerce, AXA Financial, RiskMetrics Group and Barclays Capital. Mr. Li obtained his bachelor’s degree in mathematics from Yangzhou Normal College (consolidated into and currently known as Yangzhou University) in July 1983, master’s degree in monetary banking from Nankai University in June 1987, MBA degree from Laval University in May 1991, and Ph.D. degree in statistics from the University of Waterloo in October 1995.

DIRECTORS AND SENIOR MANAGEMENT

Save as disclosed above, none of the Directors held any directorship in public companies, the securities of which are listed on any securities market in Hong Kong or overseas in the last three years immediately preceding the date of this document, and none of the Directors and members of senior management are related to other Directors or members of senior management.

From September 25, 2015 to June 29, 2016, Mr. Xudong ZHANG was an independent non-executive director of Up Energy Development Group Limited (“Up Energy”), a limited company incorporated Bermuda and formerly listed on the Stock Exchange (former Stock Code: 307). Up Energy together with its subsidiaries is principally engaged in the mining of coking coal, production and sales of raw coking coal, clean coking coal, and coking and chemicals products in the PRC. A winding up petition was filed against Up Energy in Hong Kong in March 2016 for the repayment of debt. Up Energy was subsequently delisted from the Stock Exchange on January 5, 2022, and based on its public announcements available on the Stock Exchange’s website, its winding up hearings in Bermuda and Hong Kong remained adjourned prior to such delisting. Mr. Zhang has confirmed that (i) he was not involved in the day-to-day management of Up Energy, (ii) there was no wrongful act on his part leading to the winding up proceedings of Up Energy, and (iii) he is not aware of any actual or potential claim that has been or would be made against him as a result of such winding up proceedings. Save as disclosed herein, to the best knowledge, information and belief of the Directors having made all reasonable inquiries, there was no other matters with respect to the appointment of the Directors that need to be brought to the attention of the Shareholders and there was no information relating to the Directors that is required to be disclosed pursuant to Rule 13.51(2) (a) to (v) of the Listing Rules.

SENIOR MANAGEMENT

Our senior management is responsible for the day-to-day management of our business. The following table provides information about members of our senior management:

Name	Age	Position	Date of joining the Group	Date of appointment for current senior management position	Roles and responsibilities

Mr. Yong Suk CHO (趙容奭)	51	Executive Director, Chairman of the Board and Chief Executive Officer	October 2007	August 2022	Presiding over the Board, giving strategic advice and formulating development plans of the Group, and responsible for the Group’s day-to-day management

DIRECTORS AND SENIOR MANAGEMENT

Name	Age	Position	Date of joining the Group	Date of appointment for current senior management position	Roles and responsibilities

Mr. Gregory Dean GIBB (計葵生)	56	Executive Director and Co-Chief Executive Officer	September 2011	January 2021	Responsible for the Group’s wealth management business and finance, treasury internet technology and investor relations functions

Mr. Dongqi CHEN (陳東起)	54	General Manager	July 2013	August 2022	Responsible for the Group’s sales functions

Ms. Youn Jeong LIM (林允禎)	51	Chief Risk Officer	May 2008	August 2022	Responsible for risk management of the Group

Mr. David Siu Kam CHOY (徐兆感)	48	Chief Financial Officer	October 2018	August 2022	Overseeing corporate finance and accounting matters and financial reporting of the Group

Mr. Jinliang MAO (毛進亮)	56	Chief Technology Officer	May 2016	November 2017	Responsible for the development of software and technology of the Group

Mr. Yong Suk CHO (趙容奭), is our executive Director, chairman of the Board and chief executive officer. See “Directors” in this section for his biographical details.

DIRECTORS AND SENIOR MANAGEMENT

Mr. Gregory Dean GIBB (計葵生) is our executive Director and co-chief executive officer. See “Directors” in this section for his biographical details.

Mr. Dongqi CHEN (陳東起), aged 54, has been the general manager of the Company since August 2022. He currently also serves as chairman of Ping An Consumer Finance Co., Ltd. Mr. Chen has over 25 years of experience in sales management and the financial industry. Prior to his current positions, Mr. Chen has served as general manager of Ping An Puhui from June 2020 to August 2022, executive deputy general manager of Ping An Puhui from February 2017 to June 2020, deputy general manager of Ping An Puhui from June 2016 to February 2017, and assistant to the general manager of Ping An Puhui from July 2015 to May 2016. Mr. Chen has served as assistant to the general manager of Ping An Insurance Agency Co., Ltd. from November 2014 to June 2015 and held a number of positions in Ping An Property & Casualty Insurance Company of China Ltd. from September 1996 to October 2014, including as assistant to general manager of the Credit Guarantee Insurance Business Unit from July 2013 to October 2014. Mr. Chen received his bachelor’s degree in insurance from Nankai University in July 1991.

Ms. Youn Jeong LIM (林允禎), aged 51, has been the chief risk officer of the Company since August 2022. She served as vice president of Ping An Puhui from March 2017 to August 2022, and was also the chief risk officer of Ping An Puhui, where she was responsible for the comprehensive risk management of retail lending business of the Company. Ms. Lim has led the transformation of Ping An Puhui’s risk management system from a traditional model into a technology-supported, data-driven online model. Prior to joining Ping An Puhui in May 2008, Ms. Lim has served as the head of consumer finance risk management department of Standard Chartered Bank in Korea from July 2006 to April 2008 and the head of credit card business planning department of Citibank in Korea from April 1999 to September 2005. Ms. Lim received her master’s degree in arts from Ohio State University in June 1996.

Mr. David Siu Kam CHOY (徐兆感), aged 48, has been the chief financial officer of the Company since August 2022. He has also been the chief financial officer of Ping An Puhui since October 2018. Mr. Choy served in various positions at KPMG Hong Kong and Ernst & Young Beijing, Guangzhou and Hong Kong from July 1997 to September 2005, and served as the general manager of the finance department of Shenzhen Development Bank Company Limited (now known as Ping An Bank) from October 2005 to December 2006. Mr. Choy subsequently joined Ping An Insurance where he served as the deputy general manager of group finance department from March 2007 to January 2009, deputy general manager of group planning department from January 2009 to March 2014, and deputy general manager and general manager of group treasury department from March 2014 to September 2018. Representing Ping An Insurance during his service at the group, Mr. Choy also served in various directorship roles within the Ping An Group, namely, chairman of Ping An Overseas Holdings, director of each of Shenzhen Ping An Fintech Company, Ping An of China Asset Management (Hong Kong) Company Limited, Ping An Real Estate Co., Ltd. and Ping An Yiqianbao E-commerce Company Limited. Mr. Choy obtained his bachelor’s degree in finance from The Hong Kong University of Science and Technology in November 1997 and his master’s degree in corporate governance and directorship from the Hong Kong Baptist University in November 2015. He also completed the senior executives program in corporate governance at Stanford University in March 2017. He is currently a member of the Hong Kong Institute of Certified Public Accountants.

DIRECTORS AND SENIOR MANAGEMENT

Mr. Jinliang MAO (毛進亮), aged 56, has been the chief technology officer of the Company since December 2017. He has also been the general manager of Lufax (Shenzhen) Technology since September 2018. Mr. Mao has extensive experience in internet technology. He joined Ping An in April 1993 and has since then held various positions relating to information management within Ping An Group. Mr. Mao obtained his bachelor’s degree in engineering from National University of Defense Technology in July 1988 and master’s degree in engineering from National University of Defense Technology in June 1991.

Save as disclosed herein, none of the senior management of the Company held any directorship in public companies, the securities of which are listed on any securities market in Hong Kong or overseas in the last three years immediately preceding the date of this document.

COMPANY SECRETARY

Ms. Sharon Wing Han LEUNG (梁穎嫻) has been appointed as our company secretary. Ms. Leung possesses more than 15 years of experience in the company secretary profession. She is familiar with the Listing Rules, the Companies Ordinance as well as compliance work for offshore companies. Ms. Leung is currently a director of Corporate Services of Tricor Services Limited and has been providing corporate secretarial and compliance services to a portfolio of clients including multinational corporations and private companies.

Ms. Leung is a Chartered Secretary, a Chartered Governance Professional and a fellow member of both The Hong Kong Chartered Governance Institute (formerly known as “The Hong Kong Institute of Chartered Secretaries”) and The Chartered Governance Institute in the United Kingdom. She is also a member of the Hong Kong Institute of Certified Public Accountants.

Ms. Leung obtained a bachelor’s degree in business administration and a master’s degree in laws.

CORPORATE GOVERNANCE

Audit Committee

Our audit committee is in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code set out in Appendix 14 to the Listing Rules, except for the terms of reference required by paragraphs C.3.3 and C.3.7 of the Corporate Governance Code. The charter of our audit committee complies with the rules of the NYSE and the rules of the SEC. The primary duties of the Company’s audit committee are to monitor the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters, to review the adequacy of our internal control over financial reporting, to review all related party transactions for potential conflict of interest situations and to approve, as appropriate, such transactions. The audit committee comprises three independent non-executive Directors, namely Mr. Rusheng YANG, Mr. Xudong ZHANG and Mr. David Xianglin LI. Mr. Yang, being the chairman of the committee, is appropriately qualified as required under Rules 3.10(2) and 3.21 of the Listing Rules.

DIRECTORS AND SENIOR MANAGEMENT

Nomination and Remuneration Committee

Our nomination and remuneration committee is in compliance with Rule 3.25 of the Listing Rules and the Corporate Governance Code set out in Appendix 14 to the Listing Rules. The charter of our nomination and remuneration committee complies with the rules of the NYSE. The primary duties of the nomination and remuneration committee are to (i) in respect of its nomination functions, develop and recommend to the Board criteria for board and committee membership, recommend to the Board the persons to be nominated for election as Directors and to each of the Board’s committees, and (ii) in respect of its remuneration functions, review and make recommendations to the Board of Directors with respect to director compensation, evaluate the performance of our executive officers and review and make recommendations to the Board regarding the terms of their compensation, and review and approve the nomination and compensation of our executive officers. The compensation committee comprises three independent non-executive Directors, namely Mr. Weidong LI, Mr. Xudong ZHANG and Mr. Rusheng YANG. Mr. Li is the chairman of the committee.

Corporate Governance Code

We aim to achieve high standards of corporate governance, which are crucial to our development and safeguard the interests of the Shareholders. In order to accomplish this, save as disclosed below, we expect to comply with the Corporate Governance Code set out in Appendix 14 of the Listing Rules after the Listing.

Pursuant to code provision C.2.1 of the Corporate Governance Code set out in Appendix 14 of the Listing Rules, companies listed on the Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairperson and the chief executive officer should be segregated and should not be performed by the same individual. Mr. Yong Suk CHO has assumed the roles of chairman of the Board and chief executive officer of the Company, which will constitute a deviation from code provision C.2.1 of the Corporate Governance Code set out in Appendix 14 of the Listing Rules. The Board believes that vesting the roles of both chairperson and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group. Taking into account that Mr. Gregory Dean GIBB currently acts as the co-chief executive officer of the Company, the Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively. The Board will continue to review and consider splitting the roles of chairman of the Board and the chief executive officer of the Company if and when it is appropriate taking into account the circumstances of the Group as a whole.

Management Presence

According to Rule 8.12 of the Listing Rules, we must have sufficient management presence in Hong Kong. This normally means that at least two of our executive Directors must be ordinarily resident in Hong Kong.

Since the principal business operations of the Group are conducted in mainland China, members of our senior management are, and are expected to continue to be, based in mainland China. Further, as our executive Directors have a vital role in the Group’s operations, it is crucial for them to remain in close proximity to the Group’s central management located in mainland China. The Company does not and, for the foreseeable future, will not have a sufficient management presence in Hong Kong. We have applied for, and the Stock Exchange has granted, a waiver from compliance with Rule 8.12 of the Listing Rules. For further details, see “Waivers—Management Presence in Hong Kong.”

Board Diversity

The Board will adopt a board diversity policy (the “Board Diversity Policy”) prior to the Listing in order to enhance the effectiveness of the Board and to maintain high standard of corporate governance. The Board Diversity Policy sets out the criteria for selecting candidates to the Board, including but not limited to gender, age, cultural and educational background, professional qualifications, skills, knowledge, and industry and regional experience. The ultimate decision will be based on merit and the contribution that the selected candidates will make to the Board.

DIRECTORS AND SENIOR MANAGEMENT

The nominating and corporate governance committee is responsible for reviewing the diversity of the Board. After Listing, our nomination and remuneration committee will monitor and evaluate the implementation of the Board Diversity Policy from time to time to ensure its continued effectiveness. Our nomination and remuneration committee will also include in successive annual reports a summary of the Board Diversity Policy, including any measurable objectives set for implementing the Board Diversity Policy and the progress on achieving these objectives.

The Company aims to maintain an appropriate balance of skills, experience and diversity of perspectives on the Board that are relevant to the Company’s business growth. The Company is also committed to ensuring that recruitment and selection practices at all levels (from the Board downwards) are appropriately structured so that a diverse range of candidates are considered. Our nomination and remuneration committee will discuss periodically and, where appropriate, agree on measurable objectives for achieving diversity, including gender diversity, on the Board and recommend them to the Board for adoption.

DIRECTORS’ REMUNERATION

The Directors and senior management receive remuneration, including basic salaries, housing fund, allowances and benefits in kind, employer’s contributions to a retirement benefit scheme, discretionary bonuses and share-based compensation expenses.

The aggregate amount of remuneration (including directors’ fees, salaries and bonuses, social security and housing fund, and other benefits) for the Directors for the years ended December 31, 2020 and 2021 and the nine months ended September 30, 2022 was RMB47.6 million, RMB42.9 million and RMB24.5 million, respectively.

DIRECTORS AND SENIOR MANAGEMENT

The aggregate amount of remuneration (including wages, salaries and bonuses, other social security costs, housing benefits and other employee benefits, and pension costs—defined contribution plans, and excluding share-based payment)) for the five highest paid individuals who are not the Directors for the years ended December 31, 2020 and 2021 and the nine months ended September 30, 2022 was RMB6.1 million, RMB14.5 million and RMB16.5 million, respectively.

Save as disclosed above, no other payments have been paid or are payable by the Company to the Directors in respect of the years ended December 31, 2020 and 2021 and the nine months ended September 30, 2022. No remuneration was paid to the Directors or the five highest paid individuals as an inducement to join, or upon joining, the Group. No compensation was paid to, or receivable by, the Directors or past directors for the Track Record Period for the loss of office as director of any member of the Group or of any other office in connection with the management of the affairs of any member of the Group. None of the Directors waived any emoluments during the same period.

See paragraphs headed “Statutory and General Information—D. Share Incentive Plans” in Appendix IV for details regarding the incentive plans for the Directors and senior management.

COMPLIANCE ADVISER

We have appointed Somerley Capital Limited as our compliance adviser (the “Compliance Adviser”) pursuant to Rule 3A.19 of the Listing Rules. The Compliance Adviser will provide us with guidance and advice as to compliance with the requirements under the Listing Rules and applicable Hong Kong laws. Pursuant to Rule 3A.19 of the Listing Rules, the Compliance Adviser will advise the Company in certain circumstances including:

(a)	before the publication of any regulatory announcement, circular, or financial report;

(b)	where a transaction which might be a notifiable or connected transaction is contemplated, including share issues and share repurchases; and

(c)

where the Stock Exchange makes an inquiry to the Company regarding unusual movements in the price or trading volume of its listed securities or any other matters in accordance with Rule 13.10 of the Listing Rules.

The term of appointment of the Compliance Adviser shall commence on the Listing Date and end on the date on which the Company distributes to Shareholders the annual report of our financial results for the first full financial year commencing after the Listing Date. The appointment may be subject to extension by mutual agreement.

DIRECTORS AND SENIOR MANAGEMENT

COMPETITION

Each of the Directors confirms that, as of the Latest Practicable Date, he or she did not have any interest in a business which materially competes or is likely to compete, directly or indirectly, with our business and requires disclosure under Rule 8.10 of the Listing Rules.

GLOSSARY OF TECHNICAL TERMS

This glossary contains definitions of certain terms used in this document in connection with us and our business.

“active borrowers”	borrowers that have a current outstanding balance with the Company as of the period end

“AI”	artificial intelligence

“APR” or “annualized percent rate”	the monthly all-in borrowing cost as a percentage of the outstanding balance annualized by a factor of 12, where all-in borrowing cost comprises the actual amount of (a) interest, (b) insurance premiums or guarantee fees and (c) retail credit enablement service fees

“cumulative borrowers”	the cumulative number of borrowers who had submitted their loan application request and successfully made drawdowns since our inception

“DPD 30+ delinquency rate”	the outstanding balance of loans for which any payment is 30 to 179 calendar days past due, divided by the outstanding balance of loans

“DPD 90+ delinquency rate”	the outstanding balance of loans for which any payment is 90 to 179 calendar days past due, divided by the outstanding balance of loans

“KYB”	know-your-business

“KYC”	know-your-customers

“KYP”	know-your-products

“MOB” or “months on book”	the number of complete calendar months that have elapsed since the calendar month in which the loan was originated, measured at the end of each calendar month

“outstanding balance of loans”	the total principal amount outstanding at the end of the given period for loans we enabled

“SBOs”	small business owners, including owners of legal entities, individuals who conduct their businesses as sole proprietors, management-level individuals of SMBs, and self-employed individuals with proof of business operations

GLOSSARY OF TECHNICAL TERMS

“SMBs”	small and micro businesses, typically with fewer than 50 employees and less than RMB30 million of annual income

“volume of new loans”	the principal amount of new loans we enabled during the given period